UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: May 3, 2016

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the First Quarter 2016 Report of UBS Group AG, which appears immediately following this page.

Our financial results

First quarter 2016  report

UBS Group key figures

	As of or for the quarter ended
CHF million, except where indicated	31.3.16	31.12.15	31.3.15

Group results
Operating income	6,833	6,775	8,841
Operating expenses	5,855	6,541	6,134
Operating profit / (loss) before tax	978	234	2,708
Net profit / (loss) attributable to UBS Group AG shareholders	707	949	1,977
Diluted earnings per share (CHF)¹	0.18	0.25	0.53

Key performance indicators²
Profitability
Return on tangible equity (%)	6.0	8.1	17.8
Return on assets, gross (%)	2.9	2.8	3.4
Cost / income ratio (%)	85.7	95.7	69.2
Growth
Net profit growth (%)	(25.5)	(54.1)	130.4
Net new money growth for combined wealth management businesses (%)	5.9	2.9	3.8
Resources
Common equity tier 1 capital ratio (fully applied, %)³	14.0	14.5	13.7
Leverage ratio (phase-in, %)⁴	6.0	6.2	5.6

Additional information
Profitability
Return on equity (RoE) (%)	5.1	6.9	15.4
Return on risk-weighted assets, gross (%)⁵	13.0	12.9	16.4
Resources
Total assets	966,873	942,819	1,048,850
Equity attributable to UBS Group AG shareholders	54,845	55,313	52,359
Common equity tier 1 capital (fully applied)³	29,853	30,044	29,566
Common equity tier 1 capital (phase-in)³	36,580	40,378	40,779
Risk-weighted assets (fully applied)³	213,558	207,530	216,385
Common equity tier 1 capital ratio (phase-in, %)³	16.9	19.0	18.6
Total capital ratio (fully applied, %)³	22.7	22.9	20.6
Total capital ratio (phase-in, %)³	25.7	26.8	25.9
Leverage ratio (fully applied, %)⁴	5.4	5.3	4.6
Leverage ratio denominator (fully applied)⁴	905,801	897,607	976,934
Liquidity coverage ratio (%)⁶	134	124	116
Other
Invested assets (CHF billion)⁷	2,618	2,689	2,708
Personnel (full-time equivalents)	60,547	60,099	60,113
Market capitalization⁸	59,638	75,147	68,508
Total book value per share (CHF)⁸	14.74	14.75	14.33
Tangible book value per share (CHF)⁸	13.04	13.00	12.59

1 Refer to "Note 9 Earnings per share (EPS) and shares outstanding" in the "Consolidated financial statements" section of this report for more information.    2 Refer to the "Measurement of performance" section of our Annual Report 2015 for the definitions of our key performance indicators.    3 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRBs). Refer to the "Capital management" section of this report for more information.    4 Calculated in accordance with Swiss SRB rules. Refer to the "Capital management" section of this report for more information. From 31 December 2015 onward, the leverage ratio denominator calculation is fully aligned with the Basel III rules. Figures for periods prior to 31 December 2015 are calculated in accordance with former Swiss SRB rules and are therefore not fully comparable.    5 Based on fully applied risk-weighted assets.    6 Refer to the "Liquidity and funding management" section of this report for more information. Figures represent a 3-month average. The average first quarter 2015 liquidity coverage ratio was adjusted from 122% to 116%.    7 Includes invested assets for Personal & Corporate Banking.    8 Refer to the "UBS shares" section of this report for more information.

First quarter 2016 report

Contacts

Switchboards

For all general inquiries.
Zurich +41-44-234 1111
London +44-20-7567 8000
New York +1-212-821 3000
Hong Kong +852-2971 8888
www.ubs.com/contact

Investor Relations

UBS’s Investor Relations team supports
institutional, professional and retail
investors from our offices in Zurich,
London, New York and Singapore.

UBS Group AG, Investor Relations
P.O. Box, CH-8098 Zurich, Switzerland

www.ubs.com/investors

Hotline Zurich +41-44-234 4100
Hotline New York +1-212-882 5734
Fax (Zurich) +41-44-234 3415

Media Relations

UBS’s Media Relations team supports
global media and journalists from
offices in Zurich, London, New York
and Hong Kong.

www.ubs.com/media

Zurich +41-44-234 8500
mediarelations@ubs.com

London +44-20-7567 4714
ubs-media-relations@ubs.com

New York +1-212-882 5857
mediarelations-ny@ubs.com

Hong Kong +852-2971 8200
sh-mediarelations-ap@ubs.com

Office of the Group Company Secretary

The Group Company Secretary receives
inquiries on compensation and related
issues addressed to members of the
Board of Directors.

UBS Group AG, Office of the Group Company
Secretary
P.O. Box, CH-8098 Zurich, Switzerland

sh-company-secretary@ubs.com

Hotline +41-44-235 6652
Fax +41-44-235 8220

Shareholder Services

UBS’s Shareholder Services team, a unit
of the Group Company Secretary office,
is responsible for the registration of the
global registered shares.

UBS Group AG, Shareholder Services
P.O. Box, CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

Hotline +41-44-235 6652
Fax +41-44-235 8220

US Transfer Agent

For global registered share-related
inquiries in the US.

Computershare Trust Company NA
P.O. Box 30170
College Station
TX 77842-3170, USA

Shareholder online inquiries:
https://www-us.computershare.com/investor/Contact

Shareholder website:
www.computershare.com/investor

Calls from the US +1-866-305-9566
Calls from outside
the US +1-781-575-2623
TDD for hearing impaired
+1-800-231-5469
TDD for foreign shareholders
+1-201-680-6610

Beginning with the first quarter of 2016, and in line with standard industry practice, UBS will no longer publish a separate quarterly shareholder letter. UBS will continue to publish a shareholder letter as part of its annual report.

Terms used in this report, unless the context requires otherwise

“UBS,” “UBS Group,” “UBS Group AG (consolidated),” “Group,” “the Group,” “we,” “us” and “our”      UBS Group AG and its consolidated subsidiaries

“UBS AG (consolidated)”                                                                                                                           UBS AG and its consolidated subsidiaries

“UBS Group AG” and “UBS Group AG (standalone)”                                                                                 UBS Group AG on a standalone basis

“UBS AG” and “UBS AG (standalone)”                                                                                                      UBS AG on a standalone basis

“UBS Switzerland AG”                                                                                                                               UBS Switzerland AG on a standalone basis

“UBS Limited”                                                                                                                                           UBS Limited on a standalone basis

Corporate calendar UBS Group AG

Annual General Meeting 2016:                                 Tuesday, 10 May 2016
Publication of the second quarter 2016 report:           Friday, 29 July 2016
Publication of the third quarter 2016 report:               Tuesday, 1 November 2016
Fourth quarter 2016 earnings release:                        Tuesday, 31 January 2017

1.	UBS Group
6	Recent developments
8	Group performance

2.	UBS business divisions and Corporate Center
22	Wealth Management
26	Wealth Management Americas
31	Personal & Corporate Banking
34	Asset Management
38	Investment Bank
42	Corporate Center

3.	Risk, treasury and capital management
55	Risk management and control
71	Balance sheet
74	Liquidity and funding management
78	Capital management
99	UBS shares

4.	Consolidated financial statements
103	UBS Group AG interim consolidated financial statements (unaudited)
150	UBS AG interim consolidated financial information (unaudited)

5.	Legal entity financial and regulatory information
155	UBS Group AG
157	UBS AG
161	UBS Switzerland AG
165	UBS Limited

Appendix

168	Abbreviations frequently used in our financial reports
170 171	Information sources Cautionary statement

Corporate calendar UBS AG*

Publication of the first quarter 2016 report:                 Friday, 6 May 2016

* Publication dates of further quarterly and annual reports and results will be made available as part of the corporate calendar of UBS AG at www.ubs.com/investors

Imprint

Publisher: UBS Group AG, Zurich, Switzerland | www.ubs.com
Language: English | SAP-No. 80834E-1601

© UBS 2016. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Printed in Switzerland on chlorine-free paper with mineral oil-reduced inks. Paper production from socially responsible and ecologically sound forestry practices.

First quarter 2016 report

UBS and its businesses

We provide financial advice and solutions to private, institutional and corporate clients worldwide, as well as private clients in Switzerland. The operational structure of the Group is comprised of our Corporate Center and five business divisions: Wealth Management, Wealth Management Americas, Personal & Corporate Banking, Asset Management and the Investment Bank. Our strategy builds on the strengths of all of our businesses and focuses our efforts on areas in which we excel, while seeking to capitalize on the compelling growth prospects in the businesses and regions in which we operate, in order to generate attractive and sustainable returns for our shareholders. All of our businesses are capital-efficient and benefit from a strong competitive position in their targeted markets.

Wealth Management

Wealth Management provides comprehensive advice and financial services to wealthy private clients around the world, with the exception of those served by Wealth Management Americas. UBS is a global firm with global capabilities, and its clients benefit from a full spectrum of resources, including wealth planning, investment management solutions and corporate finance advice, banking and lending solutions, as well as a wide range of specific offerings. Wealth Management’s guided architecture model gives clients access to a wide range of products from the world's leading third-party institutions that complement its own products.

Wealth Management Americas

Wealth Management Americas is one of the leading wealth managers in the Americas in terms of financial advisor productivity and invested assets. Its business includes UBS’s domestic US and Canadian wealth management businesses, as well as international business booked in the US. It provides a fully integrated set of wealth management solutions designed to address the needs of ultra high net worth and high net worth clients.

Personal & Corporate Banking

Personal & Corporate Banking provides comprehensive financial products and services to UBS's private, corporate and institutional clients in Switzerland, maintaining a leading position in these segments and embedding its offering in a multi-channel approach. The business is a central element of UBS’s universal bank delivery model in Switzerland, supporting other business divisions by referring clients and growing the wealth of the firm's private clients so they can be transferred to Wealth Management. Personal & Corporate Banking leverages the cross-selling potential of UBS's asset-gathering and investment bank businesses, and manages a substantial part of UBS’s Swiss infrastructure and banking products platform.

Asset Management

Asset Management is a large-scale asset manager, with a presence in 22 countries. It offers investment capabilities and investment styles across all major traditional and alternative asset classes to institutions, wholesale intermediaries and wealth management clients around the world. It is a leading fund house in Europe, the largest mutual fund manager in Switzerland, the third-largest international asset manager in Asia, the second largest fund of hedge funds manager and one of the largest real estate investment managers in the world.

Investment Bank

The Investment Bank provides corporate, institutional and wealth management clients with expert advice, innovative solutions, execution and comprehensive access to international capital markets. It offers advisory services and provides in-depth cross-asset research, along with access to equities, foreign exchange, precious metals and selected rates and credit markets, through its business units, Corporate Client Solutions and Investor Client Services. The Investment Bank is an active participant in capital markets flow activities, including sales, trading and market-making across a range of securities.

Corporate Center

Corporate Center is comprised of Services, Group Asset and Liability Management (Group ALM) and Non-core and Legacy Portfolio. Services includes the Group’s control functions such as finance, risk control (including compliance) and legal, and, within these, certain corporate and stewardship services and the costs associated therewith. In addition, it provides all logistics and support services, including operations, information technology, human resources, regulatory relations and strategic initiatives, communications and branding, corporate services, physical security, information security as well as outsourcing, nearshoring and offshoring. Group ALM is responsible for business division-aligned risk management, capital investment and issuance and Group structural risk management activities. Non-core and Legacy Portfolio is comprised of the non-core businesses and legacy positions that were part of the Investment Bank prior to its restructuring.

UBS Group

Management report

Recent developments

Recent developments

Financial reporting and accounting changes

Own credit

In the first quarter of 2016, we adopted the own credit presentation requirements of IFRS 9, Financial Instruments. Under these requirements of IFRS 9, changes in the fair value of financial liabilities designated at fair value through profit or loss related to own credit are recognized in Other comprehensive income directly within Retained earnings. As the Group does not hedge changes in own credit arising on financial liabilities designated at fair value, presenting own credit within Other comprehensive income does not create or increase an accounting mismatch in the income statement. The unrealized and any realized own credit recognized in Other comprehensive income will not be reclassified to the income statement in future periods. Changes in own credit presented in prior periods have not been restated and remain within Net trading income. We will adopt the classification, measurement and impairment requirements of IFRS 9 as of the mandatory effective date of 1 January 2018.

→   Refer to “Note 10 Fair value measurement” in the “Consolidated financial statements” section of this report for more information

Balance sheet classification of newly purchased high-quality liquid debt securities

Starting with the first quarter of 2016, we classify newly purchased debt securities held as high-quality liquid assets (HQLA), and managed by Corporate Center – Group Asset and Liability Management (Group ALM), as either financial assets designated at fair value through profit or loss or financial assets held to maturity. Debt securities acquired prior to the first quarter of 2016 and held for liquidity purposes remain classified as financial assets available for sale.

Classification of debt securities as financial assets designated at fair value through profit or loss is applied for most debt securities purchased starting with the first quarter of 2016, and is intended to reduce accounting mismatches by ensuring that changes in the fair value of the securities are recognized in the income statement in line with the associated interest rate derivatives used for risk management purposes. A small portion of newly purchased debt securities are classified as financial assets held to maturity, reflecting the intended holding period for these assets.

→   Refer to “Note 1 Basis of accounting” in the “Consolidated financial statements” section of this report for more information

Change in disclosure of Group ALM activities

To further enhance the transparency of Group ALM, effective 2016, Group ALM’s results are disclosed for the three main risk management activities: (i) business division-aligned risk management, (ii) capital investment and issuance and (iii) Group structural risk management. Prior periods are presented in accordance with this new structure.

Change in Asset Management business lines

As of 1 January 2016, Asset Management was reorganized into the following business lines: (i) Equities, Multi Asset & O'Connor, (ii) Fixed Income, (iii) Global Real Estate, (iv) Infrastructure and Private Equity, (v) Solutions and (vi) Fund Services. This change is reflected throughout this report and prior-period figures are presented in accordance with this new structure.

Cost reduction target

We have identified structural cost reduction opportunities of a front-to-back nature that will result in business divisions contributing to our CHF 2.1 billion net cost reduction target.

Regulatory and legal developments

Basel Committee on Banking Supervision proposes changes to the capital framework

In the first quarter of 2016, the Basel Committee on Banking Supervision (BCBS) published a series of consultation papers as part of the revision of the BCBS capital framework, which the BCBS expects to complete by the end of 2016.

In March 2016, the BCBS published a consultation document proposing restrictions on the use of internal model approaches for the calculation of credit risk-weighted assets (RWA). Specifically, the BCBS proposes to (i) remove the option to use the internal ratings-based approaches for certain exposure categories, such as loans to banks, other financial institutions and large corporates, (ii) adopt exposure-level, model-parameter floors, and (iii) provide greater specification of parameter estimation practices.

In a separate consultation document, also published in March 2016, the BCBS proposed to replace existing standardized and advanced measurement approaches for calculating operational risk capital with a single non-model-based method, the so-called standardized measurement approach.

We expect that if the proposals are adopted in their current form and implemented in Switzerland, the proposed changes to the capital framework would likely result in a significant increase in our overall RWA.

The BCBS has also proposed changes to Pillar 3 disclosure requirements in a consultation document published in March 2016, including a new requirement to disclose hypothetical RWA calculated on the basis of the Basel framework's standardized approach, as a benchmark to RWA calculated using the internal ratings-based approach.

In April 2016, the BCBS published a consultation document proposing revisions to the Basel III leverage ratio framework, including changes to the treatment of derivative exposures, regular-way purchases and sales of financial assets, and provisions. As part of this consultation, the BCBS also asked for views on additional leverage ratio requirements applicable to global systemically important banks.

Margin requirements for non-cleared over-the-counter derivatives

Regulators in various jurisdictions, including Switzerland, the EU and the US, have issued rules that require the margining of non-cleared over-the-counter (OTC) derivatives. While the specifics vary from jurisdiction to jurisdiction, the rules require that counterparties transacting in OTC derivatives that are not cleared by an appropriate central counterparty must exchange both initial and variation margin, using the forms of permitted collateral and collateral haircuts specified by the rules. The requirements of the various non-cleared bilateral margin rules will be phased in beginning in September 2016 and are expected to have significant implications for the operations of, and collateral requirements for, our and many of our clients' OTC derivatives activities.

US Federal Reserve re-proposes rule for single counterparty risk

In March 2016, the Federal Reserve Board proposed a rule to impose new limits on significant single-counterparty credit exposures of large banking organizations, including large US bank holding companies and US operations of foreign banking organizations. The proposal would apply single-counterparty credit limits to US-domiciled bank holding companies with total consolidated assets of USD 50 billion or more.

The proposed limits are designed to become more stringent as the systemic importance of a firm increases. Under the proposal, the exposure of our US operations to another systemically important financial firm would be limited to a maximum of 15% of our tier 1 capital, and exposure to any other single counterparty would be restricted to 25% of our tier 1 capital.

In addition, the single-counterparty credit limits would apply separately to UBS Americas Holding LLC, our US intermediate holding company (IHC), based on its capital. If adopted as proposed, these limits may affect how we conduct our operations in the US, including our use of other financial firms for payments and securities clearing services and as transactional counterparties.

US Department of Labor finalizes fiduciary rule

In April 2016, the US Department of Labor (DOL) adopted a rule that expands the definition of “fiduciary” under the Employee Retirement Income Security Act of 1974 (ERISA). The rule becomes effective in April 2017, although certain aspects of the rule do not become effective until January 2018. The rule will require all advisors, including broker-dealers, to abide by an ERISA fiduciary standard in dealings with qualified retirement plans and individual retirement accounts. The rule prohibits various customary transactions and fee arrangements in the financial services industry with respect to retirement plan investors, unless certain exemption criteria are fully met. We are currently determining the changes we will need to make to our business practices, policies and procedures, and fee structures to comply with the rule. Wealth Management Americas and Asset Management will likely be required to materially change some of their business processes in response to the rule.

US Treasury proposes regulations affecting treatment of debt issued by a US entity to a foreign parent

In April 2016, the US Internal Revenue Service (IRS), in an effort to deter inversions of US corporations, issued proposed regulations that would authorize the IRS to re-characterize debt of a US subsidiary to an affiliated foreign corporation as equity if the US entity engages in certain types of transactions with affiliated companies or if documentation requirements are not met. The proposed regulations are effective for transactions entered into on or after 4 April 2016 and may affect debt issued by our US-domiciled subsidiaries to a non-US UBS entity. If debt issued by any US affiliates of UBS were re-characterized under the proposed regulations, this could result in the partial or total loss of US interest expense deductions, and the imposition of US withholding taxes on payments on the relevant debt.

Group performance

Group performance

Net profit attributable to UBS Group AG shareholders was CHF 707 million in the first  quarter of 2016  compared with CHF 949 million in the fourth  quarter of 2015. We recorded an operating profit before tax of CHF 978 million compared with CHF 234 million. On an adjusted basis, operating profit before tax was CHF 1,366 million compared with CHF 754 million, mainly driven by CHF 629 million lower non-personnel expenses. We recorded a net tax expense of CHF 270 million compared with a net tax benefit of CHF 715 million in the prior quarter.

Income statement
	For the quarter ended			% change from
CHF million	31.3.16	31.12.15	31.3.15	4Q15	1Q15
Net interest income	1,712	1,759	1,637	(3)	5
Credit loss (expense) / recovery	(3)	(59)	(16)	(95)	(81)
Net interest income after credit loss expense	1,709	1,700	1,621	1	5
Net fee and commission income	4,093	4,218	4,401	(3)	(7)
Net trading income	1,013	898	2,135	13	(53)
of which: net trading income excluding own credit	1,013	863	1,908	17	(47)
of which: own credit on financial liabilities designated at fair value		35	226
Other income	17	(41)	685		(98)
Total operating income	6,833	6,775	8,841	1	(23)
of which: net interest and trading income	2,725	2,657	3,772	3	(28)
Personnel expenses	3,924	3,843	4,172	2	(6)
General and administrative expenses	1,664	2,413	1,713	(31)	(3)
Depreciation and impairment of property, equipment and software	243	260	221	(7)	10
Amortization and impairment of intangible assets	23	24	28	(4)	(18)
Total operating expenses	5,855	6,541	6,134	(10)	(5)
Operating profit / (loss) before tax	978	234	2,708	318	(64)
Tax expense / (benefit)	270	(715)	670		(60)
Net profit / (loss)	708	950	2,038	(25)	(65)
Net profit / (loss) attributable to non-controlling interests	0	1	61	(100)	(100)
Net profit / (loss) attributable to UBS Group AG shareholders	707	949	1,977	(26)	(64)

Comprehensive income
Total comprehensive income	349	1,164	1,726	(70)	(80)
Total comprehensive income attributable to non-controlling interests	(50)	38	(81)		(38)
Total comprehensive income attributable to UBS Group AG shareholders	399	1,126	1,808	(65)	(78)

Performance by business division and Corporate Center unit – reported and adjusted¹˒²
	For the quarter ended 31.3.16
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services³	CC – Group ALM	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	1,885	1,889	963	468	1,879	(55)	(150)	(47)	6,833
of which: net foreign currency translation losses⁴							(123)		(123)
Operating income (adjusted)	1,885	1,889	963	468	1,879	(55)	(27)	(47)	6,956

Operating expenses as reported	1,327	1,678	564	378	1,625	148	(2)	135	5,855
of which: personnel-related restructuring expenses⁵	2	0	0	1	17	107	0	1	128
of which: non-personnel-related restructuring expenses⁵	14	0	0	2	2	118	0	0	137
of which: restructuring expenses allocated from CC Services⁵	62	33	23	17	97	(233)	0	1	0
Operating expenses (adjusted)	1,248	1,645	541	358	1,508	156	(2)	133	5,590
of which: expenses for provisions for litigation, regulatory and similar matters	0	18	(1)	0	(1)	0	0	23	39

Operating profit / (loss) before tax as reported	557	211	399	90	253	(203)	(148)	(183)	978
Operating profit / (loss) before tax (adjusted)	636	244	422	110	370	(211)	(25)	(181)	1,366

	For the quarter ended 31.12.15
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services³	CC – Group ALM	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	1,869	1,885	915	568	1,721	(54)	(59)	(71)	6,775
of which: own credit on financial liabilities designated at fair value⁶							35		35
of which: net foreign currency translation gain⁴							115		115
of which: gains on sales of subsidiaries and businesses	(28)			56					28
of which: net losses related to the buyback of debt							(257)		(257)
Operating income (adjusted)	1,897	1,885	915	512	1,721	(54)	48	(71)	6,854

Operating expenses as reported	1,526	1,871	560	397	1,641	291	(3)	258	6,541
of which: personnel-related restructuring expenses⁵	3	0	0	3	12	144	0	1	164
of which: non-personnel-related restructuring expenses⁵	14	0	0	8	2	252	0	0	276
of which: restructuring expenses allocated from CC Services⁵	116	50	41	27	129	(377)	0	15	0
Operating expenses (adjusted)	1,393	1,821	519	359	1,498	272	(3)	241	6,100
of which: expenses for provisions for litigation, regulatory and similar matters	79	233	0	(3)	4	1	0	51	365

Operating profit / (loss) before tax as reported	344	14	355	171	80	(345)	(56)	(329)	234
Operating profit / (loss) before tax (adjusted)	505	64	396	153	223	(326)	51	(312)	754

Group performance

Performance by business division and Corporate Center unit – reported and adjusted¹˒² (continued)
	For the quarter ended 31.3.15
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services³	CC – Group ALM	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	2,247	1,801	979	511	2,657	374	313	(41)	8,841
of which: own credit on financial liabilities designated at fair value⁶							226		226
of which: gains on sales of real estate						378			378
of which: gains on sales of subsidiaries and businesses	141								141
Operating income (adjusted)	2,106	1,801	979	511	2,657	(4)	87	(41)	8,096

Operating expenses as reported	1,296	1,548	552	343	1,891	337	(4)	171	6,134
of which: personnel-related restructuring expenses⁵	3	0	1	0	2	62	0	1	68
of which: non-personnel-related restructuring expenses⁵	5	0	0	0	2	230	0	0	237
of which: restructuring expenses allocated from CC Services⁵	39	24	16	17	66	(173)	0	11	0
Operating expenses (adjusted)	1,250	1,524	536	325	1,821	218	(4)	160	5,829
of which: expenses for provisions for litigation, regulatory and similar matters	15	15	(2)	0	9	8	0	13	58

Operating profit / (loss) before tax as reported	951	253	427	168	766	37	317	(212)	2,708
Operating profit / (loss) before tax (adjusted)	856	277	443	186	836	(222)	91	(201)	2,268

1 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    2 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    3 Corporate Center  Services operating expenses presented in this table are after service allocations to business divisions and other Corporate Center units.    4 Related to the disposal or partial disposal of foreign subsidiaries and branches.    5 Refer to “Note 18 Changes in organization and disposals” in the “Consolidated financial statements” section of this report for more information.    6 Refer to the “Recent developments” section of this report for more information on own credit.

Results: 1Q16 vs 4Q15

We recorded an operating profit before tax of CHF 978 million compared with CHF 234 million. Operating income increased by CHF 58 million, reflecting a CHF 68 million increase in combined net interest and trading income, CHF 58 million higher other income, as well as a CHF 56 million reduction in net credit loss expense, partly offset by CHF 125 million lower net fee and commission income. Operating expenses decreased by CHF 686 million, primarily due to CHF 326 million lower net expenses for provisions for litigation, regulatory and similar matters and as the prior quarter included an expense of CHF 166 million for the annual UK bank levy.

In addition to reporting our results in accordance with International Financial Reporting Standards (IFRS), we report adjusted results that exclude items that management believes are not representative of the underlying performance of our businesses. Such adjusted results are non-GAAP financial measures as defined by SEC regulations. For the first quarter of 2016, we excluded net foreign currency translation losses of CHF 123 million and net restructuring expenses of CHF 265 million. For the fourth quarter of 2015, we excluded net losses of CHF 257 million related to the buyback of debt in a tender offer, a net foreign currency translation gain of CHF 115 million, an own credit gain of CHF 35 million, net gains of CHF 28 million on the sale of subsidiaries and businesses as well as net restructuring expenses of CHF 441 million.

On this adjusted basis, operating profit before tax was CHF 1,366 million in the first quarter compared with CHF 754 million in the prior quarter mainly driven by CHF 629 million lower non-personnel expenses.

Due to our ongoing efforts to optimize our legal entity structure, we anticipate that further foreign currency translation gains and losses previously booked directly into equity through other comprehensive income will be released into profit and loss due to the disposal or partial disposal of foreign branches and subsidiaries. As a result, we currently expect to record net foreign currency translation losses of around CHF 40 million in the second quarter of 2016 and around CHF 150 million in the second half of 2016, although these net losses could be recognized in different periods. Consistent with past practice, these net losses will be treated as adjusting items and recorded in Corporate Center – Group Asset and Liability Management (Group ALM). The release of foreign currency translation losses from equity to profit and loss does not affect shareholders’ equity or regulatory capital.

Operating income: 1Q16 vs 4Q15

Total operating income was CHF 6,833 million compared with CHF 6,775 million. On an adjusted basis, total operating income increased by CHF 102 million to CHF 6,956 million, reflecting an increase of CHF 103 million in combined net interest and trading income, CHF 67 million higher other income and a CHF 56 million lower net credit loss expense, partly offset by CHF 125 million lower net fee and commission income.

Net interest and trading income
	For the quarter ended			% change from
CHF million	31.3.16	31.12.15	31.3.15	4Q15	1Q15

Net interest and trading income
Net interest income	1,712	1,759	1,637	(3)	5
Net trading income	1,013	898	2,135	13	(53)
Total net interest and trading income	2,725	2,657	3,772	3	(28)
Wealth Management	750	774	806	(3)	(7)
Wealth Management Americas	439	418	357	5	23
Personal & Corporate Banking	643	666	687	(3)	(6)
Asset Management	(8)	(2)	(6)	300	33
Investment Bank	1,021	802	1,717	27	(41)
of which: Corporate Client Solutions	120	154	274	(22)	(56)
of which: Investor Client Services	901	648	1,444	39	(38)
Corporate Center	(120)	(1)	209
of which: Services	(9)	(24)	26	(63)
of which: Group ALM	(68)	105	268
of which: own credit on financial liabilities designated at fair value¹		35	226
of which: Non-core and Legacy Portfolio	(43)	(83)	(84)	(48)	(49)
Total net interest and trading income	2,725	2,657	3,772	3	(28)
1 Refer to the “Recent developments” section of this report for more information on own credit.

Net interest and trading income

Total combined net interest and trading income increased by CHF 68 million to CHF 2,725 million.

Excluding the own credit gain of CHF 35 million in the prior quarter, net interest and trading income increased by CHF 103 million. In Wealth Management, net interest and trading income decreased by CHF 24 million to CHF 750 million, mainly due to lower allocations from Corporate Center – Group ALM and lower lending revenues, partly offset by higher deposit revenues.

In the Investment Bank, net interest and trading income increased by CHF 219 million to CHF 1,021 million. Net interest and trading income in Foreign Exchange, Rates and Credit increased by CHF 133 million, mainly reflecting higher client activity levels in Foreign Exchange and stronger trading revenues within Credit. In addition, net interest and trading income in Equities increased by CHF 120 million, primarily due to higher revenues in Derivatives due to increased client activity and improved trading revenues.

Corporate Center – Group ALM net interest and trading income, excluding the effect of own credit in the prior quarter, decreased by CHF 138 million, mainly due to accounting asymmetries related to economic hedges, partly offset by hedge accounting ineffectiveness gains and improved risk management net income.

In Corporate Center – Non-core and Legacy Portfolio, net interest and trading income improved by CHF 40 million, mainly due to lower losses from novation and unwind activities.

→   Refer to the “Recent developments” section of this report for more information on own credit

→   Refer to “Note 3 Net interest and trading income” in the “Consolidated financial statements” section of this report for more information

Net fee and commission income

Net fee and commission income was CHF 4,093 million compared with CHF 4,218 million.

Mergers and acquisitions and corporate finance fees decreased by CHF 94 million to CHF 139 million, primarily due to a decline in the fee pool.

Underwriting fees decreased by CHF 60 million to CHF 221 million due to lower equity underwriting revenues from public offerings as the fee pool decreased, partly offset by higher equity underwriting revenues from private transactions.

Investment fund fees decreased by CHF 36 million to CHF 814 million, mainly in Wealth Management and primarily due to a decrease in invested assets and the ongoing effects of cross-border outflows.

Net brokerage fees increased by CHF 64 million to CHF 769 million, predominantly due to improved client activity.

→   Refer to “Note 4 Net fee and commission income” in the “Consolidated financial statements” section of this report for more information

Group performance

Credit loss (expense) / recovery
	For the quarter ended			% change from
CHF million	31.3.16	31.12.15	31.3.15	4Q15	1Q15
Wealth Management	0	0	1		(100)
Wealth Management Americas	(1)	0	0
Personal & Corporate Banking	0	(11)	(21)	(100)	(100)
Investment Bank	2	(50)	2		0
Corporate Center	(3)	2	2
of which: Non-core and Legacy Portfolio	(3)	2	2
Total	(3)	(59)	(16)	(95)	(81)

Operating income Wealth Management, Wealth Management Americas and Personal & Corporate Banking
	Wealth Management			Wealth Management Americas			Personal & Corporate Banking
	For the quarter ended
CHF million	31.3.16	31.12.15	31.3.15	31.3.16	31.12.15	31.3.15	31.3.16	31.12.15	31.3.15
Net interest income	579	598	560	349	328	263	560	576	568
Recurring net fee income	901	935	949	1,176	1,167	1,124	139	139	134
Transaction-based income	402	364	589	360	379	410	244	196	284
Other income	3	(28)	149	6	12	5	20	15	13
Income	1,885	1,869	2,246	1,891	1,885	1,801	963	926	1,000
Credit loss (expense) / recovery	0	0	1	(1)	0	0	0	(11)	(21)
Total operating income	1,885	1,869	2,247	1,889	1,885	1,801	963	915	979

Credit loss expense / recovery

The net credit loss expense was CHF 3 million compared with CHF 59 million, mainly reflecting a specific loan loss recovery of CHF 22 million and lower net credit loss expenses related to the energy sector, both within the Investment Bank. Net credit loss expense in Personal & Corporate Banking was negligible compared with CHF 11 million in the prior quarter.

→   Refer to the “Investment Bank”, “Personal & Corporate Banking” and “Risk management and control” sections of this report for more information

Other income

Other income was positive CHF 17 million compared with negative CHF 41 million. The first quarter included net foreign currency translation losses of CHF 123 million, mainly related to the closure of foreign UBS AG branches, compared with a gain of CHF 115 million in the prior quarter. The prior quarter also included net gains on sales of subsidiaries and businesses of CHF 28 million and net losses of CHF 257 million related to the buyback of debt in a tender offer.

Excluding these items, adjusted other income increased by CHF 67 million to CHF 140 million, mainly as the first quarter included net gains of CHF 76 million from the sale of financial assets available for sale, primarily within Corporate Center – Group ALM, and due to the re-balancing of our high-quality liquid asset (HQLA) portfolios from financial assets available for sale to financial assets designated at fair value and financial assets held to maturity.

In the second quarter of 2016, UBS sold certain real estate in Switzerland for a total sales price of approximately CHF 180 million, resulting in a pre-tax gain on sale of approximately CHF 120 million. This gain will be recognized in the income statement within Corporate Center – Services in the second quarter of 2016 and will be treated as an adjusting item for the purpose of calculating adjusted results.

→   Refer to the “Recent developments” section of this report for more information on the balance sheet classification of newly purchased high-quality liquid debt securities

→   Refer to “Note 5 Other income” in the “Consolidated financial statements” section of this report for more information

Recurring net fee and transaction-based income in Wealth Management, Wealth Management Americas and Personal & Corporate Banking

Recurring net fee income for Wealth Management, Wealth Management Americas and Personal & Corporate Banking includes fees for services provided on an ongoing basis such as portfolio management fees, asset-based investment fund fees, custody fees and account keeping fees, which are generated on the respective business divisions’ client assets. This is part of total net fee and commission income in the consolidated income statement. Transaction-based income includes non-recurring net fee and commission income for these business divisions, mainly consisting of brokerage and transaction-based investment fund fees, as well as credit card fees and fees for payment transactions, together with the respective divisional net trading income.

→   Refer to the “Wealth Management,” “Wealth Management Americas” and “Personal & Corporate Banking” sections of this report for more information

Operating expenses
	For the quarter ended			% change from
CHF million	31.3.16	31.12.15	31.3.15	4Q15	1Q15
Personnel expenses (adjusted)¹
Salaries and variable compensation	2,245	2,091	2,556	7	(12)
Wealth Management Americas: Financial advisor compensation²	909	917	870	(1)	4
Other personnel expenses³	642	670	677	(4)	(5)
Total personnel expenses (adjusted)¹	3,796	3,679	4,104	3	(8)
Non-personnel expenses (adjusted)¹
General and administrative expenses	1,528	2,137	1,487	(28)	3
of which: expenses for provisions for litigation, regulatory and similar matters	39	365	58	(89)	(33)
of which: other general and administrative expenses	1,488	1,772	1,429	(16)	4
Depreciation and impairment of property, equipment and software	242	260	210	(7)	15
Amortization and impairment of intangible assets	23	24	28	(4)	(18)
Total non-personnel expenses (adjusted)¹	1,793	2,422	1,725	(26)	4
Total operating expenses (adjusted)¹	5,590	6,100	5,829	(8)	(4)
Adjusting items	265	441	305	(40)	(13)
of which: personnel-related restructuring expenses	128	164	68	(22)	88
of which: non-personnel-related restructuring expenses	137	276	237	(50)	(42)
Total operating expenses as reported	5,855	6,541	6,134	(10)	(5)

1 Excluding adjusting items.    2 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, assets and other variables. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment which are subject to vesting requirements.    3 Consists of expenses related to contractors, social security, pension and other post-employment benefit plans and other personnel expenses. Refer to "Note 6 Personnel expenses" in the "Consolidated financial statements" section of this report for more information.

Operating expenses: 1Q16 vs 4Q15

Total operating expenses decreased by CHF 686 million to CHF 5,855 million. Net restructuring expenses were CHF 265 million compared with CHF 441 million. Personnel-related restructuring expenses declined by CHF 36 million to CHF 128 million, and non-personnel-related restructuring expenses decreased by CHF 139 million to CHF 137 million, largely due to lower expenses for outsourcing of IT and other services, and a reduction in professional fees.

Excluding restructuring expenses in both quarters, adjusted total operating expenses decreased by CHF 510 million to CHF 5,590 million.

→   Refer to “Note 18 Changes in organization and disposals” in the “Consolidated financial statements” section of this report for more information on restructuring expenses

Personnel expenses

Personnel expenses increased by CHF 81 million to CHF 3,924 million. On an adjusted basis, excluding restructuring expenses, personnel expenses increased by CHF 117 million to CHF 3,796 million.

Expenses for salaries and variable compensation, excluding the effect of restructuring, increased by CHF 154 million to CHF 2,245 million, mainly reflecting higher expenses for variable compensation.

Other personnel expenses decreased by CHF 28 million to CHF 642 million on an adjusted basis, largely due to a decrease in expenses for pension and other post-employment benefit plans.

→   Refer to “Note 6 Personnel expenses” in the “Consolidated financial statements” section of this report for more information

General and administrative expenses

General and administrative expenses decreased by CHF 749 million to CHF 1,664 million. On an adjusted basis, excluding restructuring expenses, general and administrative expenses decreased by CHF 609 million, largely reflecting CHF 326 million lower net expenses for provisions for litigation, regulatory and similar matters and as the prior quarter included an expense of CHF 166 million for the annual UK bank levy. Professional fees were CHF 91 million lower and expenses for marketing and public relations decreased by CHF 40 million.

At this point in time, we believe that the industry continues to operate in an environment in which expenses associated with litigation, regulatory and similar matters will remain elevated for the foreseeable future and we continue to be exposed to a number of significant claims and regulatory matters.

→   Refer to “Note 7 General and administrative expenses” in the “Consolidated financial statements” section of this report for more information

→   Refer to “Note 16 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information

Depreciation, impairment and amortization

Depreciation and impairment of property, equipment and software was CHF 243 million compared with CHF 260 million, mainly because the prior quarter included higher depreciation expenses related to internally generated capitalized software.

Amortization and impairment of intangible assets was CHF 23 million compared with CHF 24 million.

Group performance

Tax: 1Q16 vs 4Q15

We recognized a net income tax expense of CHF 270 million compared with a net tax benefit of CHF 715 million.

The first quarter of 2016 included net tax expenses of CHF 205 million, which related primarily to current taxes payable by UBS AG and its subsidiaries, including UBS Switzerland AG. In addition, it included an expense of CHF 65 million with respect to the amortization of deferred tax assets previously recognized in relation to Swiss tax losses carried forward and deductible temporary differences to reflect their offset against profits for the quarter.

The net tax benefit for the fourth quarter of 2015 was primarily related to a net increase in recognized deferred tax assets, mainly related to the US.

For 2016, we currently forecast a full-year tax rate of approximately 25%, excluding the effects on the tax rate from the reassessment of deferred tax assets.

In March 2016, the UK government announced a proposed change in law which would reduce the proportion of banks’ annual taxable profits that can be offset by UK tax losses carried forward from 50% to 25% with effect from 1 April 2016. The UK government also proposed to reduce the UK corporate income tax rate from 18% to 17% with effect from 1 April 2020. To the extent that these changes are enacted in 2016, we would expect to incur a reduction in recognized UK deferred tax assets of approximately CHF 115 million.

Total comprehensive income attributable to UBS Group AG shareholders: 1Q16 vs 4Q15

Total comprehensive income attributable to UBS Group AG shareholders was CHF 399 million compared with CHF 1,126 million. Net profit attributable to UBS Group AG shareholders was CHF 707 million compared with CHF 949 million. Other comprehensive income (OCI) attributable to UBS Group AG shareholders was negative CHF 308 million compared with positive CHF 177 million.

In the first quarter of 2016, foreign currency translation OCI was negative CHF 825 million, primarily resulting from the weakening of the US dollar against the Swiss franc, partly offset by the reclassification of net losses totaling CHF 123 million to the income statement. OCI related to foreign currency translation in the prior quarter was CHF 452 million.

Defined benefit plan OCI was negative CHF 179 million compared with positive CHF 202 million. We recorded net pre-tax OCI losses of CHF 183 million related to our non-Swiss pension plans, mainly due to net increases in defined benefit obligations resulting from declines in applicable discount rates, partly offset by gains following increases in the fair value of underlying plan assets. Net pre-tax OCI related to the Swiss pension plan was negligible, as an OCI loss of CHF 803 million related to an increase in the defined benefit obligation, primarily reflecting a decline in the applicable discount rate, and an OCI loss of CHF 105 million due to a decrease in the fair value of the underlying plan assets, were entirely offset by a gain of CHF 901 million from the partial reversal of the excess of the pension surplus over the estimated future economic benefit. In the first quarter of 2016, we updated the life expectancy assumptions for our Swiss pension plan by adopting the Swiss occupational pension plan (BVG) 2015 generational mortality tables, replacing the BVG 2010 generational mortality tables. At the same time, we refined the disability assumption and updated the rate of salary increase assumption. These changes did not have a material net effect on the DBO.

OCI related to cash flow hedges was CHF 513 million, mainly reflecting unrealized gains on hedging derivatives from decreases in long-term interest rates across all major currencies. OCI related to cash flow hedges was negative CHF 419 million in the prior quarter,

OCI associated with financial assets available for sale was CHF 131 million compared with negative CHF 59 million, and mainly related to net unrealized gains following declines in long-term interest rates, partly offset by net gains that were reclassified from OCI to the income statement upon sale of investments. At this point in time, we expect to recognize in the income statement gains of approximately CHF 110 million during the second or third quarter of 2016, currently deferred in OCI, as transactions involving certain equity investments classified as available for sale are closed. Approximately CHF 90 million of these expected gains will be recorded in Personal & Corporate Banking and the remainder in Wealth Management and, consistent with past practice, treated as adjusting items. The reclassification of gains from OCI to the income statement will not affect shareholders’ equity, but will increase CET1 capital.

→   Refer to the “Statement of comprehensive income” in the “Consolidated financial statements” section of this report for more information

→   Refer to “Note 28 Pension and other post-employment benefit plans” in the “Consolidated financial statements” section of our Annual Report 2015 for more information on other comprehensive income related to defined benefit plans

Sensitivity to interest rate movements

As of 31 March 2016, we estimate that a parallel shift in yield curves by +100 basis points could lead to a combined increase in annual net interest income of approximately CHF 0.6 billion in Wealth Management, Wealth Management Americas and Personal & Corporate Banking. Of this increase, approximately CHF 0.4 billion would result from changes in US dollar interest rates. Including the estimated impact related to pension fund assets and liabilities, the immediate effect of such a shift on shareholders’ equity would be an estimated decrease of at least approximately CHF 1.9 billion recognized in OCI, of which approximately CHF 1.5 billion would result from changes in US dollar interest rates. Since the majority of this negative OCI impact on shareholders’ equity is related to cash flow hedges, and these are not recognized for the purposes of calculating regulatory capital, the immediate impact on regulatory capital would not be significant. The above estimates are based on an immediate increase in interest rates, equal across all currencies and relative to implied forward rates applied to our banking book and available-for-sale portfolios. The estimates further assume a static balance sheet and constant foreign exchange rates.

Net profit attributable to non-controlling interests: 1Q16 vs 4Q15

Net profit attributable to non-controlling interests was zero compared with CHF 1 million.

We currently expect to attribute net profit to non-controlling interests related to preferred notes issued by UBS AG of approximately CHF 80 million in 2016, all in the second quarter of 2016, approximately CHF 70 million in 2017 and less than CHF 10 million per year from 2018.

Key figures and personnel: 1Q16 vs 4Q15

Cost / income ratio

The cost / income ratio was 85.7% compared with 95.7%. On an adjusted basis, the cost / income ratio was 80.3% compared with 88.2%.

Return on tangible equity

The annualized return on tangible equity (RoTE) was 6.0% compared with 8.1%. On an adjusted basis, the annualized RoTE was 8.5% compared with 11.4%.

Common equity tier 1 capital ratio

In the first quarter of 2016, our fully applied CET1 capital ratio decreased 0.5 percentage points to 14.0%, primarily due to a CHF 6 billion increase in risk-weighted assets (RWA).

→   Refer to the “Capital management” section of this report for more information

Risk-weighted assets

RWA increased by CHF 6 billion to CHF 214 billion on a fully applied basis, below our short- to medium-term expectation of around CHF 250 billion. Credit risk RWA increased by CHF 5 billion, mainly due to book size and other increases of CHF 4 billion and regulatory add-ons of CHF 3 billion, partly offset by foreign currency translation effects of CHF 2 billion. Operational risk RWA increased by CHF 1 billion, driven by changes to the advanced measurement approach model used for the calculation of operational risk capital requirements that were approved by FINMA in the first quarter of 2016. Market risk RWA decreased by CHF 1 billion.

→   Refer to the “Capital management” section of this report for more information

Leverage ratio denominator

The Swiss SRB leverage ratio denominator (LRD) increased by CHF 8 billion to CHF 906 billion on a fully applied basis, and was below our short- to medium-term expectation of around CHF 950 billion. The increase in the LRD was driven by an increase in book size of CHF 32 billion, partly offset by foreign currency translation effects of CHF 19 billion and incremental netting and collateral mitigation benefits of CHF 5 billion.

→   Refer to the “Capital management” section of this report for more information

Net new money and invested assets

Management’s discussion and analysis on net new money and invested assets is provided in the “UBS business divisions and Corporate Center” section of this report.

Return on equity
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.16	31.12.15	31.3.15	4Q15	1Q15

Net profit
Net profit attributable to UBS Group AG shareholders	707	949	1,977	(26)	(64)
Amortization and impairment of intangible assets	23	24	28	(4)	(18)
Pre-tax adjusting items¹	388	520	(440)	(25)
Tax effect on adjusting items²	(85)	(121)	52	(30)
Adjusted net profit attributable to UBS Group AG shareholders	1,033	1,372	1,617	(25)	(36)

Equity
Equity attributable to UBS Group AG shareholders	54,845	55,313	52,359	(1)	5
Less: goodwill and intangible assets³	6,326	6,568	6,342	(4)	0
Tangible equity attributable to UBS Group AG shareholders	48,519	48,745	46,017	0	5

Return on equity
Return on equity (%)	5.1	6.9	15.4
Return on tangible equity (%)	6.0	8.1	17.8
Adjusted return on tangible equity (%)	8.5	11.4	14.4

1 Refer to the "Performance by business division and Corporate Center unit – reported and adjusted" table in this section for more information.    2 Generally reflects an indicative tax rate of 22% on pre-tax adjusting items.    3 Goodwill and intangible assets used in the calculation of tangible equity attributable to UBS Group AG shareholders as of 31 March 2015 have been adjusted to reflect the non-controlling interests in UBS AG.

Group performance

Net new money¹
	For the quarter ended
CHF billion	31.3.16	31.12.15	31.3.15
Wealth Management	15.5	(3.4)	14.4
Wealth Management Americas	13.6	16.9	4.6
Asset Management	(2.9)	(11.0)	5.1
of which: excluding money market flows	(5.9)	(8.9)	7.5
of which: money market flows	3.0	(2.1)	(2.4)
1 Net new money excludes interest and dividend income.

Invested assets
	As of			% change from
CHF billion	31.3.16	31.12.15	31.3.15	31.12.15	31.3.15
Wealth Management	925	947	970	(2)	(5)
Wealth Management Americas	1,009	1,035	1,021	(3)	(1)
Asset Management	628	650	661	(3)	(5)
of which: excluding money market funds	568	592	601	(4)	(5)
of which: money market funds	60	58	60	3	0

Personnel

We employed 60,547 personnel as of 31 March 2016, an increase of 448 compared with 60,099 personnel as of 31 December 2015. Corporate Center – Services personnel increased by 225, mainly reflecting increases in Group Technology, Risk Control and in our nearshoring and offshoring locations, partly offset by decreases in Group Operations. Wealth Management personnel increased by 93, driven by an increase in non-client-facing staff.

→   Refer to the discussions of personnel in the “UBS business divisions and Corporate Center” section of this report for more information

Personnel by business division and Corporate Center¹
	As of			% change from
Full-time equivalents	31.3.16	31.12.15	31.3.15	31.12.15	31.3.15
Wealth Management	10,332	10,239	10,366	1	0
Wealth Management Americas	13,682	13,611	13,275	1	3
Personal & Corporate Banking	5,092	5,058	5,157	1	(1)
Asset Management	2,329	2,277	2,369	2	(2)
Investment Bank	5,218	5,243	5,276	0	(1)
Corporate Center	23,894	23,671	23,670	1	1
of which: Services	23,695	23,470	23,424	1	1
of which: Group ALM	127	125	122	2	4
of which: Non-core and Legacy Portfolio	73	77	125	(5)	(42)
Total	60,547	60,099	60,113	1	1
1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes.

Personnel by region
	As of			% change from
Full-time equivalents	31.3.16	31.12.15	31.3.15	31.12.15	31.3.15
Americas	20,912	20,816	20,893	0	0
of which: USA	20,013	19,897	19,713	1	2
Asia Pacific	7,737	7,539	7,483	3	3
Europe, Middle East and Africa	10,703	10,505	10,247	2	4
of which: UK	5,435	5,373	5,411	1	0
of which: Rest of Europe	5,089	4,957	4,668	3	9
of which: Middle East and Africa	179	176	169	2	6
Switzerland	21,195	21,238	21,489	0	(1)
Total	60,547	60,099	60,113	1	1

Results: 1Q16 vs 1Q15

Net profit attributable to UBS Group AG shareholders was CHF 707 million in the first quarter of 2016 compared with CHF 1,977 million in the same quarter a year earlier. Operating profit before tax was CHF 978 million compared with CHF 2,708 million, largely reflecting a decrease of CHF 2,008 million in operating income, driven by CHF 1,047 million lower combined net interest and trading income, a decline of CHF 668 million in other income as well as CHF 308 million lower net fee and commission income. Operating expenses decreased by CHF 279 million, largely driven by CHF 248 million lower personnel expenses.

For the first quarter of 2016, the items we excluded for the purpose of determining adjusted results were net foreign currency translation losses of CHF 123 million and net restructuring expenses of CHF 265 million. For the first quarter of 2015, the items we excluded were an own credit gain of CHF 226 million, gains on sale of real estate of CHF 378 million, gains on sales of subsidiaries and businesses of CHF 141 million and net restructuring expenses of CHF 305 million.

On an adjusted basis, operating profit before tax declined to CHF 1,366 million from CHF 2,268 million, primarily reflecting a decrease in operating income.

Adjusted operating income decreased by CHF 1,140 million to CHF 6,956 million, mainly reflecting CHF 821 million lower combined net interest and trading income, partly as the first quarter of 2015 benefited from higher volatility and client activity levels following the Swiss National Bank's actions in January 2015, a decrease of CHF 308 million in net fee and commission income and CHF 26 million lower adjusted other income.

Adjusted operating expenses decreased by CHF 239 million to CHF 5,590 million, mainly due to reduced expenses for salaries and variable compensation.

Outlook

Negative market performance, substantial market volatility, as well as underlying macroeconomic and geopolitical uncertainty led to more pronounced client risk aversion and abnormally low transaction volumes in the first quarter. Some of these factors have stabilized recently, but the underlying macroeconomic challenges and geopolitical risks that we have highlighted previously continue to contribute to client risk aversion and are unlikely to be resolved in the foreseeable future. Low interest rates, and the relative strength of the Swiss franc, particularly against the euro, continue to present headwinds. In addition, the proposed changes to the Swiss and international regulatory framework for banks will result in increased capital requirements and costs. UBS continues to execute its strategy with discipline to mitigate these effects, and is well positioned to benefit from even a moderate improvement in conditions.

Group performance

Regional performance

The operating regions shown in the “Regional performance” table below correspond to the regional management structure of the Group. The allocation of income and expenses to these regions reflects, and is consistent with, the basis on which the business is managed and its performance evaluated. These allocations involve assumptions and judgments that management considers reasonable, and may be refined to reflect changes in estimates or management structure. The main principles of the allocation methodology are that client revenues are attributed to the domicile of the client, and trading and portfolio management revenues are attributed to the country where the risk is managed. This revenue attribution is consistent with the mandate of our country and regional Presidents. Expenses are allocated in line with revenues. Certain revenues and expenses, such as those related to Corporate Center – Non-core and Legacy Portfolio, certain litigation expenses and restructuring expenses and other items, are managed at the Group level. These revenues and expenses are included in the Global  column.

Regional performance
	Americas			Asia Pacific			Europe, Middle East and Africa
	For the quarter ended
CHF billion	31.3.16	31.12.15	31.3.15	31.3.16	31.12.15	31.3.15	31.3.16	31.12.15	31.3.15
Operating income
Wealth Management	0.1	0.1	0.1	0.5	0.5	0.6	0.9	0.9	1.0
Wealth Management Americas	1.9	1.9	1.8	0.0	0.0	0.0	0.0	0.0	0.0
Personal & Corporate Banking	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Asset Management	0.1	0.2	0.2	0.1	0.1	0.1	0.1	0.1	0.1
Investment Bank	0.7	0.6	0.8	0.5	0.4	0.7	0.5	0.5	0.8
Corporate Center	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total operating income	2.8	2.8	2.9	1.1	1.0	1.4	1.5	1.5	1.9

Operating expenses
Wealth Management	0.1	0.1	0.1	0.4	0.4	0.4	0.7	0.8	0.6
Wealth Management Americas	1.7	1.9	1.5	0.0	0.0	0.0	0.0	0.0	0.0
Personal & Corporate Banking	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Asset Management	0.1	0.1	0.1	0.1	0.1	0.0	0.1	0.1	0.1
Investment Bank	0.5	0.4	0.6	0.4	0.4	0.5	0.5	0.6	0.6
Corporate Center	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total operating expenses	2.4	2.6	2.4	0.8	0.9	0.9	1.2	1.5	1.3

Operating profit / (loss) before tax
Wealth Management	0.0	0.0	0.0	0.2	0.1	0.2	0.2	0.1	0.4
Wealth Management Americas	0.2	0.0	0.3	0.0	0.0	0.0	0.0	0.0	0.0
Personal & Corporate Banking	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Asset Management	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0
Investment Bank	0.2	0.1	0.2	0.1	0.0	0.3	0.1	0.0	0.2
Corporate Center	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Operating profit / (loss) before tax	0.4	0.2	0.5	0.2	0.1	0.5	0.3	0.1	0.6

Switzerland			Global			Total
For the quarter ended
31.3.16	31.12.15	31.3.15	31.3.16	31.12.15	31.3.15	31.3.16	31.12.15	31.3.15

0.4	0.4	0.4	0.0	0.0	0.1	1.9	1.9	2.2
0.0	0.0	0.0	0.0	0.0	0.0	1.9	1.9	1.8
1.0	0.9	1.0	0.0	0.0	0.0	1.0	0.9	1.0
0.1	0.2	0.1	0.0	0.1	0.0	0.5	0.6	0.5
0.2	0.2	0.4	0.0	0.0	0.0	1.9	1.7	2.7
0.0	0.0	0.0	(0.3)	(0.2)	0.6	(0.3)	(0.2)	0.6
1.7	1.6	1.9	(0.3)	(0.1)	0.8	6.8	6.8	8.8

0.2	0.2	0.2	0.0	0.0	0.0	1.3	1.5	1.3
0.0	0.0	0.0	0.0	0.0	0.0	1.7	1.9	1.5
0.6	0.6	0.6	0.0	0.0	0.0	0.6	0.6	0.6
0.1	0.1	0.1	0.0	0.0	0.0	0.4	0.4	0.3
0.1	0.1	0.2	0.1	0.1	0.1	1.6	1.6	1.9
0.0	0.0	0.0	0.3	0.5	0.5	0.3	0.5	0.5
1.0	1.0	1.0	0.4	0.7	0.6	5.9	6.5	6.1

0.2	0.2	0.2	0.0	0.0	0.1	0.6	0.3	1.0
0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0	0.3
0.4	0.4	0.4	0.0	0.0	0.0	0.4	0.4	0.4
0.1	0.1	0.1	0.0	0.0	0.0	0.1	0.2	0.2
0.1	0.1	0.2	(0.1)	(0.1)	(0.1)	0.3	0.1	0.8
0.0	0.0	0.0	(0.5)	(0.7)	0.1	(0.5)	(0.7)	0.1
0.7	0.7	0.9	(0.7)	(0.8)	0.2	1.0	0.2	2.7

UBS business
divisions
and Corporate
Center

 Management report

Wealth Management

Wealth Management

Profit before tax was CHF 557 million in the first quarter of 2016, an increase of CHF 213 million compared with the fourth quarter of 2015. Adjusted profit before tax increased by CHF 131 million to CHF 636 million, mainly reflecting lower net expenses for provisions for litigation, regulatory and similar matters. The adjusted net margin on invested assets increased 5 basis points to 27 basis points. Net new money was CHF 15.5 billion compared with net outflows of CHF 3.4 billion.

Wealth Management¹
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.16	31.12.15	31.3.15	4Q15	1Q15
Net interest income	579	598	560	(3)	3
Recurring net fee income	901	935	949	(4)	(5)
Transaction-based income	402	364	589	10	(32)
Other income	3	(28)	149		(98)
Income	1,885	1,869	2,246	1	(16)
Credit loss (expense) / recovery	0	0	1		(100)
Total operating income	1,885	1,869	2,247	1	(16)
Personnel expenses	615	609	661	1	(7)
General and administrative expenses	128	263	111	(51)	15
Services (to) / from other business divisions and Corporate Center	583	652	521	(11)	12
of which: services from CC – Services	562	627	508	(10)	11
Depreciation and impairment of property, equipment and software	1	1	2	0	(50)
Amortization and impairment of intangible assets	1	1	1	0	0
Total operating expenses²	1,327	1,526	1,296	(13)	2
Business division operating profit / (loss) before tax	557	344	951	62	(41)

Adjusted results³
Total operating income as reported	1,885	1,869	2,247	1	(16)
of which: gains / (losses) on sales of subsidiaries and businesses		(28)	141
Total operating income (adjusted)	1,885	1,897	2,106	(1)	(10)
Total operating expenses as reported	1,327	1,526	1,296	(13)	2
of which: personnel-related restructuring expenses	2	3	3
of which: non-personnel-related restructuring expenses	14	14	5
of which: restructuring expenses allocated from CC – Services	62	116	39
Total operating expenses (adjusted)	1,248	1,393	1,250	(10)	0
Business division operating profit / (loss) before tax as reported	557	344	951	62	(41)
Business division operating profit / (loss) before tax (adjusted)	636	505	856	26	(26)

Key performance indicators⁴
Pre-tax profit growth (%)	61.9	(46.2)	47.2
Cost / income ratio (%)	70.4	81.6	57.7
Net new money growth (%)	6.5	(1.5)	5.8
Gross margin on invested assets (bps)	81	80	92	1	(12)
Net margin on invested assets (bps)	24	15	39	60	(38)

Wealth Management¹ (continued)
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.16	31.12.15	31.3.15	4Q15	1Q15

Additional information
Recurring income⁵	1,480	1,533	1,509	(3)	(2)
Recurring income as a percentage of income (%)	78.5	82.0	67.2
Average attributed equity (CHF billion)⁶	3.5	3.4	3.6	3	(3)
Return on attributed equity (%)	63.7	40.5	105.7
Risk-weighted assets (fully applied, CHF billion)⁷	26.1	25.3	25.7	3	2
Return on risk-weighted assets, gross (%)⁸	29.3	29.1	35.2
Leverage ratio denominator (fully applied, CHF billion)⁹	117.4	119.0	134.2	(1)	(13)
Goodwill and intangible assets (CHF billion)	1.3	1.3	1.3	0	0
Net new money (CHF billion)	15.5	(3.4)	14.4
Invested assets (CHF billion)	925	947	970	(2)	(5)
Client assets (CHF billion)	1,092	1,122	1,142	(3)	(4)
Loans, gross (CHF billion)	102.4	105.2	110.8	(3)	(8)
Due to customers (CHF billion)	181.5	172.3	188.4	5	(4)
Personnel (full-time equivalents)	10,332	10,239	10,366	1	0
Client advisors (full-time equivalents)	4,026	4,019	4,326	0	(7)

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Refer to “Note 18 Changes in organization and disposals” in the “Consolidated financial statements” section of this report for information on restructuring expenses.    3 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    4 Refer to the "Measurement of performance" section of our Annual Report 2015 for the definitions of our key performance indicators.    5 Recurring income consists of net interest income and recurring net fee income.    6 Refer to the "Capital management" section of this report for more information on the equity attribution framework.    7 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRBs). Refer to the "Capital management" section of this report for more information.    8 Based on fully applied risk-weighted assets.    9 Calculated in accordance with Swiss SRB rules. Refer to the "Capital management" section of this report for more information. From 31 December 2015 onward, the leverage ratio denominator calculation is fully aligned with the Basel III rules. Figures for periods prior to 31 December 2015 are calculated in accordance with former Swiss SRB rules and are therefore not fully comparable.

Regional breakdown of key figures¹˒²
As of or for the quarter ended 31.3.16	Europe	Asia Pacific	Switzerland	Emerging markets	of which: ultra high net worth	of which: Global Family Office³
Net new money (CHF billion)	5.4	8.8	0.9	0.7	13.3	4.3
Net new money growth (%)	6.3	12.9	2.1	1.8	10.5	22.6
Invested assets (CHF billion)	337	266	171	150	499	87
Gross margin on invested assets (bps)	72	78	88	97	56	53⁴
Client advisors (full-time equivalents)	1,348	1,125	773	696	741⁵

1 Refer to the "Measurement of performance” section of our Annual Report 2015 for the definitions of our key performance indicators.    2 Based on the Wealth Management business area structure, and excluding minor functions with 84 client advisors, CHF 1 billion of invested assets, and CHF 0.3 billion of net new money outflows in the first quarter of 2016.    3 Joint venture between Wealth Management and the Investment Bank. Global Family Office is reported as a sub-segment of ultra high net worth and is included in the ultra high net worth figures.    4 Gross margin includes income booked in the Investment Bank. Gross margin based on income booked in Wealth Management only is 30 basis points.    5 Represents client advisors who exclusively serve ultra high net worth clients. In addition to these, other client advisors may also serve certain ultra high net worth clients, but not exclusively.

Wealth Management

Results: 1Q16 vs 4Q15

Operating income

Total operating income increased by CHF 16 million to CHF 1,885 million. Excluding losses on the sale of subsidiaries and businesses of CHF 28 million in the fourth quarter of 2015, adjusted operating income decreased by CHF 12 million.

Net interest income decreased by CHF 19 million to CHF 579 million, mainly due to lower allocations from Corporate Center – Group Asset and Liability Management (Group ALM) and lower lending revenues, partly offset by higher deposit revenues.

Recurring net fee income decreased by CHF 34 million to CHF 901 million, reflecting decreases in invested assets and the ongoing effects of cross-border outflows, partly offset by pricing measures and an increase in discretionary and advisory mandate penetration.

Transaction-based income increased by CHF 38 million to CHF 402 million, primarily in Asia Pacific. The prior quarter included a fee of CHF 45 million received from Personal & Corporate Banking for the shift of certain clients from Wealth Management to Personal & Corporate Banking as a result of a detailed client segmentation review.

Operating expenses

Total operating expenses decreased by CHF 199 million to CHF 1,327 million. Excluding restructuring expenses of CHF 79 million compared with CHF 133 million, adjusted operating expenses decreased by CHF 145 million to CHF 1,248 million.

Personnel expenses increased by CHF 6 million to CHF 615 million. Excluding restructuring expenses of CHF 2 million compared with CHF 3 million, adjusted personnel expenses increased by CHF 7 million.

General and administrative expenses decreased by CHF 135 million to CHF 128 million. Excluding restructuring expenses of CHF 14 million in both quarters, adjusted general and administrative expenses decreased by CHF 135 million, mainly as net expenses for provisions for litigation, regulatory and similar matters decreased by CHF 79 million to zero. In addition, marketing expenses, professional fees and expenses related to the European Union's Single Resolution Fund decreased. The prior quarter included an expense of CHF 13 million for the annual UK bank levy.

Net expenses for services from other business divisions and Corporate Center decreased by CHF 69 million to CHF 583 million. Excluding restructuring expenses of CHF 62 million compared with CHF 116 million, adjusted net expenses for services decreased by CHF 15 million to CHF 521 million.

Cost / income ratio

The cost / income ratio was 70.4% compared with 81.6%. On an adjusted basis, the cost / income ratio was 66.2% compared with 73.4%.

Net new money

Net new money was CHF 15.5 billion compared with net outflows of CHF 3.4 billion. This resulted in an annualized net new money growth rate of 6.5% compared with a negative growth rate of 1.5%. Net new money was driven by net inflows from all regions,  with particularly strong flows from Asia Pacific. Net new money in Europe included one large inflow which was partly offset by one large outflow. On a global basis, net new money from ultra high net worth clients was CHF 13.3 billion compared with CHF 2.2 billion in the prior quarter.

Invested assets

Invested assets decreased by CHF 22 billion to CHF 925 billion due to negative foreign currency translation effects of CHF 18 billion, negative market performance of CHF 17 billion and a further reduction of CHF 2 billion related to the sale of subsidiaries and businesses that did not affect net new money. This was partly offset by net new money of CHF 16 billion. Discretionary and advisory mandate penetration increased to 27.0% of invested assets compared with 26.4%.

Margins on invested assets

The net margin on invested assets increased 9 basis points to 24 basis points. On an adjusted basis, the net margin increased 5 basis points to 27 basis points. The gross margin increased 1 basis point to 81 basis points and was unchanged at 81 basis points on an adjusted basis.

Personnel: 1Q16 vs 4Q15

Wealth Management employed 10,332 personnel compared with 10,239, driven by an increase of 86 in non-client-facing staff.

Results: 1Q16 vs 1Q15

Profit before tax decreased by CHF 394 million to CHF 557 million. Adjusted profit before tax decreased by CHF 220 million to CHF 636 million, mainly reflecting lower operating income.

Total operating income decreased by CHF 362 million to CHF 1,885 million. Excluding a gain of CHF 141 million on the sale of a subsidiary in the first quarter of 2015, adjusted operating income decreased by CHF 221 million, mainly due to lower transaction-based income.

Net interest income increased by CHF 19 million to CHF 579 million, mainly as both deposit and lending revenues were higher, partly offset by lower allocations from Group ALM.

Recurring net fee income decreased by CHF 48 million to CHF 901 million, reflecting lower invested assets and the ongoing effects of cross-border outflows. This was partly offset by the positive effects of the continued increase in discretionary and advisory mandate penetration and pricing measures.

Transaction-based income decreased by CHF 187 million to CHF 402 million, with declines across all regions, but most notably in Europe and Asia Pacific. The overall decrease was mainly related to investment funds, structured products and equity and fixed income cash products, driven by reduced client activity due to persistent market uncertainty.

Total operating expenses increased by CHF 31 million to CHF 1,327 million. Excluding restructuring expenses of CHF 79 million compared with CHF 46 million, adjusted operating expenses decreased by CHF 2 million to CHF 1,248 million, reflecting CHF 45 million lower personnel expenses, largely offset by CHF 39 million higher net expenses for services from other business divisions and Corporate Center, mainly due to higher expenses from Group Technology and increased costs for communications and branding.

Wealth Management Americas

Wealth Management Americas

Profit before tax was USD 212 million in the first quarter of 2016 compared with USD 13 million in the fourth quarter of 2015. Adjusted profit before tax increased to USD 245 million from USD 63 million, mainly due to USD 215 million lower net expenses for provisions for litigation, regulatory and similar matters. Net new money was USD 13.6 billion compared with USD 16.8 billion in the prior quarter.

Wealth Management Americas – in US dollars¹
	As of or for the quarter ended			% change from
USD million, except where indicated	31.3.16	31.12.15	31.3.15	4Q15	1Q15
Net interest income	351	326	277	8	27
Recurring net fee income	1,182	1,160	1,186	2	0
Transaction-based income	361	376	432	(4)	(16)
Other income	6	12	5	(50)	20
Income	1,900	1,874	1,901	1	0
Credit loss (expense) / recovery	(1)	0	0
Total operating income	1,899	1,874	1,901	1	0
Personnel expenses	1,209	1,185	1,185	2	2
Financial advisor compensation²	714	713	731	0	(2)
Compensation commitments with recruited financial advisors³	199	198	186	1	7
Salaries and other personnel costs	295	274	267	8	10
General and administrative expenses	145	348	126	(58)	15
Services (to) / from other business divisions and Corporate Center	320	313	309	2	4
of which: services from CC – Services	317	309	305	3	4
Depreciation and impairment of property, equipment and software	0	0	1		(100)
Amortization and impairment of intangible assets	13	13	13	0	0
Total operating expenses⁴	1,688	1,860	1,633	(9)	3
Business division operating profit / (loss) before tax	212	13	268		(21)

Adjusted results⁵
Total operating income as reported	1,899	1,874	1,901	1	0
Total operating income (adjusted)	1,899	1,874	1,901	1	0
Total operating expenses as reported	1,688	1,860	1,633	(9)	3
of which: personnel-related restructuring expenses	0	0	0
of which: non-personnel-related restructuring expenses	0	0	0
of which: restructuring expenses allocated from CC – Services	33	50	25
Total operating expenses (adjusted)	1,655	1,810	1,608	(9)	3
Business division operating profit / (loss) before tax as reported	212	13	268		(21)
Business division operating profit / (loss) before tax (adjusted)	245	63	293	289	(16)

Key performance indicators⁶
Pre-tax profit growth (%)	1,530.8	(95.1)	23.5
Cost / income ratio (%)	88.8	99.3	85.9
Net new money growth (%)	5.3	6.8	1.9
Gross margin on invested assets (bps)	73	74	73	(1)	0
Net margin on invested assets (bps)	8	1	10	700	(20)

Wealth Management Americas – in US dollars¹ (continued)
	As of or for the quarter ended			% change from
USD million, except where indicated	31.3.16	31.12.15	31.3.15	4Q15	1Q15

Additional information
Recurring income⁷	1,533	1,486	1,463	3	5
Recurring income as a percentage of income (%)	80.7	79.3	77.0
Average attributed equity (USD billion)⁸	2.5	2.5	2.5	0	0
Return on attributed equity (%)	33.9	2.1	42.9
Risk-weighted assets (fully applied, USD billion)⁹	23.0	21.9	22.4	5	3
Return on risk-weighted assets, gross (%)¹⁰	33.9	33.5	34.4
Leverage ratio denominator (fully applied, USD billion)¹¹	63.3	62.8	57.9	1	9
Goodwill and intangible assets (USD billion)	3.7	3.7	3.7	0	0
Net new money (USD billion)	13.6	16.8	4.8
Net new money including interest and dividend income (USD billion)¹²	19.1	26.2	10.3
Invested assets (USD billion)	1,050	1,033	1,050	2	0
Client assets (USD billion)	1,099	1,084	1,104	1	0
Loans, gross (USD billion)	48.7	48.7	45.5	0	7
Due to customers (USD billion)	86.5	83.1	74.5	4	16
Recruitment loans to financial advisors	3,254	3,179	2,871	2	13
Other loans to financial advisors	543	418	487	30	11
Personnel (full-time equivalents)	13,682	13,611	13,275	1	3
Financial advisors (full-time equivalents)	7,145	7,140	6,982	0	2

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, assets and other variables.    3 Compensation commitments with recruited financial advisors represents expenses related to compensation commitments granted to financial advisors at the time of recruitment which are subject to vesting requirements.    4 Refer to “Note 18 Changes in organization and disposals” in the “Consolidated financial statements” section of this report for information on restructuring expenses.    5 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    6 Refer to the "Measurement of performance" section of our Annual Report 2015 for the definitions of our key performance indicators.    7 Recurring income consists of net interest income and recurring net fee income.    8 Refer to the "Capital management" section of this report for more information on the equity attribution framework.    9 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRBs). Refer to the ”Capital management” section of this report for more information.    10 Based on fully applied risk-weighted assets.    11 Calculated in accordance with Swiss SRB rules. Refer to the "Capital management" section of this report for more information. From 31 December 2015 onward, the leverage ratio denominator calculation is fully aligned with the Basel III rules. Figures for periods prior to 31 December 2015 are calculated in accordance with former Swiss SRB rules and are therefore not fully comparable.    12 Presented in line with historical reporting practice in the US market.

Wealth Management Americas

Wealth Management Americas – in Swiss francs¹
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.16	31.12.15	31.3.15	4Q15	1Q15
Net interest income	349	328	263	6	33
Recurring net fee income	1,176	1,167	1,124	1	5
Transaction-based income	360	379	410	(5)	(12)
Other income	6	12	5	(50)	20
Income	1,891	1,885	1,801	0	5
Credit loss (expense) / recovery	(1)	0	0
Total operating income	1,889	1,885	1,801	0	5
Personnel expenses	1,202	1,192	1,123	1	7
Financial advisor compensation²	711	718	693	(1)	3
Compensation commitments with recruited financial advisors³	198	199	177	(1)	12
Salaries and other personnel costs	293	275	253	7	16
General and administrative expenses	144	350	120	(59)	20
Services (to) / from other business divisions and Corporate Center	318	316	293	1	9
of which: services from CC – Services	315	311	289	1	9
Depreciation and impairment of property, equipment and software	0	0	1		(100)
Amortization and impairment of intangible assets	13	13	12	0	8
Total operating expenses⁴	1,678	1,871	1,548	(10)	8
Business division operating profit / (loss) before tax	211	14	253		(17)

Adjusted results⁵
Total operating income as reported	1,889	1,885	1,801	0	5
Total operating income (adjusted)	1,889	1,885	1,801	0	5
Total operating expenses as reported	1,678	1,871	1,548	(10)	8
of which: personnel-related restructuring expenses	0	0	0
of which: non-personnel-related restructuring expenses	0	0	0
of which: restructuring expenses allocated from CC – Services	33	50	24
Total operating expenses (adjusted)	1,645	1,821	1,524	(10)	8
Business division operating profit / (loss) before tax as reported	211	14	253		(17)
Business division operating profit / (loss) before tax (adjusted)	244	64	277	281	(12)

Key performance indicators⁶
Pre-tax profit growth (%)	1,407.1	(94.6)	19.9
Cost / income ratio (%)	88.7	99.3	86.0
Net new money growth (%)	5.3	7.0	1.8
Gross margin on invested assets (bps)	74	75	70	(1)	6
Net margin on invested assets (bps)	8	1	10	700	(20)

Wealth Management Americas – in Swiss francs¹ (continued)
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.16	31.12.15	31.3.15	4Q15	1Q15

Additional information
Recurring income⁷	1,525	1,495	1,387	2	10
Recurring income as a percentage of income (%)	80.6	79.3	77.0
Average attributed equity (CHF billion)⁸	2.5	2.5	2.4	0	4
Return on attributed equity (%)	33.8	2.2	42.2
Risk-weighted assets (fully applied, CHF billion)⁹	22.1	21.9	21.8	1	1
Return on risk-weighted assets, gross (%)¹⁰	34.4	34.1	33.1
Leverage ratio denominator (fully applied, CHF billion)¹¹	60.9	62.9	56.3	(3)	8
Goodwill and intangible assets (CHF billion)	3.6	3.7	3.6	(3)	0
Net new money (CHF billion)	13.6	16.9	4.6
Net new money including interest and dividend income (CHF billion)¹²	19.1	26.3	9.8
Invested assets (CHF billion)	1,009	1,035	1,021	(3)	(1)
Client assets (CHF billion)	1,056	1,085	1,073	(3)	(2)
Loans, gross (CHF billion)	46.8	48.8	44.2	(4)	6
Due to customers (CHF billion)	83.2	83.2	72.4	0	15
Recruitment loans to financial advisors	3,128	3,184	2,791	(2)	12
Other loans to financial advisors	522	418	473	25	10
Personnel (full-time equivalents)	13,682	13,611	13,275	1	3
Financial advisors (full-time equivalents)	7,145	7,140	6,982	0	2

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, assets and other variables.    3 Compensation commitments with recruited financial advisors represents expenses related to compensation commitments granted to financial advisors at the time of recruitment which are subject to vesting requirements.    4 Refer to “Note 18 Changes in organization and disposals” in the “Consolidated financial statements” section of this report for information on restructuring expenses.    5 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    6 Refer to the "Measurement of performance" section of our Annual Report 2015 for the definitions of our key performance indicators.    7 Recurring income consists of net interest income and recurring net fee income.    8 Refer to the "Capital management" section of this report for more information on the equity attribution framework.    9 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRBs). Refer to the ”Capital management” section of this report for more information.    10 Based on fully applied risk-weighted assets.    11 Calculated in accordance with Swiss SRB rules. Refer to the "Capital management" section of this report for more information. From 31 December 2015 onward, the leverage ratio denominator calculation is fully aligned with the Basel III rules. Figures for periods prior to 31 December 2015 are calculated in accordance with former Swiss SRB rules and are therefore not fully comparable.    12 Presented in line with historical reporting practice in the US market.

Results: 1Q16 vs 4Q15

Operating income

Total operating income increased by USD 25 million to USD 1,899 million, reflecting higher net interest income and recurring net fee income, partly offset by lower transaction-based income.

Net interest income increased by USD 25 million to USD 351 million, mainly due to higher interest rates. The average mortgage portfolio balance increased 4% and the average securities-backed lending portfolio balance increased 1%.

Recurring net fee income increased by USD 22 million to USD 1,182 million, mainly due to higher managed account fees, which were calculated on higher invested asset levels at the end of the prior quarter.

Transaction-based income decreased by USD 15 million to USD 361 million due to lower client activity.

Other income decreased by USD 6 million to USD 6 million.

Operating expenses

Total operating expenses decreased by USD 172 million to USD 1,688 million. Excluding restructuring expenses of USD 33 million compared with USD 50 million, adjusted operating expenses decreased by USD 155 million to USD 1,655 million, mainly due to USD 215 million lower net expenses for provisions for litigation, regulatory and similar matters.

Personnel expenses increased by USD 24 million to USD 1,209 million, mainly due to initial expenses associated with the transition to a new health care benefit plan and higher expenses for variable compensation.

General and administrative expenses decreased by USD 203 million to USD 145 million, mainly due to the aforementioned decrease in net expenses for provisions for litigation, regulatory and similar matters.

Excluding restructuring expenses of USD 33 million compared with USD 50 million, adjusted net expenses for services from other business divisions and Corporate Center increased by USD 24 million. The previous quarter included a cost agreement credit from Corporate Center – Services of USD 36 million, while expenses from Group Technology were lower in the current quarter.

→   Refer to the "Corporate Center – Services" section of this report for more information on cost allocations from Corporate Center – Services to the business divisions and other CC units

Cost / income ratio

The cost / income ratio was 88.8% compared with 99.3%. On an adjusted basis, the cost / income ratio was 87.1% compared with 96.6%.

Wealth Management Americas

Net new money

Net new money was USD 13.6 billion compared with USD 16.8 billion. The first quarter of 2016 reflected net inflows predominantly from newly recruited advisors as well as from financial advisors employed with UBS for more than one year. The annualized net new money growth rate was 5.3% compared with 6.8%. Including interest and dividend income, net new money was USD 19.1 billion compared with USD 26.2 billion in the prior quarter, which included seasonally higher dividend income.

Invested assets

Invested assets increased by USD 17 billion to USD 1,050 billion, mainly reflecting net new money of USD 14 billion and positive market performance of USD 2 billion. Managed account assets increased by USD 10 billion to USD 361 billion and comprised 34% of total invested assets.

Margins on invested assets

The net margin on invested assets increased 7 basis points to 8 basis points. On an adjusted basis, the net margin increased 7 basis points to 9 basis points. The gross margin decreased 1 basis point to 73 basis points, on both a reported and an adjusted basis.

Personnel: 1Q16 vs 4Q15

As of 31 March 2016, Wealth Management Americas employed 13,682 personnel, an increase of 71 compared with 31 December 2015.

Results: 1Q16 vs 1Q15

Profit before tax was USD 212 million compared with USD 268 million. Excluding restructuring expenses of USD 33 million compared with USD 25 million, adjusted profit before tax decreased by USD 48 million to USD 245 million, mainly reflecting higher operating expenses.

Total operating income decreased by USD 2 million to USD 1,899 million. Net interest income increased by USD 74 million to USD 351 million, reflecting higher interest rates as well as continued growth in loan and deposit balances. Recurring net fee income decreased by USD 4 million to USD 1,182 million. Transaction-based income decreased by USD 71 million to USD 361 million due to lower client activity.

Total operating expenses increased by USD 55 million to USD 1,688 million. Excluding restructuring expenses of USD 33 million compared with USD 25 million, adjusted operating expenses increased by USD 47 million to USD 1,655 million. Personnel expenses increased by USD 24 million to USD 1,209 million, mainly due to initial expenses associated with the transition to a new health care benefit plan, partly offset by lower financial advisor compensation due to lower compensable revenues. Expenses for compensation commitments increased by USD 13 million, reflecting the recruitment of financial advisors. General and administrative expenses increased by USD 19 million to USD 145 million, mainly due to higher legal fees. Excluding restructuring expenses of USD 33 million compared with USD 25 million, net expenses for services from other business divisions and Corporate Center increased by USD 3 million to USD 287 million.

Personal & Corporate Banking

Profit before tax was CHF 399 million in the first quarter of 2016 compared with CHF 355 million in the fourth quarter of 2015. Adjusted profit before tax increased by CHF 26 million to CHF 422 million, mainly as the prior quarter included a fee of CHF 45 million paid to Wealth Management for the shift of certain clients. The annualized net new business volume growth rate for our personal banking business increased to 4.9% from 0.6%, the highest growth rate since the first quarter of 2012.

Personal & Corporate Banking¹
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.16	31.12.15	31.3.15	4Q15	1Q15
Net interest income	560	576	568	(3)	(1)
Recurring net fee income	139	139	134	0	4
Transaction-based income	244	196	284	24	(14)
Other income	20	15	13	33	54
Income	963	926	1,000	4	(4)
Credit loss (expense) / recovery	0	(11)	(21)	(100)	(100)
Total operating income	963	915	979	5	(2)
Personnel expenses	213	211	226	1	(6)
General and administrative expenses	61	71	53	(14)	15
Services (to) / from other business divisions and Corporate Center	287	275	268	4	7
of which: services from CC – Services	311	298	292	4	7
Depreciation and impairment of property, equipment and software	4	3	4	33	0
Amortization and impairment of intangible assets	0	0	0
Total operating expenses²	564	560	552	1	2
Business division operating profit / (loss) before tax	399	355	427	12	(7)

Adjusted results³
Total operating income as reported	963	915	979	5	(2)
Total operating income (adjusted)	963	915	979	5	(2)
Total operating expenses as reported	564	560	552	1	2
of which: personnel-related restructuring expenses	0	0	1
of which: non-personnel-related restructuring expenses	0	0	0
of which: restructuring expenses allocated from CC – Services	23	41	16
Total operating expenses (adjusted)	541	519	536	4	1
Business division operating profit / (loss) before tax as reported	399	355	427	12	(7)
Business division operating profit / (loss) before tax (adjusted)	422	396	443	7	(5)

Key performance indicators⁴
Pre-tax profit growth (%)	12.4	(23.8)	25.6
Cost / income ratio (%)	58.6	60.5	55.2
Net interest margin (bps)	166	170	165	(2)	1
Net new business volume growth for personal banking (%)	4.9	0.6	3.1

Personal & Corporate Banking

Personal & Corporate Banking¹ (continued)
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.16	31.12.15	31.3.15	4Q15	1Q15

Additional information
Average attributed equity (CHF billion)⁵	4.1	3.9	4.0	5	2
Return on attributed equity (%)	38.9	36.4	42.7
Risk-weighted assets (fully applied, CHF billion)⁶	36.9	34.6	34.6	7	7
Return on risk-weighted assets, gross (%)⁷	10.8	10.7	11.8
Leverage ratio denominator (fully applied, CHF billion)⁸	152.2	153.8	163.7	(1)	(7)
Goodwill and intangible assets (CHF billion)	0.0	0.0	0.0
Business volume for personal banking (CHF billion)	148	148	143	0	3
Net new business volume for personal banking (CHF billion)	1.8	0.2	1.1
Client assets (CHF billion)	440	444	441	(1)	0
Due to customers (CHF billion)	133.5	132.4	131.3	1	2
Loans, gross (CHF billion)	135.0	135.6	137.3	0	(2)
Secured loan portfolio as a percentage of total loan portfolio, gross (%)	93.1	93.9	93.2
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)⁹	0.7	0.6	0.8
Personnel (full-time equivalents)	5,092	5,058	5,157	1	(1)

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Refer to “Note 18 Changes in organization and disposals” in the “Consolidated financial statements” section of this report for information on restructuring expenses.    3 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    4 Refer to the "Measurement of performance" section of our Annual Report 2015 for the definitions of our key performance indicators.    5 Refer to the "Capital management" section of this report for more information on the equity attribution framework.    6 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRBs). Refer to the ”Capital management” section of this report for more information.    7 Based on fully applied risk-weighted assets.    8 Calculated in accordance with Swiss SRB rules. Refer to the "Capital management" section of this report for more information. From 31 December 2015 onward, the leverage ratio denominator calculation is fully aligned with the Basel III rules. Figures for periods prior to 31 December 2015 are calculated in accordance with former Swiss SRB rules and are therefore not fully comparable.    9 Refer to the "Risk management and control" section of this report for more information on impairment ratios.

Results: 1Q16 vs 4Q15

Operating income

Total operating income increased by CHF 48 million to CHF 963 million, mainly as the prior quarter included a fee of CHF 45 million paid to Wealth Management for the shift of certain clients from Wealth Management to Personal & Corporate Banking, as a result of a detailed client segmentation review.

Net interest income decreased by CHF 16 million to CHF 560 million, mainly reflecting lower allocations from Corporate Center – Group Asset and Liability Management (Group ALM), partly offset by higher income from loans and deposits.

Recurring net fee income was unchanged at CHF 139 million.

Transaction-based income increased by CHF 48 million to CHF 244 million, mainly due to the aforementioned fee paid to Wealth Management in the prior quarter.

Other income increased by CHF 5 million to CHF 20 million, reflecting higher income from non-asset-based products and from investments in associates.

The net credit loss recovery was negligible compared with a CHF 11 million expense in the prior quarter. In the first quarter, expenses for allowances for newly impaired positions were offset by net recoveries related to previously impaired positions. In the prior quarter, expenses for allowances for newly impaired positions exceeded net recoveries related to previously impaired positions.

Operating expenses

Total operating expenses increased by CHF 4 million to CHF 564 million. Excluding restructuring expenses of CHF 23 million compared with CHF 41 million, adjusted operating expenses increased by CHF 22 million to CHF 541 million, mainly reflecting higher net expenses for services from other business divisions and Corporate Center, partly offset by lower general and administrative expenses.

Personnel expenses were broadly unchanged at CHF 213 million.

General and administrative expenses decreased by CHF 10 million to CHF 61 million, primarily reflecting lower professional fees and decreased expenses for outsourcing of information technology and other services.

Net expenses for services from other business divisions and Corporate Center increased by CHF 12 million to CHF 287 million. Excluding restructuring expenses of CHF 23 million compared with CHF 41 million in the prior quarter, adjusted net expenses increased by CHF 30 million to CHF 264 million. The previous quarter included a cost agreement credit from Corporate Center – Services of CHF 49 million, while expenses from Group Technology were lower in the current quarter.

→   Refer to the "Corporate Center – Services" section of this report for more information on cost allocations from Corporate Center – Services to the business divisions and other CC units

Cost / income ratio

The cost / income ratio was 58.6% compared with 60.5%. On an adjusted basis, the cost / income ratio was 56.2% compared with 56.0%.

Net interest margin

The net interest margin decreased 4 basis points to 166 basis points.

Net new business volume growth for personal banking

The annualized net new business volume growth rate for our personal banking business was 4.9% compared with 0.6%, the highest growth rate since the first quarter of 2012.

Net new client assets and, to a lesser extent, net new loans were positive, in line with our strategy to grow our high-quality loans business moderately and selectively.

Personnel: 1Q16 vs 4Q15

Personal & Corporate Banking employed 5,092 personnel as of 31 March 2016, an increase of 34 compared with 5,058 personnel as of 31 December 2015, mainly reflecting the intake of apprentices and graduates.

Results: 1Q16 vs 1Q15

Profit before tax decreased by CHF 28 million to CHF 399 million. Excluding restructuring expenses of CHF 23 million compared with CHF 16 million, adjusted profit before tax decreased by CHF 21 million to CHF 422 million, mainly reflecting lower transaction-based income, partly offset by lower net credit loss expenses.

Total operating income decreased by CHF 16 million to CHF 963 million. Net interest income decreased by CHF 8 million to CHF 560 million, reflecting lower allocations from Group ALM and the adverse effect of persistently low interest rates on our replication portfolios. This was partly offset by higher loan and deposit income. Recurring net fee income increased by CHF 5 million to CHF 139 million, mainly reflecting higher account-keeping fees. Transaction-based income decreased by CHF 40 million to CHF 244 million, partly as the first quarter of 2015 included gains as a result of hedge ineffectiveness, arising from the fair value hedge of portfolio interest rate risk related to mortgage loans, due to the reduction in Swiss franc interest rates following the Swiss National Bank’s (SNB’s) actions in January 2015. Moreover, income from foreign exchange trading decreased as the prior year reflected higher client activity following the SNB’s actions. Other income increased by CHF 7 million to CHF 20 million, driven by higher income from non-asset-based products. The net credit loss recovery was negligible compared with a net expense of CHF 21 million. In the first quarter of 2016, expenses for allowances for newly impaired positions were offset by net recoveries related to previously impaired positions. In the same quarter last year, credit loss expenses mainly related to expenses for allowances for newly impaired positions.

Total operating expenses increased by CHF 12 million to CHF 564 million. Excluding restructuring expenses of CHF 23 million compared with CHF 16 million, adjusted operating expenses increased by CHF 5 million to CHF 541 million.

Asset Management

Asset Management

Profit before tax was CHF 90 million in the first quarter of 2016 compared with CHF 171 million in the fourth quarter of 2015, which included a gain of CHF 56 million on the sale of our Alternative Fund Services business. Adjusted profit before tax was CHF 110 million compared with CHF 153 million, partly due to lower performance fees in Equities, Multi Asset & O’Connor. Excluding money market flows, net new money outflows were CHF 5.9 billion compared with CHF 8.9 billion. The first quarter of 2016 included a CHF 7.2 billion pricing-related outflow from one client and CHF 3.8 billion of outflows driven by client liquidity needs, both from lower-margin passive products.

Asset Management¹
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.16	31.12.15	31.3.15	4Q15	1Q15
Net management fees²	446	524	443	(15)	1
Performance fees	23	44	68	(48)	(66)
Total operating income	468	568	511	(18)	(8)
Personnel expenses	183	199	167	(8)	10
General and administrative expenses	57	66	55	(14)	4
Services (to) / from other business divisions and Corporate Center	137	131	119	5	15
of which: services from CC – Services	142	139	123	2	15
Depreciation and impairment of property, equipment and software	0	1	0	(100)
Amortization and impairment of intangible assets	1	1	2	0	(50)
Total operating expenses³	378	397	343	(5)	10
Business division operating profit / (loss) before tax	90	171	168	(47)	(46)

Adjusted results⁴
Total operating income as reported	468	568	511	(18)	(8)
of which: gains / (losses) on sales of subsidiaries and businesses		56
Total operating income (adjusted)	468	512	511	(9)	(8)
Total operating expenses as reported	378	397	343	(5)	10
of which: personnel-related restructuring expenses	1	3	0
of which: non-personnel-related restructuring expenses	2	8	0
of which: restructuring expenses allocated from CC – Services	17	27	17
Total operating expenses (adjusted)	358	359	325	0	10
Business division operating profit / (loss) before tax as reported	90	171	168	(47)	(46)
Business division operating profit / (loss) before tax (adjusted)	110	153	186	(28)	(41)

Key performance indicators⁵
Pre-tax profit growth (%)	(47.4)	50.0	97.6
Cost / income ratio (%)	80.8	69.9	67.1
Net new money growth excluding money market flows (%)	(4.0)	(6.2)	5.0
Gross margin on invested assets (bps)	29	35	31	(17)	(6)
Net margin on invested assets (bps)	6	11	10	(45)	(40)

Information by business line
Operating income
Equities, Multi Asset & O'Connor	221	232	239	(5)	(8)
Fixed Income	72	73	72	(1)	0
Global Real Estate	108	115	93	(6)	16
Infrastructure and Private Equity	15	13	14	15	7
Solutions	23	30	45	(23)	(49)
Fund Services	30	105	48	(71)	(38)
Total operating income	468	568	511	(18)	(8)

Asset Management¹ (continued)
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.16	31.12.15	31.3.15	4Q15	1Q15

Gross margin on invested assets (bps)
Equities, Multi Asset & O'Connor	28	29	28	(3)	0
Fixed Income	14	14	13	0	8
Global Real Estate	82	90	80	(9)	3
Infrastructure and Private Equity	63	55	62	15	2
Solutions	18	23	38	(22)	(53)
Total gross margin	29	35	31	(17)	(6)

Net new money (CHF billion)
Equities, Multi Asset & O'Connor	(0.5)	(9.1)	2.9
Fixed Income	(3.8)	(2.4)	(1.0)
Global Real Estate	0.5	1.0	0.5
Infrastructure and Private Equity	(0.2)	0.0	0.0
Solutions	1.1	(0.6)	2.8
Total net new money	(2.9)	(11.0)	5.1
Net new money excluding money market flows	(5.9)	(8.9)	7.5
of which: from third parties	(4.5)	(7.6)	2.5
of which: from UBS's wealth management businesses	(1.4)	(1.3)	5.1
Money market flows	3.0	(2.1)	(2.4)
of which: from third parties	2.2	(1.8)	(1.2)
of which: from UBS's wealth management businesses	0.8	(0.3)	(1.2)

Invested assets (CHF billion)
Equities, Multi Asset & O'Connor	311	327	346	(5)	(10)
Fixed Income	204	208	210	(2)	(3)
Global Real Estate	53	52	47	2	13
Infrastructure and Private Equity	9	10	9	(10)	0
Solutions	51	53	48	(4)	6
Total invested assets	628	650	661	(3)	(5)
of which: excluding money market funds	568	592	601	(4)	(5)
of which: money market funds	60	58	60	3	0

Assets under administration by Fund Services
Assets under administration (CHF billion)⁶	407	407	521	0	(22)
Net new assets under administration (CHF billion)⁷	7.8	(0.1)	5.8
Gross margin on assets under administration (bps)	3	9	4	(67)	(25)

Additional information
Average attributed equity (CHF billion)⁸	1.4	1.5	1.7	(7)	(18)
Return on attributed equity (%)	25.7	45.6	39.5
Risk-weighted assets (fully applied, CHF billion)⁹	2.4	2.6	3.5	(8)	(31)
Return on risk-weighted assets, gross (%)¹⁰	74.9	79.7	56.0
Leverage ratio denominator (fully applied, CHF billion)¹¹	2.5	2.7	14.0	(7)	(82)
Goodwill and intangible assets (CHF billion)	1.4	1.4	1.4	0	0
Personnel (full-time equivalents)	2,329	2,277	2,369	2	(2)

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Net management fees include transaction fees, fund administration revenues (including net interest and trading income from lending activities and foreign exchange hedging as part of the fund services offering), gains or losses from seed money and co-investments, funding costs, gains and losses on the sale of subsidiaries and businesses and other items that are not performance fees.    3 Refer to “Note 18 Changes in organization and disposals” in the “Consolidated financial statements” section of this report for information on restructuring expenses.    4 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    5 Refer to the "Measurement of performance" section of our Annual Report 2015 for the definitions of our key performance indicators.    6 Includes UBS and third-party fund assets, for which the fund services unit provides professional services, including fund set-up, accounting and reporting for traditional investment funds and alternative funds.    7 Inflows of assets under administration from new and existing funds less outflows from existing funds or fund exits.    8 Refer to the "Capital management" section of this report for more information on the equity attribution framework.    9 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRBs). Refer to the ”Capital management” section of this report for more information.    10 Based on fully applied risk-weighted assets.    11 Calculated in accordance with Swiss SRB rules. Refer to the "Capital management" section of this report for more information. From 31 December 2015 onward, the leverage ratio denominator calculation is fully aligned with the Basel III rules. Figures for periods prior to 31 December 2015 are calculated in accordance with former Swiss SRB rules and are therefore not fully comparable.

Asset Management

Results: 1Q16  vs 4Q15

Operating income

Total operating income was CHF 468 million compared with CHF 568 million. Excluding a gain of CHF 56 million on the sale of our Alternative Fund Services (AFS) business in the fourth quarter of 2015, adjusted operating income decreased by CHF 44 million to CHF 468 million. Adjusted net management fees decreased by CHF 22 million to CHF 446 million, primarily reflecting the reduced size of our Fund Services business following the sale of AFS. Performance fees decreased by CHF 21 million to CHF 23 million, mainly in Equities, Multi Asset & O'Connor.

Approximately 1% of performance fee-eligible assets of our hedge fund businesses, which are reported within Equities, Multi Asset & O'Connor and Solutions, exceeded high-water marks as of 31 March 2016 compared with 25% as of 31 December 2015, reflecting continued challenging market conditions.

→   Refer to the “Recent developments” section of this report for more information on the change in Asset Management business lines

Operating expenses

Total operating expenses were CHF 378 million compared with CHF 397 million. Excluding restructuring expenses of CHF 20 million compared with CHF 38 million, adjusted operating expenses were largely unchanged at CHF 358 million.

Personnel expenses decreased by CHF 16 million, primarily due to lower expenses for variable compensation. General and administrative expenses were CHF 57 million compared with CHF 66 million. Excluding restructuring expenses of CHF 2 million compared with CHF 8 million, adjusted general and administrative expenses were slightly lower.

Excluding restructuring expenses of CHF 17 million compared with CHF 27 million, adjusted net expenses for services from other business divisions and Corporate Center increased by CHF 16 million, primarily as the previous quarter included a cost agreement credit from Corporate Center – Services of CHF 13 million.

→   Refer to the "Corporate Center – Services" section of this report for more information on cost allocations from Corporate Center – Services to the business divisions and other CC units

Cost / income ratio

The cost / income ratio was 80.8% compared with 69.9%. On an adjusted basis, the cost / income ratio was 76.5% compared with 70.1%.

Net new money

Excluding money market flows, net new money outflows were CHF 5.9 billion compared with CHF 8.9 billion, which resulted in an annualized net new money growth rate of negative 4.0% compared with negative 6.2%. By client segment, net outflows from third parties were CHF 4.5 billion compared with CHF 7.6 billion. The first quarter of 2016 included a CHF 7.2 billion pricing-related outflow from one client and CHF 3.8 billion of outflows driven by client liquidity needs, both from lower-margin passive products. Net outflows from clients of UBS’s wealth management businesses were CHF 1.4 billion compared with CHF 1.3 billion, mainly from fixed income assets serviced from Switzerland and equities assets serviced from Europe and Switzerland.

Money market net inflows were CHF 3.0 billion compared with net outflows of CHF 2.1 billion. By client segment, net inflows from third parties were CHF 2.2 billion compared with net outflows of CHF 1.8 billion, mainly from clients serviced from Asia Pacific and the Americas. Net inflows from clients of UBS’s wealth management businesses were CHF 0.8 billion compared with net outflows of CHF 0.3 billion, mainly from clients serviced from the Americas.

Invested assets

Invested assets decreased to CHF 628 billion from CHF 650 billion, due to negative foreign currency translation effects of CHF 13 billion, negative market performance of CHF 7 billion and net new money outflows of CHF 3 billion.

As of 31 March 2016, CHF 183 billion, or 29%, of invested assets were managed in indexed strategies and CHF 60 billion, or 10%, were money market assets. The remaining 61% of invested assets were managed in active, non-money market strategies. On a regional basis, 34% of invested assets related to clients serviced from Switzerland, 24% from the Americas, 22% from Europe, Middle East and Africa, and 20% from Asia Pacific.

Assets under administration

Total assets under administration were unchanged at CHF 407 billion. Net new assets under administration of CHF 8 billion were offset by negative market performance of CHF 5 billion and negative foreign currency translation effects of CHF 3 billion.

Margins on invested assets

The net margin on invested assets decreased 5 basis points to 6 basis points. On an adjusted basis, the net margin decreased 3 basis points to 7 basis points. The gross margin decreased 6 basis points to 29 basis points, and decreased 3 basis points to 29 basis points on an adjusted basis.

Personnel: 1Q16  vs 4Q15

Asset Management employed 2,329 personnel compared with 2,277, mainly reflecting increases within our distribution teams, Global Real Estate and, to a lesser extent, support functions.

Results: 1Q16 vs 1Q15

Profit before tax was CHF 90 million compared with CHF 168 million. Excluding restructuring expenses of CHF 20 million compared with CHF 18 million, adjusted profit before tax was CHF 110 million compared with CHF 186 million.

Total operating income was CHF 468 million compared with CHF 511 million, mainly due to lower performance fees in our hedge fund businesses, and lower net management fees in Fund Services, reflecting the sale of our AFS business, partly offset by higher net management fees in Global Real Estate and Equities, Multi Asset & O'Connor.

Total operating expenses were CHF 378 million compared with CHF 343 million. Excluding restructuring expenses of CHF 20 million compared with CHF 18 million, adjusted operating expenses increased by CHF 33 million to CHF 358 million, primarily due to higher expenses from Group Technology.

Investment performance as of 31 March 2016
	Annualized

Active funds versus benchmark	1 year	3 years	5 years
Percentage of fund assets equaling or exceeding benchmark
Equities¹	63	85	76
Fixed income¹	43	54	65
Multi-asset¹	23	72	45
Total traditional investments	42	69	60
Real estate²	15	23	17

Active funds versus peers
Percentage of fund assets ranking in first or second quartile / equaling or exceeding peer index
Equities¹	71	83	73
Fixed income¹	54	67	67
Multi-asset¹	49	56	78
Total traditional investments	57	68	72
Real estate²	11	100	27
Hedge funds³	50	73	71

Passive funds tracking accuracy
Percentage of passive fund assets within applicable tracking tolerance
All asset classes⁴	82	93	93

1 Percentage of active fund assets above benchmark (gross of fees) / peer median. Based on the universe of European-domiciled active wholesale funds available to UBS's wealth management businesses and other wholesale intermediaries as of 31 March 2016. Source of comparison versus peers: ThomsonReuters LIM (Lipper Investment Management). Source of comparison versus benchmark: UBS. Universe represents approximately 70% of all active fund assets and 26% of all actively managed assets (including segregated accounts) in these asset classes globally as of 31 March 2016.    2 Percentage of real estate fund assets above benchmark (gross of fess) / peer median. Universe (versus benchmark) includes all fully discretionary real estate funds with a benchmark representing approximately 70% of real estate gross invested assets as at 31 March 2016. Source: IPD, NFI-ODCE, SXI Real Estate Funds TR. Universe (versus peers) includes all real estate funds with externally verifiable peer groups representing approximately 23% of real estate gross invested assets as of 31 December 2015. Source: ThomsonReuters LIM (Lipper Investment Management).    3 Percentage of fund assets above appropriate HFRI peer indices. Universe of key hedge funds and fund-of-fund products managed on a fully discretionary basis representing approximately 34% of total O'Connor and Hedge Fund Solutions invested assets.    4 Percentage of passive fund assets within applicable tracking tolerance on a gross of fees basis. Performance information represents a universe of European domiciled institutional and wholesale funds representing approximately 48% of total passive invested assets as of 31 March 2016. Source: UBS.

Investment Bank

Investment Bank

Profit before tax was CHF 253 million in the first quarter of 2016 compared with CHF 80 million in the fourth quarter of 2015. Adjusted profit before tax was CHF 370 million compared with CHF 223 million, reflecting higher revenues in Investor Client Services and a net credit loss recovery compared with a net credit loss expense, partly offset by lower revenues in Corporate Client Solutions.

Investment Bank¹
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.16	31.12.15	31.3.15	4Q15	1Q15
Corporate Client Solutions	474	650	779	(27)	(39)
Advisory	132	227	172	(42)	(23)
Equity Capital Markets	154	197	306	(22)	(50)
Debt Capital Markets	145	114	143	27	1
Financing Solutions	62	109	119	(43)	(48)
Risk Management	(18)	2	39
Investor Client Services	1,403	1,121	1,877	25	(25)
Equities	920	733	1,156	26	(20)
Foreign Exchange, Rates and Credit	483	388	721	24	(33)
Income	1,877	1,771	2,655	6	(29)
Credit loss (expense) / recovery	2	(50)	2		0
Total operating income	1,879	1,721	2,657	9	(29)
Personnel expenses	728	574	1,008	27	(28)
General and administrative expenses	170	318	189	(47)	(10)
Services (to) / from other business divisions and Corporate Center	718	740	681	(3)	5
of which: services from CC – Services	691	715	667	(3)	4
Depreciation and impairment of property, equipment and software	6	7	6	(14)	0
Amortization and impairment of intangible assets	3	3	7	0	(57)
Total operating expenses²	1,625	1,641	1,891	(1)	(14)
Business division operating profit / (loss) before tax	253	80	766	216	(67)

Adjusted results³
Total operating income as reported	1,879	1,721	2,657	9	(29)
Total operating income (adjusted)	1,879	1,721	2,657	9	(29)
Total operating expenses as reported	1,625	1,641	1,891	(1)	(14)
of which: personnel-related restructuring expenses	17	12	2
of which: non-personnel-related restructuring expenses	2	2	2
of which: restructuring expenses allocated from CC – Services	97	129	66
Total operating expenses (adjusted)	1,508	1,498	1,821	1	(17)
Business division operating profit / (loss) before tax as reported	253	80	766	216	(67)
Business division operating profit / (loss) before tax (adjusted)	370	223	836	66	(56)

Key performance indicators⁴
Pre-tax profit growth (%)	216.3	(83.9)	253.0
Cost / income ratio (%)	86.6	92.7	71.2
Return on attributed equity (%)	13.1	4.4	42.0
Return on assets, gross (%)	2.9	2.7	3.6
Average VaR (1-day, 95% confidence, 5 years of historical data)	10	12	13	(17)	(23)

Investment Bank¹ (continued)
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.16	31.12.15	31.3.15	4Q15	1Q15

Additional information
Total assets (CHF billion)⁵	256.6	253.5	303.2	1	(15)
Average attributed equity (CHF billion)⁶	7.7	7.3	7.3	5	5
Risk-weighted assets (fully applied, CHF billion)⁷	63.4	62.9	64.1	1	(1)
Return on risk-weighted assets, gross (%)⁸	11.9	10.8	16.2
Leverage ratio denominator (fully applied, CHF billion)⁹	262.2	268.0	294.2	(2)	(11)
Goodwill and intangible assets (CHF billion)	0.1	0.1	0.1	0	0
Compensation ratio (%)	38.8	32.4	38.0
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)¹⁰	1.7	1.5	0.2
Personnel (full-time equivalents)	5,218	5,243	5,276	0	(1)

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Refer to “Note 18 Changes in organization and disposals” in the “Consolidated financial statements” section of this report for information on restructuring expenses.    3 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    4 Refer to the "Measurement of performance" section of our Annual Report 2015 for the definitions of our key performance indicators.    5 Based on third-party view, i.e., without intercompany balances.    6 Refer to the "Capital management" section of this report for more information on the equity attribution framework.    7 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRBs). Refer to the "Capital management" section of this report for more information.    8 Based on fully applied risk-weighted assets.    9 Calculated in accordance with Swiss SRB rules. Refer to the "Capital management" section of this report for more information. From 31 December 2015 onward, the leverage ratio denominator calculation is fully aligned with the Basel III rules. Figures for periods prior to 31 December 2015 are calculated in accordance with former Swiss SRB rules and are therefore not fully comparable.    10 Refer to the "Risk management and control" section of this report for more information on impairment ratios.

Results: 1Q16 vs 4Q15

Operating income

Total operating income increased to CHF 1,879 million from CHF 1,721 million in the prior quarter. Investor Client Services revenues increased by CHF 282 million, reflecting improved performance in both our Equities and Foreign Exchange, Rates and Credit businesses. Corporate Client Solutions revenues were CHF 176 million lower, mainly reflecting fee pool declines. We recorded a net credit loss recovery of CHF 2 million compared with a net expense of CHF 50 million, reflecting a specific loan loss recovery of CHF 22 million and lower net credit loss expenses related to the energy sector. In US dollar terms, operating income increased 10%.

Operating expenses

Total operating expenses decreased to CHF 1,625 million from CHF 1,641 million. Excluding restructuring expenses of CHF 117 million compared with CHF 143 million, adjusted operating expenses increased by CHF 10 million to CHF 1,508 million.

Personnel expenses increased to CHF 728 million from CHF 574 million. Excluding restructuring expenses of CHF 17 million compared with CHF 12 million, adjusted personnel expenses increased to CHF 711 million from CHF 562 million, mainly due to higher performance-related variable compensation expenses.

General and administrative expenses decreased to CHF 170 million from CHF 318 million. Excluding restructuring expenses of CHF 2 million in both quarters, adjusted general and administrative expenses decreased to CHF 168 million from CHF 316 million, mainly as the prior quarter included a net expense of CHF 98 million for the annual UK bank levy. In addition, the first quarter included lower professional fees and marketing as well as travel and entertainment expenses.

Net expenses for services from other business divisions and Corporate Center decreased to CHF 718 million from CHF 740 million. Excluding restructuring expenses of CHF 97 million compared with CHF 129 million, adjusted net expenses for services from other business divisions and Corporate Center increased to CHF 621 million from CHF 611 million. The previous quarter included a cost agreement credit from Corporate Center – Services of CHF 45 million, while expenses from Group Technology and Group Operations were lower in the current quarter.

→   Refer to the "Corporate Center – Services" section of this report for more information on cost allocations from Corporate Center – Services to the business divisions and other CC units

Investment Bank

Cost / income ratio

The cost / income ratio was 86.6% compared with 92.7%. On an adjusted basis, the cost / income ratio was 80.3% compared with 84.6%.

Risk-weighted assets

Fully applied risk-weighted assets (RWA) were stable at CHF 63 billion as of 31 March 2016 and remained below our short- to medium-term expectation of around CHF 85 billion. CHF 2 billion higher credit risk RWA were offset by CHF 2 billion lower market risk RWA.

→   Refer to the “Capital management” section of this report for more information

Leverage ratio denominator

The fully applied Swiss systemically relevant banks leverage ratio denominator (LRD) decreased by CHF 6 billion to CHF 262 billion as of 31 March 2016 and remained below our short- to medium-term expectation of around CHF 325 billion.

→   Refer to the “Balance sheet” section of this report for more information

→   Refer to the “Capital management” section of this report for more information

Return on attributed equity

Annualized return on attributed equity (RoAE) for the first quarter of 2016 was 13.1% and 19.2% on an adjusted basis. RoAE for the prior quarter was 4.4%, and 12.2% on an adjusted basis.

→   Refer to “Equity attribution and return on attributed equity” in the “Capital management” section of this report for more information

Operating income by business unit: 1Q16 vs 4Q15

Corporate Client Solutions

Corporate Client Solutions revenues decreased to CHF 474 million from CHF 650 million, due to lower revenues in Advisory, Financing Solutions and Equity Capital Markets, partly offset by higher Debt Capital Markets revenues. In US dollar terms, revenues decreased 26%.

Advisory revenues decreased to CHF 132 million from a strong CHF 227 million in the prior quarter, reflecting lower revenues from merger and acquisition transactions, partly due to a fee pool decline of 18%.

Equity Capital Markets revenues decreased to CHF 154 million from CHF 197 million, with lower revenues from public offerings, as the fee pool decreased 34%, partly offset by higher revenues from private transactions.

Debt Capital Markets revenues increased to CHF 145 million from CHF 114 million, mainly due to an increase in investment grade revenues. Leveraged finance revenues were broadly unchanged, as revenues in the first quarter decreased, while the prior quarter included markdowns in our lending book.

Financing Solutions revenues decreased to CHF 62 million from CHF 109 million, primarily reflecting declines in the structured financing and real estate finance businesses, mainly due to lower client activity.

Risk Management revenues were negative CHF 18 million compared with positive CHF 2 million, largely reflecting tightening credit spreads in the first quarter.

Investor Client Services

Investor Client Services revenues increased to CHF 1,403 million from CHF 1,121 million, reflecting higher client activity levels. In US dollar terms, revenues increased 27%.

Equities

Equities revenues increased to CHF 920 million from CHF 733 million due to higher revenues in Derivatives and Cash.

Cash revenues increased to CHF 325 million from CHF 281 million, mainly due to seasonally higher client activity.

Derivatives revenues increased to CHF 240 million from CHF 95 million, reflecting seasonally higher client activity and improved trading revenues.

Financing Services revenues were CHF 348 million, broadly in line with the prior quarter.

Foreign Exchange, Rates and Credit

Foreign Exchange, Rates and Credit revenues increased to CHF 483 million from CHF 388 million.

Foreign Exchange revenues increased following higher client activity levels, particularly with regard to emerging market flows in Asia Pacific in the early part of the quarter.

Rates and Credit revenues also increased, mainly due to stronger trading revenues within Credit despite challenging markets.

Personnel: 1Q16 vs 4Q15

The Investment Bank employed 5,218 personnel as of 31 March 2016, a decrease of 25 compared with 5,243 as of 31 December 2015.

Results: 1Q16 vs 1Q15

Profit before tax was CHF 253 million compared with CHF 766 million. On an adjusted basis, excluding restructuring expenses of CHF 117 million compared with CHF 70 million, profit before tax decreased to CHF 370 million from a strong CHF 836 million in the first quarter of 2015.

Revenues in Corporate Client Solutions decreased to CHF 474 million from CHF 779 million. Equity Capital Markets revenues decreased by CHF 152 million to CHF 154 million, reflecting a market fee pool decline of 50%. Advisory revenues decreased by CHF 40 million to CHF 132 million, reflecting lower market activity levels. Debt Capital Markets revenues were broadly unchanged at CHF 145 million. Financing Solutions decreased to CHF 62 million from CHF 119 million, reflecting subdued client activity and margin compression. Risk Management revenues were negative CHF 18 million compared with positive CHF 39 million, mainly due to higher risk management costs associated with corporate lending and as the prior-year period included a gain on a portfolio macro hedge. In US dollar terms, Corporate Client Solutions revenues decreased 42%.

Investor Client Services revenues decreased to CHF 1,403 million from CHF 1,877 million. Equities revenues decreased to CHF 920 million from CHF 1,156 million. Cash revenues decreased to CHF 325 million from CHF 383 million, mainly due to lower commission income, reflecting lower client activity levels. Derivatives revenues decreased to CHF 240 million from CHF 371 million, mainly as a result of lower client activity and weaker trading revenues. Financing Services revenues decreased to CHF 348 million from CHF 408 million, due to lower Equity Finance revenues, notably in Asia Pacific. Foreign Exchange, Rates and Credit revenues decreased to CHF 483 million from CHF 721 million, mainly as the first quarter of 2015 benefited from higher volatility and client activity levels following the Swiss National Bank's actions in January 2015. In US dollar terms, Investor Client Services revenues decreased 29%.

Total operating expenses decreased to CHF 1,625 million from CHF 1,891 million. Excluding restructuring expenses of CHF 117 million compared with CHF 70 million, adjusted operating expenses decreased to CHF 1,508 million from CHF 1,821 million. Personnel expenses decreased to CHF 728 million from CHF 1,008 million. Excluding restructuring expenses of CHF 17 million compared with CHF 2 million, adjusted personnel expenses decreased to CHF 711 million from CHF 1,006 million, mainly due to lower performance-related variable compensation expenses. General and administrative expenses decreased to CHF 170 million from CHF 189 million. Excluding restructuring expenses of CHF 2 million in both quarters, adjusted general and administrative expenses decreased to CHF 168 million from CHF 187 million, mainly due to lower professional fees. Net expenses for services from other business divisions and Corporate Center increased to CHF 718 million from CHF 681 million. On an adjusted basis, excluding restructuring expenses of CHF 97 million compared with CHF 66 million, adjusted net expenses for services from other business divisions and Corporate Center increased to CHF 621 million from CHF 615 million.

Corporate Center

Corporate Center

Corporate Center¹
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.16	31.12.15	31.3.15	4Q15	1Q15
Total operating income	(252)	(183)	646	38
Personnel expenses	983	1,059	988	(7)	(1)
General and administrative expenses	1,104	1,346	1,185	(18)	(7)
Services (to) / from business divisions	(2,043)	(2,113)	(1,882)	(3)	9
Depreciation and impairment of property, equipment and software	232	248	207	(6)	12
Amortization and impairment of intangible assets	5	5	5	0	0
Total operating expenses²	282	546	504	(48)	(44)
Operating profit / (loss) before tax	(534)	(729)	142	(27)

Adjusted results³
Total operating income as reported	(252)	(183)	646	38
of which: own credit⁴		35	226
of which: gains on sales of real estate			378
of which: net gains / (losses) related to the buyback of debt		(257)
of which: net foreign currency translation gains / (losses)	(123)	115
Total operating income (adjusted)	(129)	(76)	42	70
Total operating expenses as reported	282	546	504	(48)	(44)
of which: personnel-related restructuring expenses	107	146	62
of which: non-personnel-related restructuring expenses	118	252	230
of which: restructuring expenses allocated from CC – Services	(232)	(362)	(163)
Total operating expenses (adjusted)	288	510	374	(44)	(23)
Operating profit / (loss) before tax as reported	(534)	(729)	142	(27)
Operating profit / (loss) before tax (adjusted)	(417)	(586)	(332)	(29)	26

Additional information
Average attributed equity (CHF billion)⁵	28.7	24.7	26.1	16	10
Total assets (CHF billion)⁶	380.8	354.5	407.2	7	(6)
Risk-weighted assets (fully applied, CHF billion)⁷	62.7	60.2	66.8	4	(6)
Leverage ratio denominator (fully applied, CHF billion)⁸	310.6	291.2	314.6	7	(1)
Personnel (full-time equivalents)	23,894	23,671	23,670	1	1

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Refer to “Note 18 Changes in organization and disposals” in the “Consolidated financial statements” section of this report for information on restructuring expenses.    3 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    4 Refer to the "Recent developments" section of this report for more information on own credit.    5 Refer to the "Capital management" section of this report for more information on the equity attribution framework.    6 Based on third-party view, i.e., without intercompany balances.    7 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRBs). Refer to the ”Capital management” section of this report for more information.    8 Calculated in accordance with Swiss SRB rules. Refer to the "Capital management" section of this report for more information. From 31 December 2015 onward, the leverage ratio denominator calculation is fully aligned with the Basel III rules. Figures for periods prior to 31 December 2015 are calculated in accordance with former Swiss SRB rules and are therefore not fully comparable.

Corporate Center – Services

Corporate Center – Services recorded a loss before tax of CHF 203 million in the first quarter of 2016 compared with a loss before tax of CHF 345 million in the prior quarter. The first quarter of 2016 included total operating expenses remaining in Corporate Center – Services after allocations to the business divisions and other Corporate Center units of CHF 148 million compared with CHF 291 million.

Corporate Center – Services¹
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.16	31.12.15	31.3.15	4Q15	1Q15
Total operating income	(55)	(54)	374	2
Personnel expenses	968	1,033	950	(6)	2
General and administrative expenses	1,042	1,195	1,139	(13)	(9)
Depreciation and impairment of property, equipment and software	232	248	207	(6)	12
Amortization and impairment of intangible assets	5	5	5	0	0
Total operating expenses before allocations to BDs and other CC units	2,247	2,481	2,301	(9)	(2)
Services (to) / from business divisions and other CC units	(2,099)	(2,191)	(1,964)	(4)	7
of which: services to Wealth Management	(562)	(627)	(508)	(10)	11
of which: services to Wealth Management Americas	(315)	(311)	(289)	1	9
of which: services to Personal & Corporate Banking	(311)	(298)	(292)	4	7
of which: services to Asset Management	(142)	(139)	(123)	2	15
of which: services to Investment Bank	(691)	(715)	(667)	(3)	4
of which: services to CC – Group ALM	(29)	(23)	(14)	26	107
of which: services to CC – Non-core and Legacy Portfolio	(56)	(81)	(80)	(31)	(30)
Total operating expenses²	148	291	337	(49)	(56)
Operating profit / (loss) before tax	(203)	(345)	37	(41)

Adjusted results³
Total operating income as reported	(55)	(54)	374	2
of which: gains on sales of real estate			378
Total operating income (adjusted)	(55)	(54)	(4)	2
Total operating expenses as reported before allocations	2,247	2,481	2,301	(9)	(2)
of which: personnel-related restructuring expenses	107	144	62
of which: non-personnel-related restructuring expenses	118	252	230
Total operating expenses (adjusted) before allocations	2,022	2,085	2,009	(3)	1
Services (to) / from BDs and other CC units	(2,099)	(2,191)	(1,964)	(4)	7
of which: restructuring expenses allocated from CC – Services	(233)	(377)	(173)
Total operating expenses as reported after allocations	148	291	337	(49)	(56)
Total operating expenses (adjusted) after allocations	156	272	218	(43)	(28)
Operating profit / (loss) before tax as reported	(203)	(345)	37	(41)
Operating profit / (loss) before tax (adjusted)	(211)	(326)	(222)	(35)	(5)

Additional information
Average attributed equity (CHF billion)⁴	22.2	18.8	19.4	18	14
Total assets (CHF billion)⁵	22.2	22.6	19.5	(2)	14
Risk-weighted assets (fully applied, CHF billion)⁶	24.0	23.6	23.2	2	3
Leverage ratio denominator (fully applied, CHF billion)⁷	5.1	4.8	(1.0)	6
Personnel (full-time equivalents)	23,695	23,470	23,424	1	1

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Refer to “Note 18 Changes in organization and disposals” in the “Consolidated financial statements” section of this report for information on restructuring expenses.    3 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    4 Refer to the "Capital management" section of this report for more information on the equity attribution framework.    5 Based on third-party view, i.e., without intercompany balances.    6 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRBs). Refer to the ”Capital management” section of this report for more information.    7 Calculated in accordance with Swiss SRB rules. Refer to the "Capital management" section of this report for more information. From 31 December 2015 onward, the leverage ratio denominator calculation is fully aligned with the Basel III rules. Figures for periods prior to 31 December 2015 are calculated in accordance with former Swiss SRB rules and are therefore not fully comparable.

Corporate Center

Results: 1Q16 vs 4Q15

Operating income

Operating income was negative CHF 55 million in the first quarter of 2016 compared with negative CHF 54 million and mainly related to funding costs.

Operating expenses

Operating expenses before service allocations to business divisions and other Corporate Center units

On a gross basis before allocations to the business divisions and other Corporate Center units, total operating expenses decreased by CHF 234 million to CHF 2,247 million. Excluding restructuring expenses of CHF 225 million compared with CHF 396 million, adjusted operating expenses before allocations decreased by CHF 63 million to CHF 2,022 million.

Personnel expenses decreased by CHF 65 million to CHF 968 million. On an adjusted basis, excluding net restructuring expenses of CHF 107 million compared with CHF 144 million, personnel expenses decreased by CHF 28 million, mainly related to lower expenses for variable compensation. General and administrative expenses decreased by CHF 153 million to CHF 1,042 million. Excluding net restructuring expenses of CHF 118 million compared with CHF 252 million, adjusted general and administrative expenses decreased by CHF 19 million, primarily reflecting lower professional fees.

Services to / from business divisions and other Corporate Center units

Corporate Center – Services allocated expenses of CHF 2,099 million to the business divisions and other Corporate Center units compared with CHF 2,191 million.

Excluding allocated restructuring expenses of CHF 233 million compared with CHF 377 million, net allocated expenses for services to business divisions and other Corporate Center units were CHF 1,866 million compared with CHF 1,814 million.

Each year, as part of the annual business planning cycle, cost allocations for services are agreed at fixed amounts, or at variable amounts based on fixed formulas, between Corporate Center – Services and the business divisions and other Corporate Center units, depending on capital and service consumption levels as well as the nature of the service performed. However, as actual costs incurred may differ from those expected, Corporate Center – Services may recognize significant under- or over-allocations depending on various factors, including Corporate Center – Services' ability to manage the delivery of its services and achieve cost savings.

The increase in allocated expenses in the first quarter of 2016 compared with the fourth quarter of 2015 arose largely as the business divisions and other Corporate Center units were allocated a credit in the fourth quarter of 2015 to reflect the effect of aligning total 2015 cost allocations with the amounts agreed as part of the annual business planning cycle.

Operating expenses after service allocations to / from business divisions and other Corporate Center units

In addition to aforementioned under- or over-allocations arising from differences between actual costs incurred and those expected, Corporate Center – Services retains costs related to Group governance functions and other corporate activities, certain strategic and regulatory projects and certain retained restructuring expenses. Total operating expenses remaining in Corporate Center – Services after allocations decreased to CHF 148 million from CHF 291 million, largely as the fourth quarter of 2015 included retained costs due to the effect of under-allocations arising from differences between actual 2015 costs incurred and cost allocations agreed during the annual business planning cycle.

Personnel: 1Q16 vs 4Q15

As of 31 March 2016, Corporate Center – Services employed 23,695 personnel compared with 23,470 as of 31 December 2015, mainly reflecting increases in Group Technology, Risk Control and in our nearshoring and offshoring locations, partly offset by decreases in Group Operations.

Results: 1Q16 vs 1Q15

In the first quarter of 2016, Corporate Center – Services recorded an operating loss before tax of CHF 203 million compared with an operating profit before tax of CHF 37 million in the first quarter of 2015.

Total operating income was negative CHF 55 million compared with positive CHF 374 million, mainly as the first quarter of 2015 included gains on sales of real estate of CHF 378 million. In addition, income from the investment of the Group's equity, allocated from Corporate Center – Group ALM, decreased.

On a gross basis before allocations, total operating expenses decreased by CHF 54 million to CHF 2,247 million. Excluding restructuring expenses of CHF 225 million compared with CHF 292 million, adjusted operating expenses before allocations increased by CHF 13 million to CHF 2,022 million, mainly reflecting an increase in depreciation expenses for internally generated capitalized software.

Corporate Center – Group Asset and Liability Management

Corporate Center – Group Asset and Liability Management recorded a loss before tax of CHF 148 million in the first quarter of 2016 compared with a loss before tax of CHF 56 million in the prior quarter.

Corporate Center – Group ALM¹
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.16	31.12.15	31.3.15	4Q15	1Q15
Business division-aligned risk management net income	218	249	241	(12)	(10)
Capital investment and issuance net income	33	39	109	(15)	(70)
Group structural risk management net income	(101)	(174)	(110)	(42)	(8)
Total risk management net income before allocations	151	114	239	32	(37)
Allocations to business divisions and other CC units	(168)	(189)	(289)	(11)	(42)
of which: Wealth Management	(106)	(118)	(131)	(10)	(19)
of which: Wealth Management Americas	(21)	(27)	(23)	(22)	(9)
of which: Personal & Corporate Banking	(94)	(111)	(122)	(15)	(23)
of which: Asset Management	(3)	(3)	(5)	0	(40)
of which: Investment Bank	59	69	34	(14)	74
of which: CC – Services	(21)	(22)	(54)	(5)	(61)
of which: CC – Non-core and Legacy Portfolio	18	23	12	(22)	50
Total risk management net income after allocations	(17)	(75)	(50)	(77)	(66)
Accounting asymmetries related to economic hedges	(89)	102	(44)		102
Hedge accounting ineffectiveness²	39	(21)	166		(77)
Other	40	44	14	(9)	186
Total operating income (adjusted)³	(27)	48	87
Net foreign currency translation gains / (losses)	(123)	115
Net gains / (losses) related to the buyback of debt		(257)
Own credit⁴		35	226
Total operating income as reported	(150)	(59)	313	154
Personnel expenses	8	7	8	14	0
General and administrative expenses	3	9	4	(67)	(25)
Depreciation and impairment of property, equipment and software	0	0	0
Amortization and impairment of intangible assets	0	0	0
Services (to) / from business divisions and other CC units	(13)	(20)	(15)	(35)	(13)
Total operating expenses⁵	(2)	(3)	(4)	(33)	(50)
Operating profit / (loss) before tax as reported	(148)	(56)	317	164
Operating profit / (loss) before tax (adjusted)³	(25)	51	91

Additional information
Average attributed equity (CHF billion)⁶	4.2	3.2	3.4	31	24
Total assets (CHF billion)⁷	258.8	237.5	227.6	9	14
Risk-weighted assets (fully applied, CHF billion)⁸	7.1	6.0	7.9	18	(10)
Leverage ratio denominator (fully applied, CHF billion)⁹	264.5	240.2	231.4	10	14
Personnel (full-time equivalents)	127	125	122	2	4

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Does not include ineffectiveness of hedges of net investments in foreign operations.    3 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    4 Refer to the “Recent developments” section of this report for more information on own credit.    5 Refer to “Note 18 Changes in organization and disposals” in the “Consolidated financial statements” section of this report for information on restructuring expenses.    6 Refer to the “Capital management” section of this report for more information on the equity attribution framework.    7 Based on third-party view, i.e., without intercompany balances.    8 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRBs). Refer to the ”Capital management” section of this report for more information.    9 Calculated in accordance with Swiss SRB rules. Refer to the “Capital management” section of this report for more information. From 31 December 2015 onward, the leverage ratio denominator calculation is fully aligned with the Basel III rules. Figures for periods prior to 31 December 2015 are calculated in accordance with former Swiss SRB rules and are therefore not fully comparable.

Corporate Center

Description of business activities

Group Asset and Liability Management (Group ALM) manages the structural risks of our balance sheet, including interest rate risk in the banking book, currency and collateral risk, as well as the risks associated with the Group's liquidity and funding portfolios. Group ALM also seeks to optimize the Group’s financial performance by better matching assets and liabilities within the context of the Group’s liquidity, funding and capital targets. Group ALM serves all business divisions and other Corporate Center units, and its risk management is fully integrated into the Group’s risk governance framework. To further enhance the transparency of Group ALM activities, beginning in the first quarter of 2016, income from Group ALM’s activities is disclosed for the three main risk management areas: (i) business division-aligned risk management, (ii) capital investment and issuance and (iii) Group structural risk management.

Business division-aligned risk management activities performed on behalf of business divisions and other Corporate Center units include managing the interest rate risk in the banking book on behalf of Wealth Management and Personal & Corporate Banking and high-quality liquid asset (HQLA) portfolios on behalf of specific business divisions. Net income generated by these activities is fully allocated to the associated business divisions and Corporate Center units.

Capital investment and issuance activities consist of managing the Group's equity and capital instruments, including instruments that will contribute to our total loss-absorbing capacity (TLAC). Revenues from investing the Group's equity and the incremental expenses of issuing capital and TLAC instruments at the UBS Group AG level (the holding company for the UBS Group) relative to issuing senior debt out of operating subsidiaries are fully allocated to the business divisions and other Corporate Center units based on their attributed portion of the Group's equity.

Group structural risk management activities are performed to meet overall Group-wide risk management objectives. They include managing the Group’s HQLA and long-term debt portfolios. The net positive or negative income generated is allocated to the business divisions and other Corporate Center units based on their consumption of the underlying risks. This consumption is determined by various liquidity and funding models and, to reduce volatility, is allocated using stable, internal benchmark rates rather than actual income earned by Group ALM. Net positive or negative income not arising as a result of business division consumption is retained by Group ALM.

As part of the Group structural risk management activities, Group ALM enters into various derivative hedges to manage the economic risk of the different portfolios. Such economic hedges can increase volatility in the income statement, as hedges and the underlying assets or liabilities can be subject to different accounting treatment, resulting in the impact from interest rate market movements being recognized in different periods. However, there should be no difference between the accounting results recognized through the income statement and the economics of the hedged relationships when measured over their lifetime. In any given period, gains or losses from these economic hedges are retained by Group ALM and reported separately as Accounting asymmetries related to economic hedges.

Similarly, as part of business division-aligned risk management and capital investment and issuance activities, Group ALM enters into interest rate risk hedges that qualify for cash flow and fair value hedge accounting treatment. The net income from ineffectiveness of these hedges is retained by Group ALM and reported separately as Hedge accounting ineffectiveness, with the exception of net income from ineffectiveness related to the fair value hedge of portfolio interest rate risk related to mortgage loans, which is recorded directly in Wealth Management and Personal & Corporate Banking.

Group ALM also retains certain other net income, which includes interest income on behalf of non-controlling interests, net foreign currency translation gains and losses related to the disposal or partial disposal of foreign branches and subsidiaries, net gains and losses related to the buyback of debt in tender offers and, until the end of 2015, own credit gains and losses on financial liabilities designated at fair value.

Results: 1Q16 vs 4Q15

Operating income

Total operating income decreased to negative CHF 150 million in the first quarter of 2016 from negative CHF 59 million in the fourth quarter of 2015.

Excluding a net foreign currency translation loss of CHF 123 million, which was primarily related to the closure of a foreign branch of UBS AG, compared with a gain of CHF 115 million in the prior quarter, and a loss of CHF 257 million related to the buyback of debt in a tender offer as well as an own credit gain of CHF 35 million in the prior quarter, adjusted total operating income retained by Group ALM was negative CHF 27 million compared with positive CHF 48 million. The decrease in adjusted operating income was primarily due to accounting asymmetries related to economic hedges, largely offset by hedge accounting ineffectiveness gains and improved risk management net income.

→   Refer to the “Recent developments” section of this report for more information on own credit

Business division-aligned risk management net income

Net income from business division-aligned risk management activities was CHF 218 million compared with CHF 249 million, mainly reflecting reduced interest rate risk management revenues in the banking book for Wealth Management and Personal & Corporate Banking. This reduction was mainly due to seasonally lower penalty fees received from clients from the early termination of loans and lower interest income from interest rate swaps previously designated in hedge accounting relationships.

Capital investment and issuance net income

Net income from capital investment and issuance activities was CHF 33 million compared with CHF 39 million, mainly due to higher fees paid related to the issuance of new capital and TLAC instruments.

Group structural risk management net income

Net income from Group structural risk management activities was negative CHF 101 million compared with negative CHF 174 million. This reflects an improvement of CHF 66 million from the management of the Group's HQLA, mainly due to wider spreads between certain HQLA and internal funding liabilities. Furthermore, negative revenues in our long-term debt portfolio reduced to CHF 221 million from CHF 228 million.

Allocations to business divisions and other Corporate Center units

Combined allocations from risk management activities to business divisions and other Corporate Center units were CHF 168 million compared with CHF 189 million, primarily reflecting lower allocations to Wealth Management and Personal & Corporate Banking following the aforementioned reduction in interest rate risk management revenues.

Total risk management net income after allocations

Group ALM retained negative CHF 17 million from its risk management activities after allocations compared with negative CHF 75 million in the prior quarter due to Group structural risk management activities.

Retained income in Group structural risk management can vary significantly quarter on quarter and is mainly the net result of costs from buffers that are maintained by Group ALM at levels above the total consumption of the business divisions and the revenues generated by Group ALM from the management of the Group's HQLA portfolio relative to the benchmark rates used to allocate the costs.

Accounting asymmetries related to economic hedges

Net income retained by Group ALM due to accounting asymmetries related to economic hedges was negative CHF 89 million compared with positive CHF 102 million. This change primarily related to HQLA classified as available for sale. On a risk management basis, unrealized gains and losses on these assets are initially recognized in the income statement, together with changes in fair value of interest rate swaps that economically hedge these HQLA. However, under IFRS, these unrealized gains and losses are required to be recognized in Other comprehensive income, giving rise to an asymmetry as to timing for the accounting recognition. This asymmetry resulted in a loss of CHF 109 million in the first quarter compared with a gain of CHF 173 million in the prior quarter.

Hedge accounting ineffectiveness

Net income related to hedge accounting ineffectiveness on hedge-accounted derivatives in our banking book was positive CHF 39 million compared with negative CHF 21 million. This ineffectiveness primarily arises from changes in the spread between LIBOR and the overnight index swap rate.

Other

Other net income was CHF 40 million compared with CHF 44 million and mainly related to interest income retained by Group ALM on behalf of non-controlling interests.

Corporate Center

Balance sheet assets

Balance sheet assets increased by CHF 21 billion to CHF 259 billion, mainly reflecting an increase in the Group's HQLA. During the first quarter of 2016, we reduced our financial assets available for sale within our HQLA portfolio and increased our holdings of financial assets designated at fair value and financial assets held to maturity in order to reduce the accounting asymmetries that result from unrealized gains and losses on available-for-sale assets.

→   Refer to the “Balance sheet” section of this report for more information

Risk-weighted assets

Fully applied risk-weighted assets (RWA) increased by CHF 1 billion to CHF 7 billion as of 31 March 2016.

→   Refer to the “Capital management” section of this report for more information

Leverage ratio denominator

The Swiss SRB leverage ratio denominator increased to CHF 264 billion from CHF 240 billion, mainly reflecting the aforementioned increase in the Group’s HQLA.

→   Refer to the “Capital management” section of this report for more information

Results: 1Q16 vs 1Q15

Group ALM recorded a loss of CHF 148 million in the first quarter of 2016 compared with a profit of CHF 317 million during the same period in 2015. Excluding a net foreign currency translation loss of CHF 123 million in the first quarter of 2016 and an own credit gain of CHF 226 million in the first quarter of 2015, adjusted total operating income was negative CHF 27 million compared with positive CHF 87 million.

Net income from risk management activities before allocations decreased by CHF 88 million to CHF 151 million. Revenues related to business division-aligned risk management decreased by CHF 23 million to CHF 218 million, mainly due to a decrease in revenues generated in the banking book for Wealth Management and Personal & Corporate Banking.

Net income from capital investment and issuance activities decreased CHF 76 million to CHF 33 million due to lower revenues from the investment of the Group's equity and higher expenses related to the issuance of capital and TLAC instruments.

Net income from Group structural risk management activities improved to negative CHF 101 million compared with negative CHF 110 million, mainly due to increased revenues from the Group's HQLA.

Revenue allocations to business divisions and other Corporate Center units decreased by CHF 121 million, mainly due to the aforementioned reductions in capital investment and issuance net income and business division-aligned risk management net income. Net income after allocations from Group structural risk management improved by CHF 33 million to negative CHF 17 million as the aforementioned improvement in revenues from the Group's HQLA was largely retained by Group ALM.

In the first quarter of 2016, Group ALM recorded a loss of CHF 89 million from accounting asymmetries related to economic hedges and a gain of CHF 39 million from hedge accounting ineffectiveness compared with a loss of CHF 44 million and a gain of CHF 166 million, respectively. Net income from these two items reflects movements in the interest rate markets in the respective quarters.

Other net income was CHF 40 million compared with CHF 14 million and mainly related to interest income retained by Group ALM on behalf of non-controlling interests.

Corporate Center – Non-core and Legacy Portfolio

Corporate Center – Non-core and Legacy Portfolio recorded a loss before tax of CHF 183 million in the first quarter of 2016 compared with a loss of CHF 329 million in the prior quarter, largely driven by a decrease in operating expenses of CHF 123 million.

Corporate Center – Non-core and Legacy Portfolio¹
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.16	31.12.15	31.3.15	4Q15	1Q15
Income	(44)	(72)	(43)	(39)	2
Credit loss (expense) / recovery²	(3)	2	2
Total operating income	(47)	(71)	(41)	(34)	15
Personnel expenses	7	19	31	(63)	(77)
General and administrative expenses	60	142	42	(58)	43
Services (to) / from business divisions and other CC units	69	97	97	(29)	(29)
of which: services from CC – Services	56	81	80	(31)	(30)
Depreciation and impairment of property, equipment and software	0	0	0
Amortization and impairment of intangible assets	0	0	0
Total operating expenses³	135	258	171	(48)	(21)
Operating profit / (loss) before tax	(183)	(329)	(212)	(44)	(14)

Adjusted results⁴
Total operating income as reported	(47)	(71)	(41)	(34)	15
Total operating income (adjusted)	(47)	(71)	(41)	(34)	15
Total operating expenses as reported	135	258	171	(48)	(21)
of which: personnel-related restructuring expenses	1	1	1
of which: non-personnel-related restructuring expenses	0	0	0
of which: restructuring expenses allocated from CC – Services	1	15	11
Total operating expenses (adjusted)	133	241	160	(45)	(17)
Operating profit / (loss) before tax as reported	(183)	(329)	(212)	(44)	(14)
Operating profit / (loss) before tax (adjusted)	(181)	(312)	(201)	(42)	(10)

Additional information
Average attributed equity (CHF billion)⁵	2.3	2.7	3.3	(15)	(30)
Total assets (CHF billion)⁶	99.8	94.4	160.1	6	(38)
Risk-weighted assets (fully applied, CHF billion)⁷	31.6	30.7	35.7	3	(11)
Leverage ratio denominator (fully applied, CHF billion)⁸	41.1	46.2	84.2	(11)	(51)
Personnel (full-time equivalents)	73	77	125	(5)	(42)

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Includes credit loss (expense) / recovery on reclassified and acquired securities.    3 Refer to “Note 18 Changes in organization and disposals” in the “Consolidated financial statements” section of this report for information on restructuring expenses.    4 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    5 Refer to the "Capital management" section of this report for more information on the equity attribution framework.    6 Based on third-party view, i.e., without intercompany balances.    7 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRBs). Refer to the ”Capital management” section of this report for more information.    8 Calculated in accordance with Swiss SRB rules. Refer to the "Capital management" section of this report for more information. From 31 December 2015 onward, the leverage ratio denominator calculation is fully aligned with the Basel III rules. Figures for periods prior to 31 December 2015 are calculated in accordance with former Swiss SRB rules and are therefore not fully comparable.

Corporate Center

Results: 1Q16 vs 4Q15

Operating income

Income was negative CHF 44 million compared with negative CHF 72 million, mainly related to a decrease in losses from novation and unwind activities. In addition, the fourth quarter of 2015 included gains from certain equity positions and from the settlement of litigation claims.

Operating expenses

Total operating expenses decreased to CHF 135 million from CHF 258 million, predominantly as net expenses for provisions for litigation, regulatory and similar matters decreased by CHF 28 million to CHF 23 million and as the prior quarter included an expense of CHF 50 million for the annual UK bank levy. In addition, net expenses for services from business divisions and other Corporate Center units decreased by CHF 28 million.

Balance sheet assets

Balance sheet assets increased to CHF 100 billion from CHF 94 billion. Positive replacement values (PRV) increased by CHF 5 billion, mainly related to our over-the-counter (OTC) rates derivative exposures, where the movement was driven by interest rate movements, partly offset by trade terminations and maturities. Within our credit portfolio, PRV were largely unchanged at approximately CHF 1 billion. Collateral delivered against OTC derivatives increased by CHF 1 billion. Funded assets and PRV classified as Level 3 in the fair value hierarchy totaled CHF 2 billion as of 31 March 2016.

Risk-weighted assets

Risk-weighted assets (RWA) increased by CHF 1 billion to CHF 32 billion.

→   Refer to the “Capital management” section of this report for more information

Leverage ratio denominator

The Swiss SRB leverage ratio denominator decreased to CHF 41 billion from CHF 46 billion, mainly due to lower net OTC derivative exposures resulting from incremental netting and collateral mitigation benefits.

→   Refer to the “Capital management” section of this report for more information

Results: 1Q16 vs 1Q15

Corporate Center – Non-core and Legacy Portfolio recorded a loss before tax of CHF 183 million in the first quarter of 2016 compared with a loss of CHF 212 million in the first quarter of 2015. Income was negative CHF 44 million compared with negative CHF 43 million. Operating expenses decreased by CHF 36 million to CHF 135 million, mainly as net expenses for services from business divisions and other Corporate Center units decreased by CHF 28 million and personnel expenses decreased by CHF 24 million. This was partly offset by net expenses for provisions for litigation, regulatory and similar matters of CHF 23 million compared with CHF 13 million.

Composition of Non-core and Legacy Portfolio

An overview of the composition of Non-core and Legacy Portfolio is presented in the table below.

The groupings of positions by category and the order in which these are listed are not necessarily representative of the magnitude of the risks associated with them, nor do the metrics shown in the tables necessarily represent the risk measures used to manage and control these positions. The funded assets and PRV measures presented are intended to provide additional transparency regarding progress in the execution of our strategy to exit these positions.

CHF billion
Exposure category	Description	RWA¹		Funded assets²		PRV³		LRD⁴
		31.3.16	31.12.15	31.3.16	31.12.15	31.3.16	31.12.15	31.3.16	31.12.15
Rates (linear)	Consists of linear OTC products (primarily vanilla interest rate, inflation, basis and cross-currency swaps for all major currencies and some emerging markets) and non-linear OTC products (vanilla and structured options). More than 95% of gross PRV is collateralized. Uncollateralized exposures are well diversified across counterparties, of which the majority is rated investment grade. Approximately 50% of gross PRV is due to mature by end-2021.	3.4	3.6	0.6	0.9	53.4	48.8	14.5	17.8
Rates (non-linear)		0.9	0.7	0.1	0.1	21.5	20.5	2.7	2.8
Credit	Consists primarily of a residual structured credit book that is largely hedged against market risk. The remaining counterparty risk is fully collateralized and diversified across multiple names. The residual structured credit book is expected to materially run off by end-2018. Also includes corporate lending and residual distressed credit positions, with a similar expected run-off profile.	0.5	0.5	0.3	0.4	1.2	1.4	6.7	7.0
Securitizations	Consists primarily of a portfolio of CDS positions referencing ABS assets with related cash and synthetic hedges to mitigate the impact of directional movements. The majority of the remaining positions are expected to run off by end-2018.	1.3	1.5	1.0	1.2	0.4	0.5	1.6	1.9
Auction preferred stock (APS) and auction rate securities (ARSs)	Portfolio of long-dated APS and municipal ARSs. All APS were rated A or above and all ARS exposures were rated Ba1 or above as of 31 March 2016.	0.8	0.9	2.6	2.8	–	–	2.6	2.8
Muni swaps and options	Swaps and options with US state and local governments. Over 95% of the PRV is with counterparties that were rated investment grade as of 31 March 2016.	0.5	0.5	–	–	3.4	3.4	2.4	2.5
Other	Exposures to CVA and related hedging activity, as well as a diverse portfolio of smaller positions.	2.6	1.8	1.8	1.5	3.7	4.0	10.6	11.3
Operational risk	Operational risk RWA allocated to Non-core and Legacy Portfolio.	21.5	21.1	–	–	–	–	–	–
Total		31.6	30.7	6.4	7.0	83.5	78.5	41.1	46.2

1 Fully applied and phase-in RWA.    2 Funded assets are defined as total balance sheet assets less positive replacement values (PRV) and collateral delivered against over-the-counter (OTC) derivatives (CHF 9.9 billion as of 31 March 2016 and CHF 8.9 billion as of 31 December 2015).    3 Positive replacement values (gross exposure excluding the impact of any counterparty netting).    4 Swiss SRB leverage ratio denominator.

Risk, treasury and capital management

Management report

55	Risk management and control
55	Key developments
56	Overview of risks arising from our business activities
57	Credit risk
63	Market risk
68	Country risk
70	Operational risk

71	Balance sheet
71	Assets
72	Liabilities
73	Equity
73	Intra-quarter balances

74	Liquidity and funding management
74	Liquidity
76	Funding

78	Capital management
78	Regulatory framework
78	Capital requirements
81	Swiss SRB capital information
81	Capital ratios
82	Eligible capital
85	Additional capital information
86	Differences between Swiss SRB and BIS capital
87	Risk-weighted assets
88	Credit risk
88	Non-counterparty-related risk
88	Market risk
88	Operational risk
92	Leverage ratio framework
94	Leverage ratio information
94	Swiss SRB leverage ratio
97	BIS leverage ratio
98	Equity attribution and return on attributed equity

99	UBS shares
99	UBS Group AG share information

Risk management and control

Key developments

We saw increased levels of market volatility during the first quarter of 2016, arising from uncertainties regarding macroeconomic developments in China and emerging markets more broadly, as well as from the weakening of commodity prices, particularly oil. Nevertheless, net credit loss expenses remained low at CHF 3 million and credit risk exposures for the Group were broadly unchanged. In addition to the ongoing global macroeconomic uncertainties, we are also closely monitoring developments connected to the UK referendum on EU membership, which we anticipate may give rise to continued uncertainty in the second quarter of 2016.

Although oil prices increased from their low point in January, exposures to certain counterparties in the oil and gas sector continued to carry more risk than in prior periods. As of 31 March 2016, our total funded and unfunded net banking products exposure to the oil and gas sector, recorded within the Investment Bank, was CHF 5.5 billion, CHF 0.6 billion lower than on 31 December 2015, with CHF 0.4 billion of the reduction in the exploration and production and the services and supply sub-sectors. About half of the CHF 5.5 billion exposure was related to the integrated and mid-stream segments, which are generally expected to be less affected by low oil and gas prices. Exposures potentially vulnerable to low energy prices are closely monitored. Additional specific and collective allowances of CHF 17 million were recognized against these oil and gas exposures in the first quarter of 2016 in the Investment Bank, bringing the total allowances against these exposures to CHF 56 million. Given the depressed energy prices, credit loss expenses for this sub-segment of our portfolio may increase in future periods. Using an assumed average oil price of USD 25 per barrel through the end of 2017, we estimate that we could incur an additional credit loss expense of approximately CHF 100 million, exclusive of any gains from our risk management activities. In arriving at this estimate we have considered, among other things, the estimated effect of the decline in the value of oil and gas reserves pledged in support of reserve-based loans in the exploration and production segment, assumed higher default rates and lower recoveries for the oilfield services segment and made other significant assumptions. We have not taken into account any broader macroeconomic effects of a prolonged period of depressed energy prices, nor have we considered indirect effects. All of these factors may result in actual losses being materially higher or lower than this estimate, and there can be no certainty over the timing of recognition of actual losses.

Loan underwriting activity in the Investment Bank was muted in the first quarter of 2016. Following the build-up of exposures in the fourth quarter of 2015, there remain a small number of sub-investment grade deals which have been retained beyond their original targeted distribution date, and which, under the current market conditions, we expect to largely exit during the second quarter. These exposures are classified as held for trading, with fair values reflecting the market conditions at the end of the quarter.

We continue to manage market risks at low levels, with volatility in our market risk profile and value-at-risk largely driven by positions arising from client facilitation, as well as option expiries.

To sustain the operating effectiveness of our enhanced operational risk framework, we continue to focus on our key regulatory commitments and to strengthen and embed our core capabilities with an ongoing emphasis on cyber defenses, culture and conduct, and improvements to our surveillance systems.

Risk management and control

Overview of risks arising from our business activities

The tables below present the key drivers of tangible attributed equity by business division and Corporate Center unit, which are risk-weighted assets (RWA), Swiss SRB leverage ratio denominator (LRD) and risk-based capital (RBC). In addition, we show the average tangible attributed equity, total assets and adjusted operating profit before tax. Along with the description of key risks by business division and Corporate Center unit presented in our Annual Report 2015, the table below provides an overview of how the activities in our business divisions and Corporate Center units are reflected in our risk measures, along with their respective performance.

The “Risk measures and performance” tables are followed by sections providing an update for the first quarter of 2016 on developments in credit risk (comprising banking products and traded products), market risk (including interest rate risk in the banking book), country risk and operational risk.

An update on the development of capital, RWA, LRD and attributed equity during the quarter is provided in the “Capital management” section of this report.

The overall level of RBC was broadly unchanged at CHF 31 billion for UBS Group as of 31 March 2016.

Risk measures and performance
	31.3.16
CHF billion, as of or for the quarter ended	Wealth Management	Wealth Management Americas	Personal & Corporate Banking	Asset Management	Investment Bank	CC – Services	CC – Group ALM	CC – Non-core and Legacy Portfolio	Group
Risk-weighted assets (fully applied)¹	26.1	22.1	36.9	2.4	63.4	24.0	7.1	31.6	213.6
of which: credit risk	13.1	8.4	35.2	1.5	37.6	1.4	5.7	6.9	109.8
of which: market risk	0.0	1.0	0.0	0.0	8.7	(2.8)²	1.3	3.2	11.4
of which: operational risk	12.9	12.7	1.6	0.9	17.1	9.7	0.1	21.5	76.5
Leverage ratio denominator (fully applied)³	117.4	60.9	152.2	2.5	262.2	5.1	264.5	41.1	905.8
Risk-based capital⁴	1.4	1.2	2.4	0.2	5.7	13.4	3.2	3.1	30.6
Average tangible attributed equity⁵	2.8	1.9	4.1	0.2	7.7	18.4	4.2	2.3	41.6
Total assets	118.2	59.0	140.2	12.1	256.6	22.2	258.8	99.8	966.9
Operating profit / (loss) before tax (adjusted)⁶	0.6	0.2	0.4	0.1	0.4	(0.2)	0.0	(0.2)	1.4

	31.12.15
CHF billion, as of or for the quarter ended	Wealth Management	Wealth Management Americas	Personal & Corporate Banking	Asset Management	Investment Bank	CC – Services	CC – Group ALM	CC – Non-core and Legacy Portfolio	Group
Risk-weighted assets (fully applied)¹	25.3	21.9	34.6	2.6	62.9	23.6	6.0	30.7	207.5
of which: credit risk	12.6	8.5	32.9	1.7	35.5	1.3	5.0	6.9	104.4
of which: market risk	0.0	1.0	0.0	0.0	10.5	(2.9)²	0.9	2.6	12.1
of which: operational risk	12.6	12.4	1.6	0.9	16.8	9.5	0.1	21.1	75.1
Leverage ratio denominator (fully applied)³	119.0	62.9	153.8	2.7	268.0	4.8	240.2	46.2	897.6
Risk-based capital⁴	1.0	1.3	2.9	0.3	6.1	12.6	3.6	2.7	30.3
Average tangible attributed equity⁵	2.7	1.9	3.9	0.4	7.2	15.1	3.2	2.7	37.1
Total assets	119.9	61.0	141.2	12.9	253.5	22.6	237.5	94.4	942.8
Operating profit / (loss) before tax (adjusted)⁶	0.5	0.1	0.4	0.2	0.2	(0.3)	0.1	(0.3)	0.8

1 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRBs). Refer to the "Capital management" section of this report for more information.    2 Negative market risk numbers are due to the diversification effect allocated to CC – Services.    3 Calculated in accordance with Swiss SRB rules. Refer to the "Capital management" section of this report for more information.    4 Refer to "Statistical measures" in the "Risk management and control" section of our Annual Report 2015 for more information on risk-based capital.    5 Refer to the "Capital management" section of this report for more information on our equity attribution framework.    6 Adjusted results are non-GAAP financial measures as defined by SEC regulations.

Credit risk

Except where stated otherwise, the exposures detailed in this section are based on our internal management view of credit risk, which differs in certain respects from the measurement requirements of IFRS.

Banking products

Gross banking products exposures increased by CHF 7 billion to CHF 492 billion over the quarter, mainly driven by an increase in balances with central banks in Corporate Center – Group Asset and Liability Management (Group ALM), partly offset by a reduction in loan commitments in the Investment Bank.

Gross banking products exposures within Wealth Management decreased by CHF 2 billion to CHF 109 billion over the quarter.

In Wealth Management Americas, gross banking products exposure decreased by CHF 2 billion to CHF 50 billion as of 31 March 2016, due to the strengthening of the Swiss franc against the US dollar. In US dollars, gross banking products exposure increased slightly.

Our mortgage loan portfolio secured by residential and commercial real estate in Switzerland remained our largest loan portfolio. These mortgage loans, totaling CHF 138 billion as of 31 March 2016, mainly originated in Personal & Corporate Banking, but also included mortgage loans originated by Wealth Management. As of 31 March 2016, CHF 124 billion related to residential properties that the borrower was either occupying or renting out, and where there was full recourse to the borrower. Of this CHF 124 billion, approximately CHF 89 billion related to properties occupied by the borrower, with an average loan-to-value (LTV) ratio of 52% as of 31 March 2016 compared with 51% as of 31 December 2015. The average LTV for newly originated loans during the first quarter of 2016 for this portion increased to 62% from 61% in the fourth quarter of 2015. The remaining CHF 36 billion of the Swiss residential mortgage loan portfolio related to properties rented out by the borrower and the average LTV of this portfolio was 56% as of 31 March 2016, unchanged compared with 31 December 2015. The average LTV for newly originated Swiss residential mortgage loans was 58% compared with 57%.

Our Swiss corporate banking products portfolio, which totaled CHF 24.5 billion as of 31 March 2016 compared with CHF 24.4 billion as of 31 December 2015, consists of loans, guarantees and loan commitments to multinational and domestic counterparties. Although this portfolio is well diversified across industries, these Swiss counterparties are, in general, highly reliant on the domestic economy and the economies to which they export, in particular the EU and the US. In addition, the EUR / CHF exchange rate is an important risk factor for Swiss corporates. While credit loss expense for this portfolio remained low in the first quarter of 2016, given the reliance of the Swiss economy on exports, the continuing strength of the Swiss franc may have a negative effect on the Swiss economy, which could affect some of the counterparties within our domestic lending portfolio and lead to an increase in the level of credit loss expenses in future periods.

Gross banking products exposure in the Investment Bank decreased by CHF 3 billion to CHF 66 billion over the quarter, mainly due to a decrease in loan commitments.

In Corporate Center – Group ALM, banking products exposure increased by CHF 15 billion due to higher balances with central banks, reflecting higher surplus liquidity from increases in customer deposits combined with various debt issuances.

Risk management and control

Banking products exposure by business division and Corporate Center unit
	31.3.16
CHF million	Wealth Management	Wealth Management Americas	Personal & Corporate Banking	Asset Management	Investment Bank	CC – Services	CC – Group ALM	CC – Non-core and Legacy Portfolio	Group
Balances with central banks	1,744	0	0	0	146	0	102,739	0	104,629
Due from banks	1,163	1,860	1,735	380	10,205	606	3,105	34	19,087
Loans¹	102,434	46,832	135,041	3	15,583	11	6,728	103	306,736
Guarantees	2,252	799	7,708	0	5,333	10	0	83	16,185
Loan commitments	1,439	348	7,912	0	34,562	1	0	1,271	45,533
Banking products exposure²	109,032	49,839	152,396	383	65,828	628	112,572	1,490	492,169
Banking products exposure, net³	108,966	49,811	151,893	383	57,932	628	112,572	981	483,167

	31.12.15
CHF million	Wealth Management	Wealth Management Americas	Personal & Corporate Banking	Asset Management	Investment Bank	CC – Services	CC – Group ALM	CC – Non-core and Legacy Portfolio	Group
Balances with central banks	1,344	0	0	0	345	0	88,087	0	89,776
Due from banks	1,107	1,899	1,493	433	9,544	576	2,210	35	17,297
Loans¹	105,167	48,754	135,616	11	15,464	36	6,788	100	311,937
Guarantees	2,267	747	7,900	0	5,607	11	0	84	16,616
Loan commitments	1,270	279	8,463	0	37,867	0	0	1,472	49,352
Banking products exposure²	111,155	51,678	153,473	443	68,828	623	97,086	1,692	484,978
Banking products exposure, net³	111,065	51,650	152,943	443	61,207	623	97,086	1,180	476,196

1 Does not include reclassified securities and similar acquired securities held by CC – Non-core and Legacy Portfolio.    2 Excludes loans designated at fair value.    3 Net of allowances, provisions and hedges.

Wealth Management: loan portfolio, gross
	31.3.16		31.12.15
	CHF million	%	CHF million	%
Secured by residential property¹	32,068	31.3	34,004	32.3
Secured by commercial / industrial property¹	1,920	1.9	1,998	1.9
Secured by cash¹	15,106	14.7	11,859	11.3
Secured by securities¹	46,922	45.8	50,123	47.7
Secured by guarantees and other collateral	6,003	5.9	6,851	6.5
Unsecured loans	415	0.4	333	0.3
Total loans, gross	102,434	100.0	105,167	100.0
Total loans, net of allowances	102,369		105,078

1 Collateral arrangements generally incorporate a range of collateral, including cash, securities, property and other collateral. In the first quarter of 2016, we aligned our collateral allocation processes across business divisions with a risk-based approach which prioritizes collateral mainly according to its liquidity profile, resulting in an increase in loans secured by cash of CHF 1.9 billion and in loans secured by securities of CHF 0.3 billion, while loans secured by residential property decreased by CHF 2.1 billion and loans secured by commercial / industrial property decreased by CHF 0.1 billion.

Wealth Management Americas: loan portfolio, gross
	31.3.16		31.12.15
	CHF million	%	CHF million	%
Secured by residential property	8,349	17.8	8,378	17.2
Secured by commercial / industrial property	0	0.0	0	0.0
Secured by cash	1,051	2.2	1,020	2.1
Secured by securities¹	36,582	78.1	37,092	76.1
Secured by guarantees and other collateral¹	603	1.3	1,959	4.0
Unsecured loans	247	0.5	305	0.6
Total loans, gross	46,832	100.0	48,754	100.0
Total loans, net of allowances	46,804		48,726

1 Collateral arrangements generally incorporate a range of collateral, including cash, securities, property and other collateral. In the first quarter of 2016, we aligned our collateral allocation processes across business divisions with a risk-based approach which prioritizes collateral mainly according to its liquidity profile, resulting in an increase in loans secured by securities of CHF 1.2 billion, while loans secured by guarantees decreased by CHF 1.2 billion.

Personal & Corporate Banking: loan portfolio, gross
	31.3.16		31.12.15
	CHF million	%	CHF million	%
Secured by residential property¹	97,069	71.9	100,181	73.9
Secured by commercial / industrial property¹	18,848	14.0	19,641	14.5
Secured by cash¹	1,984	1.5	242	0.2
Secured by securities¹	1,658	1.2	693	0.5
Secured by guarantees and other collateral	6,207	4.6	6,607	4.9
Unsecured loans	9,275	6.9	8,252	6.1
Total loans, gross	135,041	100.0	135,616	100.0
Total loans, net of allowances	134,572		135,120

1 Collateral arrangements generally incorporate a range of collateral, including cash, securities, property and other collateral. In the first quarter of 2016, we aligned our collateral allocation processes across business divisions with a risk-based approach which prioritizes collateral mainly according to its liquidity profile, resulting in an increase in loans secured by cash of CHF 1.7 billion and in loans secured by securities of CHF 1.0 billion, while loans secured by residential property decreased by CHF 2.6 billion and loans secured by commercial / industrial property decreased by CHF 0.2 billion.

Investment Bank: banking products¹
CHF million	31.3.16	31.12.15
Total exposure, before deduction of allowances, provisions and hedges	56,961	60,628
Less: allowances, provisions	(69)	(59)
Less: credit protection bought (credit default swaps, notional)²	(7,815)	(7,555)
Net exposure after allowances, provisions and hedges	49,077	53,014

1 Internal risk view, excludes balances with central banks, internal risk adjustments and the vast majority of due from banks exposures.    2 The effects of portfolio hedges, such as index credit default swaps (CDSs), and of loss protection from the subordinated tranches of structured credit protection are not reflected in this table.

Investment Bank: distribution of net banking products exposure, across internal UBS ratings and loss given default (LGD) buckets
CHF million, except where indicated	31.3.16						31.12.15
		LGD buckets				Weighted average LGD (%)		Weighted average LGD (%)
Internal UBS rating¹	Exposure	0–25%	26–50%	51–75%	76–100%		Exposure
Investment grade	31,042	6,374	13,687	7,700	3,281	50	33,465	49
Sub-investment grade	18,035	12,818	4,065	539	614	19	19,548	22
of which: 6−9	11,675	9,056	1,762	446	410	18	13,365	20
of which: 10−12	5,914	3,415	2,211	93	194	22	5,949	27
of which: 13 and defaulted	447	346	91	0	9	14	234	14
Net banking products exposure, after application of credit hedges	49,077	19,192	17,752	8,239	3,894	39	53,014	39

1 The ratings of the major credit rating agencies, and their mapping to our internal rating scale, are shown in the "Internal UBS rating scale and mapping of external ratings" table in the "Risk, treasury and capital management" section of our Annual Report 2015.

Risk management and control

Allowances and provisions for credit losses
	IFRS exposure, gross¹		Impaired exposure, gross		Estimated liquidation proceeds of collateral²		Allowances and provisions for credit losses³		Impairment ratio (%)
CHF million, except where indicated	31.3.16	31.12.15	31.3.16	31.12.15	31.3.16	31.12.15	31.3.16	31.12.15	31.3.16	31.12.15

Group
Balances with central banks	104,629	89,776
Due from banks	13,554	11,951	1	1			3	3	0.0	0.0
Loans	305,528	312,643	1,237	1,225	170	163	655	689	0.4	0.4
Guarantees	15,627	16,019	243	256	9	4	31	32	1.6	1.6
Loan commitments	51,913	56,067	46	36	1		4	3	0.1	0.1
Total	491,251	486,456	1,527	1,518	181	168	694	727	0.3	0.3

Wealth Management
Balances with central banks	1,744	1,344
Due from banks	1,163	1,107
Loans	102,434	105,167	88	109	20	19	66	89	0.1	0.1
Guarantees	2,252	2,267					0	1
Loan commitments	1,439	1,270
Total	109,032	111,155	88	109	20	19	66	90	0.1	0.1

Wealth Management Americas
Balances with central banks	0	0
Due from banks	1,860	1,899
Loans	46,832	48,754	27	29			28	28	0.1	0.1
Guarantees	799	747
Loan commitments	348	279
Total	49,839	51,678	27	29	0	0	29	28	0.1	0.1

Personal & Corporate Banking
Balances with central banks	0	0
Due from banks	1,735	1,493	1	1			3	3	0.1	0.1
Loans	135,041	135,616	892	870	151	144	469	496	0.7	0.6
Guarantees	7,708	7,900	240	255	9	4	31	31	3.1	3.2
Loan commitments	7,912	8,463	32	20	1				0.4	0.2
Total	152,396	153,473	1,166	1,146	161	149	503	530	0.8	0.7

Asset Management
Balances with central banks	0	0
Due from banks	380	433
Loans	3	11
Guarantees	0	0
Loan commitments	0	0
Total	383	443	0	0	0	0	0	0		0.0

Investment Bank
Balances with central banks	146	345
Due from banks	4,655	4,177					0
Loans	11,539	13,088	201	202			77	62	1.7	1.5
Guarantees	4,732	4,958	3	1			0		0.1	0.0
Loan commitments	40,874	44,648	14	15			4	3	0.0	0.0
Total	61,945	67,217	217	219	0	0	82	65	0.4	0.3

Allowances and provisions for credit losses (continued)
	IFRS exposure, gross¹		Impaired exposure, gross		Estimated liquidation proceeds of collateral²		Allowances and provisions for credit losses³		Impairment ratio (%)
CHF million, except where indicated	31.3.16	31.12.15	31.3.16	31.12.15	31.3.16	31.12.15	31.3.16	31.12.15	31.3.16	31.12.15

CC – Services
Balances with central banks	0	0
Due from banks	606	576
Loans	11	36					0	0
Guarantees	10	11
Loan commitments	1	0
Total	628	623	0	0	0	0	0	0	0.0	0.0

CC – Group ALM
Balances with central banks	102,739	88,087
Due from banks	3,105	2,210
Loans	6,728	6,788
Guarantees	0	0
Loan commitments	0	0
Total	112,572	97,086	0	0	0	0	0	0	0.0	0.0

CC – Non-core and Legacy Portfolio
Balances with central banks	0	0
Due from banks	50	56					0
Loans	2,940	3,183	30	15			15	14	1.0	0.5
Guarantees	126	137
Loan commitments	1,339	1,406
Total	4,455	4,782	30	15	0	0	15	14	0.7	0.3

1 The measurement requirements of IFRS differ in certain respects from our internal management view of credit risk.    2 Does not include oil and gas reserves related to reserve-based lending.    3 Includes CHF 11 million (31 December 2015: CHF 6 million) in collective loan loss allowances for credit losses.

Risk management and control

Traded products

Traded products include over-the-counter (OTC) derivative exposures, as well as securities financing transactions (SFTs) and exchange-traded derivative (ETD) exposures. Credit risk arising from traded products, after the effects of master netting agreements, but excluding credit valuation adjustments and hedges, increased by CHF 2 billion to CHF 47 billion as of 31 March 2016. OTC derivatives accounted for CHF 25 billion, exposures from SFTs were CHF 14 billion, and ETD exposures amounted to CHF 7 billion.

The majority of the traded products exposures, totaling CHF 37 billion, were within the Investment Bank, Non-Core and Legacy Portfolio and Group ALM. Of this, CHF 0.1 billion was related to counterparties in the energy sector, predominantly rated investment grade. As counterparty risk for traded products is managed at counterparty level, no further split between exposures in the Investment Bank and those in Non-core and Legacy Portfolio and Group ALM is provided. The traded products exposure includes OTC derivative exposures of CHF 18 billion in the Investment Bank and Non-core and Legacy Portfolio, an increase of CHF 2 billion from the prior quarter, primarily to investment grade banks and clearing houses. The SFT exposures, which arise mainly within the Investment Bank and Group ALM, amounted to CHF 14 billion and the ETD exposures were CHF 5 billion.

Investment Bank, Non-core and Legacy Portfolio and Group ALM: traded products exposure
CHF million	OTC derivatives¹	SFT	ETD	Total	Total
	31.3.16				31.12.15
Total exposure, before deduction of credit valuation adjustments and hedges	17,579	14,051	5,219	36,848	35,258
Less: credit valuation adjustments and allowances	(460)	0	0	(460)	(470)
Less: credit protection bought (credit default swaps, notional)	(864)	0	0	(864)	(1,076)
Net exposure after credit valuation adjustments, allowances and hedges	16,255	14,051	5,219	35,524	33,712
1 Net replacement value includes the effect of netting agreements (including cash collateral) in accordance with Swiss federal banking law.

Investment Bank, Non-Core and Legacy Portfolio and Group ALM: distribution of net OTC derivatives and SFT exposure across internal UBS ratings and loss given default (LGD) buckets
CHF million, except where indicated		31.3.16					31.12.15
		LGD buckets				Weighted average LGD (%)		Weighted average LGD (%)
Internal UBS rating¹	Exposure	0–25%	26–50%	51–75%	76–100%		Exposure
Net OTC derivatives exposure
Investment grade	15,464	4,050	10,519	475	420	31	13,176	30
Sub-investment grade	790	438	241	15	96	38	779	36
of which: 6−9	327	44	175	14	94	55	343	48
of which: 10−12	113	54	57	1	0	27	92	30
of which: 13 and defaulted	350	340	9	0	2	25	344	26
Total net OTC exposure, after credit valuation adjustments and hedges	16,255	4,488	10,760	490	517	31	13,955	31

Net SFT exposure
Investment grade	13,882	7,532	5,486	238	626	27	13,531	27
Sub-investment grade	169	8	17	17	126	86	126	89
Total net SFT exposure	14,051	7,540	5,503	255	753	28	13,657	28

1 The ratings of the major credit rating agencies, and their mapping to our internal rating scale, are shown in the “Internal UBS rating scale and mapping of external ratings“ table in the “Risk, treasury and capital management“ section of our Annual Report 2015.

Market risk

The tables on the next page show minimum, maximum, average and period-end management value-at-risk (VaR) by business division and Corporate Center and by general market risk type. This is followed by similar statistics for regulatory VaR, stressed VaR, incremental risk charge (IRC) and the comprehensive risk measure (CRM) metrics used to calculate market risk RWA.

Market risk, measured as 1-day, 95% confidence level management VaR, continues to be managed at low levels.

Regulatory VaR and stressed VaR exhibit a similar pattern to management VaR, with variability reflected in the maximum levels reported being more pronounced due to the 10-day holding period used.

During the first quarter, we made a structural change to our VaR model to consistently capture residual risk of equity- and credit-related risk factors. The change had a pronounced impact on VaR for our portfolios containing non-linear equity derivatives, resulting in a material reduction in the regulatory VaR and stressed VaR measures.

There were four new Group VaR negative backtesting exceptions during the first quarter of 2016. This brought the total number of negative exceptions within a 250-business-day window to eight, increasing the FINMA VaR multiplier for the market risk RWA calculation from 3.0 to 3.75. We have investigated the cause of each of the backtesting exceptions and identified several factors which contributed to the increase in the number of occurrences. In particular, with market risk being managed at such low levels of VaR, the impact of these factors on the backtesting results became relatively more significant, contributing to the higher frequency of exceptions.

–   The recent increase in market volatility relative to the volatility in the historical 5-year time series led to daily profit and loss on some risks exceeding that predicted by the VaR model. A key contributor to this was structural basis risk exposure between the onshore (CNY) and offshore (CNH) Chinese yuan currencies resulting from our Qualified Foreign Institutional Investor (QFII) business. We have been actively reducing this QFII-related exposure since the fourth quarter of 2015. An additional contributor to the exceptions was the impact of oil price volatility on put options taken out to hedge oil- and gas-related banking book lending in the Investment Bank.

–   Adjustments to trading revenues arising from non-daily marking or valuation processes can result in the recognition of profits and losses disconnected from the previous day’s backtesting VaR. We have ongoing initiatives to reduce such adjustments.

–   Profit and loss on risks accounted for in the capital underpinning of risks-not-in-VaR (RniV) is captured in the backtesting revenue even though the risks are not covered by the VaR model.

Given the factors outlined above, combined with a review of the VaR model to confirm that it is performing consistent with its design and expectations considering the current risk profile and the market behavior, we do not believe that the recent increase in the number of negative backtesting exceptions indicates a deficiency in our VaR model.

→   Refer to “Market risk” in the “Risk, treasury and capital management” section of our Annual Report 2015 for more information on market risk measures and the derivation of market risk RWA from the results of the models

Interest rate risk in the banking book

As of 31 March 2016, the interest rate sensitivity to a +1 basis point parallel shift in yield curves was negative CHF 1.7 million compared with negative CHF 4.1 million as of 31 December 2015. The CHF 2.4 million reduction was driven by a revised client rate model for the non-maturity deposits in Wealth Management Americas, which was enhanced to represent more accurately the relationship between historical market rates and the client rates.

→   Refer to “Interest rate risk in the banking book” in the “Risk, treasury and capital management” section of our Annual Report 2015 for more information

Risk management and control

Management value-at-risk (1-day, 95% confidence, 5 years of historical data) by business division and Corporate Center unit and general market risk type¹
	For the quarter ended 31.3.16
CHF million					Equity	Interest rates	Credit spreads	Foreign exchange	Commod- ities
	Min.				3	9	3	3	1
		Max.			10	12	5	5	2
			Average		6	10	4	4	1
				31.3.16	4	11	3	3	2
Total management VaR, Group	9	16	12	10	Average (per business division and risk type)
Wealth Management	0	0	0	0	0	0	0	0	0
Wealth Management Americas	0	1	0	0	0	1	1	0	0
Personal & Corporate Banking	0	0	0	0	0	0	0	0	0
Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	7	14	10	9	6	8	3	4	1
CC – Services	0	0	0	0	0	0	0	0	0
CC – Group ALM	5	8	7	7	0	6	0	1	0
CC – Non-core and Legacy Portfolio	4	5	5	4	0	4	3	1	0
Diversification effect²˒³			(10)	(10)	0	(9)	(3)	(1)	0

	For the quarter ended 31.12.15
CHF million					Equity	Interest rates	Credit spreads	Foreign exchange	Commod- ities
	Min.				6	8	4	3	0
		Max.			10	11	7	11	4
			Average		8	9	6	6	1
				31.12.15	7	9	4	3	1
Total management VaR, Group	12	18	15	13	Average (per business division and risk type)
Wealth Management	0	0	0	0	0	0	0	0	0
Wealth Management Americas	0	1	1	0	0	1	1	0	0
Personal & Corporate Banking	0	0	0	0	0	0	0	0	0
Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	9	16	12	10	8	7	3	6	1
CC – Services	0	0	0	0	0	0	0	0	0
CC – Group ALM	5	7	6	6	0	6	0	1	0
CC – Non-core and Legacy Portfolio	5	9	6	5	0	4	5	1	0
Diversification effect²˒³			(11)	(9)	0	(9)	(3)	(1)	0

1 Statistics at individual levels may not be summed to deduce the corresponding aggregate figures. The minima and maxima for each level may occur on different days, and likewise, the VaR for each business line or risk type, being driven by the extreme loss tail of the corresponding distribution of simulated profits and losses for that business line or risk type, may well be driven by different days in the historical time series, rendering invalid the simple summation of figures to arrive at the aggregate total.    2 Difference between the sum of the standalone VaR for the business divisions and Corporate Center units and the VaR for the Group as a whole.    3 As the minimum and maximum occur on different days for different business divisions and Corporate Center units, it is not meaningful to calculate a portfolio diversification effect.

Regulatory value-at-risk (10-day, 99% confidence, 5 years of historical data) by business division and Corporate Center unit and general market risk type¹
	For the quarter ended 31.3.16
CHF million					Equity	Interest rates	Credit spreads	Foreign exchange	Commod- ities
	Min.				2	15	12	8	3
		Max.			35	33	25	26	8
			Average		18	21	17	15	5
				31.3.16	7	26	12	12	6
Total regulatory VaR, Group	6	51	25	12	Average (per business division and risk type)
Wealth Management	0	0	0	0	0	0	0	0	0
Wealth Management Americas	3	6	4	4	0	5	4	0	0
Personal & Corporate Banking	0	0	0	0	0	0	0	0	0
Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	7	49	24	12	18	20	15	15	5
CC – Services	0	0	0	0	0	0	0	0	0
CC – Group ALM	1	30	5	2	0	1	1	4	0
CC – Non-core and Legacy Portfolio	7	14	11	9	0	10	3	2	5
Diversification effect²˒³			(20)	(15)	0	(15)	(5)	(7)	(5)

	For the quarter ended 31.12.15
CHF million					Equity	Interest rates	Credit spreads	Foreign exchange	Commod- ities
	Min.				26	14	14	11	4
		Max.			48	32	37	69	19
			Average		33	19	21	27	9
				31.12.15	27	16	14	20	6
Total regulatory VaR, Group	31	77	42	32	Average (per business division and risk type)
Wealth Management	0	0	0	0	0	0	0	0	0
Wealth Management Americas	4	6	5	4	0	5	5	0	0
Personal & Corporate Banking	0	0	0	0	0	0	0	0	0
Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	32	65	43	33	33	23	15	26	8
CC – Services	0	0	0	0	0	0	0	0	0
CC – Group ALM	1	39	4	2	0	1	1	4	0
CC – Non-core and Legacy Portfolio	8	27	13	10	0	9	10	2	5
Diversification effect²˒³			(23)	(16)	0	(20)	(9)	(5)	(4)

1 Statistics at individual levels may not be summed to deduce the corresponding aggregate figures. The minima and maxima for each level may occur on different days, and likewise, the VaR for each business line or risk type, being driven by the extreme loss tail of the corresponding distribution of simulated profits and losses for that business line or risk type, may well be driven by different days in the historical time series, rendering invalid the simple summation of figures to arrive at the aggregate total.    2 Difference between the sum of the standalone VaR for the business divisions and Corporate Center units and the VaR for the Group as a whole.    3 As the minimum and maximum occur on different days for different business divisions and Corporate Center units, it is not meaningful to calculate a portfolio diversification effect.

Risk management and control

Stressed value-at-risk (10-day, 99% confidence, historical data from 1 January 2007 to present) by business division and Corporate Center unit and general market risk type¹
	For the quarter ended 31.3.16
CHF million					Equity	Interest rates	Credit spreads	Foreign exchange	Commod- ities
	Min.				8	14	10	7	3
		Max.			75	86	80	77	13
			Average		32	43	39	33	7
				31.3.16	25	30	12	25	4
Total stressed VaR, Group	19	140	54	19	Average (per business division and risk type)
Wealth Management	0	0	0	0	0	0	0	0	0
Wealth Management Americas	2	13	6	2	0	7	9	0	0
Personal & Corporate Banking	0	0	0	0	0	0	0	0	0
Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	16	150	55	24	32	45	33	35	6
CC – Services	0	0	0	0	0	0	0	0	0
CC – Group ALM	1	35	7	2	0	2	2	6	0
CC – Non-core and Legacy Portfolio	10	35	18	12	0	18	7	3	6
Diversification effect²˒³			(33)	(21)	0	(28)	(11)	(10)	(5)

	For the quarter ended 31.12.15
CHF million					Equity	Interest rates	Credit spreads	Foreign exchange	Commod- ities
	Min.				55	29	48	19	7
		Max.			91	103	91	132	50
			Average		66	48	69	53	23
				31.12.15	57	56	48	31	16
Total stressed VaR, Group	58	152	79	58	Average (per business division and risk type)
Wealth Management	0	0	0	0	0	0	0	0	0
Wealth Management Americas	9	15	11	10	0	9	16	0	0
Personal & Corporate Banking	0	0	0	0	0	0	0	0	0
Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	62	135	82	63	66	57	49	55	20
CC – Services	0	0	0	0	0	0	0	0	0
CC – Group ALM	5	75	10	8	0	5	4	6	0
CC – Non-core and Legacy Portfolio	15	39	23	20	0	20	14	4	8
Diversification effect²˒³			(47)	(41)	0	(42)	(14)	(12)	(6)

1 Statistics at individual levels may not be summed to deduce the corresponding aggregate figures. The minima and maxima for each level may occur on different days, and likewise, the VaR for each business line or risk type, being driven by the extreme loss tail of the corresponding distribution of simulated profits and losses for that business line or risk type, may well be driven by different days in the historical time series, rendering invalid the simple summation of figures to arrive at the aggregate total.    2 Difference between the sum of the standalone VaR for the business divisions and Corporate Center units and the VaR for the Group as a whole.    3 As the minimum and maximum occur on different days for different business divisions and Corporate Center units, it is not meaningful to calculate a portfolio diversification effect.

Incremental risk charge by business division and Corporate Center unit
	For the quarter ended 31.3.16				For the quarter ended 31.12.15
CHF million	Min.	Max.	Average	31.3.16	Min.	Max.	Average	31.12.15
Wealth Management
Wealth Management Americas	31	40	35	32	30	67	42	30
Personal & Corporate Banking
Asset Management
Investment Bank	112	184	160	112	133	197	166	197
CC – Services
CC – Group ALM	59	89	71	73	53	73	65	60
CC – Non-core and Legacy Portfolio	26	34	30	26	15	44	26	27
Diversification effect¹˒²			(100)	(91)			(99)	(95)
Total incremental risk charge, Group	151	223	196	151	159	224	200	219

1 Difference between the sum of the standalone IRC for the business divisions and IRC for the Group as a whole.    2 As the minimum and maximum occur on different days for different business divisions and Corporate Center units, it is not meaningful to calculate a portfolio diversification effect.

Comprehensive risk measure
	For the quarter ended 31.3.16				For the quarter ended 31.12.15
CHF million	Min.	Max.	Average	31.3.16	Min.	Max.	Average	31.12.15
Total comprehensive risk measure, Group	4	11	7	5	4	9	7	5

Interest rate sensitivity – banking book¹˒²
	31.3.16
CHF million	–200 bps	–100 bps	+1 bp	+100 bps	+200 bps
CHF	(5.9)	(5.9)	0.3	32.2	64.1
EUR	(115.2)	(115.2)	(0.3)	(24.8)	(44.7)
GBP	(213.4)	(126.6)	0.1	0.1	(13.9)
USD	550.2	386.6	(1.9)	(176.0)	(363.7)
Other	(6.3)	(8.3)	0.0	4.7	9.6
Total effect on interest rate-sensitive banking book positions	209.5	130.7	(1.7)	(163.8)	(348.6)
of which: Wealth Management Americas	523.0	305.7	(1.3)	(126.8)	(272.5)
of which: Investment Bank	43.8	33.7	(0.4)	(38.1)	(75.6)
of which: CC – Group ALM	(354.2)	(209.1)	0.1	14.3	27.5
of which: CC – Non-core and Legacy Portfolio	(3.9)	(0.4)	(0.1)	(8.8)	(19.3)

	31.12.15
CHF million	–200 bps	–100 bps	+1 bp	+100 bps	+200 bps
CHF	(33.9)	(33.9)	(0.2)	(15.5)	(29.1)
EUR	27.0	26.2	(0.3)	(29.7)	(55.5)
GBP	(165.5)	(42.4)	0.1	(0.8)	(15.6)
USD	838.7	438.8	(3.8)	(380.4)	(763.4)
Other	(1.2)	(2.1)	0.1	8.2	16.5
Total effect on interest rate-sensitive banking book positions	665.0	386.5	(4.1)	(418.3)	(847.0)
of which: Wealth Management Americas	806.5	440.1	(3.7)	(365.3)	(732.5)
of which: Investment Bank	28.9	18.0	(0.2)	(18.9)	(39.7)
of which: CC – Group ALM	(168.6)	(73.6)	(0.2)	(19.2)	(43.7)
of which: CC – Non-core and Legacy Portfolio	(2.8)	1.2	(0.1)	(9.6)	(20.5)

1 Does not include interest rate sensitivities for credit valuation adjustments on monoline credit protection, US and non-US reference-linked notes.     2 In the prevailing negative interest rate environment for the Swiss franc in particular, and to a lesser extent for the euro, interest rates for Wealth Management and Personal & Corporate Banking client transactions are generally being floored at non-negative levels. Accordingly, for the purposes of this disclosure table, downward moves of 100 / 200 basis points are floored to ensure that the resulting shocked interest rates do not turn negative. The flooring results in non-linear sensitivity behavior.

Risk management and control

Country risk

Concerns about global growth continued to develop during the quarter and China's slowing economy remains a potential source of weakness for growth prospects in other emerging markets. The continued strength of the US dollar combined with weak commodity prices also continued to affect emerging markets. Some countries, such as Brazil, are also struggling with growing political and governance pressures, which limit their ability to undertake fiscal and structural reforms.

As disclosed in our Annual Report 2015, with the exception of China, our exposure to emerging markets countries is generally well-diversified, and we are comfortable with our direct exposure to China.

Peripheral European countries, particularly Greece, continue to cause concerns, in the context of a weak EU economic recovery and the migration crisis. In the first quarter of 2016, our direct exposure to peripheral European countries remained limited and our direct exposure to Greece was minimal at CHF 7 million. In Europe, we also continue to closely monitor developments connected to the UK's referendum on EU membership.

We remain watchful of developments in Ukraine, including the potential effects of economic sanctions against Russian persons and entities. There was no material change in our risk profile in Russia over the first quarter, with our direct net exposure totaling CHF 0.6 billion as of 31 March 2016, approximately half of which was related to margin loans to Russian borrowers that were secured by global depository receipts issued on Russian companies.

Exposures to selected eurozone countries

The table “Exposures to selected eurozone countries” provides an overview of our exposures to eurozone countries rated lower than AAA / Aaa by at least one of the major rating agencies as of 31 March 2016.

→   Refer to “Country risk” in the “Risk, treasury and capital management” section of our Annual Report 2015 for information on our country risk framework and related exposure measures

Exposures to selected eurozone countries
CHF million	Total		Banking products (loans, guarantees, loan commitments)			Traded products (counterparty risk from derivatives and securities financing) after master netting agreements and net of collateral		Trading inventory (securities and potential benefits / remaining exposure from derivatives)
31.3.16		Net of hedges¹	Exposure before hedges	Net of hedges¹	of which: unfunded	Exposure before hedges	Net of hedges	Net long per issuer
Netherlands	6,659	6,009	1,451	983	225	1,055	872	4,154
Sovereign, agencies and central bank	3,979	3,979	7	7		20	20	3,952
Local governments
Banks	522	522	39	39		400	400	83
Other²	2,158	1,508	1,405	937		635	452	118
France	5,646	5,207	1,215	898	395	1,573	1,452	2,857
Sovereign, agencies and central bank	2,987	2,866	14	14		228	107	2,745
Local governments	11	11				11	11
Banks	653	653	98	98		514	514	41
Other²	1,994	1,677	1,103	785		821	821	71
Spain	1,286	1,019	660	392	300	47	47	579
Sovereign, agencies and central bank	1	1	1	1				1
Local governments	0	0						0
Banks	107	107	33	33		20	20	54
Other²	1,178	910	626	359		27	27	525
Italy	1,495	1,004	1,145	714	518	278	216	73
Sovereign, agencies and central bank	76	14				61	0	14
Local governments	94	94				92	92	2
Banks	276	276	208	208		50	50	18
Other²	1,050	620	937	506		74	74	39
Ireland³	775	775	92	92	24	613	613	70
Sovereign, agencies and central bank
Local governments
Banks	93	93	59	59		24	24	10
Other²	682	682	33	33		589	589	60

Exposures to selected eurozone countries (continued)
CHF million	Total		Banking products (loans, guarantees, loan commitments)			Traded products (counterparty risk from derivatives and securities financing) after master netting agreements and net of collateral		Trading inventory (securities and potential benefits / remaining exposure from derivatives)
31.3.16		Net of hedges¹	Exposure before hedges	Net of hedges¹	of which: unfunded	Exposure before hedges	Net of hedges	Net long per issuer
Finland	654	622	107	74	2	35	35	512
Sovereign, agencies and central bank	276	276						276
Local governments	1	1				0	0	0
Banks	257	257	18	18		7	7	233
Other²	120	88	89	56		28	28	3
Austria	560	435	36	36	18	145	21	379
Sovereign, agencies and central bank	468	343				125	1	342
Local governments	0	0						0
Banks	72	72	20	20		17	17	35
Other²	21	21	16	16		3	3	2
Belgium	392	392	202	202	7	124	124	67
Sovereign, agencies and central bank	87	87				40	40	47
Local governments	12	12						12
Banks	186	186	181	181		3	3	2
Other²	108	108	20	20		81	81	6
Portugal	144	79	124	58	57	1	1	20
Sovereign, agencies and central bank
Local governments	0	0						0
Banks	16	16	14	14		0	0	2
Other²	127	62	109	44		1	1	17
Greece	7	7	7	7	0	0	0	0
Sovereign, agencies and central bank	0	0						0
Local governments
Banks	7	7	7	7		0	0
Other²	0	0	0	0				0
Other⁴	120	120	98	98	13	7	7	15

1 Not deducted from the "Net of hedges" exposures are total allowances and provisions for credit losses of CHF 51 million (of which: Malta CHF 37 million, Ireland CHF 6 million and France CHF 5 million).    2 Includes corporates, insurance companies and funds.    3 The majority of the Ireland exposure relates to funds and foreign bank subsidiaries.    4 Represents aggregate exposures to Andorra, Cyprus, Estonia, Latvia, Lithuania, Malta, Monaco, Montenegro, San Marino, Slovakia and Slovenia.

Exposure from single-name credit default swaps referencing Greece, Italy, Ireland, Portugal or Spain (GIIPS)
	Protection bought						Protection sold		Net position (after application of counterparty master netting agreements)
CHF million			of which: counterparty domiciled in GIIPS country		of which: counterparty domicile is the same as the reference entity domicile
31.3.16	Notional	RV	Notional	RV	Notional	RV	Notional	RV	Buy notional	Sell notional	PRV	NRV
Greece	80	(1)	0	0	0	0	(144)	(1)	0	(64)	2	(3)
Italy	14,662	174	42	0	31	0	(14,261)	(267)	2,255	(1,854)	77	(171)
Ireland	876	(18)	11	0	0	0	(865)	23	412	(401)	10	(5)
Portugal	668	(4)	0	0	0	0	(690)	(1)	218	(240)	12	(16)
Spain	2,507	(49)	58	(1)	10	0	(2,293)	34	971	(758)	25	(40)
Total	18,792	101	110	(1)	40	0	(18,253)	(212)	3,857	(3,318)	125	(236)

Risk management and control

Operational risk

Following the global implementation of our monitoring and surveillance capabilities over the past two years, the focus in the first quarter of 2016 was to further enhance our surveillance alert systems to be more efficient and effective at detecting breaches and suspicious patterns of activity. Additionally, we further refined the review, reporting and escalation processes to support the business in identifying and detecting improper client, business and employee practices in a timely fashion. Throughout 2016, we will further enhance geographical and business coverage and our analytical capabilities.

We have advanced our conduct risk framework through reporting and thematic reviews to better assess emerging conduct risk, including conflicts of interest, market conduct and suitability risks, to prevent the firm's conduct from unfairly affecting clients or markets.

Operational resilience also remained central to the Compliance and Operational Risk Control strategy as we continued to enhance our defenses against evolving cyber threats and vendor risk, while maintaining oversight of internal change risk.

The operational risk capital advanced measurement approach (AMA), model design, methodology and calibration have been subject to an in-depth cyclical review which commenced in the fourth quarter of 2014 and was completed in the first quarter of 2016. The upgraded model introduces a litigation-specific stress component and incorporates changes to the model structure, initial model calibration, the assessment of the business environment and internal control factors, model diversification, and the approach for combining internal and external loss history. FINMA has approved the use of the upgraded Group AMA model for regulatory capital calculations commencing on 31 March 2016. As a result of the model development, FINMA agreed to the removal of the incremental operational risk RWA, such that all operational risk-related regulatory capital requirements are now calculated in the model, resulting in an increase of operational risk RWA to CHF 76.5 billion as of 31 March 2016 from CHF 75.1 billion as of 31 December 2015. The percentages of capital allocation to the business divisions for the first quarter of 2016 remained the same as in the fourth quarter of 2015, resulting in slight increases for all business divisions.

→   Refer to the “Capital management” section of this report for more information on the development of operational risk RWA during the first quarter of 2016

Balance sheet

As of 31 March 2016, our balance sheet assets stood at CHF 967 billion, an increase of CHF 24 billion from 31 December 2015. Positive replacement values increased by CHF 13 billion, primarily within the Investment Bank. Funded assets, which represent total assets excluding positive replacement values and collateral delivered against over-the-counter derivatives, increased by CHF 8 billion to CHF 764 billion. Excluding currency effects, funded assets increased by CHF 24 billion, mainly reflecting increases in cash balances with central banks and collateral trading assets.

Assets

Product category view

Cash and balances with central banks increased by CHF 14 billion, resulting from increases in customer deposits combined with various debt issuances, and largely reflecting a strengthening of our liquidity position in anticipation of requirements applicable to our US intermediate holding company from July 2016.

Positive replacement values (PRV) increased by CHF 13 billion, primarily resulting from an CHF 8 billion increase in the Investment Bank, mainly related to foreign exchange contracts and interest rate contracts, mainly due to currency movements and shifts in yield curves, respectively. PRV within Corporate Center – Non-core and Legacy Portfolio increased by CHF 5 billion, reflecting fair value increases that resulted from interest rate movements, partly offset by trade terminations and maturities.

Collateral trading assets, which consist of reverse repurchase agreements and cash collateral on securities borrowed, increased by CHF 13 billion, primarily in the Investment Bank, resulting from client-driven increases and an increase in externally sourced collateral required to service client transactions due to a lower volume of available trading portfolio assets, as described below. Financial assets designated at fair value, available for sale and held to maturity increased by CHF 6 billion on a combined basis, mainly due to increases in high-quality liquid assets. Other assets increased by CHF 2 billion, primarily due to an increase in cash collateral receivables on derivative instruments corresponding to the increase in replacement values.

These increases were partly offset by a CHF 19 billion decrease in trading portfolio assets, mainly in the Equities business within the Investment Bank, reflecting client-driven and active reductions, including a reduction in trading portfolio assets held for hedging purposes. Lending assets decreased by CHF 5 billion, primarily reflecting lower Lombard lending in Wealth Management and currency effects.

→   Refer to the “Balance sheet” and Notes 10 through 13 in the “Consolidated financial statements” section of this report for more information

Balance sheet

Total assets and funded assets
	31.3.16					31.12.15
CHF billion	Investment Bank	CC – Group ALM	CC – Non-core and Legacy Portfolio	Other	UBS	Investment Bank	CC – Group ALM	CC – Non-core and Legacy Portfolio	Other	UBS
Total assets	256.6	258.8	99.8	351.7	966.9	253.5	237.5	94.4	357.4	942.8
Less: positive replacement values	(91.7)	0.0	(83.5)	(5.3)	(180.5)	(83.4)	(0.1)	(78.5)	(5.4)	(167.4)
Less: collateral delivered against OTC derivatives¹	(12.4)	(0.5)	(9.9)	0.0	(22.7)	(10.2)	(0.1)	(8.9)	0.0	(19.2)
Funded assets	152.5	258.4	6.4	346.4	763.7	159.9	237.3	7.0	352.0	756.2
1 Mainly consists of cash collateral receivables on derivative instruments and reverse repurchase agreements.

Divisional view

Corporate Center – Group Asset and Liability Management (Group ALM) total assets increased by CHF 21 billion to CHF 259 billion as of 31 March 2016, mainly reflecting the aforementioned increases in cash and balances with central banks, as well as higher other high-quality liquid assets in the form of financial assets designated at fair value, available for sale and held to maturity.

Investment Bank total assets increased by CHF 3 billion to CHF 257 billion as of 31 March 2016, primarily due to the aforementioned increase in PRV. Funded assets decreased by CHF 7 billion to CHF 153 billion, mainly resulting from reductions in our Equities business, primarily reflecting the aforementioned decline in trading portfolio assets, as well as currency effects, partly offset by an increase in collateral trading assets.

Corporate Center – Non-core and Legacy Portfolio total assets increased by CHF 5 billion to CHF 100 billion as of 31 March 2016, primarily due to the aforementioned increase in PRV. Funded assets were largely unchanged at CHF 6 billion.

Wealth Management, Wealth Management Americas, Personal & Corporate Banking, Asset Management and Corporate Center – Services total assets were broadly unchanged at CHF 118 billion, CHF 59 billion, CHF 140 billion, CHF 12 billion and CHF 22 billion, respectively.

Liabilities

Total liabilities increased by CHF 25 billion to CHF 910 billion as of 31 March 2016. Negative replacement values increased by CHF 17 billion, broadly in line with the aforementioned increases in PRV. Customer deposits increased by CHF 11 billion, and increased by approximately CHF 19 billion excluding currency effects, mainly in Wealth Management and primarily reflecting net new money during the quarter. Short-term borrowings, which include short-term debt issued and interbank borrowing, increased by CHF 8 billion, primarily reflecting net issuances of both certificates of deposit and commercial paper.

These increases were offset by a CHF 6 billion reduction in long-term debt issued, which consists of financial liabilities designated at fair value and long-term debt held at amortized cost, primarily due to lower financial liabilities designated at fair value. Long-term debt held at amortized cost was broadly unchanged, as issuances of senior unsecured debt that will contribute to our total loss-absorbing capacity (TLAC) and additional tier 1 perpetual capital were mostly offset by the maturity of a covered bond and a senior unsecured bond, and currency effects. Collateral trading liabilities decreased by CHF 5 billion, mainly as a result of client-driven activity in the Investment Bank. Other liabilities were broadly unchanged.

→   Refer to the “Liquidity and funding management” section of this report for more information

→   Refer to the “Balance sheet” and Notes 10 through 16 in the “Consolidated financial statements” section of this report for more information

Equity

Equity attributable to UBS Group AG shareholders decreased by CHF 468 million to CHF 54,845 million.

Total comprehensive income attributable to UBS Group AG shareholders was CHF 399 million, reflecting the net profit attributable to UBS Group AG shareholders of CHF 707 million, partly offset by negative other comprehensive income (OCI) attributable to UBS Group AG shareholders of CHF 308 million. First-quarter OCI included foreign currency translation losses of CHF 825 million and net losses on defined benefit plans of CHF 179 million, partly offset by positive OCI related to cash flow hedges and financial assets available for sale of CHF 513 million and CHF 131 million, respectively. Own credit on financial liabilities designated at fair value resulted in an OCI gain of CHF 52 million.

Employee share-based compensation decreased share premium by CHF 428 million, mainly due to the settlement of deferred equity compensation awards during the quarter.

Net treasury share activity reduced equity attributable to UBS Group AG shareholders by CHF 444 million, mainly reflecting the net acquisition of treasury shares related to employee share-based compensation awards.

→   Refer to the “Recent developments” section of this report for more information on own credit

→   Refer to the “Statement of changes in equity” in the “Consolidated financial statements” section and to “Total comprehensive income attributable to UBS Group AG shareholders: 1Q16 vs 4Q15” in the “Group performance” section of this report for more information

Intra-quarter balances

Balance sheet positions disclosed in this section represent quarter-end positions. Intra-quarter balance sheet positions fluctuate in the ordinary course of business and may differ from quarter-end positions.

Liquidity and funding management

Liquidity and funding management

Our liquidity and funding position remained strong during the first quarter of 2016, with an increase in the three-month average liquidity coverage ratio to 134% from 124%, largely in anticipation of requirements applicable to our US intermediate holding company from July 2016. Our pro forma net stable funding ratio increased to 112% from 105%. We issued the equivalent of CHF 1.4 billion of US dollar-denominated high-trigger additional tier 1 perpetual capital notes and the equivalent of CHF 1.3 billion of Swiss franc- and euro-denominated senior unsecured debt that will contribute to our total loss-absorbing capacity.

Liquidity

Regulatory framework

The LCR measures the short-term resilience of a bank’s liquidity profile by comparing whether sufficient HQLA are available to survive the expected net cash outflows from a significant liquidity stress scenario, as defined by the relevant regulator.

The Basel Committee on Banking Supervision (BCBS) standards require an LCR of at least 100% by 2019, with a phase-in period starting from 2015. UBS, as a Swiss systemically relevant bank, is required to maintain a total LCR of at least 100%, as well as a Swiss franc-denominated LCR of at least 100%. In addition, both UBS AG and UBS Switzerland AG are subject to minimum LCR requirements on a standalone basis.

Consistent with BCBS standards, in a period of financial stress, the Swiss Financial Market Supervisory Authority (FINMA) may allow banks to use their HQLA and let their LCR temporarily fall below the minimum threshold of 100%.

High-quality liquid assets

HQLA are low-risk unencumbered assets under the control of the Group Treasurer that are easily and immediately convertible into cash at little or no loss of value, to meet liquidity needs in a 30-calendar-day liquidity stress scenario. Our HQLA consists primarily of assets that qualify as Level 1 in the LCR framework, including cash and balances with central banks and government bonds.

Group HQLA include amounts held by UBS Group subsidiaries and branches of UBS AG that are available to meet funding and collateral needs in certain jurisdictions, but are not readily available for use by the Group as a whole. This may be as a result of local regulatory requirements, including LCR requirements and large exposure limitations. Funds that are effectively restricted are excluded from the calculation of HQLA.

Liquidity coverage ratio

In the first quarter of 2016, our three-month average total LCR increased 10 percentage points to 134% driven by a CHF 7 billion increase in our HQLA and a CHF 7 billion decrease in the expected net cash outflows.

The total weighted liquidity value of HQLA increased by CHF 7 billion, largely due to a strengthening of our liquidity position in anticipation of requirements applicable to our US intermediate holding company from July 2016.

Expected net cash outflows decreased by CHF 7 billion, mainly related to a decrease in expected outflows from unsecured and secured wholesale funding and committed credit and liquidity facilities, partly offset by an increase in expected outflows from other contractual funding obligations.

As of 31 March 2016, we were above the 110% Group LCR minimum communicated by FINMA.

→   Refer to the “Treasury management” section of our Annual Report 2015 for more information on high-quality liquid assets and the liquidity coverage ratio

High-quality liquid assets
Average 1Q16	Average 4Q15
CHF billion	Level 1 weighted liquidity value	Level 2 weighted liquidity value¹	Total weighted liquidity value¹	Total carrying value	Level 1 weighted liquidity value¹	Level 2 weighted liquidity value¹	Total weighted liquidity value¹	Total carrying value
Cash and balances with central banks²	129	0	129	129	117	0	117	117
Securities (on-balance sheet)³	50	4	54	55	50	6	55	56
Securities received as collateral (off-balance sheet)	25	6	31	32	31	4	36	36
Total high-quality liquid assets	204	11	215	216	198	10	208	210

1 Calculated after the application of haircuts.    2 Includes reverse repurchase agreements that are eligible as HQLA (total weighted liquidity value 1Q16: CHF 22 billion, total weighted liquidity value 4Q15: CHF 20 billion).    3 Includes financial assets designated at fair value, available for sale and held to maturity and trading portfolio assets.

Liquidity coverage ratio
Average 1Q16	Average 4Q15
CHF billion, except where indicated	Unweighted value	Weighted value¹	Unweighted value	Weighted value¹

High-quality liquid assets
1	High-quality liquid assets	216	215	210	208

Cash outflows
2	Retail deposits and deposits from small business customers	224	25	218	24
3	of which: stable deposits	37	1	35	1
4	of which: less stable deposits	187	23	183	23
5	Unsecured wholesale funding	196	118	200	124
6	of which: operational deposits (all counterparties)	35	8	34	8
7	of which: non-operational deposits (all counterparties)	148	96	148	98
8	of which: unsecured debt	14	14	18	18
9	Secured wholesale funding	34	39
10	Additional requirements:	121	60	159	59
11	of which: outflows related to derivatives and other transactions	68	43	97	39
12	of which: outflows related to loss of funding on debt products²	1	1	0	0
13	of which: committed credit and liquidity facilities	52	16	62	20
14	Other contractual funding obligations	33	29	20	19
15	Other contingent funding obligations	210	8	222	10
16	Total cash outflows	273	275

Cash inflows
17	Secured lending	141	54	181	53
18	Inflows from fully performing exposures	61	31	59	31
19	Other cash inflows	29	29	23	23
20	Total cash inflows	231	113	263	107

Liquidity coverage ratio	Average 1Q16	Average 4Q15
CHF billion, except where indicated	Total adjusted value³	Total adjusted value³
21	High-quality liquid assets	215	208
22	Net cash outflows	160	167
23	Liquidity coverage ratio (%)	134	124

1 Calculated after the application of haircuts and inflow and outflow rates.    2 Includes outflows related to loss of funding on asset-backed securities, covered bonds, other structured financing instruments, asset-backed commercial papers, structured entities (conduits), securities investment vehicles and other such financing facilities.    3 Calculated after the application of haircuts and inflow and outflow rates as well as, where applicable, caps on Level 2 assets and cash inflows.

Liquidity and funding management

Funding

Changes in sources of funding during the reporting period

Long-term debt excluding structured debt, which comprises both senior and subordinated debt and is presented within Debt issued on the balance sheet, remained stable at CHF 72 billion as of 31 March 2016, as new issuances in an amount equivalent to CHF 2.7 billion were offset by maturities equivalent to CHF 2.3 billion and foreign currency translation effects.

In March 2016, we issued the equivalent of CHF 1.4 billion of US dollar-denominated high-trigger loss-absorbing, additional tier 1 perpetual capital notes with an initial 6.875% fixed-rate coupon and an optional first call date after five years. Moreover, we issued the equivalent of CHF 1.3 billion of senior unsecured debt that will contribute to our total loss-absorbing capacity. This issuance consisted of two Swiss franc-tranches in February 2016 and one euro-denominated tranche in March 2016 as follows: (i) CHF 150 million 10-year fixed rate with a coupon of 1.25%, (ii) CHF 300 million 6-year fixed rate with a coupon of 0.75% and (iii) EUR 750 million 8-year fixed rate with a coupon of 2.125%.

These issuances were partly offset by the maturity of a EUR 1.0 billion 4-year 3.125% fixed-rate senior unsecured bond and a USD 1.25 billion 3-year 0.75% fixed-rate covered bond.

During the first quarter of 2016, we continued to raise medium- and long-term funds through medium-term note programs and private placements and through Swiss Pfandbriefe issuances.

→   Refer to the “Capital management” section of this report for more information on instruments contributing to our total loss-absorbing capacity

Our short-term interbank deposits (presented as Due to banks on the balance sheet), together with our outstanding short-term debt, increased by CHF 8 billion, primarily reflecting net issuances of both certificates of deposit and commercial paper.

Our overall customer deposits increased by CHF 11 billion to CHF 402 billion, mainly driven by net new money, and represent 60% of our funding sources.

Net stable funding ratio

In June 2015, the BCBS issued its guidance on “Net stable funding ratio (NSFR) disclosure standards,” which is intended to provide a common disclosure framework for banks to disclose the calculation of the NSFR adopted by the BCBS in October 2014. Internationally active banks must comply with the NSFR and disclosure requirements from 1 January 2018, subject to national adoption requirements.

The NSFR framework is intended to limit over-reliance on short-term wholesale funding to encourage better assessment of funding risk across all on- and off-balance sheet items, and to promote funding stability. NSFR consists of two components: the available stable funding (ASF) and the required stable funding (RSF). ASF is defined as the portion of capital and liabilities expected to be available over the period of one year. RSF is a function of the maturity, encumbrance and other characteristics of assets held and off-balance sheet exposures. The BCBS NSFR regulatory framework requires a net stable funding ratio of at least 100% from 2018.

We report our estimated pro forma NSFR based on current guidance from FINMA and will adjust our reporting according to the final implementation of the BCBS NSFR disclosure standards in Switzerland. In the first quarter of 2016, our estimated pro forma NSFR increased 7 percentage points to 112%, mainly due to a decrease of CHF 24 billion in RSF, primarily driven by a decrease in the trading portfolio and net derivative exposures.

Pro forma net stable funding ratio
CHF billion, except where indicated	31.3.16	31.12.15
Available stable funding	426	426
Required stable funding	379	403
Pro forma net stable funding ratio (%)	112	105

Funding by product and currency
	In CHF billion
	All currencies		All currencies¹		CHF¹		EUR¹		USD¹		Others¹
	31.3.16	31.12.15	31.3.16	31.12.15	31.3.16	31.12.15	31.3.16	31.12.15	31.3.16	31.12.15	31.3.16	31.12.15
Securities lending	6.4	8.0	1.0	1.2	0.0	0.0	0.2	0.2	0.6	0.7	0.1	0.2
Repurchase agreements	6.5	9.7	1.0	1.5	0.0	0.0	0.4	0.6	0.5	0.7	0.1	0.2
Due to banks	11.3	11.8	1.7	1.8	0.6	0.4	0.1	0.1	0.6	0.7	0.4	0.5
Short-term debt issued²	29.8	21.2	4.5	3.2	0.1	0.1	0.3	0.4	3.6	2.4	0.5	0.4
Retail savings / deposits	164.7	161.8	24.7	24.5	14.0	13.8	0.8	0.8	9.9	9.9	0.0	0.0
Demand deposits	180.4	172.8	27.1	26.2	8.3	7.8	5.6	5.2	9.6	9.7	3.6	3.5
Fiduciary deposits	5.0	6.1	0.7	0.9	0.0	0.1	0.0	0.1	0.5	0.6	0.1	0.1
Time deposits	51.5	49.4	7.7	7.5	1.6	1.8	0.1	0.1	4.4	3.8	1.7	1.8
Long-term debt issued³	129.3	134.9	19.4	20.5	2.1	2.3	5.4	5.7	10.7	10.8	1.3	1.7
Cash collateral payables on derivative instruments	36.7	38.3	5.5	5.8	0.2	0.2	2.0	2.1	2.7	2.7	0.7	0.8
Prime brokerage payables	44.0	45.3	6.6	6.9	0.1	0.1	0.7	1.0	4.3	4.4	1.5	1.3
Total	665.5	659.4	100.0	100.0	27.0	26.6	15.7	16.3	47.4	46.5	9.9	10.6

1 As a percent of total funding sources.    2 Short-term debt issued is comprised of certificates of deposit, commercial paper, acceptances and promissory notes, and other money market paper.    3 Long-term debt issued also includes debt with a remaining time to maturity of less than one year.

Capital management

Capital management

Fully applied common equity tier 1 (CET1) capital¹ decreased by CHF 0.2 billion to CHF 29.9 billion as of 31 March 2016 and fully applied risk-weighted assets increased by CHF 6.1 billion to CHF 213.6 billion, mainly attributable to increases in regulatory add-ons and book size. Our fully applied CET1 capital ratio decreased 0.5 percentage points to 14.0%. Our Swiss SRB leverage ratio increased 0.1 percentage points to 5.4% on a fully applied basis and decreased 0.2 percentage points to 6.0% on a phase-in basis. During the first quarter of 2016, we issued the equivalent of CHF 1.4 billion of high-trigger additional tier 1 perpetual capital notes. We also issued the equivalent of CHF 1.3 billion of senior unsecured debt that will contribute to our total loss-absorbing capacity.

1 Unless otherwise indicated, all information in this section is based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB).

UBS is considered a systemically relevant bank (SRB) under Swiss banking law and both UBS Group and UBS AG are, on a consolidated basis, required to comply with regulations based on the Basel III framework as applicable for Swiss SRBs. In addition, both UBS AG and UBS Switzerland AG are subject to capital regulations on a standalone basis. All our capital disclosures therefore focus on Swiss SRB capital information. Differences between Swiss SRB and BIS capital information on a UBS Group level are outlined in the “Differences between Swiss SRB and BIS capital” sub-section.

→   Refer to the “Legal entity financial and regulatory information” section of this report, and to the documents “UBS AG first quarter 2016 report” and “UBS Switzerland AG (standalone) regulatory information,” which will be available from 6 May 2016 in “Quarterly reporting” at www.ubs.com/investors, for more information

Regulatory framework

The Basel III framework came into effect in Switzerland on 1 January 2013 and includes prudential filters for the calculation of capital. These prudential filters consist mainly of capital deductions for deferred tax assets (DTAs) recognized for tax loss carry-forwards, DTAs on temporary differences that exceed a certain threshold and effects related to defined benefit plans. As these filters are being phased in between 2014 and 2018, their effects are gradually factored into our calculations of capital, risk-weighted assets (RWA) and capital ratios on a phase-in basis and are entirely reflected in our capital, RWA and capital ratios on a fully applied basis.

In 2016, we deduct from our phase-in CET1 capital 60% (in 2015: 40%) of: (i) DTAs recognized for tax loss carry-forwards, (ii) DTAs on temporary differences that exceed the threshold of 10% of CET1 capital before deductions for DTAs on temporary differences and (iii) net defined benefit pension plan assets. In addition, we deduct 60% (in 2015: 40%) of our goodwill from phase-in CET1 capital and 40% (in 2015: 60%) of our goodwill from hybrid and low-trigger loss absorbing capital.

Capital instruments that were treated as hybrid tier 1 capital and as tier 2 capital under the Basel 2.5 framework are being phased out under Basel III between 2013 and 2019. On a phase-in basis, our capital and capital ratios include the applicable portion of these capital instruments not yet phased out. Our capital and capital ratios on a fully applied basis do not include these capital instruments.

Capital requirements

As of 31 March 2016, our total capital requirement for both UBS Group and UBS AG (consolidated) was 14.3% of RWA, an increase of 1.7 percentage points from 31 December 2015. The requirement as of 31 March 2016 consisted of: (i) base capital of 4.5%, (ii) buffer capital of 6.4%, of which 0.2% was attributable to the countercyclical buffer capital requirement, and (iii) progressive buffer capital of 3.4%. We satisfied the base and buffer capital requirements, including the countercyclical buffer, through our CET1 capital. In addition, high-trigger loss-absorbing capital is included in the buffer capital. Low-trigger loss-absorbing capital satisfied the progressive buffer capital requirement.

Similar to the other capital component requirements, the progressive buffer requirement is phased in gradually until 2019. As of 31 March 2016, the progressive buffer requirement was 3.4%, an increase of 0.6 percentage points from 31 December 2015. Our requirement for the progressive buffer is dynamic and depends on our leverage ratio denominator (LRD) and our market share in the loans and deposits business in Switzerland. The progressive buffer requirement for 2019 provided by FINMA in June 2015 currently stands at 4.5%, reflecting our LRD and market share information for 2014.

National regulators can put in place a countercyclical buffer requirement of up to 2.5% of RWA for credit exposures in their jurisdiction. The current countercyclical buffer requirement is 2% of RWA for mortgage loans on residential property in Switzerland.

Proposed changes to capital and leverage ratio requirements and regulation

In December 2015, the Swiss Federal Department of Finance published for consultation a draft revised too big to fail (TBTF) ordinance based on the cornerstones announced by the Swiss Federal Council in October 2015. In line with the announced cornerstones, the proposal would revise the capital and leverage ratio requirements for Swiss SRBs and includes new gone concern requirements. Additionally, the BCBS and other financial regulators are considering changes to the Basel III capital framework. We expect that if the BCBS proposals are adopted in their current form and implemented in Switzerland, the proposed changes to the capital framework would likely result in a significant increase in our overall RWA.

The revised regulation is also expected to include additional countercyclical buffer capital requirements introduced by other BCBS member jurisdictions. The effect upon implementation of this change is expected to be insignificant.

→   Refer to the “Regulatory and legal developments” section of our Annual Report 2015 for more information on the new Swiss too big to fail proposal

→   Refer to the “Recent developments” section of this report for more information on proposed changes to the Basel Committee on Banking Supervision capital framework

During the first quarter of 2016, we issued the equivalent of CHF 1.3 billion of senior unsecured debt that will contribute to our total loss-absorbing capacity (TLAC) under the proposed regulations.

→   Refer to the “Liquidity and funding management” section of this report for more information on our debt issuances

Capital management

Under the current Swiss SRB framework, banks are eligible for a capital rebate on the progressive buffer if they take actions that facilitate recovery and resolvability beyond the minimum requirements to ensure the integrity of systemically important functions in the case of an impending insolvency. FINMA has confirmed that the measures we have taken and are taking to enhance our resolvability are in principle suitable to warrant a rebate under the current Swiss capital regulation. Therefore, we expect that the Group will qualify for a rebate on the gone concern requirements under the revised Swiss TBTF proposal, which should result in lower overall capital requirements for the Group. The amount and timing of any such rebate will depend on the execution of these measures.

→   Refer to the “The legal structure of UBS Group” section of our Annual Report 2015 for more information on changes to our legal structure

Swiss SRB capital ratio requirements and information (phase-in)
	Capital ratio (%)			Capital
	Requirement¹	Actual²		Requirement	Eligible²
CHF million, except where indicated	31.3.16	31.3.16	31.12.15	31.3.16	31.3.16	31.12.15
Base capital (common equity tier 1 capital)	4.5	4.5	4.5	9,742	9,742	9,554
Buffer capital (common equity tier 1 capital and high-trigger loss-absorbing capital)	6.4³	15.2	16.8	13,945	32,958	35,564
of which: effect of countercyclical buffer	0.2	0.2	0.2	415	415	356
Progressive buffer capital (low-trigger loss-absorbing capital)	3.4	5.5	5.0	7,355	11,953	10,679
Phase-out capital (tier 2 capital)		0.4	0.5		947	996
Total	14.3	25.7	26.8	31,043	55,601	56,792

1 Prior to the implementation of the Swiss SRB framework, FINMA also defined a total capital ratio target for UBS Group of 14.4%, which will be effective until it is exceeded by the Swiss SRB phase-in requirement.    2 Swiss SRB CET1 capital exceeding the base capital requirement is allocated to the buffer capital.    3 CET1 capital can be substituted by high-trigger loss-absorbing capital up to 2.6% in 2016.

Swiss SRB capital information

In this section, we disclose capital information on a consolidated UBS Group basis. Capital information for UBS AG on a consolidated basis will be provided in the document “UBS AG first quarter 2016 report,” which will be available from 6 May 2016 in “Quarterly reporting” at www.ubs.com/investors.

Capital ratios

In the first quarter of 2016, our fully applied CET1 capital ratio decreased 0.5 percentage points to 14.0%, resulting from a CHF 6.1 billion increase in RWA and a CHF 0.2 billion decrease in CET1 capital. On a phase-in basis, our CET1 capital ratio decreased 2.1 percentage points to 16.9%, due to a decrease of CHF 3.8 billion in phase-in CET1 capital, mainly driven by the additional phase-in effect of capital deductions for deferred tax assets (DTAs) and goodwill, which increased from 40% to 60% effective 1 January 2016.

Our tier 1 capital ratio increased 0.1 percentage points to 17.5% on a fully applied basis as the issuance of additional tier 1 (AT1) capital in March 2016 was largely offset by the aforementioned increase in RWA and decrease in CET1 capital. On a phase-in basis, our tier 1 capital ratio decreased 0.9 percentage points to 20.1%.

Our total capital ratio decreased 0.2 percentage points to 22.7% on a fully applied basis and 1.1 percentage points to 25.7% on a phase-in basis as of 31 March 2016.

Post-stress CET1 capital ratio

We are committed to total capital returns to shareholders of at least 50% of net profit attributable to shareholders, provided that we maintain a fully applied CET1 capital ratio of at least 13% and consistent with our objective of maintaining a post-stress fully applied CET1 capital ratio of at least 10%. Our post-stress CET1 capital ratio exceeded the 10% objective as of 31 March 2016.

Capital management

Swiss SRB capital information
	Phase-in		Fully applied
CHF million, except where indicated	31.3.16	31.12.15	31.3.16	31.12.15
Common equity tier 1 capital
Total common equity tier 1 capital	36,580	40,378	29,853	30,044
Additional tier 1 capital
High-trigger loss-absorbing capital	5,225	3,828	5,225	3,828
Low-trigger loss-absorbing capital¹	1,736	353	2,360	2,326
Total additional tier 1 capital²	6,961	4,181	7,585	6,154
Total tier 1 capital	43,541	44,559	37,438	36,198
Tier 2 capital
High-trigger loss-absorbing capital	895	912	895	912
Low-trigger loss-absorbing capital	10,217	10,325	10,217	10,325
Phase-out capital	947	996
Total tier 2 capital	12,059	12,233	11,112	11,237
Total capital	55,601	56,792	48,551	47,435
Risk-weighted assets	216,493	212,302	213,558	207,530
Common equity tier 1 capital ratio (%)	16.9	19.0	14.0	14.5
Tier 1 capital ratio (%)	20.1	21.0	17.5	17.4
Total capital ratio (%)	25.7	26.8	22.7	22.9

1 Consists on a phase-in basis of low-trigger loss-absorbing capital (31 March 2016: CHF 2,360 million, 31 December 2015: CHF 2,326 million) partly offset by required deductions for goodwill (31 March 2016: CHF 624 million, 31 December 2015: CHF 1,973 million).    2 Includes on a phase-in basis hybrid capital subject to phase-out (31 March 2016: CHF 1,904 million, 31 December 2015: CHF 1,954 million), offset by required deductions for goodwill.

Eligible capital

In order to ensure the consistency and comparability of regulatory capital instrument disclosures for all market participants, BIS and FINMA Pillar 3 rules require banks and banking groups to disclose the main features of eligible capital instruments and their terms and conditions, which we provide on our website.

→   Refer to “Bondholder information” at www.ubs.com/investors  for more information on the capital instruments of UBS Group and UBS AG

→   Refer to “UBS Switzerland AG (standalone) regulatory information,” which will be available from 6 May 2016 in “Disclosure for subsidiaries and branches” at www.ubs.com/investors, for more information on the capital instruments of UBS Switzerland AG

Tier 1 capital

Our tier 1 capital consists of CET1 capital and AT1 capital. During the first quarter of 2016,  our fully applied CET1 capital decreased by CHF 0.2 billion to CHF 29.9 billion, mainly as the first quarter operating profit before tax was more than offset by negative foreign currency translation effects, accruals for capital returns to shareholders and current tax effects. Our phase-in CET1 capital decreased by CHF 3.8 billion to CHF 36.6 billion, primarily due to an increase in the phase-in effect of the deductions for DTAs and goodwill, which increased from 40% to 60%. The increase in the goodwill deduction from CET1 capital resulted in a corresponding decrease in the goodwill deduction from AT1 capital.

Our AT1 capital increased by CHF 1.4 billion to CHF 7.6 billion on a fully applied basis, and included CHF 5.2 billion of high-trigger loss-absorbing capital and CHF 2.4 billion of low-trigger loss-absorbing capital. The increase during the first quarter was driven by the issuance of AT1 capital in March 2016 in the form of US dollar-denominated high-trigger perpetual capital notes equivalent to CHF 1.4 billion, with a write-down threshold set at a 7% phase-in CET1 capital ratio.

As of 31 March 2016, our high-trigger loss-absorbing AT1 capital included CHF 1.0 billion in deferred contingent capital plan (DCCP) awards granted for the performance years 2014 and 2015.

On a phase-in basis, AT1 capital increased by CHF 2.8 billion to CHF 7.0 billion as of 31 March 2016, due to the aforementioned issuance of AT1 capital in March 2016 and the aforementioned reduction in the phase-in effect of the deduction for goodwill from 60% to 40%.

Swiss SRB capital movement
CHF million	Phase-in	Fully applied
Common equity tier 1 capital as of 31.12.15	40,378	30,044
Operating profit / (loss) before tax	978	978
Current tax effects¹	(177)	(177)
Deferred tax assets recognized for tax loss carry-forwards, additional phase-in effect as of 1.1.16 (from 40% to 60%)	(1,494)
Deferred tax assets recognized for temporary differences, additional phase-in effect as of 1.1.16 (from 40% to 60%)	(351)
Deferred tax assets recognized for temporary differences	(295)	54
Defined benefit plans	(159)	(129)
Goodwill, net of tax, less hybrid capital and low-trigger loss-absorbing capital²	(1,399)
Foreign currency translation effects	(481)	(336)
Other³	(420)	(581)
Total movement	(3,797)	(191)
Common equity tier 1 capital as of 31.3.16	36,580	29,853
Additional tier 1 capital as of 31.12.15	4,181	6,154
Issuance of high-trigger loss-absorbing capital	1,424	1,424
Goodwill, net of tax, offset against hybrid capital and low-trigger loss-absorbing capital²	1,399
Foreign currency translation effects and other	(42)	8
Total movement	2,780	1,431
Additional tier 1 capital as of 31.3.16	6,961	7,585
Tier 2 capital as of 31.12.15	12,233	11,237
Foreign currency translation effects and other	(174)	(125)
Total movement	(174)	(125)
Tier 2 capital as of 31.3.16	12,059	11,112
Total capital as of 31.3.16	55,601	48,551

1 IFRS tax expense of CHF 270 million in the first quarter of 2016 includes current taxes of CHF 177 million and deferred taxes of CHF 93 million, of which CHF 65 million relates to the amortization of deferred tax assets previously recognized and CHF 28 million relates to other deferred tax movements.    2 As of 31 March 2016, the phase-in deduction applied to CET1 capital was 60% and to AT1 capital 40%; as of 31 December 2015, the phase-in deduction applied to CET1 capital was 40% and to AT1 capital 60%.    3 Includes accruals for capital returns to shareholders.

Tier 2 capital

During the first quarter of 2016, our tier 2 capital decreased by CHF 0.1 billion to CHF 11.1 billion on a fully applied basis and decreased by CHF 0.2 billion to CHF 12.1 billion on a phase-in basis. As of 31 March 2016, our fully applied tier 2 capital included CHF 10.2 billion of low-trigger loss-absorbing capital in the form of one euro-denominated and four US dollar-denominated subordinated notes and CHF 0.9 billion of high-trigger loss-absorbing capital in the form of DCCP awards granted for the performance years 2012 and 2013.

The remainder of tier 2 capital of CHF 0.9 billion on a phase-in basis consisted of outstanding tier 2 instruments which will be phased out by 2019.

Capital management

Reconciliation IFRS equity to Swiss SRB capital
	Phase-in		Fully applied
CHF million	31.3.16	31.12.15	31.3.16	31.12.15
Total IFRS equity	56,786	57,308	56,786	57,308
Equity attributable to non-controlling interests	(1,941)	(1,995)	(1,941)	(1,995)
Defined benefit plans (before phase-in, as applicable)¹			0	(50)
Defined benefit plans, phase-in²	0	(20)
Deferred tax assets recognized for tax loss carry-forwards (before phase-in, as applicable)			(7,560)	(7,468)
Deferred tax assets recognized for tax loss carry-forwards, phase-in²	(4,535)	(2,988)
Deferred tax assets on temporary differences, excess over threshold	(927)	(702)	(2,101)	(2,598)
Goodwill, net of tax, less hybrid capital and low-trigger loss-absorbing capital³	(3,793)	(2,618)	(6,322)	(6,545)
Intangible assets, net of tax	(290)	(323)	(290)	(323)
Unrealized (gains) / losses from cash flow hedges, net of tax	(2,151)	(1,638)	(2,151)	(1,638)
Compensation and own shares-related capital components⁴	(1,255)	(2,152)	(1,255)	(2,152)
Unrealized own credit related to financial liabilities designated at fair value and replacement values, net of tax	(548)	(442)	(548)	(442)
Unrealized gains related to financial assets available for sale, net of tax	(413)	(402)	(413)	(402)
Prudential valuation adjustments	(86)	(83)	(86)	(83)
Consolidation scope	(138)	(130)	(138)	(130)
Accruals for proposed dividends to shareholders for 2015	(3,188)	(3,188)	(3,188)	(3,188)
Other⁵	(939)	(249)	(939)	(249)
Total common equity tier 1 capital	36,580	40,378	29,853	30,044
High-trigger loss-absorbing capital	5,225	3,828	5,225	3,828
Low-trigger loss-absorbing capital	2,360	2,326	2,360	2,326
Hybrid capital subject to phase-out	1,904	1,954
Goodwill, net of tax, offset against hybrid capital and low-trigger loss-absorbing capital	(2,529)	(3,927)
Total additional tier 1 capital	6,961	4,181	7,585	6,154
Total tier 1 capital	43,541	44,559	37,438	36,198
Total tier 2 capital	12,059	12,233	11,112	11,237
Total capital	55,601	56,792	48,551	47,435

1 Phase-in number net of tax, fully applied number pre-tax.    2 As of 31 March 2016, the phase-in deduction applied was 60%; as of 31 December 2015, the phase-in deduction applied was 40%.    3 Includes goodwill related to significant investments in financial institutions of CHF 347 million.    4 Includes the net expense for the compensation-related increase in high-trigger loss-absorbing capital for tier 2 and additional tier 1 capital.    5 Includes accruals for dividends to shareholders for the current year and other items.

In order to fulfill BIS and FINMA Pillar 3 composition of capital disclosure requirements, we disclose a full reconciliation of all regulatory capital elements to the published IFRS balance sheet.

In addition, BIS and Swiss SRB rules require banks to disclose differences between the accounting scope of consolidation and the regulatory scope of consolidation.

The scope of consolidation for the purpose of calculating Group regulatory capital is generally the same as the scope under IFRS and includes subsidiaries directly or indirectly controlled by UBS Group AG that are active in the banking and finance sector. However, subsidiaries consolidated under IFRS that are active in sectors other than banking and finance are excluded from the regulatory scope of consolidation.

→   Refer to the “Pillar 3, SEC filings & other disclosures” section at www.ubs.com/investors

→   Refer to “Note 1 Summary of significant accounting policies” and “Note 30 Interests in subsidiaries and other entities” in the “Consolidated financial statements” section of our Annual Report 2015 and to the “UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations” in the “Additional regulatory information” section of our Annual Report 2015 for more information

Additional capital information

Sensitivity to currency movements

Corporate Center – Group Asset and Liability Management (Group ALM) is mandated to minimize the adverse effects from changes in currency rates on our fully applied CET1 capital and CET1 capital ratio. The Group Asset and Liability Management Committee, a committee of the UBS Group Executive Board, can adjust the currency mix in capital, within limits set by the Board of Directors, to balance the effect of foreign exchange movements on the fully applied CET1 capital and capital ratio. Limits are in place for the sensitivity of both CET1 capital and the capital ratio to an appreciation or depreciation of 10% in the value of the Swiss franc against other currencies.

We estimate that a 10% depreciation of the Swiss franc against other currencies would have increased our fully applied RWA by CHF 9.2 billion and our fully applied CET1 capital by CHF 874 million as of 31 March 2016 (31 December 2015: CHF 9.1 billion and CHF 933 million, respectively) and reduced our fully applied CET1 capital ratio by 19 basis points (31 December 2015: 17 basis points). Conversely, we estimate that a 10% appreciation of the Swiss franc against other currencies would have reduced our fully applied RWA by CHF 8.4 billion and our fully applied CET1 capital by CHF 791 million (31 December 2015: CHF 8.2 billion and CHF 844 million, respectively) and increased our fully applied CET1 capital ratio by 18 basis points (31 December 2015: 17 basis points).

Our leverage ratio is also sensitive to foreign exchange movements due to the currency mix of our capital and LRD. When adjusting the currency mix in capital, potential effects on the leverage ratios are taken into account and the sensitivity of the leverage ratio to an appreciation or depreciation of 10% in the value of the Swiss franc against other currencies is actively monitored.

We estimate that a 10% depreciation of the Swiss franc against other currencies would have increased our fully applied LRD by CHF 71 billion (31 December 2015: CHF 70 billion) and reduced our fully applied Swiss SRB leverage ratio by 11 basis points (31 December 2015: 11 basis points). Conversely, we estimate that a 10% appreciation of the Swiss franc against other currencies would have reduced our fully applied LRD by CHF 64 billion (31 December 2015: CHF 63 billion) and increased our fully applied Swiss SRB leverage ratio by 11 basis points (31 December 2015: 12 basis points).

These sensitivities do not consider foreign currency translation effects related to defined benefit plans other than those related to the currency translation of the net equity of foreign operations.

Advanced measurement approach model

We have estimated the loss in capital that we could incur as a result of the risks associated with the matters described in “Note 16 Provisions and contingent liabilities” to our consolidated financial statements. This is an estimated amount and is not related and should not be considered in addition to these provisions and contingent liabilities. We have utilized for this purpose the advanced measurement approach (AMA) methodology that we use when determining the capital requirements associated with operational risks, based on a 99.9% confidence level over a 12-month horizon. The methodology takes into consideration UBS and industry experience for the AMA operational risk categories to which those matters correspond, as well as the external environment affecting risks of these types, in isolation from other areas. On this standalone basis, we estimate the loss in capital that we could incur over a 12-month period as a result of our risks associated with these operational risk categories at CHF 4.6 billion as of 31 March 2016. This estimate does not take into account any provisions recognized for any of these matters and does not constitute a subjective assessment of UBS's actual exposure in any of these matters.

The increase in the estimated loss of capital of CHF 0.9 billion compared with the calculation as of 31 December 2015 was due to the implementation of a revised AMA model, which has been approved by FINMA and was implemented for use in regulatory capital calculations as of 31 March 2016. Concurrently, FINMA agreed to remove the incremental operational risk charge of CHF 1.1 billion to our AMA-based operational risk-related RWA in relation to known or unknown litigation, compliance and other operational risk matters, which was not an element of our previous AMA model.

→   Refer to "Operational risk" in the “Risk management and control” section of this report for more information

→   Refer to “Note 16  Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information

Legal entity capital information

Selected capital information for UBS AG, UBS Switzerland AG and UBS Limited on a standalone basis is disclosed in the “Legal entity financial and regulatory information” section of this report.

→   Refer to the “Legal entity financial and regulatory information” section of this report, and to the documents “UBS AG first quarter 2016 report” and “UBS Switzerland AG (standalone) regulatory information,” which will be available from 6 May 2016 in “Quarterly reporting” and in “Disclosure for subsidiaries and branches” at www.ubs.com/investors, for more information

Capital management

Differences between Swiss SRB and BIS capital

Our Swiss SRB and BIS capital is the same on both a fully applied and a phase-in basis, except for two specific tier 2 capital items. First, as of 31 March 2016, the amount of our tier 2 high-trigger loss-absorbing capital, in the form of DCCP awards granted for the performance years 2012 and 2013, was CHF 622 million higher under Swiss SRB rules than under BIS rules. Second, a portion of unrealized gains on financial assets available for sale, totaling CHF 218 million as of 31 March 2016, was recognized as tier 2 capital under BIS rules, but not under Swiss SRB regulations.

Differences between Swiss SRB and BIS capital information
As of 31.3.16	Phase-in			Fully applied
CHF million, except where indicated	Swiss SRB	BIS	Differences	Swiss SRB	BIS	Differences
Common equity tier 1 capital
Total common equity tier 1 capital	36,580	36,580	0	29,853	29,853	0
Additional tier 1 capital
High-trigger loss-absorbing capital	5,225	5,225	0	5,225	5,225	0
Low-trigger loss-absorbing capital	1,736	1,736	0	2,360	2,360	0
Total additional tier 1 capital	6,961	6,961	0	7,585	7,585	0
Total tier 1 capital	43,541	43,541	0	37,438	37,438	0
Tier 2 capital
High-trigger loss-absorbing capital	895	273	622	895	273	622
Low-trigger loss-absorbing capital	10,217	10,217	0	10,217	10,217	0
Phase-out capital and other tier 2 capital	947	1,165	(218)		218	(218)
Total tier 2 capital	12,059	11,655	404	11,112	10,708	404
Total capital	55,601	55,196	405	48,551	48,146	405
Risk-weighted assets	216,493	216,493	0	213,558	213,558	0
Common equity tier 1 capital ratio (%)	16.9	16.9	0.0	14.0	14.0	0.0
Tier 1 capital ratio (%)	20.1	20.1	0.0	17.5	17.5	0.0
Total capital ratio (%)	25.7	25.5	0.2	22.7	22.5	0.2

Risk-weighted assets

Our risk-weighted assets (RWA) are the same under Swiss SRB and BIS rules. RWA on a fully applied basis are the same as on a phase-in basis, except for differences related to defined benefit plans and deferred tax assets (DTAs) on temporary differences.

On a fully applied basis, any net defined benefit pension asset recognized in accordance with IAS 19 (revised) is fully deducted from CET1 capital. On a phase-in basis, the deduction of net defined benefit pension assets from capital is phased in, and the portion of the net defined benefit pension asset that is not yet deducted from CET1 capital is risk weighted at 100%.

On a fully applied basis, DTAs on temporary differences below the fully applied deduction threshold are risk weighted at 250%. On a phase-in basis, the amount that is risk weighted at 250% is higher due to the higher deduction threshold.

Due to the aforementioned differences, as of 31 March 2016, our phase-in RWA were CHF 2.9 billion higher than our fully applied RWA, entirely attributable to non-counterparty-related risk RWA.

RWA increased by CHF 6.1 billion to CHF 213.6 billion on a fully applied basis as of 31 March 2016, below our short- to medium-term expectation of around CHF 250 billion. On a phase-in basis, RWA increased by CHF 4.2 billion to CHF 216.5 billion as of 31 March 2016.

Capital management

Risk-weighted assets movement by key driver – fully applied
CHF billion	RWA as of 31.12.15	Currency effects	Methodology changes and model updates	Regulatory add-ons	Book size and other	RWA as of 31.3.16
Credit risk	104.4	(2.3)	0.7	2.9	4.1	109.8
Non-counterparty-related risk	15.9	(0.3)			0.3	15.9
Market risk	12.1		(1.2)	1.6	(1.1)	11.4
Operational risk	75.1		1.4			76.5
Total	207.5	(2.6)	0.9	4.5	3.3	213.6

Credit risk

Credit risk RWA increased by CHF 5.4 billion to CHF 109.8 billion as of 31 March 2016, mainly due to book size and other increases of CHF 4.1 billion and regulatory add-ons of CHF 2.9 billion, partly offset by foreign currency translation effects of CHF 2.3 billion.

Book size and other increases of CHF 4.1 billion in credit risk RWA were driven by an increase in the Investment Bank of CHF 1.7 billion, mainly relating to a market-driven increase in positive replacement values of derivative exposures, as well as new securities financing transactions with collateral arrangements that are ineligible under capital adequacy rules. Moreover, credit risk RWA in Personal & Corporate Banking increased by CHF 0.8 billion, largely due to a higher proportion of unsecured loans in the portfolio. Finally, an increase of CHF 0.8 billion in Corporate Center – Group ALM was largely driven by an increase in cash collateral pledged for derivative transactions.

The increase in credit risk RWA from regulatory add-ons of CHF 2.9 billion was mainly driven by an increase in the internal ratings-based (IRB) multiplier on Swiss residential mortgages of CHF 1.5 billion for Personal & Corporate Banking and CHF 0.4 billion for Wealth Management, as well as an increase in the IRB multiplier on Investment Bank exposures to corporates of CHF 0.9 billion. Since the first quarter of 2013, FINMA has required banks using the IRB approach to apply a bank-specific IRB multiplier when calculating RWA for owner-occupied Swiss residential mortgages, and has extended application of this approach to other exposures since the first quarter of 2015. These multipliers will continue to increase over time until phase-in implementation is complete by the end of the first quarter of 2019.

Non-counterparty-related risk

Fully applied non-counterparty-related risk RWA remained stable at CHF 15.9 billion. Phase-in non-counterparty-related risk RWA decreased by CHF 1.9 billion to CHF 18.8 billion, driven by a decrease in the RWA phase-in effect of DTAs on temporary differences as the capital deduction increased from 40% to 60%.

Market risk

Market risk RWA decreased by CHF 0.7 billion to CHF 11.4 billion. The decrease was driven by methodology changes of CHF 1.2 billion and book size and other reductions of CHF 1.1 billion, partly offset by the impact of a CHF 1.6 billion increase due to regulatory add-ons.

Book size and other reductions of CHF 1.1 billion relate mainly to the Investment Bank, primarily from changes in the risk profile within Equities and Foreign Exchange, Rates and Credit.

Methodology changes led to a decrease in market risk RWA of CHF 1.2 billion due to a structural change made to the VaR model in the first quarter of 2016, resulting in a reduction in the regulatory VaR and stressed VaR measures.

The increase in market risk RWA of CHF 1.6 billion due to regulatory add-ons, primarily in the Investment Bank, Corporate Center – Group ALM and Corporate Center – Non-core and Legacy Portfolio, resulted from four new negative backtesting exceptions in the quarter. This brought the total number of negative exceptions occurring within a 250-business-day window to eight, increasing the VaR multiplier used to convert regulatory VaR and stressed VaR to a capital charge from 3.0 to 3.75. The capital charge is multiplied by a fixed 1250% to obtain an RWA equivalent. This contributed to increases in both regulatory VaR and stressed VaR RWA, and correspondingly to an increased add-on for risks-not-in-VaR RWA, which is calculated as a percentage of regulatory VaR and stressed VaR RWA.

→   Refer to “Market risk” in the “Risk management and control” section of this report for more information

Operational risk

Operational risk RWA increased by CHF 1.4 billion to CHF 76.5 billion as of 31 March 2016, driven by changes to the advanced measurement approach (AMA) model used for the calculation of operational risk capital that were approved by FINMA in the first quarter of 2016. As a result of the model development, FINMA agreed to the removal of the incremental operational risk RWA, such that all operational risk-related regulatory capital requirements are now calculated in the model.

→   Refer to “Operational risk” in the “Risk management and control” section of this report for more information

Risk-weighted assets by exposure segment
	31.3.16
CHF billion	Wealth Management	Wealth Management Americas	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services	CC – Group ALM	CC – Non- core and Legacy Portfolio	Total RWA	Total capital requirement¹
Credit risk	13.1	8.4	35.2	1.5	37.6	1.4	5.7	6.9	109.8	15.7
Advanced IRB approach	8.9	3.2	33.0	0.9	33.7	0.2	4.2	4.6	88.6	12.7
Sovereigns	0.0	0.0	0.1	0.0	1.5	0.0	2.3	0.1	4.0	0.6
Banks	0.0	0.0	1.0	0.0	5.2	0.1	1.0	0.9	8.2	1.2
Corporates	0.6	0.0	15.2	0.0	24.1	0.0	0.9	1.5	42.3	6.1
Retail	7.7	3.0	15.1	0.0	0.0	0.0	0.0	0.0	25.8	3.7
Other²	0.7	0.1	1.6	0.9	2.9	0.1	0.1	2.0	8.3	1.2
Standardized approach	4.2	5.2	2.2	0.6	3.9	1.3	1.5	2.3	21.1	3.0
Sovereigns	0.3	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.4	0.1
Banks	0.1	0.4	0.1	0.1	0.1	0.1	0.1	0.2	1.1	0.2
Corporates	1.2	1.2	0.4	0.5	2.2	1.1	0.8	1.0	8.5	1.2
Central counterparties	0.0	0.0	0.0	0.0	1.7	0.0	0.5	0.4	2.6	0.4
Retail	2.2	3.4	0.2	0.0	0.0	0.0	0.0	0.0	5.8	0.8
Other²	0.4	0.1	1.4	0.0	(0.1)	0.0	0.1	0.8	2.7	0.4
Non-counterparty-related risk	0.1	0.0	0.1	0.0	0.0	18.6	0.0	0.0	18.8	2.7
Deferred tax assets recognized for temporary differences	0.0	0.0	0.0	0.0	0.0	10.9	0.0	0.0	10.9	1.6
Property, equipment and software	0.0	0.0	0.0	0.0	0.0	7.6	0.0	0.0	7.7	1.1
Other	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0
Market risk	0.0	1.0	0.0	0.0	8.7	(2.8)³	1.3	3.2	11.4	1.6
Value-at-risk (VaR)	0.0	0.2	0.0	0.0	1.3	(0.9)	0.2	0.5	1.4	0.2
Stressed value-at-risk (SVaR)	0.0	0.3	0.0	0.0	2.8	(1.5)	0.3	0.9	2.8	0.4
Add-on for risks-not-in-VaR	0.0	0.0	0.0	0.0	2.9	0.0	0.1	1.0	4.0	0.6
Incremental risk charge (IRC)	0.0	0.4	0.0	0.0	1.4	(0.3)	0.7	0.3	2.4	0.4
Comprehensive risk measure (CRM)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.0
Securitization / re-securitization in the trading book	0.0	0.0	0.0	0.0	0.2	0.0	0.0	0.5	0.7	0.1
Operational risk	12.9	12.7	1.6	0.9	17.1	9.7	0.1	21.5	76.5	11.0
Total RWA, phase-in	26.1	22.1	36.9	2.4	63.4	26.9	7.1	31.6	216.5	31.0
Phase-out items⁴	0.0	0.0	0.0	0.0	0.0	2.9	0.0	0.0	2.9
Total RWA, fully applied	26.1	22.1	36.9	2.4	63.4	24.0	7.1	31.6	213.6

1 Calculated on the basis of our Swiss SRB total capital requirement of 14.3% of RWA.    2 Includes securitization / re-securitization exposures in the banking book, equity exposures in the banking book according to the simple risk weight method, credit valuation adjustments, settlement risk and business transfers.    3 Corporate Center – Services market risk RWA were negative, as they included the effect of portfolio diversification across businesses.    4 Phase-out items are entirely related to non-counterparty-related risk RWA.

Capital management

Risk-weighted assets by exposure segment (continued)
	31.12.15
CHF billion	Wealth Management	Wealth Management Americas	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services	CC – Group ALM	CC – Non- core and Legacy Portfolio	Total RWA	Total capital requirement¹
Credit risk	12.6	8.5	32.9	1.7	35.5	1.3	5.0	6.9	104.4	13.2
Advanced IRB approach	8.5	3.4	31.2	1.0	32.0	0.2	3.9	5.0	85.2	10.8
Sovereigns	0.0	0.0	0.1	0.0	0.5	0.0	2.0	0.1	2.7	0.3
Banks	0.0	0.0	1.1	0.0	5.1	0.0	0.9	0.8	7.9	1.0
Corporates	0.5	0.0	15.1	0.0	23.5	0.0	1.0	1.7	41.8	5.3
Retail	7.4	3.3	13.6	0.0	0.0	0.0	0.0	0.0	24.2	3.1
Other²	0.6	0.1	1.4	1.0	2.9	0.1	0.1	2.3	8.6	1.1
Standardized approach	4.1	5.1	1.7	0.7	3.6	1.1	1.0	2.0	19.2	2.4
Sovereigns	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.3	0.0
Banks	0.1	0.4	0.1	0.1	0.1	0.1	0.0	0.2	1.1	0.1
Corporates	1.2	1.2	0.1	0.6	1.7	1.0	0.3	1.0	7.1	0.9
Central counterparties	0.0	0.0	0.0	0.0	1.8	0.0	0.7	0.3	2.8	0.4
Retail	2.3	3.4	0.1	0.0	0.0	0.0	0.0	0.0	5.8	0.7
Other²	0.3	0.1	1.4	0.0	(0.1)	0.0	0.0	0.4	2.1	0.3
Non-counterparty-related risk	0.1	0.0	0.1	0.0	0.1	20.5	0.0	0.0	20.7	2.6
Deferred tax assets on temporary differences	0.0	0.0	0.0	0.0	0.0	12.9	0.0	0.0	12.9	1.6
Property, equipment and software	0.0	0.0	0.0	0.0	0.0	7.5	0.0	0.0	7.6	1.0
Other	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0
Market risk	0.0	1.0	0.0	0.0	10.5	(2.9)³	0.9	2.6	12.1	1.5
Value-at-risk (VaR)	0.0	0.2	0.0	0.0	1.6	(0.8)	0.1	0.4	1.5	0.2
Stressed value-at-risk (SVaR)	0.0	0.4	0.0	0.0	2.9	(1.4)	0.2	0.6	2.8	0.4
Add-on for risks-not-in-VaR	0.0	0.0	0.0	0.0	3.3	0.0	0.1	0.8	4.2	0.5
Incremental risk charge (IRC)	0.0	0.4	0.0	0.0	2.5	(0.8)	0.5	0.2	2.7	0.3
Comprehensive risk measure (CRM)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.0
Securitization / re-securitization in the trading book	0.0	0.0	0.0	0.0	0.2	0.0	0.0	0.5	0.7	0.1
Operational risk	12.6	12.4	1.6	0.9	16.8	9.5	0.1	21.1	75.1	9.5
Total RWA, phase-in	25.3	21.9	34.6	2.6	62.9	28.3	6.0	30.7	212.3	26.8
Phase-out items⁴	0.0	0.0	0.0	0.0	0.0	4.7	0.0	0.0	4.8
Total RWA, fully applied	25.3	21.9	34.6	2.6	62.9	23.6	6.0	30.7	207.5

1 Calculated on the basis of our Swiss SRB total capital requirement of 12.6% of RWA.    2 Includes securitization / re-securitization exposures in the banking book, equity exposures in the banking book according to the simple risk weight method, credit valuation adjustments, settlement risk and business transfers.    3 Corporate Center – Services market risk RWA were negative, as they included the effect of portfolio diversification across businesses.    4 Phase-out items are entirely related to non-counterparty-related risk RWA.

Risk-weighted assets by exposure segment (continued)
	31.3.16 vs 31.12.15
CHF billion	Wealth Management	Wealth Management Americas	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services	CC – Group ALM	CC – Non- core and Legacy Portfolio	Total RWA
Credit risk	0.5	(0.1)	2.3	(0.2)	2.1	0.1	0.7	0.0	5.4
Advanced IRB approach	0.4	(0.2)	1.8	(0.1)	1.7	0.0	0.3	(0.4)	3.4
Sovereigns	0.0	0.0	0.0	0.0	1.0	0.0	0.3	0.0	1.3
Banks	0.0	0.0	(0.1)	0.0	0.1	0.1	0.1	0.1	0.3
Corporates	0.1	0.0	0.1	0.0	0.6	0.0	(0.1)	(0.2)	0.5
Retail	0.3	(0.3)	1.5	0.0	0.0	0.0	0.0	0.0	1.6
Other	0.1	0.0	0.2	(0.1)	0.0	0.0	0.0	(0.3)	(0.3)
Standardized approach	0.1	0.1	0.5	(0.1)	0.3	0.2	0.5	0.3	1.9
Sovereigns	0.1	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.1
Banks	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.0
Corporates	0.0	0.0	0.3	(0.1)	0.5	0.1	0.5	0.0	1.4
Central counterparties	0.0	0.0	0.0	0.0	(0.1)	0.0	(0.2)	0.1	(0.2)
Retail	(0.1)	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0
Other	0.1	0.0	0.0	0.0	0.0	0.0	0.1	0.4	0.6
Non-counterparty-related risk	0.0	0.0	0.0	0.0	(0.1)	(1.9)	0.0	0.0	(1.9)
Deferred tax assets on temporary differences	0.0	0.0	0.0	0.0	0.0	(2.0)	0.0	0.0	(2.0)
Property, equipment and software	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.0	0.1
Other	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Market risk	0.0	0.0	0.0	0.0	(1.8)	0.1	0.4	0.6	(0.7)
Value-at-risk (VaR)	0.0	0.0	0.0	0.0	(0.3)	(0.1)	0.1	0.1	(0.1)
Stressed value-at-risk (SVaR)	0.0	(0.1)	0.0	0.0	(0.1)	(0.1)	0.1	0.3	0.0
Add-on for risks-not-in-VaR	0.0	0.0	0.0	0.0	(0.4)	0.0	0.0	0.2	(0.2)
Incremental risk charge (IRC)	0.0	0.0	0.0	0.0	(1.1)	0.5	0.2	0.1	(0.3)
Comprehensive risk measure (CRM)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Securitization / re-securitization in the trading book	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Operational risk	0.3	0.3	0.0	0.0	0.3	0.2	0.0	0.4	1.4
Total RWA, phase-in	0.8	0.2	2.3	(0.2)	0.5	(1.4)	1.1	0.9	4.2
Phase-out items	0.0	0.0	0.0	0.0	0.0	(1.8)	0.0	0.0	(1.9)
Total RWA, fully applied	0.8	0.2	2.3	(0.2)	0.5	0.4	1.1	0.9	6.1

Capital management

Leverage ratio framework

The Swiss SRB leverage ratio is calculated by dividing the sum of period-end CET1, AT1 and other loss-absorbing capital by the period-end leverage ratio denominator (LRD). Under BIS rules, only CET1 and AT1 capital are included in the numerator.

The LRD consists of IFRS on-balance sheet assets and off-balance sheet items. Derivative exposures are adjusted for a number of items, including replacement value and eligible cash variation margin netting, the current exposure method add-on and net notional amounts for written credit derivatives. The LRD further includes an additional charge for counterparty credit risk related to securities financing transactions.

The Swiss SRB leverage ratio requirement is equal to 24% of the capital ratio requirements, excluding the countercyclical buffer requirement. As of 31 March 2016, the effective total leverage ratio requirement was 3.4%, an increase of 0.4 percentage points from 31 December 2015. Our CET1 capital covered the leverage ratio requirements for the base and buffer capital components and the low-trigger loss-absorbing capital satisfied our leverage ratio requirement for the progressive buffer component. In addition, high-trigger loss-absorbing capital is included in the buffer capital component for UBS Group.

→   Refer to the documents “UBS AG first quarter 2016 report” and “UBS Switzerland AG (standalone) regulatory information,” which will be available from 6 May 2016 in “Quarterly reporting” and “Disclosure for subsidiaries and branches” at www.ubs.com/investors, for more information

Swiss SRB leverage ratio requirements and information (phase-in)
	Swiss SRB leverage ratio (%)			Swiss SRB leverage ratio capital
	Requirement¹	Actual²		Requirement	Eligible²
CHF million, except where indicated	31.3.16	31.3.16	31.12.15	31.3.16	31.3.16	31.12.15
Base capital (common equity tier 1 capital)	1.1	1.1	1.1	9,828	9,828	9,763
Buffer capital (common equity tier 1 capital and high-trigger loss-absorbing capital)	1.5³	3.6	3.9	13,650	32,872	35,354
Progressive buffer capital (low-trigger loss-absorbing capital)	0.8	1.3	1.2	7,420	11,953	10,679
Total	3.4	6.0	6.2	30,898	54,654	55,796

1 Requirements for base capital (24% of 4.5%), buffer capital (24% of 6.3%) and progressive buffer capital (24% of 3.4%). The total leverage ratio requirement of 3.4% is the current phase-in requirement according to the Swiss Capital Adequacy Ordinance. In addition, FINMA defined a total leverage ratio target of 3.5%, which will be effective until it is exceeded by the Swiss SRB phase-in requirement.    2 Swiss SRB CET1 capital exceeding the base capital requirement is allocated to the buffer capital.    3 CET1 capital can be substituted by high-trigger LAC up to 0.6% in 2016.

Capital management

Leverage ratio information

In this section, we disclose leverage ratio information on a consolidated UBS Group basis. Leverage ratio information for UBS AG on a consolidated basis will be provided in the document “UBS AG first quarter 2016 report,” which will be available from 6 May 2016 in “Quarterly reporting” at www.ubs.com/investors.

Swiss SRB leverage ratio

As of 31 March 2016, our Swiss SRB leverage ratio was 5.4% on a fully applied basis compared with 5.3% as of 31 December 2015. On a phase-in basis our Swiss SRB leverage ratio was 6.0% compared with 6.2%. The fully applied LRD increased by CHF 8.2 billion to CHF 905.8 billion and was below our short- to medium-term expectation of around CHF 950 billion. On a phase-in basis, the LRD increased by CHF 6.0 billion to CHF 910.0 billion. The increase in the fully applied LRD was driven by an increase in book size of CHF 32.4 billion, partly offset by currency effects of CHF 18.8 billion and incremental netting and collateral mitigation benefits of CHF 4.6 billion.

The book size increase was primarily due to an increase of CHF 16.8 billion in securities financing transaction (SFT) exposures, mainly in the Investment Bank, resulting from client-driven increases and an increase in externally sourced collateral required to service client transactions due to a lower volume of available trading portfolio assets, as described below. In addition, on-balance sheet exposures increased by CHF 10.0 billion, driven by an increase of CHF 25.1 billion in Corporate Center – Group ALM, mainly due to an increase in cash and balances with central banks and non-trading securities, largely due to a strengthening of our liquidity position in anticipation of requirements applicable to our US intermediate holding company from July 2016. This was partly offset by client-driven and active reductions of CHF 14.8 billion in trading portfolio assets in the Investment Bank, including a reduction in trading portfolio assets held for hedging purposes. In addition, derivative exposures increased by CHF 4.6 billion, also largely in the Investment Bank, mainly related to foreign exchange and interest rate contracts, primarily due to currency movements and shifts in yield curves, respectively.

The decrease related to incremental netting and collateral mitigation benefits mainly reflected improved netting of long and short written credit derivative positions, as well as increased netting of eligible cash variation margin. In the aggregate, these changes reduced derivative exposures by CHF 3.6 billion.

→   Refer to the “Balance sheet” section of this report for more information on balance sheet movements

Leverage ratio denominator movement by key driver - fully applied
CHF billion	LRD as of 31.12.15	Currency effects	Incremental netting and collateral mitigation	Other methodology changes	Book size and other	LRD as of 31.3.16
On-balance sheet exposures (excluding derivative exposures and securities financing transactions)¹	625.2	(12.1)	(1.0)		10.0	622.1
Derivative exposures¹	128.9	(3.1)	(3.6)	(0.8)	4.6	126.0
Securities financing transactions¹	120.1	(3.0)			16.8	133.8
Off-balance sheet items	41.1	(1.2)			1.0	40.9
Deduction items	(17.7)	0.6			0.1	(17.0)
Total	897.6	(18.8)	(4.6)	(0.8)	32.4	905.8

1 Excludes positive replacement values, cash collateral receivables on derivative instruments, cash collateral on securities borrowed, reverse repurchase agreements, margin loans and prime brokerage receivables related to securities financing transactions, which are presented separately under derivative exposures and securities financing transactions in this table.

Swiss SRB leverage ratio

CHF million, except where indicated	31.3.16	31.12.15
Total IFRS assets	966,873	942,819
Difference between IFRS and regulatory scope of consolidation¹	(16,173)	(16,763)
Less derivative exposures and securities financing transactions²	(328,632)	(300,834)
On-balance sheet exposures (excluding derivative exposures and securities financing transactions)	622,069	625,222
Derivative exposures²	125,980	128,866
Securities financing transactions²	133,829	120,086
Off-balance sheet items	40,943	41,132
Items deducted from Swiss SRB tier 1 capital, phase-in	(12,822)	(11,291)
Total exposures (leverage ratio denominator), phase-in	910,000	904,014
Additional items deducted from Swiss SRB tier 1 capital, fully applied	(4,199)	(6,407)
Total exposures (leverage ratio denominator), fully applied	905,801	897,607

Phase-in
Common equity tier 1 capital	36,580	40,378
Loss-absorbing capital	18,073	15,418
Common equity tier 1 capital including loss-absorbing capital	54,654	55,796
Swiss SRB leverage ratio (%)	6.0	6.2

Fully applied
Common equity tier 1 capital	29,853	30,044
Loss-absorbing capital	18,698	17,391
Common equity tier 1 capital including loss-absorbing capital	48,551	47,435
Swiss SRB leverage ratio (%)	5.4	5.3

1 Represents the difference between the IFRS and the regulatory scope of consolidation, which is the applicable scope for the LRD calculation.    2 Consists of positive replacement values, cash collateral receivables on derivative instruments, cash collateral on securities borrowed, reverse repurchase agreements, margin loans and prime brokerage receivables related to securities financing transactions in accordance with the regulatory scope of consolidation, which are presented separately under derivative exposures and securities financing transactions in this table.

Capital management

Leverage ratio denominator by business division and Corporate Center unit
	As of 31.3.16
CHF billion	Wealth Management	Wealth Management Americas	Personal & Corporate Banking	Asset Management	Investment Bank	CC – Services	CC – Group ALM	CC – Non- core and Legacy Portfolio	Total LRD
Total IFRS assets	118.2	59.0	140.2	12.1	256.6	22.2	258.8	99.8	966.9
Difference between IFRS and regulatory scope of consolidation¹	(6.0)	(0.2)	0.0	(9.5)	(0.6)	(0.1)	0.2	0.0	(16.2)
Less derivative exposures and securities financing transactions²	(2.7)	(1.8)	(1.9)	0.0	(161.0)	0.0	(67.2)	(94.0)	(328.6)
On-balance sheet exposures (excluding derivative exposures and securities financing transactions)	109.5	57.0	138.4	2.5	94.9	22.1	191.9	5.9	622.1
Derivative exposures²	4.5	1.7	2.4	0.0	83.5	0.0	2.4	31.4	126.0
Securities financing transactions²	0.0	1.1	0.0	0.0	61.7	0.0	68.0	3.0	133.8
Off-balance sheet items	3.4	1.1	11.5	0.0	22.0	0.0	2.1	0.8	40.9
Items deducted from Swiss SRB tier 1 capital, phase-in						(12.8)			(12.8)
Total exposures (leverage ratio denominator), phase-in	117.4	60.9	152.2	2.5	262.2	9.3	264.5	41.1	910.0
Additional items deducted from Swiss SRB tier 1 capital, fully applied						(4.2)			(4.2)
Total exposures (leverage ratio denominator), fully applied	117.4	60.9	152.2	2.5	262.2	5.1	264.5	41.1	905.8

	As of 31.12.15
CHF billion	Wealth Management	Wealth Management Americas	Personal & Corporate Banking	Asset Management	Investment Bank	CC – Services	CC – Group ALM	CC – Non- core and Legacy Portfolio	Total LRD
Total IFRS assets	119.9	61.0	141.2	12.9	253.5	22.6	237.5	94.4	942.8
Difference between IFRS and regulatory scope of consolidation¹	(6.0)	(0.2)	0.0	(10.2)	(0.7)	0.0	0.3	0.0	(16.8)
Less derivative exposures and securities financing transactions²	(2.0)	(1.8)	(2.7)	0.0	(139.4)	0.0	(67.0)	(87.9)	(300.8)
On-balance sheet exposures (excluding derivative exposures and securities financing transactions)	111.8	59.0	138.5	2.7	113.5	22.5	170.8	6.5	625.2
Derivative exposures²	4.0	1.7	3.5	0.0	81.8	0.0	1.5	36.3	128.9
Securities financing transactions²	0.0	1.1	0.0	0.0	48.6	0.0	67.8	2.5	120.1
Off-balance sheet items	3.2	1.0	11.9	0.0	24.1	0.0	0.0	0.8	41.1
Items deducted from Swiss SRB tier 1 capital, phase-in						(11.3)			(11.3)
Total exposures (leverage ratio denominator), phase-in	119.0	62.9	153.8	2.7	268.0	11.3	240.2	46.2	904.0
Additional items deducted from Swiss SRB tier 1 capital, fully applied						(6.4)			(6.4)
Total exposures (leverage ratio denominator), fully applied	119.0	62.9	153.8	2.7	268.0	4.8	240.2	46.2	897.6

1 Represents the difference between the IFRS and the regulatory scope of consolidation, which is the applicable scope for the LRD calculation.    2 Consists of positive replacement values, cash collateral receivables on derivative instruments, cash collateral on securities borrowed, reverse repurchase agreements, margin loans and prime brokerage receivables related to securities financing transactions in accordance with the regulatory scope of consolidation, which are presented separately under derivative exposures and securities financing transactions in this table.

BIS leverage ratio

BIS Basel III leverage ratio¹
CHF million, except where indicated
Phase-in	31.3.16	31.12.15
Total tier 1 capital	43,541	44,559
Total exposures (leverage ratio denominator)	910,000	904,014
BIS Basel III leverage ratio (%)	4.8	4.9

Fully applied	31.3.16	31.12.15
Total tier 1 capital	37,438	36,198
Total exposures (leverage ratio denominator)	905,801	897,607
BIS Basel III leverage ratio (%)	4.1	4.0

1 Refer to the document “UBS Group AG (consolidated) regulatory information,” in the “Pillar 3, SEC filings & other disclosures” section at www.ubs.com/investors, for more information in line with FINMA disclosure requirements.

Capital management

Equity attribution and return on attributed equity

Average total equity attributed to the business divisions and Corporate Center increased by CHF 4.6 billion to CHF 47.9 billion during the first quarter of 2016. The increases in attributed equity for Corporate Center – Services, Group ALM, Wealth Management, Personal & Corporate Banking and the Investment Bank are largely due to changes in our equity attribution approach effective from the first quarter of 2016 as described in our Annual Report 2015.

→   Refer to the “Capital management” section of our Annual Report 2015 for more information on the equity attribution framework

Average equity attributable to UBS Group AG shareholders increased to CHF 55.1 billion in the first quarter of 2016 from CHF 54.7 billion in the prior quarter. The difference between average equity attributable to UBS Group AG shareholders and average equity attributed to the business divisions and Corporate Center decreased to CHF 7.2 billion compared with CHF 11.4 billion.

Average attributed equity
	For the quarter ended
CHF billion	31.3.16	31.12.15	31.3.15
Wealth Management	3.5	3.4	3.6
Wealth Management Americas	2.5	2.5	2.4
Personal & Corporate Banking	4.1	3.9	4.0
Asset Management	1.4	1.5	1.7
Investment Bank	7.7	7.3	7.3
Corporate Center	28.7	24.7	26.1
of which: Services	22.2	18.8	19.4
of which: Group items	21.0	17.3	18.2
of which: Group ALM	4.2	3.2	3.4
of which: Non-core and Legacy Portfolio	2.3	2.7	3.3
Average equity attributed to the business divisions and Corporate Center	47.9	43.3	45.1
Difference	7.2	11.4	6.4
Average equity attributable to UBS Group AG shareholders	55.1	54.7	51.5

Return on attributed equity and return on equity¹
	For the quarter ended
In %	31.3.16	31.12.15	31.3.15
Wealth Management	63.7	40.5	105.7
Wealth Management Americas	33.8	2.2	42.2
Personal & Corporate Banking	38.9	36.4	42.7
Asset Management	25.7	45.6	39.5
Investment Bank	13.1	4.4	42.0
UBS Group	5.1	6.9	15.4

1 Return on attributed equity shown for the business divisions and return on equity attributable to UBS Group AG shareholders shown for UBS Group. Return on attributed equity for Corporate Center is not shown, as it is not meaningful.

UBS shares

As of 31 March 2016, shares issued by UBS Group AG totaled 3,850,069,401 shares, reflecting an increase of 337,866 shares in the first  quarter of 2016 due to the issuance of shares out of conditional share capital upon exercise of employee share options.

UBS Group AG shares are registered shares with a par value of CHF 0.10 per share. They are traded and settled as global registered shares. Global registered shares provide direct and equal ownership for all shareholders, irrespective of the country and stock exchange on which they are traded. UBS Group AG shares are listed on the SIX Swiss Exchange (SIX) and the New York Stock Exchange (NYSE).

Treasury shares, which are primarily held to hedge share delivery obligations related to employee share and option participation plans, increased by 30,898,934 shares during the first  quarter of 2016 and totaled 129,605,209 shares as of 31 March 2016. The increase was mainly due to the acquisition of treasury shares in relation to employee share-based compensation awards.

UBS Group share information
	As of or for the quarter ended			% change from
	31.3.16	31.12.15	31.3.15	31.12.15
Shares issued	3,850,069,401	3,849,731,535	3,739,518,390	0
Treasury shares	129,605,209	98,706,275	85,258,884	31
Shares outstanding	3,720,464,192	3,751,025,260	3,654,259,506	(1)
Basic earnings per share (CHF)¹	0.19	0.25	0.54	(24)
Diluted earnings per share (CHF)¹	0.18	0.25	0.53	(28)
Equity attributable to UBS Group AG shareholders (CHF million)	54,845	55,313	52,359	(1)
Less: goodwill and intangible assets (CHF million)²	6,326	6,568	6,342	(4)
Tangible equity attributable to UBS Group AG shareholders (CHF million)	48,519	48,745	46,017	0
Total book value per share (CHF)	14.74	14.75	14.33	0
Tangible book value per share (CHF)	13.04	13.00	12.59	0
Share price (CHF)	15.49	19.52	18.32	(21)
Market capitalization (CHF million)	59,638	75,147	68,508	(21)

1 Refer to “Note 9 Earnings per share (EPS) and shares outstanding” in the “Consolidated financial statements” section of this report for more information on UBS Group AG (consolidated) EPS.    2 Goodwill and intangible assets used in the calculation of tangible equity attributable to UBS Group AG shareholders as of 31 March 2015 have been adjusted to reflect the non-controlling interests in UBS AG as of that date.

Consolidated financial statements

Unaudited

UBS Group AG interim consolidated financial statements (unaudited)

103	Income statement
104	Statement of comprehensive income
106	Balance sheet
108	Statement of changes in equity
110	Statement of cash flows

112	1 Basis of accounting
113	2 Segment reporting
115	3 Net interest and trading income
116	4 Net fee and commission income
117	5 Other income
118	6 Personnel expenses
118	7 General and administrative expenses
118	8 Income taxes
119	9 Earnings per share (EPS) and shares outstanding
120	10 Fair value measurement
132	11 Derivative instruments
133	12 Offsetting financial assets and financial liabilities
135	13 Other assets and liabilities
136	14 Financial liabilities designated at fair value
136	15 Debt issued held at amortized cost
137	16 Provisions and contingent liabilities
147	17 Guarantees, commitments and forward starting transactions
148	18 Changes in organization and disposals
149	19 Currency translation rates

UBS AG interim consolidated financial information (unaudited)

150	Comparison UBS Group AG (consolidated) vs UBS AG (consolidated)
152	Key figures

UBS Group AG interim consolidated financial statements (unaudited)

Income statement
		For the quarter ended			% change from
CHF million, except per share data	Note	31.3.16	31.12.15	31.3.15	4Q15	1Q15
Interest income	3	3,407	3,363	3,172	1	7
Interest expense	3	(1,695)	(1,604)	(1,535)	6	10
Net interest income	3	1,712	1,759	1,637	(3)	5
Credit loss (expense) / recovery		(3)	(59)	(16)	(95)	(81)
Net interest income after credit loss expense		1,709	1,700	1,621	1	5
Net fee and commission income	4	4,093	4,218	4,401	(3)	(7)
Net trading income	3	1,013	898	2,135	13	(53)
Other income	5	17	(41)	685		(98)
Total operating income		6,833	6,775	8,841	1	(23)
Personnel expenses	6	3,924	3,843	4,172	2	(6)
General and administrative expenses	7	1,664	2,413	1,713	(31)	(3)
Depreciation and impairment of property, equipment and software		243	260	221	(7)	10
Amortization and impairment of intangible assets		23	24	28	(4)	(18)
Total operating expenses		5,855	6,541	6,134	(10)	(5)
Operating profit / (loss) before tax		978	234	2,708	318	(64)
Tax expense / (benefit)	8	270	(715)	670		(60)
Net profit / (loss)		708	950	2,038	(25)	(65)
Net profit / (loss) attributable to non-controlling interests		0	1	61	(100)	(100)
Net profit / (loss) attributable to UBS Group AG shareholders		707	949	1,977	(26)	(64)

Earnings per share (CHF)
Basic	9	0.19	0.25	0.54	(24)	(65)
Diluted	9	0.18	0.25	0.53	(28)	(66)

UBS Group AG interim consolidated financial statements (unaudited)

Statement of comprehensive income
	For the quarter ended
CHF million	31.3.16	31.12.15	31.3.15

Comprehensive income attributable to UBS Group AG shareholders
Net profit / (loss)	707	949	1,977

Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements, before tax	(953)	571	(803)
Foreign exchange amounts reclassified to the income statement from equity	123	(115)	0
Income tax relating to foreign currency translation movements	5	(3)	3
Subtotal foreign currency translation, net of tax	(825)	452	(799)
Financial assets available for sale
Net unrealized gains / (losses) on financial assets available for sale, before tax	253	(74)	216
Impairment charges reclassified to the income statement from equity	0	1	0
Realized gains reclassified to the income statement from equity	(89)	(23)	(117)
Realized losses reclassified to the income statement from equity	13	12	15
Income tax relating to net unrealized gains / (losses) on financial assets available for sale	(46)	26	(37)
Subtotal financial assets available for sale, net of tax	131	(59)	77
Cash flow hedges
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	944	(160)	256
Net (gains) / losses reclassified to the income statement from equity	(303)	(362)	(237)
Income tax relating to cash flow hedges	(127)	104	(4)
Subtotal cash flow hedges, net of tax	513	(419)	14
Total other comprehensive income that may be reclassified to the income statement, net of tax	(181)	(25)	(708)

Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains / (losses) on defined benefit plans, before tax	(191)	203	720
Income tax relating to defined benefit plans	12	(1)	(181)
Subtotal defined benefit plans, net of tax	(179)	202	539
Own credit on financial liabilities designated at fair value
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax	68
Income tax relating to own credit on financial liabilities designated at fair value	(16)
Subtotal own credit on financial liabilities designated at fair value, net of tax	52
Total other comprehensive income that will not be reclassified to the income statement, net of tax	(127)	202	539

Total other comprehensive income	(308)	177	(169)
Total comprehensive income attributable to UBS Group AG shareholders	399	1,126	1,808

Statement of comprehensive income (continued)
	For the quarter ended
CHF million	31.3.16	31.12.15	31.3.15

Comprehensive income attributable to non-controlling interests
Net profit / (loss)	0	1	61

Other comprehensive income that may be reclassified to the income statement
Other comprehensive income that may be reclassified to the income statement, before tax	0	0	5
Income tax relating to other comprehensive income that may be reclassified to the income statement	0	0	(1)
Total other comprehensive income that may be reclassified to the income statement, net of tax	0	0	3

Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax	(50)	37	(157)
Income tax relating to foreign currency translation movements	0	0	0
Subtotal foreign currency translation, net of tax	(50)	37	(157)
Gains / (losses) on defined benefit plans, before tax	0	0	15
Income tax relating to defined benefit plans	0	0	(4)
Subtotal defined benefit plans, net of tax	0	0	11
Total other comprehensive income that will not be reclassified to the income statement, net of tax	(50)	37	(146)

Total other comprehensive income	(50)	37	(143)
Total comprehensive income attributable to non-controlling interests	(50)	38	(81)

Total comprehensive income
Net profit / (loss)	708	950	2,038
Other comprehensive income	(358)	214	(312)
of which: other comprehensive income that may be reclassified to the income statement	(181)	(25)	(705)
of which: other comprehensive income that will not be reclassified to the income statement	(177)	239	393
Total comprehensive income	349	1,164	1,726

UBS Group AG interim consolidated financial statements (unaudited)

Balance sheet
				% change from
CHF million	Note	31.3.16	31.12.15	31.12.15

Assets
Cash and balances with central banks		105,710	91,306	16
Due from banks		13,551	11,948	13
Loans		304,873	311,954	(2)
Cash collateral on securities borrowed	12	32,432	25,584	27
Reverse repurchase agreements	12	73,562	67,893	8
Trading portfolio assets	10	105,276	124,035	(15)
of which: assets pledged as collateral which may be sold or repledged by counterparties		32,549	51,943	(37)
Positive replacement values	10, 11, 12	180,518	167,435	8
Cash collateral receivables on derivative instruments	12	25,460	23,763	7
Financial assets designated at fair value	10, 12	40,976	6,146	567
Financial assets available for sale	10	31,266	62,543	(50)
Financial assets held to maturity		2,889
Investments in associates		953	954	0
Property, equipment and software		7,763	7,695	1
Goodwill and intangible assets		6,326	6,568	(4)
Deferred tax assets		12,192	12,835	(5)
Other assets	13	23,123	22,160	4
Total assets		966,873	942,819	3

Balance sheet (continued)
				% change from
CHF million	Note	31.3.16	31.12.15	31.12.15

Liabilities
Due to banks		11,350	11,836	(4)
Due to customers		401,504	390,185	3
Cash collateral on securities lent	12	6,353	8,029	(21)
Repurchase agreements	12	6,516	9,653	(32)
Trading portfolio liabilities	10	33,157	29,137	14
Negative replacement values	10, 11, 12	179,018	162,430	10
Cash collateral payables on derivative instruments	12	36,690	38,282	(4)
Financial liabilities designated at fair value	10, 12, 14	57,761	62,995	(8)
Debt issued	15	101,316	93,147	9
Provisions	16	3,961	4,164	(5)
Other liabilities	13	72,461	75,652	(4)
Total liabilities		910,088	885,511	3

Equity
Share capital		385	385	0
Share premium		30,784	31,164	(1)
Treasury shares		(2,138)	(1,693)	26
Retained earnings		30,041	29,504	2
Other comprehensive income recognized directly in equity, net of tax		(4,228)	(4,047)	4
Equity attributable to UBS Group AG shareholders		54,845	55,313	(1)
Equity attributable to non-controlling interests		1,941	1,995	(3)
Total equity		56,786	57,308	(1)
Total liabilities and equity		966,873	942,819	3

UBS Group AG interim consolidated financial statements (unaudited)

Statement of changes in equity
CHF million	Share capital	Share premium	Treasury shares	Retained earnings
Balance as of 1 January 2015	372	32,590	(1,393)	22,134
Issuance of share capital	0
Acquisition of treasury shares			(1,056)
Disposal of treasury shares			930
Treasury share gains / (losses) and net premium / (discount) on own equity derivative activity		(52)
Premium on shares issued and warrants exercised		8
Employee share and share option plans		(272)
Tax (expense) / benefit recognized in share premium		8
Dividends
Equity classified as obligation to purchase own shares		(1)
Total comprehensive income for the period				2,516
of which: Net profit / (loss)				1,977
of which: Other comprehensive income that may be reclassified to the income statement, net of tax
of which: Other comprehensive income that will not be reclassified to the income statement, net of tax – defined benefit plans				539
of which: Other comprehensive income that will not be reclassified to the income statement, net of tax – foreign currency translation
Changes to legal structure / reorganization: Increase in UBS Group AG’s ownership interest in UBS AG	2	153	117	129
Balance as of 31 March 2015	374	32,434	(1,402)	24,779

Balance as of 1 January 2016	385	31,164	(1,693)	29,504
Issuance of share capital	0
Acquisition of treasury shares			(1,117)
Disposal of treasury shares			672
Treasury share gains / (losses) and net premium / (discount) on own equity derivative activity		(12)
Premium on shares issued and warrants exercised		2
Employee share and share option plans		(428)
Tax (expense) / benefit recognized in share premium		15
Dividends
New consolidations / (deconsolidations) and other increases / (decreases)		43		(43)
Total comprehensive income for the period				580
of which: Net profit / (loss)				707
of which: Other comprehensive income that may be reclassified to the income statement, net of tax
of which: Other comprehensive income that will not be reclassified to the income statement, net of tax – defined benefit plans				(179)
of which: Other comprehensive income that will not be reclassified to the income statement, net of tax – own credit				52
of which: Other comprehensive income that will not be reclassified to the income statement, net of tax – foreign currency translation
Balance as of 31 March 2016	385	30,784	(2,138)	30,041
1 Excludes defined benefit plans and own credit that are recorded directly in Retained earnings.

Other comprehensive income recognized directly in equity, net of tax¹	of which: Foreign currency translation	of which: Financial assets available for sale	of which: Cash flow hedges	Total equity attributable to UBS Group AG shareholders	Non-controlling interests	Total equity
(3,093)	(5,406)	228	2,084	50,608	3,760	54,368
				0		0
				(1,056)		(1,056)
				930		930
				(52)		(52)
				8		8
				(272)		(272)
				8		8
				0	(5)	(5)
				(1)		(1)
(708)	(799)	77	14	1,808	(81)	1,726
				1,977	61	2,038
(708)	(799)	77	14	(708)	3	(705)
				539	11	550
				0	(157)	(157)
(25)	(39)	1	12	376	(376)	0
(3,826)	(6,244)	306	2,111	52,359	3,298	55,656

(4,047)	(5,857)	172	1,638	55,313	1,995	57,308
				0		0
				(1,117)		(1,117)
				672		672
				(12)		(12)
				2		2
				(428)		(428)
				15		15
				0	(5)	(5)
				0	0	0
(181)	(825)	131	513	399	(50)	349
				707	0	708
(181)	(825)	131	513	(181)		(181)
				(179)		(179)
				52		52
				0	(50)	(50)
(4,228)	(6,682)	303	2,151	54,845	1,941	56,786

UBS Group AG interim consolidated financial statements (unaudited)

Statement of cash flows
	Year-to-date
CHF million	31.3.16	31.3.15

Cash flow from / (used in) operating activities
Net profit / (loss)	708	2,038
Non-cash items included in net profit and other adjustments:
Depreciation and impairment of property, equipment and software	243	221
Amortization and impairment of intangible assets	23	28
Credit loss expense / (recovery)	3	16
Share of net profits of associates	(18)	(23)
Deferred tax expense / (benefit)	93	495
Net loss / (gain) from investing activities	779	(610)
Net loss / (gain) from financing activities	612	2,045
Other net adjustments	(899)	6,353
Net change in operating assets and liabilities:
Due from / to banks	(13)	(93)
Cash collateral on securities borrowed and reverse repurchase agreements	(16,074)	(17,712)
Cash collateral on securities lent and repurchase agreements	(3,941)	3,895
Trading portfolio and replacement values	22,774	521
Financial assets designated at fair value	(35,242)	(380)
Cash collateral on derivative instruments	(2,404)	3,003
Loans	3,048	(3,461)
Due to customers	15,759	(6,188)
Other assets, provisions and other liabilities	(1,268)	404
Income taxes paid, net of refunds	(63)	(36)
Net cash flow from / (used in) operating activities	(15,880)	(9,485)

Cash flow from / (used in) investing activities
Purchase of subsidiaries, associates and intangible assets	0	(38)
Disposal of subsidiaries, associates and intangible assets¹	1	155
Purchase of property, equipment and software	(432)	(397)
Disposal of property, equipment and software	4	505
Purchase of financial assets available for sale	(5,597)	(46,274)
Disposal and redemption of financial assets available for sale	36,045	26,451
Net (purchase) / redemption of financial assets held to maturity	(2,889)
Net cash flow from / (used in) investing activities	27,133	(19,599)

Table continues on the next page.

Statement of cash flows (continued)

Table continued from previous page.
	Year-to-date
CHF million	31.3.16	31.3.15

Cash flow from / (used in) financing activities
Net short-term debt issued / (repaid)	9,814	(3,584)
Net movements in treasury shares and own equity derivative activity	(1,072)	(673)
Issuance of long-term debt, including financial liabilities designated at fair value	15,904	16,414
Repayment of long-term debt, including financial liabilities designated at fair value	(17,057)	(13,592)
Net changes in non-controlling interests and preferred notes	(5)	(6)
Net cash flow from / (used in) financing activities	7,583	(1,441)

Effects of exchange rate differences on cash and cash equivalents	(2,298)	(3,813)
Net increase / (decrease) in cash and cash equivalents	16,538	(34,338)
Cash and cash equivalents at the beginning of the period	103,044	116,715
Cash and cash equivalents at the end of the period	119,582	82,377

Cash and cash equivalents comprise:
Cash and balances with central banks	105,710	68,854
Due from banks	12,805	11,712
Money market paper²	1,068	1,811
Total³	119,582	82,377

Additional information
Net cash flow from / (used in) operating activities include:
Cash received as interest	2,932	2,536
Cash paid as interest	1,488	1,364
Cash received as dividends on equity investments, investment funds and associates⁴	426	479

1 Includes dividends received from associates.    2 Money market paper is included in the balance sheet under Trading portfolio assets, Financial assets available for sale and Financial assets designated at fair value.    3 CHF 3,837 million and CHF 4,166 million of cash and cash equivalents (mainly reflected in Due from banks)  were restricted as of 31 March 2016 and 31 March 2015. Refer to Note 25 in the Annual Report 2015 for more information.    4 Includes dividends received from associates reported within cash flow from / (used in) investing activities.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Notes to the UBS Group AG interim
consolidated financial statements (unaudited)

Note 1   Basis of accounting

The consolidated financial statements (the Financial Statements) of UBS Group AG and its subsidiaries (together “UBS” or “the Group”) are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and are stated in Swiss francs (CHF), the currency of Switzerland where UBS Group AG is incorporated. These interim Financial Statements are prepared in accordance with IAS 34, Interim Financial Reporting.

In preparing these interim Financial Statements, the same accounting policies and methods of computation have been applied as in the UBS Group AG consolidated annual Financial Statements for the period ended 31 December 2015, except for the changes described below. These interim Financial Statements are unaudited and should be read in conjunction with UBS Group AG’s audited consolidated Financial Statements included in the Annual Report 2015. In the opinion of management, all necessary adjustments were made for a fair presentation of the Group’s financial position, results of operations and cash flows.

Preparation of these interim Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities. These estimates and assumptions are based on the best available information. Actual results in the future could differ from such estimates and such differences may be material to the Financial Statements. Revisions to estimates, based on regular reviews, are recognized in the period in which they occur. For more information on areas of estimation uncertainty considered to require critical judgment, refer to item 2 of “Note 1a) Significant accounting policies” in the audited “Consolidated financial statements” section of the Annual Report 2015.

Own credit

In the first quarter of 2016, UBS adopted the own credit presentation requirements of IFRS 9, Financial Instruments. Under these requirements of IFRS 9, changes in the fair value of financial liabilities designated at fair value through profit or loss related to own credit are recognized in Other comprehensive income directly within Retained earnings. As the Group does not hedge changes in own credit arising on financial liabilities designated at fair value, presenting own credit within Other comprehensive income does not create or increase an accounting mismatch in the income statement. The unrealized and any realized own credit recognized in Other comprehensive income will not be reclassified to the Income statement in future periods. Changes in own credit presented in prior periods have not been restated and remain within Net trading income. UBS will adopt the classification, measurement and impairment requirements of IFRS 9 as of the mandatory effective date of 1 January 2018.

→   Refer to Note 10 for more information on own credit

Balance sheet classification of newly purchased high-quality liquid debt securities

Starting with the first quarter of 2016, UBS classifies newly purchased debt securities held as high-quality liquid assets (HQLA), and managed by Corporate Center – Group Asset and Liability Management (Group ALM), as either financial assets designated at fair value through profit or loss or financial assets held to maturity. Debt securities acquired prior to the first quarter of 2016 and held for liquidity purposes remain classified as financial assets available for sale.

Classification of debt securities as financial assets designated at fair value through profit or loss is applied for most debt securities purchased starting with the first quarter of 2016, and is intended to reduce accounting mismatches by ensuring that changes in the fair value of the securities are recognized in the income statement in line with the associated interest rate derivatives used for risk management purposes. A small portion of newly purchased debt securities are classified as financial assets held to maturity, reflecting the intended holding period for these assets. These securities are non-derivative financial investments with fixed or determinable payments and fixed maturities that UBS has the positive intention and ability to hold until maturity. They are recognized on a settlement date basis and are recorded initially at fair value, together with any transaction costs directly attributable to the acquisition. Subsequently, the securities are measured at amortized cost using the effective interest method.

Note 2   Segment reporting

UBS‘s businesses are organized globally into five business divisions: Wealth Management, Wealth Management Americas, Personal & Corporate Banking, Asset Management and the Investment Bank, supported by Corporate Center. The five business divisions qualify as reportable segments for the purpose of segment reporting and, together with Corporate Center and its units, reflect the management structure of the Group. The non-core activities and positions formerly in the Investment Bank are managed and reported in Corporate Center. Together with the Legacy Portfolio, these non-core activities and positions are reported as a separate reportable segment within Corporate Center as Non-core and Legacy Portfolio. Financial information about the five business divisions and Corporate Center (with its units) is presented separately in internal management reports to the Group Executive Board, which is considered the “chief operating decision maker” within the context of IFRS 8 Operating Segments.

UBS’s internal accounting policies, which include management accounting policies and service level agreements, determine the revenues and expenses directly attributable to each reportable segment. Internal charges and transfer pricing adjustments are reflected in operating results of the reportable segments. Transactions between the reportable segments are reflected in the operating results of the reportable segments. Revenue-sharing agreements are used to allocate external client revenues to reportable segments where several reportable segments are providing services to the client. Commissions are credited to the reportable segments based on the corresponding client relationship. Net interest income is generally allocated to the reportable segments based on their balance sheet positions. Interest income earned from managing UBS’s consolidated equity is allocated to the reportable segments based on average attributed equity. Total intersegment revenues for the Group are immaterial as the majority of the revenues are allocated across the segments by means of revenue-sharing agreements.

Assets and liabilities of the reportable segments are funded through, and invested with, Corporate Center – Group ALM and the net interest margin is reflected in the results of each reportable segment.

As part of the annual business planning cycle, Corporate Center – Services agrees with the business divisions and other Corporate Center units cost allocations for services at fixed amounts or at variable amounts based on fixed formulas, depending on capital and service consumption levels, as well as the nature of the services performed. Because actual costs incurred may differ from those expected, however, Corporate Center – Services may recognize significant under or over-allocations depending on various factors. Each year these cost allocations will be reset, taking account of the prior years’ experience and plans for the forthcoming period.

Segment balance sheet assets do not include intercompany balances. This view is in line with internal reporting to management. Certain assets managed centrally by Corporate Center – Services and Corporate Center – Group ALM (including property, equipment and software and certain financial assets) are allocated to the segments on a basis different to which the corresponding costs and / or revenues are allocated. Specifically, certain assets are reported in Corporate Center – Services and Corporate Center – Group ALM, whereas the corresponding costs and / or revenues are entirely or partly allocated to the segments based on various internally determined allocations. Similarly, certain assets are reported in the business divisions, whereas the corresponding costs and / or revenues are entirely or partly allocated to Corporate Center – Services.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 2   Segment reporting (continued)

	Wealth Management	Wealth Management Americas	Personal & Corporate Banking	Asset Management	Investment Bank	Corporate Center			UBS
CHF million						Services	Group ALM	Non-core and Legacy Portfolio

For the quarter ended 31 March 2016
Net interest income	474	327	477	(7)	312	(89)	243	(23)	1,712
Non-interest income	1,305	1,542	392	474	1,624	14	(224)	(3)	5,123
Allocations from Corporate Center Group ALM to business divisions and other CC units	106	21	94	3	(59)	21	(168)	(18)	0
Income¹	1,885	1,891	963	468	1,877	(55)	(150)	(44)	6,835
Credit loss (expense) / recovery	0	(1)	0	0	2	0	0	(3)	(3)
Total operating income	1,885	1,889	963	468	1,879	(55)	(150)	(47)	6,833
Personnel expenses	615	1,202	213	183	728	968	8	7	3,924
General and administrative expenses	128	144	61	57	170	1,042	3	60	1,664
Services (to) / from business divisions and Corporate Center	583	318	287	137	718	(2,099)	(13)	69	0
of which: services from CC Services	562	315	311	142	691	(2,105)	29	56	0
Depreciation and impairment of property, equipment and software	1	0	4	0	6	232	0	0	243
Amortization and impairment of intangible assets	1	13	0	1	3	5	0	0	23
Total operating expenses²	1,327	1,678	564	378	1,625	148	(2)³	135	5,855
Operating profit / (loss) before tax	557	211	399	90	253	(203)	(148)	(183)	978
Tax expense / (benefit)									270
Net profit / (loss)									708

As of 31 March 2016
Total assets	118,179	58,987	140,242	12,059	256,585	22,191	258,809	99,821	966,873

For the quarter ended 31 March 2015⁴
Net interest income	429	239	465	(9)	399	(80)	210	(16)	1,637
Non-interest income	1,686	1,539	412	515	2,292	400	392	(15)	7,221
Allocations from Corporate Center Group ALM to business divisions and other CC units	131	23	122	5	(34)	54	(289)	(12)	0
Income¹	2,246	1,801	1,000	511	2,655	374	313	(43)	8,858
Credit loss (expense) / recovery	1	0	(21)	0	2	0	0	2	(16)
Total operating income	2,247	1,801	979	511	2,657	374	313	(41)	8,841
Personnel expenses	661	1,123	226	167	1,008	950	8	31	4,172
General and administrative expenses	111	120	53	55	189	1,139	4	42	1,713
Services (to) / from business divisions and Corporate Center	521	293	268	119	681	(1,964)	(15)	97	0
of which: services from CC Services	508	289	292	123	667	(1,973)	14	80	0
Depreciation and impairment of property, equipment and software	2	1	4	0	6	207	0	0	221
Amortization and impairment of intangible assets	1	12	0	2	7	5	0	0	28
Total operating expenses²	1,296	1,548	552	343	1,891	337	(4)³	171	6,134
Operating profit / (loss) before tax	951	253	427	168	766	37	317	(212)	2,708
Tax expense / (benefit)									670
Net profit / (loss)									2,038

As of 31 December 2015
Total assets	119,850	60,993	141,164	12,874	253,486	22,566	237,517	94,369	942,819

1 The own credit presentation requirements of IFRS 9 were adopted as of 1 January 2016. From this date onward, changes in the fair value of financial liabilities designated at fair value through profit and loss related to own credit are recognized in other comprehensive income and no longer in net trading income in the income statement. Comparative period information was not restated. Refer to Note 1 for further information.    2 Refer to Note 18 for information on restructuring expenses.    3 Operating expenses for Corporate Center  Group ALM are presented on a net basis after allocations to business divisions and other Corporate Center units. Corporate Center  Group ALM incurred total operating expenses before allocations of CHF 11 million in the first quarter of 2016 and CHF 11 million in the first quarter of 2015, respectively.    4 Figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.

Note 3  Net interest and trading income

	For the quarter ended			% change from
CHF million	31.3.16	31.12.15	31.3.15	4Q15	1Q15

Net interest and trading income
Net interest income	1,712	1,759	1,637	(3)	5
Net trading income	1,013	898	2,135	13	(53)
Total net interest and trading income	2,725	2,657	3,772	3	(28)
Wealth Management	750	774	806	(3)	(7)
Wealth Management Americas	439	418	357	5	23
Personal & Corporate Banking	643	666	687	(3)	(6)
Asset Management	(8)	(2)	(6)	300	33
Investment Bank	1,021	802	1,717	27	(41)
of which: Corporate Client Solutions	120	154	274	(22)	(56)
of which: Investor Client Services	901	648	1,444	39	(38)
Corporate Center	(120)	(1)	209
of which: Services	(9)	(24)	26	(63)
of which: Group ALM	(68)	105	268
of which: own credit on financial liabilities designated at fair value¹		35	226	(100)	(100)
of which: Non-core and Legacy Portfolio	(43)	(83)	(84)	(48)	(49)
Total net interest and trading income	2,725	2,657	3,772	3	(28)

Net interest income
Interest income
Interest income from loans and deposits²	2,330	2,243	2,098	4	11
Interest income from securities financing transactions³	252	320	192	(21)	31
Interest income from trading portfolio⁴	688	645	755	7	(9)
Interest income from financial assets and liabilities designated at fair value	73	54	43	35	70
Interest income from financial assets available for sale and held to maturity⁴	65	101	84	(36)	(23)
Total	3,407	3,363	3,172	1	7
Interest expense
Interest expense on loans and deposits⁵	182	118	138	54	32
Interest expense on securities financing transactions⁶	286	348	191	(18)	50
Interest expense on trading portfolio⁷	376	236	410	59	(8)
Interest expense on financial assets and liabilities designated at fair value	201	188	191	7	5
Interest expense on debt issued	651	714	605	(9)	8
Total	1,695	1,604	1,535	6	10
Net interest income	1,712	1,759	1,637	(3)	5

Net trading income
Investment Bank Corporate Client Solutions	(38)	(12)	114	217
Investment Bank Investor Client Services	802	449	1,236	79	(35)
Other business divisions and Corporate Center	249	460	785	(46)	(68)
Net trading income	1,013	898	2,135	13	(53)
of which: net gains / (losses) from financial liabilities designated at fair value¹˒⁸	1,059	(1,165)	(988)

1 Refer to Note 1 for more information.    2 Consists of interest income from balances with central banks, amounts due from banks and loans, and negative interest on amounts due to banks and customers.    3 Includes interest income on securities borrowed and reverse repurchase agreements and negative interest, including fees, on securities lent and repurchase agreements.    4 Includes dividend income.    5 Consists of interest expense on amounts due to banks and customers, and negative interest on balances with central banks, amounts due from banks and loans.    6 Includes interest expense on securities lent and repurchase agreements and negative interest, including fees, on securities borrowed and reverse repurchase agreements.    7 Includes expense related to dividend payment obligations on trading liabilities.    8 Excludes fair value changes of hedges related to financial liabilities designated at fair value and foreign currency translation effects arising from translating foreign currency transactions into the respective functional currency, both of which are reported within net trading income.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 4  Net fee and commission income

	For the quarter ended			% change from
CHF million	31.3.16	31.12.15	31.3.15	4Q15	1Q15
Underwriting fees	221	281	345	(21)	(36)
of which: equity underwriting fees	113	195	229	(42)	(51)
of which: debt underwriting fees	107	85	116	26	(8)
M&A and corporate finance fees	139	233	178	(40)	(22)
Brokerage fees	966	908	1,077	6	(10)
Investment fund fees	814	850	923	(4)	(12)
Portfolio management and advisory fees	1,966	1,978	1,940	(1)	1
Other	426	411	421	4	1
Total fee and commission income	4,533	4,660	4,884	(3)	(7)
Brokerage fees paid	197	203	232	(3)	(15)
Other	242	239	251	1	(4)
Total fee and commission expense	440	442	483	0	(9)
Net fee and commission income	4,093	4,218	4,401	(3)	(7)
of which: net brokerage fees	769	705	845	9	(9)

Note 5  Other income

	For the quarter ended			% change from
CHF million	31.3.16	31.12.15	31.3.15	4Q15	1Q15
Associates and subsidiaries
Net gains / (losses) from disposals of subsidiaries¹	(123)	144	141
Net gains / (losses) from disposals of investments in associates	0	0	0
Share of net profits of associates	18	10	23	80	(22)
Total	(104)	154	164
Financial assets available for sale
Net gains / (losses) from disposals	76	11	105	591	(28)
Impairment charges	0	(1)	0	(100)
Total	76	10	105	660	(28)
Net income from properties (excluding net gains / (losses) from disposals)²	7	8	7	(13)	0
Net gains / (losses) from investment properties³	0	1	0	(100)
Net gains / (losses) from disposals of properties held for sale	0	0	378		(100)
Net gains / (losses) from disposals of loans and receivables	(1)	0	26
Other	40	(214)	5		700
Total other income	17	(41)	685		(98)

1 Includes foreign exchange gains / (losses) reclassified from other comprehensive income related to disposed or partially disposed foreign subsidiaries and branches.    2 Includes net rent received from third parties and net operating expenses.    3 Includes unrealized and realized gains / (losses) from investment properties and foreclosed assets.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 6  Personnel expenses

	For the quarter ended			% change from
CHF million	31.3.16	31.12.15	31.3.15	4Q15	1Q15
Salaries and variable compensation	2,360	2,238	2,625	5	(10)
Contractors	101	103	81	(2)	25
Social security	184	202	230	(9)	(20)
Pension and other post-employment benefit plans	199	217	224	(8)	(11)
Wealth Management Americas: Financial advisor compensation¹	909	917	870	(1)	4
Other personnel expenses	172	167	142	3	21
Total personnel expenses²	3,924	3,843	4,172	2	(6)

1 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, assets and other variables. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment which are subject to vesting requirements.    2 Includes restructuring expenses. Refer to Note 18 for more information.

Note 7  General and administrative expenses

	For the quarter ended			% change from
CHF million	31.3.16	31.12.15	31.3.15	4Q15	1Q15
Occupancy	234	252	227	(7)	3
Rent and maintenance of IT and other equipment	140	134	149	4	(6)
Communication and market data services	166	153	155	8	7
Administration	138	327	115	(58)	20
Marketing and public relations	99	139	79	(29)	25
Travel and entertainment	118	131	105	(10)	12
Professional fees	278	403	286	(31)	(3)
Outsourcing of IT and other services	435	509	393	(15)	11
Provisions for litigation, regulatory and similar matters¹	39	365	58	(89)	(33)
Other	16	1	144		(89)
Total general and administrative expenses²	1,664	2,413	1,713	(31)	(3)

1 Reflects the net increase in provisions for litigation, regulatory and similar matters recognized in the income statement. Refer to Note 16 for more information. Also includes recoveries from third parties (first quarter of 2016: CHF 3 million; fourth quarter of 2015: CHF 10 million; first quarter of 2015: CHF 9 million).    2 Includes net restructuring expenses. Refer to Note 18 for more information.

Note 8   Income taxes

The Group recognized a net income tax expense of CHF 270 million for the first quarter of 2016, compared with a net tax benefit of CHF 715 million for the fourth quarter of 2015. The first quarter included net tax expenses of CHF 205 million, which mainly related to current taxes payable by UBS AG branches and subsidiaries, including UBS Switzerland AG. In addition, it included an expense of CHF 65 million with respect to amortization of deferred tax assets previously recognized in relation to Swiss tax losses carried forward and deductible temporary differences to reflect their offset against profits for the quarter.

Note 9   Earnings per share (EPS) and shares outstanding

	As of or for the quarter ended			% change from
	31.3.16	31.12.15	31.3.15	4Q15	1Q15

Basic earnings (CHF million)
Net profit / (loss) attributable to UBS Group AG shareholders	707	949	1,977	(26)	(64)

Diluted earnings (CHF million)
Net profit / (loss) attributable to UBS Group AG shareholders	707	949	1,977	(26)	(64)
Less: (profit) / loss on UBS Group AG equity derivative contracts	(1)	0	0
Net profit / (loss) attributable to UBS Group AG shareholders for diluted EPS	706	949	1,977	(26)	(64)

Weighted average shares outstanding
Weighted average shares outstanding for basic EPS	3,741,452,190	3,752,415,299	3,642,212,051	0	3
Effect of dilutive potential shares resulting from notional shares, in-the-money options and warrants outstanding	98,451,157	99,695,884	81,099,757	(1)	21
Weighted average shares outstanding for diluted EPS	3,839,903,347	3,852,111,183	3,723,311,808	0	3

Earnings per share (CHF)
Basic	0.19	0.25	0.54	(24)	(65)
Diluted	0.18	0.25	0.53	(28)	(66)

Shares outstanding
Shares issued	3,850,069,401	3,849,731,535	3,739,518,390	0	3
Treasury shares	129,605,209	98,706,275	85,258,884	31	52
Shares outstanding	3,720,464,192	3,751,025,260	3,654,259,506	(1)	2

The table below outlines the potential shares which could dilute basic earnings per share in the future, but were not dilutive for the periods presented.

				% change from
Number of shares	31.3.16	31.12.15	31.3.15	4Q15	1Q15

Potentially dilutive instruments
Employee share-based compensation awards	54,091,948	67,766,835	79,050,200	(20)	(32)
Other equity derivative contracts	10,619,640	6,341,855	7,323,773	67	45
Total	64,711,588	74,108,690	86,373,973	(13)	(25)

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 10  Fair value measurement

This Note provides fair value measurement information for both financial and non-financial instruments and should be read in conjunction with “Note 24 Fair Value Measurement” of the Annual Report 2015 which provides more information on valuation principles, valuation governance, valuation techniques, valuation adjustments, fair value hierarchy classification, valuation inputs, sensitivity of fair value measurements and methods applied to calculate fair values for financial instruments not measured at fair value.

a) Valuation adjustments

Day-1 reserves

The table below summarizes the changes in deferred day-1 profit or loss reserves during the respective period. Amounts deferred are released and gains or losses are recorded in Net trading income when pricing of equivalent products or the underlying parameters become observable or when the transaction is closed out.

Deferred day-1 profit or loss
	For the quarter ended
CHF million	31.3.16	31.12.15	31.3.15
Balance at the beginning of the period	421	421	480
Profit / (loss) deferred on new transactions	123	57	76
(Profit) / loss recognized in the income statement	(58)	(68)	(81)
Foreign currency translation	(13)	11	(17)
Balance at the end of the period	474	421	458

Credit valuation, funding valuation, debit valuation and other valuation adjustments

The effects of credit valuation, funding valuation, debit valuation and other valuation adjustments are summarized in the table below.

Valuation adjustments on financial instruments
	As of
Life-to-date gain / (loss), CHF billion	31.3.16	31.12.15
Credit valuation adjustments¹	(0.3)	(0.3)
Funding valuation adjustments	(0.2)	(0.2)
Debit valuation adjustments	0.0	0.0
Other valuation adjustments	(0.8)	(0.8)
of which: liquidity	(0.5)	(0.5)
of which: model uncertainty	(0.3)	(0.3)
1 Amounts do not include reserves against defaulted counterparties.

Note 10   Fair value measurement (continued)

Own credit adjustments on financial liabilities designated at fair value

The own credit presentation requirements of IFRS 9 were adopted as of 1 January 2016. From this date onward, changes in the fair value of financial liabilities designated at fair value through profit and loss related to own credit are recognized in Other comprehensive income and presented in the Statement of comprehensive income, and no longer in Net trading income within the Income statement. Comparative period information was not restated.

The table below summarizes the effects of own credit adjustments related to financial liabilities designated at fair value. The change in unrealized own credit for the period ended consists of changes in fair value that are attributable to the change in UBS’s credit spreads, as well as the effect of changes in fair values attributable to factors other than credit spreads, such as redemptions, effects from time decay and changes in interest and other market rates. Realized own credit is recognized when an instrument with an associated unrealized own credit adjustment is repurchased prior to the contractual maturity date. Life-to-date amounts reflect the cumulative unrealized change since initial recognition.

Own credit adjustments on financial liabilities designated at fair value
	For the quarter ended
	Included in Other comprehensive income	Included in Net trading income
CHF million	31.3.16	31.12.15	31.3.15
Recognized during the period:
Realized gain / (loss)	10
Unrealized gain / (loss)	59	35	226
Total gain / (loss)	68
	As of
CHF million	31.3.16	31.12.15	31.3.15
Recognized on the balance sheet as of the end of the period:
Unrealized life-to-date gain / (loss)	332	287	(52)

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 10   Fair value measurement (continued)

b) Fair value measurements and classification within the fair value hierarchy

The fair value hierarchy classification of financial and non-financial assets and liabilities measured at fair value is summarized in the table below.

Determination of fair values from quoted market prices or valuation techniques¹
	31.3.16				31.12.15
CHF billion	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Assets measured at fair value on a recurring basis

Financial assets held for trading²	81.2	17.3	3.1	101.5	96.4	21.9	2.1	120.4
of which:
Government bills / bonds	13.6	2.2	0.0	15.8	12.9	3.3	0.0	16.2
Corporate bonds and municipal bonds, including bonds issued by financial institutions	0.3	7.7	1.0	9.0	0.2	8.1	0.7	9.0
Loans	0.0	1.3	1.2	2.6	0.0	1.8	0.8	2.6
Investment fund units	4.9	4.2	0.2	9.3	6.1	5.7	0.2	11.9
Asset-backed securities	0.0	0.6	0.2	0.8	0.0	1.0	0.2	1.2
Equity instruments	48.3	0.5	0.3	49.1	62.4	1.5	0.1	64.0
Financial assets for unit-linked investment contracts	14.2	0.7	0.1	14.9	14.8	0.7	0.1	15.5

Positive replacement values	0.7	177.8	2.0	180.5	0.5	164.0	2.9	167.4
of which:
Interest rate contracts	0.0	84.0	0.0	84.1	0.0	74.4	0.1	74.5
Credit derivative contracts	0.0	5.0	0.8	5.8	0.0	5.4	1.3	6.7
Foreign exchange contracts	0.4	69.5	0.4	70.3	0.3	64.9	0.5	65.7
Equity / index contracts	0.0	16.6	0.7	17.3	0.0	15.9	1.0	16.9
Commodity contracts	0.0	2.6	0.0	2.6	0.0	3.4	0.0	3.4

Financial assets designated at fair value	27.0	10.7	3.3	41.0	0.2	2.7	3.3	6.1
of which:
Government bills / bonds	26.8	2.5	0.0	29.3	0.0	0.0	0.0	0.0
Corporate bonds and municipal bonds, including bonds issued by financial institutions	0.1	5.7	0.0	5.7	0.0	0.0	0.0	0.0
Loans (including structured loans)	0.0	2.2	1.7	3.9	0.0	2.3	1.7	4.0
Structured reverse repurchase and securities borrowing agreements	0.0	0.0	1.4	1.4	0.0	0.0	1.5	1.6
Other	0.1	0.3	0.1	0.6	0.2	0.3	0.1	0.6

Financial assets available for sale	11.9	18.7	0.7	31.3	34.2	27.7	0.7	62.5
of which:
Government bills / bonds	9.4	0.9	0.0	10.3	31.1	2.0	0.0	33.1
Corporate bonds and municipal bonds, including bonds issued by financial institutions	2.5	14.5	0.0	17.0	3.0	22.2	0.0	25.2
Investment fund units	0.0	0.0	0.1	0.2	0.0	0.1	0.1	0.2
Asset-backed securities	0.0	3.2	0.0	3.2	0.0	3.4	0.0	3.4
Equity instruments	0.1	0.0	0.5	0.6	0.1	0.0	0.5	0.6

Non-financial assets
Precious metals and other physical commodities	3.8	0.0	0.0	3.8	3.7	0.0	0.0	3.7

Assets measured at fair value on a non-recurring basis
Other assets³	0.3	0.1	0.1	0.4	0.3	0.1	0.1	0.4
Total assets measured at fair value	124.8	224.6	9.0	358.5	135.2	216.4	9.0	360.6

Note 10   Fair value measurement (continued)

Determination of fair values from quoted market prices or valuation techniques¹ (continued)
	31.3.16				31.12.15
CHF billion	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Liabilities measured at fair value on a recurring basis

Trading portfolio liabilities	29.0	4.0	0.1	33.2	25.5	3.5	0.2	29.1
of which:
Government bills / bonds	7.4	0.8	0.0	8.1	6.0	0.8	0.0	6.8
Corporate bonds and municipal bonds, including bonds issued by financial institutions	0.0	2.9	0.1	3.0	0.0	2.4	0.1	2.5
Investment fund units	0.5	0.1	0.0	0.6	0.7	0.1	0.0	0.7
Asset-backed securities	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Equity instruments	21.1	0.3	0.1	21.4	18.8	0.2	0.0	19.1

Negative replacement values	0.8	175.1	3.1	179.0	0.6	158.5	3.3	162.4
of which:
Interest rate contracts	0.0	77.2	0.3	77.5	0.0	67.2	0.3	67.6
Credit derivative contracts	0.0	5.1	1.3	6.3	0.0	5.4	1.3	6.7
Foreign exchange contracts	0.4	71.1	0.2	71.7	0.3	63.0	0.2	63.5
Equity / index contracts	0.0	19.3	1.3	20.6	0.0	19.7	1.4	21.2
Commodity contracts	0.0	2.5	0.0	2.5	0.0	3.2	0.0	3.2

Financial liabilities designated at fair value	0.0	47.0	10.7	57.8	0.0	52.3	10.7	63.0
of which:
Non-structured fixed-rate bonds	0.0	1.0	3.0	4.0	0.0	1.5	2.6	4.1
Structured debt instruments issued	0.0	42.1	5.8	47.9	0.0	45.7	6.7	52.4
Structured over-the-counter debt instruments	0.0	3.4	1.4	4.7	0.0	4.7	0.8	5.5
Structured repurchase agreements	0.0	0.5	0.6	1.0	0.0	0.3	0.6	0.8
Loan commitments and guarantees	0.0	0.1	0.0	0.1	0.0	0.1	0.0	0.1

Other liabilities – amounts due under unit-linked investment contracts	0.0	15.1	0.0	15.1	0.0	15.7	0.0	15.7

Liabilities measured at fair value on a non-recurring basis
Other liabilities³	0.0	0.2	0.0	0.2	0.0	0.2	0.0	0.2
Total liabilities measured at fair value	29.8	241.5	13.9	285.3	26.1	230.3	14.1	270.5

1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are excluded from this table. As of 31 March 2016, net bifurcated embedded derivative assets held at fair value totaling CHF 0.1 billion (of which CHF 0.1 billion were net Level 2 assets and CHF 0.0 billion net Level 2 liabilities) were recognized on the balance sheet within Debt issued. As of 31 December 2015, net bifurcated embedded derivative liabilities held at fair value totaling CHF 0.1 billion (of which CHF 0.1 billion were net Level 2 assets and CHF 0.2 billion net Level 2 liabilities) were recognized on the balance sheet within Debt issued.    2 Financial assets held for trading do not include precious metals and other physical commodities.    3 Other assets and other liabilities primarily consist of assets held for sale as well as assets and liabilities of a disposal group held for sale, which are measured at the lower of their net carrying amount or fair value less costs to sell. Refer to Note 18 for more information on the disposal group held for sale.

All financial and non-financial assets and liabilities measured or disclosed at fair value are categorized into one of three fair value hierarchy levels. In certain cases, the inputs used to measure fair value may fall within different levels of the fair value hierarchy. For disclosure purposes, the level in the hierarchy within which the instrument is classified in its entirety is based on the lowest level input that is significant to the position’s fair value measurement:

–   Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities;

–   Level 2 – valuation techniques for which all significant inputs are, or are based on, observable market data or

–   Level 3 – valuation techniques for which significant inputs are not based on observable market data.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 10   Fair value measurement (continued)

c) Transfers between Level 1 and Level 2 in the fair value hierarchy

The amounts disclosed reflect transfers between Level 1 and Level 2 for instruments which were held for the entire reporting period.

Assets totaling approximately CHF 2.3 billion, which were mainly comprised of financial assets available for sale, primarily corporate and municipal bonds as well as government bills / bonds, and liabilities totaling approximately CHF 0.2 billion were transferred from Level 2 to Level 1 during the first three months of 2016, generally due to increased levels of trading activity observed within the market.

Assets totaling approximately CHF 1.0 billion, which were mainly comprised of financial assets available for sale, primarily corporate and municipal bonds as well as government bills / bonds, and liabilities totaling approximately CHF 0.1 billion were transferred from Level 1 to Level 2 during the first three months of 2016, generally due to diminished levels of trading activity observed within the market.

d) Movements of Level 3 instruments

Significant changes in Level 3 instruments

The table on the following pages presents additional information about Level 3 assets and liabilities measured at fair value on a recurring basis. Level 3 assets and liabilities may be hedged with instruments classified as Level 1 or Level 2 in the fair value hierarchy and, as a result, realized and unrealized gains and losses included in the table may not include the effect of related hedging activity. Further, the realized and unrealized gains and losses presented within the table are not limited solely to those arising from Level 3 inputs, as valuations are generally derived from both observable and unobservable parameters.

Assets and liabilities transferred into or out of Level 3 are presented as if those assets or liabilities had been transferred at the beginning of the year.

The following text describes significant movements in Level 3 instruments during the first three months of 2016.

Financial assets held for trading

Financial assets held for trading increased to CHF 3.1 billion from CHF 2.1 billion during the first three months of 2016. Issuances of CHF 1.2 billion, mainly comprised of loans, were mostly offset by sales of CHF 1.0 billion, also primarily comprised of loans. Transfers into Level 3 amounted to CHF 0.4 billion and were mainly comprised of equity instruments and mortgage-backed securities due to decreased observability of the respective equity market pricing and credit spread inputs. Transfers out of Level 3 during the first three months of 2016 amounted to CHF 0.2 billion and were primarily comprised of loans and corporate bonds, reflecting increased observability of the respective credit spread inputs.

Financial assets designated at fair value

Financial assets designated at fair value were unchanged at CHF 3.3 billion as transfers into Level 3 totaling CHF 0.4 billion and issuances totaling CHF 0.2 billion were offset by settlements of CHF 0.2 billion, net losses of CHF 0.2 billion and transfers out of Level 3 of CHF 0.1 billion.

Note 10   Fair value measurement (continued)

Financial assets available for sale

Financial assets available for sale were unchanged at CHF 0.7 billion with no significant movements during the first three months of 2016.

Positive replacement values

Positive replacement values decreased to CHF 2.0 billion from CHF 2.9 billion during the first three months of 2016. Settlements of CHF 0.7 billion and net losses of CHF 0.5 billion included in comprehensive income were partly offset by issuances of CHF 0.3 billion, all of which primarily related to interest rate contracts and equity / index contracts. Transfers into Level 3 amounted to CHF 0.4 billion and primarily resulted from changes in the correlation between the portfolios held and the representative market portfolio used to independently verify market data. Transfers out of Level 3 amounted to CHF 0.3 billion and mainly resulted from changes in the availability of observable inputs for equity volatility and credit spreads.

Negative replacement values

Negative replacement values decreased to CHF 3.1 billion from CHF 3.3 billion during the first three months of 2016. Settlements of CHF 0.9 billion and net losses of CHF 0.4 billion included in comprehensive income, both primarily related to equity / index contracts and interest rate contracts, were partly offset by issuances of CHF 0.7 billion, mainly related to equity / index contracts. Transfers into and out of Level 3 amounted to CHF 0.5 billion and CHF 0.2 billion, respectively, and were mainly comprised of interest rate contracts and equity / index contracts resulting from changes in the availability of observable inputs for equity volatility and credit spreads.

Financial liabilities designated at fair value

Financial liabilities designated at fair value were unchanged at CHF 10.7 billion. Issuances of CHF 1.7 billion, primarily comprised of equity-linked structured debt instruments issued and structured over-the-counter debt instruments, were partly offset by settlements of CHF 0.6 billion, mainly comprised of equity-linked structured debt instruments issued. Transfers into and out of Level 3 amounted to CHF 0.3 billion and CHF 1.1 billion, respectively, and were primarily comprised of equity-linked structured debt instruments issued, resulting from changes in the availability of observable equity volatility and credit spread inputs used to determine the fair value of the embedded options in these structures.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 10   Fair value measurement (continued)

Movements of Level 3 instruments
		Total gains / losses included in comprehensive income
CHF billion	Balance as of 31 December 2014	Net interest income, net trading income and other income	of which: related to Level 3 instruments held at the end of the reporting period	Other compre- hensive income	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance as of 31 March 2015

Financial assets held for trading	3.5	(0.6)	(0.2)	0.0	0.2	(2.1)	2.3	0.0	0.2	(0.4)	(0.1)	3.0
of which:
Corporate bonds and municipal bonds, including bonds issued by financial institutions	1.4	0.1	0.1	0.0	0.1	(0.1)	0.0	0.0	0.0	(0.1)	(0.1)	1.3
Loans	1.1	(0.6)	(0.2)	0.0	0.0	(1.8)	2.3	0.0	0.0	(0.2)	0.0	0.8
Asset-backed securities	0.6	0.0	0.0	0.0	0.0	(0.1)	0.0	0.0	0.1	0.0	0.0	0.4
Other	0.5	(0.1)	(0.1)	0.0	0.1	0.0	0.0	0.0	0.1	0.0	0.0	0.5

Financial assets designated at fair value	3.5	(0.6)	(0.3)	0.0	0.0	0.0	0.0	0.0	0.3	0.0	0.0	3.2
of which:
Loans (including structured loans)	1.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.3	0.0	0.0	1.2
Structured reverse repurchase and securities borrowing agreements	2.4	(0.5)	(0.3)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.9
Other	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1

Financial assets available for sale	0.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.6

Positive replacement values	4.4	0.0	0.0	0.0	0.0	0.0	0.8	(0.8)	0.3	(0.2)	(0.2)	4.3
of which:
Credit derivative contracts	1.7	0.1	0.1	0.0	0.0	0.0	0.6	(0.5)	0.1	(0.1)	(0.2)	1.7
Foreign exchange contracts	0.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.7
Equity / index contracts	1.9	(0.2)	(0.2)	0.0	0.0	0.0	0.1	(0.2)	0.0	0.0	0.0	1.5
Other	0.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0	0.0	0.4

Negative replacement values	5.0	0.2	0.1	0.0	0.0	0.0	0.5	(0.7)	0.2	(0.2)	(0.2)	4.7
of which:
Credit derivative contracts	1.7	0.3	0.3	0.0	0.0	0.0	0.1	(0.2)	0.1	(0.1)	0.0	1.9
Foreign exchange contracts	0.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.3
Equity / index contracts	2.4	0.1	0.1	0.0	0.0	0.0	0.3	(0.5)	0.0	0.0	(0.1)	2.3
Other	0.6	(0.3)	(0.3)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(0.1)	0.2

Financial liabilities designated at fair value	11.9	0.6	0.6	0.0	0.0	0.0	1.3	(1.9)	0.2	(0.7)	(0.6)	10.8
of which:
Non-structured fixed-rate bonds	2.2	0.0	0.1	0.0	0.0	0.0	0.0	(0.1)	0.0	0.0	(0.1)	2.0
Structured debt instruments issued	7.3	0.5	0.3	0.0	0.0	0.0	1.2	(1.2)	0.2	(0.7)	(0.4)	6.8
Structured over-the-counter debt instruments	1.5	0.1	0.1	0.0	0.0	0.0	0.1	(0.3)	0.0	0.0	(0.1)	1.3
Structured repurchase agreements	0.9	(0.1)	0.0	0.0	0.0	0.0	0.0	(0.3)	0.0	0.0	0.0	0.6

1 Total Level 3 assets as of 31 March 2016 were CHF 9.0 billion (31 December 2015: CHF 9.0 billion). Total Level 3 liabilities as of 31 March 2016 were CHF 13.9 billion (31 December 2015: CHF 14.1 billion).

	Total gains / losses included in comprehensive income
Balance as of 31 December 2015	Net interest income, net trading income and other income	of which: related to Level 3 instruments held at the end of the reporting period	Other compre- hensive income	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance as of 31 March 2016¹

2.1	0.2	0.2		0.5	(1.0)	1.2	0.0	0.4	(0.2)	(0.1)	3.1

0.7	0.1	0.1		0.4	(0.1)	0.0	0.0	0.0	0.0	0.0	1.0
0.8	0.0	0.0		0.0	(0.7)	1.2	0.0	0.0	(0.1)	(0.1)	1.2
0.2	0.0	0.0		0.0	(0.1)	0.0	0.0	0.1	0.0	0.0	0.2
0.4	0.2	0.1		0.1	(0.2)	0.0	0.0	0.2	0.0	0.0	0.6

3.3	(0.2)	(0.2)		0.0	0.0	0.2	(0.2)	0.4	(0.1)	(0.1)	3.3

1.7	(0.2)	(0.2)		0.0	0.0	0.2	(0.1)	0.4	(0.1)	(0.1)	1.7
1.5	0.0	0.0		0.0	0.0	0.0	(0.1)	0.0	0.0	0.0	1.4
0.1	0.0	0.0		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1

0.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.7

2.9	(0.5)	(0.6)		0.0	0.0	0.3	(0.7)	0.4	(0.3)	(0.1)	2.0

1.3	0.0	0.0		0.0	0.0	0.0	(0.3)	0.1	(0.2)	0.0	0.8
0.5	0.0	0.0		0.0	0.0	0.0	(0.1)	0.0	0.0	0.0	0.4
1.0	(0.3)	(0.3)		0.0	0.0	0.1	(0.2)	0.1	(0.1)	0.0	0.7
0.1	(0.3)	(0.3)		0.0	0.0	0.1	(0.1)	0.2	0.0	0.0	0.1

3.3	(0.4)	(0.5)		0.0	0.0	0.7	(0.9)	0.5	(0.2)	0.0	3.1

1.3	0.2	0.1		0.0	0.0	0.0	(0.3)	0.1	0.0	0.0	1.3
0.2	0.0	0.0		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2
1.4	(0.3)	(0.4)		0.0	0.0	0.7	(0.4)	0.0	(0.1)	0.0	1.3
0.3	(0.2)	(0.2)		0.0	0.0	0.0	(0.1)	0.4	0.0	0.0	0.3

10.7	0.1	0.1		0.0	0.0	1.7	(0.6)	0.3	(1.1)	(0.3)	10.7

2.6	0.2	0.2		0.0	0.0	0.3	0.0	0.1	(0.1)	(0.1)	3.0
6.7	(0.1)	(0.1)		0.0	0.0	0.6	(0.5)	0.2	(1.1)	(0.2)	5.8
0.8	0.0	0.0		0.0	0.0	0.8	(0.1)	0.0	0.0	0.0	1.4
0.6	0.0	0.0		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.6

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 10   Fair value measurement (continued)

e) Valuation of assets and liabilities classified as Level 3

The table below presents assets and liabilities recognized at fair value and classified as Level 3, together with the valuation techniques used to measure fair value, the significant inputs used in the valuation technique that are considered unobservable and a range of values and respective weighted averages, where applicable, for those unobservable inputs.

The range of values represents the highest and lowest level input used in the valuation techniques. Therefore, the range does not reflect the level of uncertainty regarding a particular input, but rather the different underlying characteristics of the relevant assets and liabilities. The ranges and weighted averages will vary from period to period and from parameter to parameter based on characteristics of the instruments held at each balance sheet date. Further, the ranges and weighted averages of unobservable inputs may differ across other financial institutions due to the diversity of the products in each firm’s inventory.

The significant unobservable inputs disclosed in the table below are consistent with Note 24h of the Annual Report 2015. A description of the potential effect that a change in each unobservable input in isolation may have on a fair value measurement, including information to facilitate an understanding of factors that give rise to the input ranges shown, is also provided in Note 24h of the Annual Report 2015.

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities
	Fair value					Significant unobservable input(s)¹	Range of inputs
	Assets		Liabilities		Valuation technique(s)		31.3.16			31.12.15
CHF billion	31.3.16	31.12.15	31.3.16	31.12.15			low	high	weighted average²	low	high	weighted average²	unit¹
Financial assets held for trading / Trading portfolio liabilities, Financial assets / liabilities designated at fair value and Financial assets available for sale
Corporate bonds and municipal bonds, including bonds issued by financial institutions	1.0	0.7	0.1	0.1	Relative value to market comparable	Bond price equivalent	0	130	86	0	134	94	points
Traded loans, loans designated at fair value, loan commitments and guarantees	3.1	2.6	0.0	0.0	Relative value to market comparable	Loan price equivalent	20	102	91	65	100	93	points
					Discounted expected cash flows	Credit spread	20	569		30	252		basis points
					Market comparable and securitization model	Discount margin / spread	1	18	3	1	14	2%
Investment fund units³	0.3	0.3	0.0	0.0	Relative value to market comparable	Net asset value
Asset-backed securities	0.2	0.2	0.0	0.0	Discounted cash flow projection	Constant prepayment rate	0	18	6	0	18	5%
						Discount margin / spread	1	13	3	0	12	3%
					Relative value to market comparable	Bond price equivalent	1	100	62	1	92	72	points
Equity instruments³	0.8	0.6	0.1	0.0	Relative value to market comparable	Price
Structured (reverse) repurchase agreements	1.4	1.5	0.6	0.6	Discounted expected cash flows	Funding spread	18	172		18	183		basis points
Financial assets for unit-linked investment contracts³	0.1	0.1			Relative value to market comparable	Price
Structured debt instruments and non-structured fixed-rate bonds⁴			10.2	10.1

Note 10   Fair value measurement (continued)

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities (continued)
	Fair value					Significant unobservable input(s)¹	Range of inputs
	Assets		Liabilities		Valuation technique(s)		31.3.16			31.12.15
CHF billion	31.3.16	31.12.15	31.3.16	31.12.15			low	high	weighted average²	low	high	weighted average²	unit¹
Replacement values
Interest rate contracts	0.0	0.1	0.3	0.3	Option model	Volatility of interest rates	17	89		16	130%
						Rate-to-rate correlation	84	94		84	94%
						Intra-curve correlation	36	94		36	94%
					Discounted expected cash flows	Constant prepayment rate	0	3		0	3%
Credit derivative contracts	0.8	1.3	1.3	1.3	Discounted expected cash flow based on modeled defaults and recoveries	Credit spreads	4	1,328		1	1,163		basis points
						Upfront price points	6	23		8	25%
						Recovery rates	0	95		0	95%
						Credit index correlation	10	85		10	85%
						Discount margin / spread	1	105		1	72%
						Credit pair correlation	57	94		57	94%
					Discounted cash flow projection on underlying bond	Constant prepayment rate	0	15		0	15%
						Constant default rate	0	10		0	9%
						Loss severity	0	100		0	100%
						Discount margin / spread	1	15		1	15%
						Bond price equivalent	2	103		0	104		points
Foreign exchange contracts	0.4	0.5	0.2	0.2	Option model	Rate-to-FX correlation	(57)	60		(57)	60%
						FX-to-FX correlation	(70)	80		(70)	80%
Equity / index contracts	0.7	1.0	1.3	1.4	Option model	Equity dividend yields	0	24		0	57%
						Volatility of equity stocks, equity and other indices	0	143		0	143%
						Equity-to-FX correlation	(45)	82		(44)	82%
						Equity-to-equity correlation	11	100		3	99%
Non-financial assets³˒⁵	0.1	0.1			Relative value to market comparable	Price
					Discounted cash flow projection	Projection of cost and income related to the particular property
						Discount rate
						Assessment of the particular property's condition

1 The ranges of significant unobservable inputs are represented in points, percentages and basis points. Points are a percentage of par. For example, 100 points would be 100% of par.    2 Weighted averages are provided for non-derivative financial instruments and were calculated by weighting inputs based on the fair values of the respective instruments. Weighted averages are not provided for inputs related to derivative contracts as this would not be meaningful.    3 The range of inputs is not disclosed due to the dispersion of possible values given the diverse nature of the investments.    4 Valuation techniques, significant unobservable inputs and the respective input ranges for structured debt instruments and non-structured fixed-rate bonds are the same as the equivalent derivative or structured financing instruments presented elsewhere in this table.    5 Non-financial assets include other assets which primarily consist of assets held for sale.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 10   Fair value measurement (continued)

f) Sensitivity of fair value measurements to changes in unobservable input assumptions

The table below summarizes those financial assets and liabilities classified as Level 3 for which a change in one or more of the unobservable inputs to reflect reasonably possible alternative assumptions would change fair value significantly, and the estimated effect thereof. As of 31 March 2016, the total favorable and unfavorable effects of changing one or more of the unobservable inputs to reflect reasonably possible alternative assumptions for financial instruments classified as Level 3 were CHF 0.8 billion and CHF 0.6 billion, respectively (31 December 2015: CHF 0.8 billion and CHF 0.6 billion, respectively).

The table shown presents the favorable and unfavorable effects for each class of financial assets and liabilities for which the potential change in fair value is considered significant. The sensitivity data presented represent an estimation of valuation uncertainty based on reasonably possible alternative values for Level 3 inputs at the balance sheet date and does not represent the estimated effect of stress scenarios. Typically, these financial assets and liabilities are sensitive to a combination of inputs from Levels 1–3. Although well-defined interdependencies may exist between Levels 1–2 and Level 3 parameters (e.g., between interest rates, which are generally Level 1 or Level 2, and prepayments, which are generally Level 3), these have not been incorporated in the table. Further, direct inter-relationships between the Level 3 parameters are not a significant element of the valuation uncertainty.

Sensitivity of fair value measurements to changes in unobservable input assumptions
	31.3.16		31.12.15
CHF million	Favorable changes¹	Unfavorable changes¹	Favorable changes¹	Unfavorable changes¹
Government bills / bonds	0	(1)	0	(1)
Corporate bonds and municipal bonds, including bonds issued by financial institutions	40	(40)	24	(25)
Traded loans, loans designated at fair value, loan commitments and guarantees	102	(43)	88	(28)
Asset-backed securities	6	(8)	7	(6)
Equity instruments	152	(59)	166	(74)
Interest rate derivative contracts, net	76	(44)	107	(67)
Credit derivative contracts, net	155	(198)	174	(196)
Foreign exchange derivative contracts, net	21	(11)	33	(28)
Equity / index derivative contracts, net	61	(60)	61	(57)
Structured debt instruments issued and non-structured fixed-rate bonds	144	(155)	136	(146)
Other	16	(16)	14	(13)
Total	774	(634)	809	(640)

1 Of the total favorable changes, CHF 152 million as of 31 March 2016 (31 December 2015: CHF 164 million) related to financial assets available for sale. Of the total unfavorable changes, CHF 61 million as of 31 March 2016 (31 December 2015: CHF 71 million) related to financial assets available for sale.

Note 10   Fair value measurement (continued)

g) Financial instruments not measured at fair value

The table below reflects the estimated fair values of financial instruments not measured at fair value.

Financial instruments not measured at fair value
	31.3.16		31.12.15
CHF billion	Carrying value	Fair value	Carrying value	Fair value
Assets
Cash and balances with central banks	105.7	105.7	91.3	91.3
Due from banks	13.6	13.6	11.9	11.9
Loans	304.9	308.0	312.0	314.1
Cash collateral on securities borrowed	32.4	32.4	25.6	25.6
Reverse repurchase agreements	73.6	73.6	67.9	67.9
Cash collateral receivables on derivative instruments	25.5	25.5	23.8	23.8
Financial assets held to maturity	2.9	2.9
Other assets	21.0	21.0	20.0	20.0
Liabilities
Due to banks	11.3	11.3	11.8	11.8
Due to customers	401.5	401.6	390.2	390.2
Cash collateral on securities lent	6.4	6.4	8.0	8.0
Repurchase agreements	6.5	6.5	9.7	9.7
Cash collateral payables on derivative instruments	36.7	36.7	38.3	38.3
Debt issued	101.4	103.0	93.0	95.5
Other liabilities	50.6	50.6	51.4	51.4
Guarantees / Loan commitments
Guarantees¹	0.0	(0.1)	0.0	(0.1)
Loan commitments	0.0	0.1	0.0	0.0

1 The carrying value of guarantees represented a liability of CHF 0.0 billion as of 31 March 2016 (31 December 2015: CHF 0.0 billion). The estimated fair value of guarantees represented an asset of CHF 0.1 billion as of 31 March 2016 (31 December 2015: CHF 0.1 billion).

The fair values included in the table above were calculated for disclosure purposes only. The fair value valuation techniques and assumptions relate only to the fair value of UBS’s financial instruments not measured at fair value. Other institutions may use different methods and assumptions for their fair value estimation, and therefore such fair value disclosures cannot necessarily be compared from one financial institution to another.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 11  Derivative instruments¹

	31.3.16
CHF billion	Positive replacement values	Notional values related to positive replacement values²	Negative replacement values	Notional values related to negative replacement values²	Other notional values³
Derivative instruments
Interest rate contracts	84	1,388	78	1,226	9,591
Credit derivative contracts	6	175	6	186
Foreign exchange contracts	70	2,603	72	2,489	8
Equity / index contracts	17	234	21	306	41
Commodity contracts	3	37	2	32	8
Unsettled purchases of non-derivative financial investments⁴	0	30	0	21
Unsettled sales of non-derivative financial investments⁴	0	29	0	24
Total derivative instruments, based on IFRS netting⁵	181	4,496	179	4,284	9,647

	31.12.15
CHF billion	Positive replacement values	Notional values related to positive replacement values²	Negative replacement values	Notional values related to negative replacement values²	Other notional values³
Derivative instruments
Interest rate contracts	75	1,493	68	1,399	8,771
Credit derivative contracts	7	162	7	170
Foreign exchange contracts	66	2,658	63	2,487	8
Equity / index contracts	17	230	21	306	43
Commodity contracts	3	30	3	25	8
Unsettled purchases of non-derivative financial investments⁴	0	10	0	17
Unsettled sales of non-derivative financial investments⁴	0	20	0	6
Total derivative instruments, based on IFRS netting⁵	167	4,603	162	4,409	8,831

1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are excluded from this table. As of 31 March 2016, these derivatives amounted to a PRV of CHF 0.1 billion (related notional values of CHF 4.4 billion) and an NRV of CHF 0.0 billion (related notional values of CHF 3.8 billion). As of 31 December 2015, bifurcated embedded derivatives amounted to a PRV of CHF 0.1 billion (related notional values of CHF 0.6 billion) and an NRV of CHF 0.2 billion (related notional values of CHF 3.4 billion).    2 In cases where replacement values are presented on a net basis on the balance sheet, the respective notional values of the netted replacement values are still presented on a gross basis.    3 Other notional values relate to derivatives which are cleared through either a central clearing counterparty or an exchange. The fair value of these derivatives is presented on the balance sheet net of the corresponding cash margin under Cash collateral receivables on derivative instruments and Cash collateral payables on derivative instruments and was not material for all periods presented.    4 Changes in the fair value of purchased and sold non-derivative financial investments between trade date and settlement date are recognized as replacement values.    5 Includes exchange-traded agency transactions and OTC cleared transactions entered into on behalf of clients with a combined PRV of CHF 8.1 billion as of 31 March 2016 (31 December 2015: CHF 6.8 billion), and a combined NRV of CHF 7.9 billion as of 31 March 2016 (31 December 2015: CHF 6.8 billion), for which notional values were not included in the table above due to their significantly different risk profile. Refer to Note 12 for more information on netting arrangements.

Note 12  Offsetting financial assets and financial liabilities

UBS enters into netting agreements with counterparties to manage the credit risks associated primarily with repurchase and reverse repurchase transactions, securities borrowing and lending and over-the-counter and exchange-traded derivatives. These netting agreements and similar arrangements generally enable the counterparties to set-off liabilities against available assets received in the ordinary course of business and / or in the event that either counterparty to the transaction is unable to fulfill its contractual obligations. The right of set-off is a legal right to settle or otherwise eliminate all or a portion of an amount due by applying an amount receivable from the same counterparty against it, thus reducing credit exposure.

Financial assets

The table below provides a summary of financial assets subject to offsetting, enforceable master netting arrangements and similar agreements, as well as financial collateral received to mitigate credit exposures for these financial assets. The gross financial assets that are subject to offsetting, enforceable netting arrangements and similar agreements are reconciled to the net amounts presented within the associated balance sheet line, after giving effect to financial liabilities with the same counterparties that have been offset on the balance sheet and other financial assets not subject to an enforceable netting arrangement or similar agreement. Further, related amounts for financial liabilities and collateral received that are not offset on the balance sheet are shown to arrive at financial assets after consideration of netting potential.

UBS engages in a variety of counterparty credit mitigation strategies in addition to netting and collateral arrangements. Therefore, the net amounts presented in the tables on this and on the next page do not purport to represent actual credit exposure.

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements
31.3.16
	Assets subject to netting arrangements
	Netting recognized on the balance sheet			Netting potential not recognized on the balance sheet³			Assets not subject to netting arrangements⁴	Total assets
CHF billion	Gross assets before netting	Netting with gross liabilities²	Net assets recognized on the balance sheet	Financial liabilities	Collateral received	Assets after consid- eration of netting potential	Assets recognized on the balance sheet	Total assets after consid- eration of netting potential	Total assets recognized on the balance sheet
Cash collateral on securities borrowed	30.2	0.0	30.2	(2.5)	(27.7)	0.0	2.2	2.2	32.4
Reverse repurchase agreements	114.9	(54.6)	60.3	(1.7)	(58.6)	0.0	13.3	13.3	73.6
Positive replacement values	174.0	(2.4)	171.5	(135.1)	(25.6)	10.8	9.0	19.8	180.5
Cash collateral receivables on derivative instruments¹	126.5	(104.7)	21.8	(13.0)	(0.9)	7.9	3.7	11.6	25.5
Financial assets designated at fair value	2.5	0.0	2.5	0.0	(1.6)	0.9	38.5	39.3	41.0
Total assets	448.0	(161.7)	286.3	(152.2)	(114.5)	19.6	66.6	86.2	352.9

31.12.15
	Assets subject to netting arrangements
	Netting recognized on the balance sheet			Netting potential not recognized on the balance sheet³			Assets not subject to netting arrangements⁴	Total assets
CHF billion	Gross assets before netting	Netting with gross liabilities²	Net assets recognized on the balance sheet	Financial liabilities	Collateral received	Assets after consid- eration of netting potential	Assets recognized on the balance sheet	Total assets after consid- eration of netting potential	Total assets recognized on the balance sheet
Cash collateral on securities borrowed	23.9	0.0	23.9	(3.1)	(20.9)	0.0	1.6	1.6	25.6
Reverse repurchase agreements	117.9	(62.1)	55.8	(4.4)	(51.4)	0.0	12.1	12.1	67.9
Positive replacement values	161.9	(2.5)	159.3	(123.0)	(25.5)	10.8	8.1	18.9	167.4
Cash collateral receivables on derivative instruments¹	85.9	(66.3)	19.6	(10.9)	(1.5)	7.2	4.1	11.3	23.8
Financial assets designated at fair value	2.4	0.0	2.4	0.0	(1.8)	0.6	3.7	4.4	6.1
Total assets	392.1	(131.0)	261.1	(141.3)	(101.1)	18.7	29.7	48.4	290.8

1 The net amount of Cash collateral receivables on derivative instruments recognized on the balance sheet includes certain OTC derivatives which are in substance net settled on a daily basis under IAS 32, and ETD which are economically settled on a daily basis. In addition, this balance includes OTC and ETD cash collateral balances which correspond with the cash portion of collateral pledged, reflected on the Negative replacement values line in the table presented on the following page.    2 The logic of the table results in amounts presented in the “Netting with gross liabilities” column corresponding directly to the amounts presented in the “Netting with gross assets”column in the liabilities table presented on the following page.    3 For the purpose of this disclosure, the amounts of financial instruments and cash collateral presented have been capped by the relevant netting agreement so as not to exceed the net amount of financial assets presented on the balance sheet; i.e., over-collateralization, where it exists, is not reflected in the table.    4 Includes assets not subject to enforceable netting arrangements and other out-of-scope items.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 12  Offsetting financial assets and financial liabilities (continued)

Financial liabilities

The table below provides a summary of financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements, as well as financial collateral pledged to mitigate credit exposures for these financial liabilities. The gross financial liabilities that are subject to offsetting, enforceable netting arrangements and similar agreements are reconciled to the net amounts presented within the associated balance sheet line, after giving effect to financial assets with the same counterparties that have been offset on the balance sheet and other financial liabilities not subject to an enforceable netting arrangement or similar agreement. Further, related amounts for financial assets and collateral pledged that are not offset on the balance sheet are shown to arrive at financial liabilities after consideration of netting potential.

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements
31.3.16
	Liabilities subject to netting arrangements
	Netting recognized on the balance sheet			Netting potential not recognized on the balance sheet³			Liabilities not subject to netting arrangements⁴	Total liabilities
CHF billion	Gross liabilities before netting	Netting with gross assets²	Net liabilities recognized on the balance sheet	Financial assets	Collateral pledged	Liabilities after consid- eration of netting potential	Liabilities recognized on the balance sheet	Total liabilities after consid- eration of netting potential	Total liabilities recognized on the balance sheet
Cash collateral on securities lent	6.3	0.0	6.3	(2.5)	(3.8)	0.0	0.1	0.1	6.4
Repurchase agreements	59.9	(54.6)	5.3	(1.7)	(3.7)	0.0	1.2	1.2	6.5
Negative replacement values	169.3	(2.4)	166.9	(135.1)	(17.3)	14.5	12.1	26.6	179.0
Cash collateral payables on derivative instruments¹	137.1	(104.7)	32.4	(19.3)	(1.6)	11.5	4.3	15.8	36.7
Financial liabilities designated at fair value	3.0	0.0	3.0	0.0	(0.8)	2.2	54.7	56.9	57.8
Total liabilities	375.7	(161.7)	213.9	(158.5)	(27.2)	28.2	72.4	100.6	286.3

31.12.15
	Liabilities subject to netting arrangements
	Netting recognized on the balance sheet			Netting potential not recognized on the balance sheet³			Liabilities not subject to netting arrangements⁴	Total liabilities
CHF billion	Gross liabilities before netting	Netting with gross assets²	Net liabilities recognized on the balance sheet	Financial assets	Collateral pledged	Liabilities after consid- eration of netting potential	Liabilities recognized on the balance sheet	Total liabilities after consid- eration of netting potential	Total liabilities recognized on the balance sheet
Cash collateral on securities lent	7.9	0.0	7.9	(3.1)	(4.8)	0.0	0.1	0.1	8.0
Repurchase agreements	69.0	(62.1)	6.9	(4.4)	(2.5)	0.0	2.8	2.8	9.7
Negative replacement values	154.2	(2.5)	151.7	(123.0)	(17.4)	11.3	10.7	22.1	162.4
Cash collateral payables on derivative instruments¹	99.9	(66.3)	33.6	(19.0)	(2.5)	12.1	4.7	16.8	38.3
Financial liabilities designated at fair value	3.9	0.0	3.9	0.0	(0.7)	3.1	59.1	62.3	63.0
Total liabilities	334.9	(131.0)	203.9	(149.4)	(28.0)	26.5	77.4	104.0	281.4

1 The net amount of Cash collateral payables on derivative instruments recognized on the balance sheet includes certain OTC derivatives which are in substance net settled on a daily basis under IAS 32, and ETD which are economically settled on a daily basis. In addition, this balance includes OTC and ETD cash collateral balances which correspond with the cash portion of collateral received, reflected on the Positive replacement values line in the table presented on the previous page.    2 The logic of the table results in amounts presented in the “Netting with gross assets” column corresponding directly to the amounts presented in the “Netting with gross liabilities” column in the assets table presented on the previous page.    3 For the purpose of this disclosure, the amounts of financial instruments and cash collateral presented have been capped by the relevant netting agreement so as not to exceed the net amount of financial liabilities presented on the balance sheet; i.e., over-collateralization, where it exists, is not reflected in the table.    4 Includes liabilities not subject to enforceable netting arrangements and other out-of-scope items.

Note 13  Other assets and liabilities

CHF million	31.3.16	31.12.15

Other assets
Prime brokerage receivables¹	11,754	11,341
Recruitment loans to financial advisors	3,128	3,184
Other loans to financial advisors	522	418
Bail deposit²	1,229	1,221
Accrued interest income	547	462
Accrued income - other	915	844
Prepaid expenses	1,068	1,033
Net defined benefit pension and post-employment assets	0	50
Settlement and clearing accounts	499	402
VAT and other tax receivables	410	398
Properties and other non-current assets held for sale	135	134
Assets of disposal group held for sale³	264	279
Other	2,651	2,393
Total other assets	23,123	22,160

Other liabilities
Prime brokerage payables¹	44,011	45,306
Amounts due under unit-linked investment contracts	15,100	15,718
Compensation-related liabilities	4,917	6,839
of which: accrued expenses	990	2,885
of which: deferred contingent capital plans	1,198	1,181
of which: other deferred compensation plans	1,870	2,038
of which: net defined benefit pension and post-employment liabilities	859	736
Third-party interest in consolidated investment funds	518	536
Settlement and clearing accounts	1,408	894
Current and deferred tax liabilities	945	819
VAT and other tax payables	469	447
Deferred income	198	210
Accrued interest expenses	1,275	1,431
Other accrued expenses	2,753	2,500
Liabilities of disposal group held for sale³	217	235
Other	650	718
Total other liabilities	72,461	75,652

1 Prime brokerage services include clearance, settlement, custody, financing and portfolio reporting services for corporate clients trading across multiple asset classes. Prime brokerage receivables are mainly comprised of margin lending receivables. Prime brokerage payables are mainly comprised of client securities financing and deposits.    2 Refer to item 1 in Note 16b for more information.    3 Refer to Note 18 for more information.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 14  Financial liabilities designated at fair value

CHF million	31.3.16	31.12.15
Non-structured fixed-rate bonds	4,008	4,098
of which: issued by UBS AG with original maturity greater than one year¹˒²	3,433	3,542
Structured debt instruments issued³	47,899	52,436
of which: issued by UBS AG with original maturity greater than one year¹˒⁴	33,478	36,539
Structured over-the-counter debt instruments	4,728	5,493
of which: issued by UBS AG with original maturity greater than one year¹˒⁵	3,760	4,497
Repurchase agreements	1,036	849
Loan commitments and guarantees⁶	90	119
Total	57,761	62,995
of which: life-to-date own credit (gain) / loss	(332)	(287)

1 Issued by UBS AG (standalone). Based on original contractual maturity without considering any early redemption features.    2 100% of the balance as of 31 March 2016 was unsecured (31 December 2015: 100% of the balance was unsecured).    3 Includes non-structured rates-linked debt instruments issued.    4 More than 98% of the balance as of 31 March 2016 was unsecured (31 December 2015: more than 98% of the balance was unsecured).    5 More than 45% of the balance as of 31 March 2016 was unsecured (31 December 2015: more than 35% of the balance was unsecured).    6 Loan commitments recognized as “Financial liabilities designated at fair value” until drawn and recognized as loans.

Note 15  Debt issued held at amortized cost

CHF million	31.3.16	31.12.15
Certificates of deposit	17,689	11,967
Commercial paper	5,835	3,824
Other short-term debt	6,282	5,424
Short-term debt¹	29,806	21,215
Non-structured fixed-rate bonds	29,566	31,240
of which: issued by UBS AG with original maturity greater than one year²	29,403	31,078
Senior unsecured debt that will contribute to total loss-absorbing capacity³	6,904	5,633
Covered bonds	7,289	8,490
Subordinated debt	19,019	17,763
of which: high-trigger loss-absorbing additional tier 1 perpetual capital notes	4,264	2,837
of which: low-trigger loss-absorbing additional tier 1 perpetual capital notes	2,360	2,326
of which: low-trigger loss-absorbing tier 2 capital	10,239	10,346
of which: phase-out tier 2 capital	2,156	2,254
Debt issued through the central bond institutions of the Swiss regional or cantonal banks	8,196	8,237
Other long-term debt	536	570
of which: issued by UBS AG with original maturity greater than one year²	257	278
Long-term debt⁴	71,510	71,932
Total debt issued held at amortized cost⁵	101,316	93,147

1 Debt with an original maturity of less than one year.    2 Issued by UBS AG (standalone). Based on original contractual maturity without considering any early redemption features. 100% of the balance as of 31 March 2016 was unsecured (31 December 2015: 100% of the balance was unsecured).    3 Issued by UBS Group Funding (Jersey) Ltd., a funding subsidiary directly held and guaranteed by UBS Group AG.    4 Debt with original maturity greater than or equal to one year.    5 Net of bifurcated embedded derivatives with a net positive fair value of CHF 55 million as of 31 March 2016 (31 December 2015: net negative fair value of CHF 130 million).

Note 16   Provisions and contingent liabilities

a) Provisions

CHF million	Operational risks¹	Litigation, regulatory and similar matters²	Restruc- turing	Loan com- mitments and guarantees	Real estate	Employee benefits⁵	Other	Total provisions
Balance as of 31 December 2015	47	2,983	624	35	157	198	120	4,164
Increase in provisions recognized in the income statement	7	49	40	3	0	1	14	114
Release of provisions recognized in the income statement	(1)	(7)	(27)	(2)	0	(1)	(1)	(39)
Provisions used in conformity with designated purpose	(12)	(50)	(81)	0	(5)	0	0	(149)
Capitalized reinstatement costs	0	0	0	0	1	0	0	1
Reclassifications	0	0	0	(1)	0	0	0	(1)
Foreign currency translation / unwind of discount	(1)	(99)	(19)	0	(4)	(6)	(1)	(130)
Balance as of 31 March 2016	41	2,876	536³	36	149⁴	192	131	3,961

1 Comprises provisions for losses resulting from security risks and transaction processing risks.    2 Comprises provisions for losses resulting from legal, liability and compliance risks.    3 Includes personnel related restructuring provisions of CHF 92 million as of 31 March 2016 (31 December 2015: CHF 110 million) and provisions for onerous lease contracts of CHF 444 million as of 31 March 2016 (31 December 2015: CHF 514 million).    4 Includes reinstatement costs for leasehold improvements of CHF 94 million as of 31 March 2016 (31 December 2015: CHF 95 million) and provisions for onerous lease contracts of CHF 55 million as of 31 March 2016 (31 December 2015: CHF 62 million).    5 Includes provisions for sabbatical and anniversary awards as well as provisions for severance which are not part of restructuring provisions.

Restructuring provisions primarily relate to onerous lease contracts and severance payments. The utilization of onerous lease provisions is driven by the maturities of the underlying lease contracts. Severance-related provisions are utilized within a short time period, usually within six months, but potential changes in amount may be triggered when natural staff attrition reduces the number of people affected by a restructuring and therefore the estimated costs.

Information on provisions and contingent liabilities in respect of Litigation, regulatory and similar matters, as a class, is included in Note 16b. There are no material contingent liabilities associated with the other classes of provisions.

b) Litigation, regulatory and similar matters

The Group operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising from disputes and regulatory proceedings. As a result, UBS (which for purposes of this Note may refer to UBS Group AG and / or one or more of its subsidiaries, as applicable) is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties and the outcome is often difficult to predict, particularly in the earlier stages of a case. There are also situations where the Group may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the Group believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The Group makes provisions for such matters brought against it when, in the opinion of management after seeking legal advice, it is more likely than not that the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. Where these factors are otherwise satisfied, a provision may be established for claims that have not yet been asserted against the Group, but are nevertheless expected to be, based on the Group’s experience with similar asserted claims. If any of those conditions is not met, such matters result in contingent liabilities. If the amount of an obligation cannot be reliably estimated, a liability exists that is not recognized even if an outflow of resources is probable. Accordingly, no provision is established even if the potential outflow of resources with respect to select matters could be significant.

Specific litigation, regulatory and other matters are described below, including all such matters that management considers to be material and others that management believes to be of significance due to potential financial, reputational and other effects. The amount of damages claimed, the size of a transaction or other information is provided where available and appropriate in order to assist users in considering the magnitude of potential exposures.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 16   Provisions and contingent liabilities (continued)

In the case of certain matters below, we state that we have established a provision, and for the other matters we make no such statement. When we make this statement and we expect disclosure of the amount of a provision to prejudice seriously our position with other parties in the matter, because it would reveal what UBS believes to be the probable and reliably estimable outflow, we do not disclose that amount. In some cases we are subject to confidentiality obligations that preclude such disclosure. With respect to the matters for which we do not state whether we have established a provision, either (a) we have not established a provision, in which case the matter is treated as a contingent liability under the applicable accounting standard or (b) we have established a provision but expect disclosure of that fact to prejudice seriously our position with other parties in the matter because it would reveal the fact that UBS believes an outflow of resources to be probable and reliably estimable.

With respect to certain litigation, regulatory and similar matters for which we have established provisions, we are able to estimate the expected timing of outflows. However, the aggregate amount of the expected outflows for those matters for which we are able to estimate expected timing is immaterial relative to our current and expected levels of liquidity over the relevant time periods.

The aggregate amount provisioned for litigation, regulatory and similar matters as a class is disclosed in Note 16a above. It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require us to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, which have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although we therefore cannot provide a numerical estimate of the future losses that could arise from litigation, regulatory and similar matters, we believe that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions. Litigation, regulatory and similar matters may also result in non-monetary penalties and consequences. For example, the Non-Prosecution Agreement (NPA) described in paragraph 5 of this Note, which we entered into with the US Department of Justice (DOJ), Criminal Division, Fraud Section in connection with our submissions of benchmark interest rates, including, among others, the British Bankers’ Association London Interbank Offered Rate (LIBOR), was terminated by the DOJ based on its determination that we had committed a US crime in relation to foreign exchange matters. As a consequence, UBS AG has pleaded guilty to one count of wire fraud for conduct in the LIBOR matter, and has agreed to pay a USD 203 million fine and accept a three-year term of probation. A guilty plea to, or conviction of, a crime (including as a result of termination of the NPA) could have material consequences for UBS. Resolution of regulatory proceedings may require us to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate licenses and regulatory authorizations and may permit financial market utilities to limit, suspend or terminate our participation in such utilities. Failure to obtain such waivers, or any limitation, suspension or termination of licenses, authorizations or participations, could have material consequences for UBS.

The risk of loss associated with litigation, regulatory and similar matters is a component of operational risk for purposes of determining our capital requirements. Information concerning our capital requirements and the calculation of operational risk for this purpose is included in the “Capital management” section of this report.

Provisions for litigation, regulatory and similar matters by business division and Corporate Center unit¹
CHF million	Wealth Management	Wealth Management Americas	Personal & Corporate Banking	Asset Management	Investment Bank	CC – Services	CC – Group ALM	CC – Non-core and Legacy Portfolio	UBS
Balance as of 31 December 2015	245	459	83	16	585	310	0	1,284	2,983
Increase in provisions recognized in the income statement	1	20	0	0	1	0	0	27	49
Release of provisions recognized in the income statement	(1)	(2)	(1)	0	(2)	0	0	(1)	(7)
Provisions used in conformity with designated purpose	(1)	(31)	(2)	(2)	(4)	0	0	(10)	(50)
Foreign currency translation / unwind of discount	(1)	(19)	0	(1)	(23)	(3)	0	(52)	(99)
Balance as of 31 March 2016	242	427	81	13	557	307	0	1,248	2,876

1 Provisions, if any, for the matters described in this Note are recorded in Wealth Management (item 3), Wealth Management Americas (item 4), Corporate Center – Services (item 7) and Corporate Center – Non-core and Legacy Portfolio (items 2 and 8). Provisions, if any, for the matters described in this Note in items 1 and 6 are allocated between Wealth Management and Personal & Corporate Banking, and provisions, if any, for the matters described in this Note in item 5 are allocated between the Investment Bank, Corporate Center – Services and Corporate Center – Non-core and Legacy Portfolio.

Note 16   Provisions and contingent liabilities (continued)

1. Inquiries regarding cross-border wealth management businesses

Tax and regulatory authorities in a number of countries have made inquiries, served requests for information or examined employees located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. It is possible that implementation of automatic tax information exchange and other measures relating to cross-border provision of financial services could give rise to further inquiries in the future.

As a result of investigations in France, in 2013, UBS (France) S.A. and UBS AG were put under formal examination (“mise en examen”) for complicity in having illicitly solicited clients on French territory, and were declared witness with legal assistance (“témoin assisté”) regarding the laundering of proceeds of tax fraud and of banking and financial solicitation by unauthorized persons. In 2014, UBS AG was placed under formal examination with respect to the potential charges of laundering of proceeds of tax fraud, and the investigating judges ordered UBS to provide bail (“caution”) of EUR 1.1 billion. UBS AG appealed the determination of the bail amount, but both the appeal court (“Cour d’Appel”) and the French Supreme Court (“Cour de Cassation”) upheld the bail amount and rejected the appeal in full in late 2014. UBS AG has filed and has had formally registered an application to the European Court of Human Rights to challenge various aspects of the French court’s decision. In September 2015, the former CEO of UBS Wealth Management was placed under formal examination in connection with these proceedings. In addition, the investigating judges have sought to issue arrest warrants against three Swiss-based former employees of UBS AG who did not appear when summoned by the investigating judge. In February 2016, the investigating judge notified UBS that he has closed his investigation. This notification commences a period during which the National Financial Prosecutor will make a recommendation (“réquisitoire”) whether UBS will be charged.

In 2015, UBS (France) S.A. was placed under formal examination for complicity regarding the laundering of proceeds of tax fraud and of banking and financial solicitation by unauthorized persons for the years 2004 until 2008 and declared witness with legal assistance for the years 2009 to 2012. A bail of EUR 40 million was imposed, and was subsequently reduced by the Court of Appeals to EUR 10 million.

UBS has been notified by the Belgian investigating judge that it is under formal investigation (“inculpé”) regarding the laundering of proceeds of tax fraud and of banking, financial solicitation by unauthorized persons and serious tax fraud.

In 2015, UBS received inquiries from the US Attorney’s Office for the Eastern District of New York and from the US Securities and Exchange Commission (SEC), which are investigating potential sales to US persons of bearer bonds and other unregistered securities in possible violation of the Tax Equity and Fiscal Responsibility Act of 1982 (TEFRA) and the registration requirements of the US securities laws. UBS is cooperating with the authorities in these investigations.

UBS has, and reportedly numerous other financial institutions have, received inquiries from authorities concerning accounts relating to the Fédération Internationale de Football Association (FIFA) and other constituent soccer associations and related persons and entities. UBS is cooperating with authorities in these inquiries.

Our balance sheet at 31 March 2016 reflected provisions with respect to matters described in this item 1 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

2. Claims related to sales of residential mortgage-backed securities and mortgages

From 2002 through 2007, prior to the crisis in the US residential loan market, UBS was a substantial issuer and underwriter of US residential mortgage-backed securities (RMBS) and was a purchaser and seller of US residential mortgages. A subsidiary of UBS, UBS Real Estate Securities Inc. (UBS RESI), acquired pools of residential mortgage loans from originators and (through an affiliate) deposited them into securitization trusts. In this manner, from 2004 through 2007, UBS RESI sponsored approximately USD 80 billion in RMBS, based on the original principal balances of the securities issued.

UBS RESI also sold pools of loans acquired from originators to third-party purchasers. These whole loan sales during the period 2004 through 2007 totaled approximately USD 19 billion in original principal balance.

We were not a significant originator of US residential loans. A subsidiary of UBS originated approximately USD 1.5 billion in US residential mortgage loans during the period in which it was active from 2006 to 2008, and securitized less than half of these loans.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 16   Provisions and contingent liabilities (continued)

RMBS-related lawsuits concerning disclosures: UBS is named as a defendant relating to its role as underwriter and issuer of RMBS in lawsuits related to approximately USD 3.7 billion in original face amount of RMBS underwritten or issued by UBS. Of the USD 3.7 billion in original face amount of RMBS that remains at issue in these cases, approximately USD 1.3 billion was issued in offerings in which a UBS subsidiary transferred underlying loans (the majority of which were purchased from third-party originators) into a securitization trust and made representations and warranties about those loans (UBS-sponsored RMBS). The remaining USD 2.4 billion of RMBS to which these cases relate was issued by third parties in securitizations in which UBS acted as underwriter (third-party RMBS). The original face amounts noted above reflect settlement of a matter in April 2016 involving USD 1.9 billion of UBS-sponsored RMBS and USD 623 million of third-party RMBS for which the settlement amount will be reflected as a use of provision in the second quarter of 2016.

In connection with certain of these lawsuits, UBS has indemnification rights against surviving third-party issuers or originators for losses or liabilities incurred by UBS, but UBS cannot predict the extent to which it will succeed in enforcing those rights.

UBS is a defendant in two lawsuits brought by the National Credit Union Administration (NCUA), as conservator for certain failed credit unions, asserting misstatements and omissions in the offering documents for RMBS purchased by the credit unions. Both lawsuits were filed in US District Courts, one in the District of Kansas and the other in the Southern District of New York (SDNY). The original principal balance at issue in the Kansas case is approximately USD 1.15 billion and the original principal balance at issue in the SDNY case is approximately USD 400 million. In February 2016, UBS made an offer of judgment to NCUA in the SDNY case, which NCUA accepted, pursuant to which UBS agreed to pay to NCUA approximately USD 33 million plus approximately USD 36.8 million in prejudgment interest, for a total of approximately USD 69.8 million, in addition to reasonable attorneys’ fees incurred by NCUA.  Judgment was entered by the Court on April 25, 2016.

Lawsuits related to contractual representations and warranties concerning mortgages and RMBS: When UBS acted as an RMBS sponsor or mortgage seller, we generally made certain representations relating to the characteristics of the underlying loans. In the event of a material breach of these representations, we were in certain circumstances contractually obligated to repurchase the loans to which the representations related or to indemnify certain parties against losses. UBS has received demands to repurchase US residential mortgage loans as to which UBS made certain representations at the time the loans were transferred to the securitization trust aggregating approximately USD 4.1 billion in original principal balance. Of this amount, UBS considers claims relating to approximately USD 2 billion in original principal balance to be resolved, including claims barred by the statute of limitations. Substantially all of the remaining claims are in litigation, including the matters described in the next paragraph. UBS believes that new demands to repurchase US residential mortgage loans are time-barred under a decision rendered by the New York Court of Appeals.

In 2012, certain RMBS trusts filed an action (Trustee Suit) in the SDNY seeking to enforce UBS RESI’s obligation to repurchase loans in the collateral pools for three RMBS securitizations (Transactions) with an original principal balance of approximately USD 2 billion, for which Assured Guaranty Municipal Corp. (Assured Guaranty), a financial guaranty insurance company, had previously demanded repurchase. In January 2015, the court rejected plaintiffs’ efforts to seek damages for all loans purportedly in breach of representations and warranties in any of the three Transactions and limited plaintiffs to pursuing claims based solely on alleged breaches for loans identified in the complaint or other breaches that plaintiffs can establish were independently discovered by UBS. In February 2015, the court denied plaintiffs’ motion seeking reconsideration of its ruling. However, in April 2016, the Court ruled that, based on an intervening decision of an intermediate New York appellate court, it would allow plaintiffs to proceed with their claims at trial as to all loans purportedly in breach. With respect to the loans subject to the Trustee Suit that were originated by institutions still in existence, UBS intends to enforce its indemnity rights against those institutions. Trial is currently underway.

We also have tolling agreements with certain institutional purchasers of RMBS concerning their potential claims related to substantial purchases of UBS-sponsored or third-party RMBS.

Mortgage-related regulatory matters: In 2014, UBS received a subpoena from the US Attorney’s Office for the Eastern District of New York issued pursuant to the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA), which seeks documents and information related to UBS’s RMBS business from 2005 through 2007. In 2015, the Eastern District of New York identified a number of transactions that are currently the focus of their inquiry, as to which we are providing additional information. UBS continues to respond to the FIRREA subpoena and to subpoenas from the New York State Attorney General (NYAG) relating to its RMBS business. In addition, UBS has also been responding to inquiries from both the Special Inspector General for the Troubled Asset Relief Program (SIGTARP) (who is working in conjunction with the US Attorney’s Office for Connecticut and the DOJ) and the SEC relating to trading practices in connection with purchases and sales of mortgage-backed securities in the secondary market from 2009 through the present. We are cooperating with the authorities in these matters. Numerous other banks reportedly are responding to similar inquiries from these authorities.

Note 16   Provisions and contingent liabilities (continued)

Provision for claims related to sales of residential mortgage-backed securities and mortgages
USD million
Balance as of 31 December 2015	1,218
Increase in provision recognized in the income statement	28
Release of provision recognized in the income statement	0
Provision used in conformity with designated purpose	(4)
Balance as of 31 March 2016	1,242

As reflected in the table “Provision for claims related to sales of residential mortgage-backed securities and mortgages,” our balance sheet at 31 March 2016 reflected a provision of USD 1,242 million with respect to matters described in this item 2. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

3. Madoff

In relation to the Bernard L. Madoff Investment Securities LLC (BMIS) investment fraud, UBS AG, UBS (Luxembourg) SA and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including the Swiss Financial Market Supervisory Authority (FINMA) and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF). Those inquiries concerned two third-party funds established under Luxembourg law, substantially all assets of which were with BMIS, as well as certain funds established in offshore jurisdictions with either direct or indirect exposure to BMIS. These funds now face severe losses, and the Luxembourg funds are in liquidation. The last reported net asset value of the two Luxembourg funds before revelation of the Madoff scheme was approximately USD 1.7 billion in the aggregate, although that figure likely includes fictitious profit reported by BMIS. The documentation establishing both funds identifies UBS entities in various roles, including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members. UBS (Luxembourg) SA and certain other UBS subsidiaries are responding to inquiries by Luxembourg investigating authorities, without, however, being named as parties in those investigations. In 2009 and 2010, the liquidators of the two Luxembourg funds filed claims on behalf of the funds against UBS entities, non-UBS entities and certain individuals, including current and former UBS employees. The amounts claimed are approximately EUR 890 million and EUR 305 million, respectively. The liquidators have filed supplementary claims for amounts that the funds may possibly be held liable to pay the BMIS Trustee. These amounts claimed by the liquidator are approximately EUR 564 million and EUR 370 million, respectively. In addition, a large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff scheme. The majority of these cases are pending in Luxembourg, where appeals were filed by the claimants against the 2010 decisions of the court in which the claims in a number of test cases were held to be inadmissible. In 2014, the Luxembourg Court of Appeal dismissed one test appeal in its entirety, which decision was appealed by the investor. In 2015, the Luxembourg Supreme Court found in favor of UBS and dismissed the investor's appeal. In the US, the BMIS Trustee filed claims in 2010 against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore funds. The total amount claimed against all defendants in these actions was not less than USD 2 billion. Following a motion by UBS, in 2011, the SDNY dismissed all of the BMIS Trustee’s claims other than claims for recovery of fraudulent conveyances and preference payments that were allegedly transferred to UBS on the ground that the BMIS Trustee lacks standing to bring such claims. In 2013, the Second Circuit affirmed the District Court’s decision and, in 2014, the US Supreme Court denied the BMIS Trustee’s petition seeking review of the Second Circuit ruling. In 2014, several claims, including a purported class action, were filed in the US by BMIS customers against UBS entities, asserting claims similar to the ones made by the BMIS Trustee, seeking unspecified damages. One claim was voluntarily withdrawn by the plaintiff. In 2015, following a motion by UBS, the SDNY dismissed the two remaining claims on the basis that the New York courts did not have jurisdiction to hear the claims against the UBS entities. In Germany, certain clients of UBS are exposed to Madoff-managed positions through third-party funds and funds administered by UBS entities in Germany. A small number of claims have been filed with respect to such funds. In 2015, a court of appeal reversed a lower court decision in favor of UBS in one such case and ordered UBS to pay EUR 49 million, plus interest (approximately EUR 15.3 million). UBS filed an application for leave to appeal the decision. That application was rejected by the German Federal Supreme Court in 2015, meaning that the Court of Appeal’s decision is final.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 16   Provisions and contingent liabilities (continued)

4. Puerto Rico

Declines since August 2013 in the market prices of Puerto Rico municipal bonds and of closed-end funds (the funds) that are sole-managed and co-managed by UBS Trust Company of Puerto Rico and distributed by UBS Financial Services Incorporated of Puerto Rico (UBS PR) have led to multiple regulatory inquiries, as well as customer complaints and arbitrations with aggregate claimed damages of approximately USD 1.6 billion, of which claims with aggregate claimed damages of approximately USD 430 million have been resolved through settlements or arbitration. The claims are filed by clients in Puerto Rico who own the funds or Puerto Rico municipal bonds and / or who used their UBS account assets as collateral for UBS non-purpose loans; customer complaint and arbitration allegations include fraud, misrepresentation and unsuitability of the funds and of the loans. A shareholder derivative action was filed in 2014 against various UBS entities and current and certain former directors of the funds, alleging hundreds of millions of US dollars in losses in the funds. In 2015, defendants’ motion to dismiss was denied. Defendants are seeking leave to appeal that ruling to the Puerto Rico Supreme Court. In 2014, a federal class action complaint also was filed against various UBS entities, certain members of UBS PR senior management, and the co-manager of certain of the funds seeking damages for investor losses in the funds during the period from May 2008 through May 2014. Defendants have moved to dismiss that complaint. In 2015, a class action was filed in Puerto Rico state court against UBS PR seeking equitable relief in the form of a stay of any effort by UBS PR to collect on non-purpose loans it acquired from UBS Bank USA in December 2013 based on plaintiffs’ allegation that the loans are not valid. The trial court denied defendants’ motion to dismiss the action based on a forum selection clause in the loan agreements; the Puerto Rico Supreme Court has stayed the action pending its review of defendants’ appeal from that ruling.

In 2014, UBS reached a settlement with the Office of the Commissioner of Financial Institutions for the Commonwealth of Puerto Rico (OCFI) in connection with OCFI’s examination of UBS’s operations from January 2006 through September 2013, pursuant to which UBS is paying up to an aggregate of USD 7.7 million in investor education contributions and restitution.

In 2015, the SEC and the Financial Industry Regulatory Authority (FINRA) announced settlements with UBS PR of their separate investigations stemming from the 2013 market events. Without admitting or denying the findings in either matter, UBS PR agreed in the SEC settlement to pay USD 15 million and USD 18.5 million in the FINRA matter (which includes up to USD 11 million in restitution to 165 UBS PR customers and a civil penalty of USD 7.5 million). We also understand that the DOJ is conducting a criminal inquiry into the impermissible reinvestment of non-purpose loan proceeds. We are cooperating with the authorities in this inquiry.

In 2011, a purported derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico (System) against over 40 defendants, including UBS PR, which was named in connection with its underwriting and consulting services. Plaintiffs alleged that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of approximately USD 3 billion of bonds by the System in 2008 and sought damages of over USD 800 million. Defendants’ motion to dismiss is pending.

Also, in 2013, an SEC Administrative Law Judge dismissed a case brought by the SEC against two UBS executives, finding no violations. The charges had stemmed from the SEC’s investigation of UBS’s sale of closed-end funds in 2008 and 2009, which UBS settled in 2012. Beginning in 2012, two federal class action complaints, which were subsequently consolidated, were filed against various UBS entities, certain of the funds, and certain members of UBS PR senior management, seeking damages for investor losses in the funds during the period from January 2008 through May 2012 based on allegations similar to those in the SEC action. The Magistrate Judge for the consolidated case has recommended that plaintiffs’ motion to certify the proposed class be denied.

In 2015 Puerto Rico’s Governor stated that the Commonwealth was unable to meet its obligations. Certain agencies and public corporations of the Commonwealth have defaulted on certain interest payments beginning in August 2015 and additional payment defaults are expected to occur. These events, further defaults, any legislative action to create a legal means of restructuring Commonwealth obligations or to impose oversight on the Commonwealth's finances, or any restructuring of the Commonwealth’s obligations, may increase the number of claims against UBS concerning Puerto Rico securities, as well as potential damages sought.

Note 16   Provisions and contingent liabilities (continued)

Our balance sheet at 31 March 2016 reflected provisions with respect to matters described in this item 4 in amounts that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provisions that we have recognized.

5. Foreign exchange, LIBOR, and benchmark rates, and other trading practices

Foreign exchange-related regulatory matters: Following an initial media report in 2013 of widespread irregularities in the foreign exchange markets, UBS immediately commenced an internal review of its foreign exchange business, which includes our precious metals and related structured products businesses. Since then, various authorities have commenced investigations concerning possible manipulation of foreign exchange markets, including FINMA, the Swiss Competition Commission (WEKO), the DOJ, the SEC, the US Commodity Futures Trading Commission (CFTC), the Board of Governors of the Federal Reserve System (Federal Reserve Board), the UK Financial Conduct Authority (FCA) (to which certain responsibilities of the UK Financial Services Authority (FSA) have passed), the UK Serious Fraud Office (SFO), the Australian Securities and Investments Commission (ASIC), the Hong Kong Monetary Authority (HKMA), the Korea Fair Trade Commission (KFTC) and the Brazil Competition Authority (CADE). In addition, WEKO is, and a number of other authorities reportedly are, investigating potential manipulation of precious metals prices. UBS has taken and will take appropriate action with respect to certain personnel as a result of its ongoing review.

In 2014, UBS reached settlements with the FCA and the CFTC in connection with their foreign exchange investigations, and FINMA issued an order concluding its formal proceedings with respect to UBS relating to its foreign exchange and precious metals businesses. UBS has paid a total of approximately CHF 774 million to these authorities, including GBP 234 million in fines to the FCA, USD 290 million in fines to the CFTC, and CHF 134 million to FINMA representing confiscation of costs avoided and profits. In 2015, the Federal Reserve Board and the Connecticut Department of Banking issued an Order to Cease and Desist and Order of Assessment of a Civil Monetary Penalty Issued upon Consent (Federal Reserve Order) to UBS AG. As part of the Federal Reserve Order, UBS AG paid a USD 342 million civil monetary penalty.

In 2015, the DOJ’s Criminal Division (Criminal Division) terminated the December 2012 Non-Prosecution Agreement (NPA) with UBS AG related to UBS’s submissions of benchmark interest rates. As a result, UBS AG entered into a plea agreement with the Criminal Division pursuant to which UBS AG agreed to and did plead guilty to a one-count criminal information filed in the US District Court for the District of Connecticut charging UBS AG with one count of wire fraud in violation of 18 USC Sections 1343 and 2. Under the plea agreement, UBS AG agreed to a sentence that includes a USD 203 million fine and a three-year term of probation. The criminal information charges that between approximately 2001 and 2010, UBS AG engaged in a scheme to defraud counterparties to interest rate derivatives transactions by manipulating benchmark interest rates, including Yen LIBOR. Sentencing is currently scheduled for 29 November 2016. The Criminal Division terminated the NPA based on its determination, in its sole discretion, that certain UBS AG employees committed criminal conduct that violated the NPA, including fraudulent and deceptive currency trading and sales practices in conducting certain foreign exchange market transactions with clients and collusion with other participants in certain foreign exchange markets.

We have ongoing obligations to cooperate with these authorities and to undertake certain remediation, including actions to improve UBS’s processes and controls.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 16   Provisions and contingent liabilities (continued)

UBS has been granted conditional immunity by the Antitrust Division of the DOJ (Antitrust Division) from prosecution for EUR / USD collusion and entered into a non-prosecution agreement covering other currency pairs. As a result, UBS AG will not be subject to prosecutions, fines or other sanctions for antitrust law violations by the Antitrust Division, subject to UBS AG’s continuing cooperation. However, the conditional immunity grant does not bar government agencies from asserting other claims and imposing sanctions against UBS AG, as evidenced by the settlements and ongoing investigations referred to above. UBS has also been granted conditional leniency by authorities in certain jurisdictions, including WEKO, in connection with potential competition law violations relating to precious metals, and as a result, will not be subject to prosecutions, fines or other sanctions for antitrust or competition law violations in those jurisdictions, subject to UBS AG’s continuing cooperation.

In 2015, UBS AG settled charges with the SEC relating to structured notes issued by UBS AG that were linked to the UBS V10 Currency Index with Volatility Cap.

Investigations relating to foreign exchange and precious metals matters by numerous authorities, including the CFTC, remain ongoing notwithstanding these resolutions.

Foreign exchange-related civil litigation: Putative class actions have been filed since November 2013 in US federal courts and in other jurisdictions against UBS and other banks on behalf of putative classes of persons who engaged in foreign currency transactions with any of the defendant banks. They allege collusion by the defendants and assert claims under the antitrust laws and for unjust enrichment. In 2015, additional putative class actions were filed in federal court in New York against UBS and other banks on behalf of a putative class of persons who entered into or held any foreign exchange futures contracts and options on foreign exchange futures contracts since 1 January 2003. The complaints assert claims under the Commodity Exchange Act (CEA) and the US antitrust laws. In 2015, a consolidated complaint was filed on behalf of both putative classes of persons covered by the US federal court class actions described above. UBS has entered into a settlement agreement that would resolve all of these US federal court class actions. The agreement, which has been preliminarily approved by the court and is subject to final court approval, requires, among other things, that UBS pay an aggregate of USD 141 million and provide cooperation to the settlement classes.

A putative class action has been filed in federal court in New York against UBS and other banks on behalf of participants, beneficiaries, and named fiduciaries of plans qualified under the Employee Retirement Income Security Act of 1974 (ERISA) for whom a defendant bank provided foreign currency exchange transactional services, exercised discretionary authority or discretionary control over management of such ERISA plan, or authorized or permitted the execution of any foreign currency exchange transactional services involving such plan’s assets. The complaint asserts claims under ERISA.

In 2015, a putative class action was filed in federal court against UBS and numerous other banks on behalf of a putative class of persons and businesses in the US who directly purchased foreign currency from the defendants and their co-conspirators for their own end use. That action has been transferred to federal court in New York.

In 2015, UBS was added to putative class actions pending against other banks in federal court in New York and other jurisdictions on behalf of putative classes of persons who bought or sold physical precious metals and various precious metal products and derivatives. The complaints in these lawsuits assert claims under the antitrust laws and the CEA, and other claims.

LIBOR and other benchmark-related regulatory matters: Numerous government agencies, including the SEC, the CFTC, the DOJ, the FCA, the SFO, the Monetary Authority of Singapore (MAS), the HKMA, FINMA, the various state attorneys general in the US, and competition authorities in various jurisdictions have conducted or are continuing to conduct investigations regarding submissions with respect to LIBOR and other benchmark rates. These investigations focus on whether there were improper attempts by UBS, among others, either acting on our own or together with others, to manipulate LIBOR and other benchmark rates at certain times.

Note 16   Provisions and contingent liabilities (continued)

In 2012, UBS reached settlements with the FSA, the CFTC and the Criminal Division of the DOJ in connection with their investigations of benchmark interest rates. At the same time, FINMA issued an order concluding its formal proceedings with respect to UBS relating to benchmark interest rates. UBS has paid a total of approximately CHF 1.4 billion in fines and disgorgement – including GBP 160 million in fines to the FSA, USD 700 million in fines to the CFTC, USD 500 million in fines to the DOJ, and CHF 59 million in disgorgement to FINMA. UBS Securities Japan Co. Ltd. (UBSSJ) entered into a plea agreement with the DOJ under which it entered a plea to one count of wire fraud relating to the manipulation of certain benchmark interest rates, including Yen LIBOR. UBS entered into an NPA with the DOJ, which (along with the plea agreement) covered conduct beyond the scope of the conditional leniency / immunity grants described below, required UBS to pay the USD 500 million fine to the DOJ after the sentencing of UBSSJ, and provided that any criminal penalties imposed on UBSSJ at sentencing be deducted from the USD 500 million fine. Under the NPA, we agreed, among other things, that for two years from 18 December 2012 UBS would not commit any US crime, and we would advise DOJ of any potentially criminal conduct by UBS or any of its employees relating to violations of US laws concerning fraud or securities and commodities markets. The term of the NPA was extended by one year to 18 December 2015. In 2015, the Criminal Division terminated the NPA based on its determination, in its sole discretion, that certain UBS AG employees committed criminal conduct that violated the NPA. As a result, UBS entered into a plea agreement with the DOJ under which it entered a guilty plea to one count of wire fraud relating to the manipulation of certain benchmark interest rates, including Yen LIBOR, and agreed to pay a fine of USD 203 million and accept a three-year term of probation. Sentencing is currently scheduled for 29 November 2016.

In 2014, UBS reached a settlement with the European Commission (EC) regarding its investigation of bid-ask spreads in connection with Swiss franc interest rate derivatives and paid a EUR 12.7 million fine, which was reduced to this level based in part on UBS’s cooperation with the EC. The MAS, HKMA and the Japan Financial Services Agency have also resolved investigations of UBS (and in some cases, other banks). We have ongoing obligations to cooperate with the authorities with whom we have reached resolutions and to undertake certain remediation with respect to benchmark interest rate submissions.

Investigations by the CFTC, ASIC and other governmental authorities remain ongoing notwithstanding these resolutions.

UBS has been granted conditional leniency or conditional immunity from authorities in certain jurisdictions, including the Antitrust Division of the DOJ, WEKO and the EC, in connection with potential antitrust or competition law violations related to submissions for Yen LIBOR and Euroyen TIBOR. WEKO has also granted UBS conditional immunity in connection with potential competition law violations related to submissions for CHF LIBOR and certain transactions related to CHF LIBOR. As a result of these conditional grants, we will not be subject to prosecutions, fines or other sanctions for antitrust or competition law violations in the jurisdictions where we have conditional immunity or leniency in connection with the matters covered by the conditional grants, subject to our continuing cooperation. However, the conditional leniency and conditional immunity grants we have received do not bar government agencies from asserting other claims and imposing sanctions against us, as evidenced by the settlements and ongoing investigations referred to above. In addition, as a result of the conditional leniency agreement with the DOJ, we are eligible for a limit on liability to actual rather than treble damages were damages to be awarded in any civil antitrust action under US law based on conduct covered by the agreement and for relief from potential joint and several liability in connection with such civil antitrust action, subject to our satisfying the DOJ and the court presiding over the civil litigation of our cooperation. The conditional leniency and conditional immunity grants do not otherwise affect the ability of private parties to assert civil claims against us.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 16   Provisions and contingent liabilities (continued)

LIBOR and other benchmark-related civil litigation: A number of putative class actions and other actions are pending in, or expected to be transferred to, the federal courts in New York against UBS and numerous other banks on behalf of parties who transacted in certain interest rate benchmark-based derivatives. Also pending are actions asserting losses related to various products whose interest rate was linked to USD LIBOR, including adjustable rate mortgages, preferred and debt securities, bonds pledged as collateral, loans, depository accounts, investments and other interest-bearing instruments. All of the complaints allege manipulation, through various means, of various benchmark interest rates, including USD LIBOR, Euroyen TIBOR, Yen LIBOR, EURIBOR, CHF LIBOR, GBP LIBOR or USD ISDAFIX rates, and seek unspecified compensatory and other damages under varying legal theories. In 2013, the court in the USD action dismissed the federal antitrust and racketeering claims of certain USD LIBOR plaintiffs and a portion of their claims brought under the CEA and state common law. Plaintiffs have appealed the dismissal, and the appeal remains pending. In 2014, the court in one of the Euroyen TIBOR lawsuits dismissed certain of the plaintiff's claims, including federal antitrust claims. In 2015, the same court dismissed plaintiff's federal racketeering claims and affirmed its previous dismissal of plaintiff's antitrust claims. UBS and other defendants in other lawsuits including those related to EURIBOR, CHF LIBOR and GBP LIBOR have filed motions to dismiss.

Since September 2014, putative class actions have been filed in federal court in New York and New Jersey against UBS and other financial institutions, among others, on behalf of parties who entered into interest rate derivative transactions linked to ISDAFIX. The complaints, which have since been consolidated into an amended complaint, allege that the defendants conspired to manipulate ISDAFIX rates from 1 January 2006 through January 2014, in violation of US antitrust laws and certain state laws, and seek unspecified compensatory damages, including treble damages. In March 2016, the court in the ISDAFIX action denied in substantial part defendants’ motion to dismiss, holding that plaintiffs have stated Sherman Act, breach-of-contract, and unjust-enrichment claims against defendants, including UBS AG.

Government bonds: Putative class actions have been filed in US federal courts against UBS and other banks on behalf of persons who participated in markets for US Treasury securities since 2007. The complaints generally allege that the banks colluded with respect to, and manipulated prices of, US Treasury securities sold at auction. They assert claims under the antitrust laws and the CEA and for unjust enrichment. The cases have been consolidated in the SDNY. Following filing of these complaints, UBS and reportedly other banks have received requests for information from various authorities regarding US Treasury securities and other government bond trading practices.

With respect to additional matters and jurisdictions not encompassed by the settlements and order referred to above, our balance sheet at 31 March 2016 reflected a provision in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

6. Swiss retrocessions

The Federal Supreme Court of Switzerland ruled in 2012, in a test case against UBS, that distribution fees paid to a firm for distributing third-party and intra-group investment funds and structured products must be disclosed and surrendered to clients who have entered into a discretionary mandate agreement with the firm, absent a valid waiver.

FINMA has issued a supervisory note to all Swiss banks in response to the Supreme Court decision. The note sets forth the measures Swiss banks are to adopt, which include informing all affected clients about the Supreme Court decision and directing them to an internal bank contact for further details. UBS has met the FINMA requirements and has notified all potentially affected clients.

The Supreme Court decision has resulted, and may continue to result, in a number of client requests for UBS to disclose and potentially surrender retrocessions. Client requests are assessed on a case-by-case basis. Considerations taken into account when assessing these cases include, among others, the existence of a discretionary mandate and whether or not the client documentation contained a valid waiver with respect to distribution fees.

Our balance sheet at 31 March 2016 reflected a provision with respect to matters described in this item 6 in an amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client requests and the resolution thereof, factors that are difficult to predict and assess. Hence, as in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

Note 16   Provisions and contingent liabilities (continued)

7. Banco UBS Pactual tax indemnity

Pursuant to the 2009 sale of Banco UBS Pactual S.A. (Pactual) by UBS to BTG Investments, LP (BTG), BTG has submitted contractual indemnification claims that UBS estimates amount to approximately BRL 2.5 billion, including interest and penalties, which is net of liabilities retained by BTG. The claims pertain principally to several tax assessments issued by the Brazilian tax authorities against Pactual relating to the period from December 2006 through March 2009, when UBS owned Pactual. The majority of these assessments relate to the deductibility of goodwill amortization in connection with UBS’s 2006 acquisition of Pactual and payments made to Pactual employees through various profit-sharing plans. These assessments are being challenged in administrative and judicial proceedings. In 2015, the administrative court issued a decision that was largely in favor of the tax authority with respect to the goodwill amortization assessment. This decision has been appealed.

8. Matters relating to the CDS market

In 2013, the EC issued a Statement of Objections against 13 credit default swap (CDS) dealers including UBS, as well as data service provider Markit and the International Swaps and Derivatives Association (ISDA). The Statement of Objections broadly alleges that the dealers infringed European Union antitrust rules by colluding to prevent exchanges from entering the credit derivatives market between 2006 and 2009. In 2015, the EC issued a statement that it had decided to close its investigation against all 13 dealers, including UBS. The EC’s investigation regarding Markit and ISDA is ongoing. Since mid-2009, the Antitrust Division of the DOJ has also been investigating whether multiple dealers, including UBS, conspired with each other and with Markit to restrain competition in the markets for CDS trading, clearing and other services. In 2014, putative class action plaintiffs filed consolidated amended complaints in the SDNY against 12 dealers, including UBS, as well as Markit and ISDA, alleging violations of the US Sherman Antitrust Act and common law. Plaintiffs allege that the defendants unlawfully conspired to restrain competition in and / or monopolize the market for CDS trading in the US in order to protect the dealers’ profits from trading CDS in the over-the-counter market. In 2015, UBS and the other defendants entered into settlement agreements to resolve the litigation, pursuant to which UBS has paid USD 75 million out of a total settlement amount paid by all defendants of approximately USD 1.865 billion. The agreements have received final court approval.

Note 17   Guarantees, commitments and forward starting transactions

The table below shows the maximum irrevocable amount of guarantees, commitments and forward starting transactions.

	31.3.16			31.12.15
CHF million	Gross	Sub-participations	Net	Gross	Sub-participations	Net
Guarantees
Credit guarantees and similar instruments	6,525	(439)	6,086	6,708	(315)	6,393
Performance guarantees and similar instruments	3,029	(643)	2,386	3,035	(699)	2,336
Documentary credits	6,073	(1,602)	4,471	6,276	(1,707)	4,569
Total guarantees	15,627	(2,684)	12,942	16,019	(2,721)	13,298
Loan commitments	51,913	(1,480)	50,433	56,067	(1,559)	54,508
Forward starting transactions¹
Reverse repurchase agreements	18,695			6,577
Securities borrowing agreements	43			6
Repurchase agreements	13,098			6,323
1 Cash to be paid in the future by either UBS or the counterparty.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 18   Changes in organization and disposals

Restructuring expenses

Restructuring expenses arise from programs that materially change either the scope of business undertaken by the Group or the manner in which such business is conducted. Restructuring expenses are temporary costs that are necessary to effect such programs and include items such as severance and other personnel-related expenses, duplicate headcount costs, impairment and accelerated depreciation of assets, contract termination costs, consulting fees, and related infrastructure and system costs. These costs are presented in the income statement according to the underlying nature of the expense. As the costs associated with restructuring programs are temporary in nature, and in order to provide a more thorough understanding of business performance, such costs are separately presented below.

Net restructuring expenses by business division and Corporate Center unit
	For the quarter ended			% change from
CHF million	31.3.16	31.12.15	31.3.15	4Q15	1Q15
Wealth Management	79	133	46	(41)	72
Wealth Management Americas	33	50	24	(34)	38
Personal & Corporate Banking	23	41	16	(44)	44
Asset Management	20	38	18	(47)	11
Investment Bank	117	143	70	(18)	67
Corporate Center	(6)	36	130
of which: Services	(8)	19	119
of which: Non-core and Legacy Portfolio	2	17	11	(88)	(82)
Total net restructuring expenses	265	441	305	(40)	(13)
of which: personnel expenses	128	164	68	(22)	88
of which: general and administrative expenses	136	276	226	(51)	(40)
of which: depreciation and impairment of property, equipment and software	1	0	11		(91)
of which: amortization and impairment of intangible assets	0	0	0

Net restructuring expenses by personnel expense category
	For the quarter ended			% change from
CHF million	31.3.16	31.12.15	31.3.15	4Q15	1Q15
Salaries and variable compensation	115	146	68	(21)	69
Contractors	11	16	5	(31)	120
Social security	2	1	1	100	100
Pension and other post-employment benefit plans	(4)	(6)	(8)	(33)	(50)
Other personnel expenses	4	6	2	(33)	100
Total net restructuring expenses: personnel expenses	128	164	68	(22)	88

Net restructuring expenses by general and administrative expense category
	For the quarter ended			% change from
CHF million	31.3.16	31.12.15	31.3.15	4Q15	1Q15
Occupancy	29	34	10	(15)	190
Rent and maintenance of IT and other equipment	10	7	31	43	(68)
Administration	3	1	2	200	50
Travel and entertainment	3	6	2	(50)	50
Professional fees	34	68	31	(50)	10
Outsourcing of IT and other services	74	175	22	(58)	236
Other¹	(17)	(14)	127	21
Total net restructuring expenses: general and administrative expenses	136	276	226	(51)	(40)
1 Mainly comprised of onerous real estate lease contracts.

Note 18   Changes in organization and disposals (continued)

Disposal group held for sale

In 2015, UBS agreed to sell certain businesses within Wealth Management. These sales are expected to close in 2016 subject to customary closing conditions. As of 31 March 2016, the assets and liabilities of these subsidiaries and businesses are presented as a disposal group held for sale within Other assets and Other liabilities and amounted to CHF 264 million and CHF 217 million, respectively (31 December 2015: CHF 279 million and CHF 235 million, respectively).

Note 19   Currency translation rates

The following table shows the rates of the main currencies used to translate the financial information of UBS’s foreign operations into Swiss francs.

	Spot rate			Average rate¹
	As of			For the quarter ended
	31.3.16	31.12.15	31.3.15	31.3.16	31.12.15	31.3.15
1 USD	0.96	1.00	0.97	0.99	1.01	0.95
1 EUR	1.09	1.09	1.04	1.10	1.09	1.05
1 GBP	1.38	1.48	1.44	1.42	1.52	1.43
100 JPY	0.85	0.83	0.81	0.86	0.83	0.80

1 Monthly income statement items of foreign operations with a functional currency other than Swiss franc are translated with month-end rates into Swiss francs. Disclosed average rates for a quarter represent an average of three month-end rates, weighted according to the income and expense volumes of all foreign operations of the Group with the same functional currency for each month. Weighted average rates for individual business divisions may deviate from the weighted average rates for the Group.

UBS AG interim consolidated financial information (unaudited)

UBS AG interim consolidated financial
information (unaudited)

This section contains a comparison of selected financial and capital information between UBS Group AG (consolidated) and UBS AG (consolidated), as well as key figures for UBS AG (consolidated). Refer to www.ubs.com/investors  for the interim consolidated financial statements of UBS AG, which will be published on 6 May 2016.

Comparison UBS Group AG (consolidated) vs UBS AG (consolidated)

The accounting policies applied under International Financial Reporting Standards (IFRS) to both UBS Group AG and UBS AG consolidated financial statements are identical. However, there are certain scope and presentation differences which relate to:

–   Assets, liabilities, operating income, operating expenses and operating profit before tax relating to UBS Group AG and its directly held subsidiaries, including UBS Business Solutions AG, are reflected in the consolidated financial statements of UBS Group AG but not of UBS AG. UBS AG’s assets, liabilities, operating income, and operating expenses related to transactions with UBS Group AG and its directly held subsidiaries are not subject to elimination in the UBS AG consolidated financial statements, but are eliminated in the UBS Group AG consolidated financial statements.

–   Total equity of UBS Group AG (consolidated) was lower than total equity of UBS AG (consolidated) as of 31 March 2016, primarily related to employee share-based compensation awards.

–   Preferred notes issued by UBS AG are presented in the consolidated UBS Group AG balance sheet as equity attributable to NCI, while in the consolidated UBS AG balance sheet, these preferred notes are required to be presented as equity attributable to preferred noteholders.

–   Fully applied total capital of UBS AG (consolidated) was lower than fully applied total capital of UBS Group AG (consolidated) as of 31 March 2016, reflecting lower AT1 capital and lower tier 2 capital, partly offset by higher CET1 capital. The difference in CET1 capital was primarily due to compensation-related regulatory capital accruals, liabilities and capital instruments which are reflected on the level of UBS Group AG. The difference in AT1 capital relates to the issuances of AT1 capital notes by UBS Group AG, as well as deferred contingent capital plan (DCCP) awards granted for the performance years 2014 and 2015. The difference in tier 2 capital relates to high-trigger loss-absorbing capital, in the form of 2012 and 2013 DCCP awards, held at the UBS Group AG level.

Comparison UBS Group AG (consolidated) versus UBS AG (consolidated)
	As of or for the quarter ended 31.3.16				As of or for the quarter ended 31.12.15
CHF million, except where indicated	UBS Group AG (consolidated)	UBS AG (consolidated)	Difference (absolute)	Difference (%)	UBS Group AG (consolidated)	UBS AG (consolidated)	Difference (absolute)	Difference (%)

Income statement
Operating income	6,833	6,855	(22)	0	6,775	6,771	4	0
Operating expenses	5,855	5,876	(21)	0	6,541	6,543	(2)	0
Operating profit / (loss) before tax	978	979	(1)	0	234	228	6	3
of which: Wealth Management	557	552	5	1	344	342	2	1
of which: Wealth Management Americas	211	204	7	3	14	8	6	75
of which: Personal & Corporate Banking	399	399	0	0	355	356	(1)	0
of which: Asset Management	90	90	0	0	171	171	0	0
of which: Investment Bank	253	236	17	7	80	83	(3)	(4)
of which: Corporate Center	(534)	(502)	(32)	6	(729)	(732)	3	0
of which: Services	(203)	(193)	(10)	5	(345)	(349)	4	(1)
of which: Group ALM	(148)	(127)	(21)	17	(56)	(54)	(2)	4
of which: Non-core and Legacy Portfolio	(183)	(182)	(1)	1	(329)	(329)	0	0
Net profit / (loss)	708	713	(5)	(1)	950	951	(1)	0
of which: net profit / (loss) attributable to shareholders	707	713	(6)	(1)	949	950	(1)	0
of which: net profit / (loss) attributable to preferred noteholders		0	0			0	0
of which: net profit / (loss) attributable to non-controlling interests	0	0	0		1	1	0	0

Statement of comprehensive income
Other comprehensive income	(358)	(358)	0	0	214	214	0	0
of which: attributable to shareholders	(308)	(308)	0	0	177	177	0	0
of which: attributable to preferred noteholders		(50)	50			35	(35)	(100)
of which: attributable to non-controlling interests	(50)	(1)	(49)		37	2	35
Total comprehensive income	349	355	(6)	(2)	1,164	1,165	(1)	0
of which: attributable to shareholders	399	405	(6)	(1)	1,126	1,126	0	0
of which: attributable to preferred noteholders		(50)	50			35	(35)	(100)
of which: attributable to non-controlling interests	(50)	(1)	(49)		38	3	35

Balance sheet
Total assets	966,873	968,158	(1,285)	0	942,819	943,256	(437)	0
Total liabilities	910,088	910,557	(469)	0	885,511	886,013	(502)	0
Total equity	56,786	57,601	(815)	(1)	57,308	57,243	65	0
of which: equity attributable to shareholders	54,845	55,660	(815)	(1)	55,313	55,248	65	0
of which: equity attributable to preferred noteholders		1,905	(1,905)			1,954	(1,954)	(100)
of which: equity attributable to non-controlling interests	1,941	36	1,905		1,995	41	1,954

Capital information
Common equity tier 1 capital (fully applied)	29,853	32,118	(2,265)	(7)	30,044	32,042	(1,998)	(6)
Common equity tier 1 capital (phase-in)	36,580	38,762	(2,182)	(6)	40,378	41,516	(1,138)	(3)
Additional tier 1 capital (fully applied)	7,585	2,643	4,942		6,154	1,252	4,902
Tier 2 capital (fully applied)	11,112	10,217	895	9	11,237	10,325	912	9
Total capital (fully applied)	48,551	44,978	3,573	8	47,435	43,619	3,816	9
Risk-weighted assets (fully applied)	213,558	214,973	(1,415)	(1)	207,530	208,186	(656)	0
Common equity tier 1 capital ratio (fully applied, %)	14.0	14.9	(0.9)		14.5	15.4	(0.9)
Common equity tier 1 capital ratio (phase-in, %)	16.9	17.8	(0.9)		19.0	19.5	(0.5)
Total capital ratio (fully applied, %)	22.7	20.9	1.8		22.9	21.0	1.9
Leverage ratio denominator (fully applied)	905,801	907,277	(1,476)	0	897,607	898,251	(644)	0
Leverage ratio (fully applied, %)	5.4	5.0	0.4		5.3	4.9	0.4

UBS AG interim consolidated financial information (unaudited)

UBS AG (consolidated) key figures
	As of or for the quarter ended
CHF million, except where indicated	31.3.16	31.12.15	31.3.15

Results
Operating income	6,855	6,771	8,860
Operating expenses	5,876	6,543	6,167
Operating profit / (loss) before tax	979	228	2,693
Net profit / (loss) attributable to UBS AG shareholders	713	950	2,023

Key performance indicators¹
Profitability
Return on tangible equity (%)	6.0	8.1	17.7
Return on assets, gross (%)	2.9	2.8	3.4
Cost / income ratio (%)	85.7	95.8	69.5
Growth
Net profit growth (%)	(24.9)	(54.4)	126.5
Net new money growth for combined wealth management businesses (%)	5.9	2.9	3.8
Resources
Common equity tier 1 capital ratio (fully applied, %)²	14.9	15.4	14.6
Leverage ratio (phase-in, %)³	5.6	5.7	5.3

Additional information
Profitability
Return on equity (RoE) (%)	5.1	6.9	15.3
Return on risk-weighted assets, gross (%)⁴	13.0	12.8	16.4
Resources
Total assets	968,158	943,256	1,050,122
Equity attributable to UBS AG shareholders	55,660	55,248	53,815
Common equity tier 1 capital (fully applied)²	32,118	32,042	31,725
Common equity tier 1 capital (phase-in)²	38,762	41,516	41,808
Risk-weighted assets (fully applied)²	214,973	208,186	216,893
Common equity tier 1 capital ratio (phase-in, %)²	17.8	19.5	19.1
Total capital ratio (fully applied, %)²	20.9	21.0	19.3
Total capital ratio (phase-in, %)²	23.9	24.9	24.5
Leverage ratio (fully applied, %)³	5.0	4.9	4.3
Leverage ratio denominator (fully applied)³	907,277	898,251	978,709
Other
Invested assets (CHF billion)⁵	2,618	2,689	2,708
Personnel (full-time equivalents)	58,053	58,131	60,113

1 Refer to the "Measurement of performance" section of our Annual Report 2015 for the definitions of our key performance indicators.    2 Based on the Basel III framework as applicable for systemically relevant banks (SRBs). Refer to the “Capital management” section of this report for more information.    3 Calculated in accordance with Swiss SRB rules. Refer to the "Capital management" section of this report for more information. From 31 December 2015 onward, the leverage ratio denominator calculation is fully aligned with the Basel III rules. Figures for periods prior to 31 December 2015 are calculated in accordance with former Swiss SRB rules and are therefore not fully comparable.    4 Based on fully applied risk-weighted assets.    5 Includes invested assets for Personal & Corporate Banking.

Legal entity financial and regulatory information

Unaudited

UBS Group AG (standalone)
155	Income statement
155	Balance sheet
156	Basis of accounting

UBS AG (standalone)
157	Income statement
158	Balance sheet
159	Basis of accounting
159	Joint and several liability
160	Reconciliation of Swiss federal banking law equity to Swiss SRB capital
160	Regulatory key figures

UBS Switzerland AG (standalone)
161	Income statement
162	Balance sheet
163	Basis of accounting
163	Joint and several liability
164	Reconciliation of Swiss federal banking law equity to Swiss SRB capital
164	Regulatory key figures

UBS Limited (standalone)
165	Income statement
165	Statement of comprehensive income
166	Balance sheet
167	Basis of accounting
167	Capital information

UBS Group AG (standalone)

Income statement
	For the quarter ended			% change from
CHF million	31.3.16	31.12.15	31.3.15	4Q15	1Q15
Operating income	128	121	48	6	170
Operating expenses	148	118	144	26	2
Operating profit / (loss) before tax	(19)	3	(97)		(80)
Tax expense / (benefit)	5	7	0	(30)
Net profit / (loss) for the period	(24)	(3)	(97)	630	(75)

Balance sheet
			% change from
CHF million	31.3.16	31.12.15	31.12.15
Current assets	2,448	2,422	1
Non-current assets	47,188	45,959	3
of which: investment in UBS AG	40,376	40,376	0
Total assets	49,636	48,381	3
Short-term liabilities	2,592	1,741	49
Long-term liabilities	9,083	8,225	10
of which: additional tier 1 capital	6,453	5,106	26
Total liabilities	11,675	9,966	17
of which: deferred contingent capital plan	1,198	1,173	2
of which: other deferred compensation plans	2,174	2,654	(18)
Share capital¹	385	385	0
General reserves	37,011	37,006	0
Voluntary earnings reserve	(10)	(10)	0
Treasury shares	(2,158)	(1,724)	25
Reserve for own shares held by subsidiaries	0	1	(97)
Retained earnings	2,756	0
Net profit / (loss) for the period	(24)	2,756
Equity attributable to shareholders	37,961	38,415	(1)
Total liabilities and equity	49,636	48,381	3
1 Refer to the "UBS shares" section of this report for information on UBS Group AG shares.

Legal entity financial and regulatory information

Basis of accounting

The UBS Group AG standalone financial statements are prepared in accordance with the principles of the Swiss Law on Accounting and Financial Reporting (32nd title of the Swiss Code of Obligations). More information on the accounting policies applied for the standalone financial statements of UBS Group AG is provided in Note 2 to the UBS Group AG standalone financial statements in the Annual Report 2015.

In preparing the interim financial information for UBS Group AG, the same accounting policies and methods of computation have been applied as in the annual financial statements as of 31 December 2015. This interim financial information is unaudited and should be read in conjunction with the audited financial statements of UBS Group AG included in the Annual Report 2015.

UBS AG (standalone)

Income statement
	For the quarter ended			% change from
CHF million	31.3.16	31.12.15	31.3.15¹	4Q15	1Q15
Interest and discount income	1,405	1,258	2,109	12	(33)
Interest and dividend income from trading portfolio	574	529	649	9	(12)
Interest and dividend income from financial investments	38	47	53	(19)	(28)
Interest expense	(1,485)	(1,238)	(1,463)	20	2
Gross interest income	532	597	1,348	(11)	(61)
Credit loss (expense) / recovery	(23)	(68)	(30)	(66)	(23)
Net interest income	509	529	1,318	(4)	(61)
Fee and commission income from securities and investment business	546	546	1,619	0	(66)
Credit-related fees and commissions	50	57	105	(12)	(52)
Other fee and commission income	(5)	(26)	127	(81)
Fee and commission expense	(198)	(200)	(289)	(1)	(31)
Net fee and commission income	393	377	1,563	4	(75)
Net trading income	999	(42)	2,197		(55)
Net income from disposal of financial investments	52	2	94		(45)
Dividend income from investments in subsidiaries and other participations	36	563	278	(94)	(87)
Income from real estate holdings	119	143	172	(17)	(31)
Sundry ordinary income	1,353	1,387	724	(2)	87
Sundry ordinary expenses	(94)	(451)	(139)	(79)	(32)
Other income from ordinary activities	1,466	1,645	1,129	(11)	30
Total operating income	3,368	2,509	6,207	34	(46)
Personnel expenses	1,553	1,275	2,349	22	(34)
General and administrative expenses	1,294	1,664	1,369	(22)	(5)
Subtotal operating expenses	2,847	2,940	3,718	(3)	(23)
Impairment of investments in subsidiaries and other participations	373	(58)	986		(62)
Depreciation and impairment of property, equipment and software	178	193	165	(8)	8
Amortization and impairment of goodwill and other intangible assets	6	6	6	0	0
Changes in provisions and other allowances and losses	(3)	(44)	50	(93)
Total operating expenses	3,401	3,036	4,924	12	(31)
Operating profit	(33)	(527)	1,282	(94)
Extraordinary income	65	219	537	(70)	(88)
of which: reversal of impairments of investments in subsidiaries and other participations	65	67	17	(3)	282
Extraordinary expenses	0	129	0	(100)
Tax expense / (benefit)	49	(5)	122		(60)
Net profit / (loss) for the period	(18)	(432)	1,696	(96)

1 Comparative amounts presented for 31 March 2015 include the results of the Personal & Corporate Banking and Wealth Management businesses booked in Switzerland, which were transferred from UBS AG to UBS Switzerland AG in the second quarter of 2015. Refer to "Establishment of UBS Switzerland AG" in the "Legal entity financial and regulatory information" section of our Annual Report 2015 for more information.

Legal entity financial and regulatory information

Balance sheet
			% change from
CHF million	31.3.16	31.12.15	31.12.15

Assets
Cash and balances with central banks	48,770	45,125	8
Due from banks	49,059	40,611	21
Receivables from securities financing transactions	101,796	90,479	13
of which: cash collateral on securities borrowed	33,363	27,925	19
of which: reverse repurchase agreements	68,433	62,553	9
Due from customers	93,749	97,401	(4)
Mortgage loans	4,563	4,679	(2)
Trading portfolio assets	76,436	94,210	(19)
Positive replacement values	20,136	20,987	(4)
Financial investments	34,242	27,528	24
Accrued income and prepaid expenses	1,730	1,708	1
Investments in subsidiaries and other participations	43,399	43,791	(1)
Property, equipment and software	6,579	6,503	1
Goodwill and other intangible assets	30	36	(17)
Other assets	3,808	3,986	(4)
Total assets	484,296	477,045	2
of which: subordinated assets	6,555	5,752	14
of which: subject to mandatory conversion and / or debt waiver	4,500	4,020	12

Liabilities
Due to banks	39,092	36,669	7
Payables from securities financing transactions	59,322	55,457	7
of which: cash collateral on securities lent	28,961	34,094	(15)
of which: repurchase agreements	30,361	21,363	42
Due to customers	145,607	144,842	1
Trading portfolio liabilities	23,405	21,179	11
Negative replacement values	25,463	24,669	3
Financial liabilities designated at fair value	52,754	58,104	(9)
Bonds issued and loans from central mortgage institutions	75,655	72,750	4
Accrued expenses and deferred income	3,414	4,356	(22)
Other liabilities	6,266	5,505	14
Provisions	1,608	1,786	(10)
Total liabilities	432,585	425,316	2

Equity
Share capital	386	386	0
General reserve	33,669	33,669	0
of which: statutory capital reserve	38,149	38,149	0
of which: capital contribution reserve	38,149	38,149	0
of which: statutory earnings reserve	(4,480)	(4,480)	0
Voluntary earnings reserve	5,689	5,689	0
Retained earnings / (loss) carried forward	11,984	0
Net profit / (loss) for the period	(18)	11,984
Total equity	51,711	51,728	0
Total liabilities and equity	484,296	477,045	2
of which: subordinated liabilities	16,840	16,139	4
of which: subject to mandatory conversion and / or debt waiver	12,689	11,858	7

Basis of accounting

UBS AG standalone financial statements are prepared in accordance with Swiss GAAP (FINMA Circular 2015/1 and the Banking Ordinance).

The accounting policies are principally the same as the IFRS-based accounting policies for the consolidated financial statements outlined in Note 1 to the consolidated financial statements of UBS AG in the Annual Report 2015. Major differences between the Swiss GAAP requirements and IFRS are described in Note 38 to the consolidated financial statements of UBS AG in the Annual Report 2015. Further information on the accounting policies applied for the standalone financial statements of UBS AG is provided in Note 2 to the UBS AG standalone financial statements in the Annual Report 2015.

In preparing the interim financial information for UBS AG, the same accounting policies and methods of computation have been applied as in the annual financial statements as of 31 December 2015. This interim financial information is unaudited and should be read in conjunction with the audited financial statements of UBS AG included in the Annual Report 2015.

Joint and several liability

In June 2015, the Personal & Corporate Banking and Wealth Management businesses booked in Switzerland were transferred from UBS AG to UBS Switzerland AG through an asset transfer in accordance with the Swiss Merger Act. Under the Swiss Merger Act, UBS AG assumed joint liability for obligations existing on the asset transfer date, 14 June 2015, that were transferred to UBS Switzerland AG.

As of the asset transfer date, UBS AG assumed joint liability for approximately CHF 260 billion of obligations of UBS Switzerland AG, excluding the collateralized portion of secured contractual obligations. UBS AG has no liability for new obligations incurred by UBS Switzerland AG after the asset transfer date.

→   Refer to “Establishment of UBS Switzerland AG” in the “Legal entity financial and regulatory information” section of our Annual Report 2015 for more information

The joint liability amount declines as obligations mature, terminate or are novated following the asset transfer date. As of 31 March 2016, the joint liability amounted to approximately CHF 1 billion.

Legal entity financial and regulatory information

Reconciliation of Swiss federal banking law equity to Swiss SRB capital (phase-in)
CHF billion	31.3.16	31.12.15
Equity - Swiss federal banking law¹	51.7	51.7
Deferred tax assets	1.5	1.9
Investments in the finance sector	(14.5)	(16.6)
Goodwill and intangible assets	(0.4)	(0.4)
Other²	(4.6)	(4.0)
Common equity tier 1 capital	33.7	32.7
Additional tier 1 capital	0.0	0.0
Tier 2 capital	0.0	0.0
Total capital	33.7	32.7

1 Equity under Swiss federal banking law is adjusted to derive equity in accordance with IFRS and then further adjusted to derive common equity tier 1 (CET1) capital in accordance with Swiss SRB requirements.    2 Includes accruals for dividends to shareholders and other items.

Regulatory key figures
	Requirement	Actual
CHF million, except where indicated	31.3.16	31.3.16	31.12.15
Capital ratios - Swiss SRB (phase-in)
Common equity tier 1 capital	23,527	33,678	32,656
Tier 2 capital		0	0
Total capital	32,938	33,678	32,656
Risk-weighted assets		235,271	227,170
Common equity tier 1 capital ratio (%)	10.0	14.3	14.4
Total capital ratio (%)	14.0	14.3	14.4
Leverage ratio - Swiss SRB (phase-in)
Total capital		33,678	32,656
Leverage ratio denominator		636,514	633,985
Leverage ratio (%)	3.4	5.3	5.2
Leverage ratio - BIS (phase-in)
Tier 1 capital		33,678	32,656
Leverage ratio denominator		636,514	633,985
Leverage ratio (%)		5.3	5.2
Liquidity coverage ratio¹
High-quality liquid assets (CHF billion)		116	108
Net cash outflows (CHF billion)		88	93
Liquidity coverage ratio (%)		132	116
1 Figures represent a 3-month average.

Information concerning the capital requirements applicable to UBS AG (standalone) under Swiss SRB regulations, as revised by the FINMA decree dated 20 December 2013, is provided in the document “UBS AG First quarter 2016 report,” which will be available from 6 May 2016 in “Quarterly reporting” at www.ubs.com/investors.

The same document contains supplemental Swiss SRB capital information and information on the leverage ratio and the liquidity coverage ratio.

UBS Switzerland AG (standalone)

Income statement
	For the quarter ended¹		% change from
CHF million	31.3.16	31.12.15	4Q15
Interest and discount income²	962	931	3
Interest and dividend income from trading portfolio	1	0
Interest and dividend income from financial investments	20	20	0
Interest expense	(116)	(125)	(7)
Gross interest income	866	826	5
Credit loss (expense) / recovery	6	(8)
Net interest income	872	819	6
Fee and commission income from securities and investment business	838	845	(1)
Credit-related fees and commissions	35	36	(3)
Other fee and commission income	171	180	(5)
Fee and commission expense	(87)	(93)	(6)
Net fee and commission income	956	968	(1)
Net trading income²	155	264	(41)
Net income from disposal of financial investments	18	6	200
Dividend income from investments in subsidiaries and other participations	0	0
Income from real estate holdings	0	0
Sundry ordinary income	57	42	36
Sundry ordinary expenses	(5)	(36)	(86)
Other income from ordinary activities	69	12	475
Total operating income	2,053	2,063	0
Personnel expenses	539	525	3
General and administrative expenses	861	925	(7)
Subtotal operating expenses	1,401	1,450	(3)
Depreciation and impairment of property, equipment and software	3	3	0
Amortization and impairment of goodwill and other intangible assets	263	263	0
Changes in provisions and other allowances and losses	2	3	(33)
Total operating expenses	1,668	1,719	(3)
Operating profit	385	344	12
Extraordinary income	0	0
Extraordinary expenses	0	0
Tax expense / (benefit)	90	81	11
Net profit / (loss) for the period	295	263	12

1 Comparative results are not presented for the first quarter of 2015, as UBS Switzerland AG had no operations and recorded therefore virtually no profit or loss during that period.    2 From the first quarter of 2016, the difference between forward rates and spot rates on certain short duration foreign exchange derivative contracts which are part of economic hedge relationships (CHF 68 million) is presented in Interest and discount income. For the fourth quarter of 2015, the comparative amount of CHF 66 million is presented in Net trading income.

Legal entity financial and regulatory information

Balance sheet
			% change from
CHF million	31.3.16	31.12.15	31.12.15

Assets
Cash and balances with central banks	47,385	38,701	22
Due from banks	4,976	3,477	43
Receivables from securities financing transactions	25,396	23,672	7
of which: cash collateral on securities borrowed	4,645	7,414	(37)
of which: reverse repurchase agreements	20,752	16,258	28
Due from customers	38,779	38,373	1
Mortgage loans	147,621	148,492	(1)
Trading portfolio assets	1,719	1,736	(1)
Positive replacement values	2,632	2,274	16
Financial investments	22,957	22,878	0
Accrued income and prepaid expenses	225	237	(5)
Investments in subsidiaries and other participations	42	42	0
Property, equipment and software	18	15	20
Goodwill and other intangible assets	4,200	4,463	(6)
Other assets	812	817	(1)
Total assets	296,764	285,176	4
of which: subordinated assets	0	0
of which: subject to mandatory conversion and / or debt waiver	0	0

Liabilities
Due to banks	19,178	19,280	(1)
Payables from securities financing transactions	11,664	8,997	30
of which: cash collateral on securities lent	2,485	2,493	0
of which: repurchase agreements	9,179	6,505	41
Due to customers	238,974	231,294	3
Trading portfolio liabilities	255	128	99
Negative replacement values	1,532	1,092	40
Medium-term notes	0	0
Bonds issued and loans from central mortgage institutions	8,229	8,274	(1)
Accrued expenses and deferred income	662	822	(19)
Other liabilities	1,654	963	72
Provisions	171	179	(4)
Total liabilities	282,319	271,027	4

Equity
Share capital	10	10	0
General reserve	13,072	13,072	0
of which: statutory capital reserve	13,072	13,072	0
of which: capital contribution reserve	13,072	13,072	0
Retained earnings / (loss) carried forward	1,068	0
Net profit / (loss) for the period	295	1,068	(72)
Total equity	14,444	14,149	2
Total liabilities and equity	296,764	285,176	4
of which: subordinated liabilities	4,540	4,020	13
of which: subject to mandatory conversion and / or debt waiver	4,540	4,020	13

Basis of accounting

The UBS Switzerland AG standalone financial statements are prepared in accordance with Swiss GAAP (FINMA Circular 2015/1 and the Banking Ordinance).

The accounting policies are principally the same as the IFRS-based accounting policies for the consolidated financial statements of UBS Group AG outlined in Note 1 to the consolidated financial statements of UBS Group AG in the Annual Report 2015. Major differences between the Swiss GAAP requirements and IFRS are described in Note 38 to the consolidated financial statements of UBS Group AG in the Annual Report 2015. Further information on the accounting policies applied for the standalone financial information of UBS Switzerland AG is provided in Note 2 to the UBS Switzerland AG standalone financial statements in the Annual Report 2015.

In preparing the interim financial information for UBS Switzerland AG, the same accounting policies and methods of computation have been applied as in the annual financial statements as of 31 December 2015. This interim financial information is unaudited and should be read in conjunction with the audited financial statements included in the Annual Report 2015.

Joint and several liability

In June 2015, the Personal & Corporate Banking and Wealth Management businesses booked in Switzerland were transferred from UBS AG to UBS Switzerland AG through an asset transfer in accordance with the Swiss Merger Act. Under the Swiss Merger Act, UBS AG assumed joint liability for obligations existing on the asset transfer date, 14 June 2015, which were transferred to UBS Switzerland AG. Under the terms of the asset transfer agreement, UBS Switzerland AG assumed joint liability for approximately CHF 325 billion of contractual obligations of UBS AG existing on the asset transfer date, excluding the collateralized portion of secured contractual obligations and covered bonds.

UBS Switzerland AG has no liability for new obligations incurred by UBS AG after the asset transfer date.

→   Refer to “Establishment of UBS Switzerland AG” in the “Legal entity financial and regulatory information” section of our Annual Report 2015 for more information

The joint liability amount declines as obligations mature, terminate or are novated following the asset transfer date. As of 31 March 2016, the joint liability of UBS Switzerland AG amounted to approximately CHF 121 billion.

Legal entity financial and regulatory information

Reconciliation of Swiss federal banking law equity to Swiss SRB capital (phase-in)
CHF billion	31.3.16	31.12.15
Equity - Swiss federal banking law¹	14.4	14.1
Deferred tax assets	0.9	0.9
Goodwill and intangible assets	(4.2)	(4.5)
Other²	(0.6)	(0.1)
Common equity tier 1 capital	10.5	10.5
Additional tier 1 capital	2.0	1.5
Tier 2 capital	2.5	2.5
Total capital	15.0	14.5

1 Equity under Swiss federal banking law is adjusted to derive equity in accordance with IFRS and then further adjusted to derive common equity tier 1 (CET1) capital in accordance with Swiss SRB requirements.       2 Includes accruals for dividends to shareholders and other items.

Regulatory key figures
	Requirement¹	Actual
CHF million, except where indicated	31.3.16	31.3.16	31.12.15
Capital ratios - Swiss SRB (phase-in)
Common equity tier 1 capital		10,495	10,468
Additional tier 1 capital		2,000	1,500
Tier 2 capital		2,500	2,500
Total capital	13,574	14,995	14,468
Risk-weighted assets		93,018	95,765
Common equity tier 1 capital ratio (%)	8.6	11.3	10.9
Total capital ratio (%)	14.6	16.1	15.1
Leverage ratio - Swiss SRB (phase-in)
Total capital		14,995	14,468
Leverage ratio denominator		309,001	296,865
Leverage ratio (%)	3.4	4.9	4.9
Leverage ratio - BIS (phase-in)
Tier 1 capital		12,495	11,968
Leverage ratio denominator		309,001	296,865
Leverage ratio (%)		4.0	4.0
Liquidity coverage ratio²
High-quality liquid assets (CHF billion)		77	75
Net cash outflows (CHF billion)		69	65
Liquidity coverage ratio (%)		113	115

1 The CET1 capital ratio requirement of 8.6%, the total capital ratio requirement of 14.6% and the total leverage ratio requirement of 3.4% are the current phase-in requirements according to the Swiss Capital Adequacy Ordinance. In addition, FINMA defined a) a total capital ratio requirement for UBS Switzerland AG which is the sum of 14.4% and the current effect of the countercyclical buffer requirement of 0.4%, of which 10.0% plus the effect of the countercyclical buffer requirement must be satisfied with CET1 capital and b) a total leverage ratio requirement of 3.5%. These requirements will be effective until they are exceeded by the Swiss SRB phase-in requirements.    2 Figures represent a 3-month average.

Additional information concerning the capital requirements applicable to UBS Switzerland AG (standalone) is provided in the document “UBS Switzerland AG (standalone) regulatory information,” which will be available from 6 May 2016 in “Disclosure for subsidiaries and branches” at www.ubs.com/investors.

The same document contains supplemental Swiss SRB capital information, as well as information on the leverage ratio and the liquidity coverage ratio.

UBS Limited (standalone)

Income statement
	For the quarter ended			% change from
GBP million	31.3.16	31.12.15	31.3.15	4Q15	1Q15
Interest income	84	54	52	56	62
Interest expense	(81)	(58)	(56)	40	45
Net interest income	2	(4)	(3)
Credit loss (expense) / recovery	(2)	0	2
Net fee and commission income	191	208	231	(8)	(17)
Net trading income	0	9	(14)		(100)
Other income	(20)	(7)	(37)	186	(46)
Total operating income	170	206	179	(17)	(5)
Total operating expenses	137	142	149	(4)	(8)
Operating profit before tax	33	64	29	(48)	14
Tax expense / (benefit)	6	(29)	10		(40)
Net profit	27	93	20	(71)	35

Statement of comprehensive income
	For the quarter ended
GBP million	31.3.16	31.12.15	31.3.15
Net profit	27	93	20

Other comprehensive income
Other comprehensive income that may be reclassified to the income statement
Financial assets available for sale
Net unrealized gains / (losses) on financial assets available for sale	2	(6)	6
Total other comprehensive income that may be reclassified to the income statement	2	(6)	6
Total comprehensive income	29	87	26

Legal entity financial and regulatory information

Balance sheet
			% change from
GBP million	31.3.16	31.12.15	31.12.15

Assets
Cash and balances with central banks	10	5	100
Due from banks	1,012	841	20
Loans	752	791	(5)
Cash collateral on securities borrowed	4,777	3,711	29
Reverse repurchase agreements	3,777	2,973	27
Trading portfolio assets	5,172	3,770	37
Positive replacement values	20,237	17,668	15
Cash collateral receivables on derivative instruments	5,258	6,027	(13)
Financial assets designated at fair value	3,190	666	379
Financial assets available for sale	699	3,163	(78)
Deferred tax assets	172	172	0
Other assets	366	319	15
Total assets	45,422	40,105	13

Liabilities
Due to banks	3,362	2,309	46
Due to customers	484	230	111
Cash collateral on securities lent	853	668	28
Repurchase agreements	4,537	4,021	13
Trading portfolio liabilities	5,743	4,787	20
Negative replacement values	20,981	18,040	16
Cash collateral payables on derivative instruments	5,034	5,966	(16)
Financial liabilities designated at fair value	807	728	11
Other liabilities	535	316	69
Total liabilities	42,337	37,064	14

Equity
Share capital	227	227	0
Share premium	2,184	2,184	0
Retained earnings	436	396	10
Cumulative net income recognized directly in equity, net of tax	4	1	300
Other equity instruments	235	235	0
Total equity	3,085	3,042	1
Total liabilities and equity	45,422	40,106	13

Basis of accounting

The financial statements of UBS Limited are prepared in accordance with International Financial Reporting Standards (IFRS), as endorsed by the European Union (EU), and are stated in British pounds (GBP), the functional currency of the entity. UBS Group AG is the ultimate parent of UBS Limited, which is 100% owned by UBS AG. This interim financial information does not comply with IAS 34, Interim Financial Reporting, as it includes only the income statement, the statement of comprehensive income and the balance sheet of UBS Limited.

In preparing this interim financial information, the same accounting policies and methods of computation have been applied as in the audited financial statements included in the Annual Report and Financial Statements of UBS Limited for the year ended 31 December 2015, which is available in “Disclosure for subsidiaries and branches” at www.ubs.com/investors.  This interim financial information is unaudited and should be read in conjunction with the audited financial statements of UBS Limited.

In March 2016, the UK Government announced a proposed change in law which would reduce the proportion of banks' annual taxable profits that can be offset by UK tax losses carried forward from 50% to 25% with effect from 1 April 2016. The UK Government also proposed to reduce the UK corporate income tax rate from 18% to 17% with effect from 1 April 2020. To the extent that these changes are enacted in 2016, UBS Limited would expect to incur a reduction in recognized UK deferred tax assets of approximately GBP 83 million.

Capital information¹˒²
GBP million, except where indicated	31.3.16	31.12.15	31.3.15
Tier 1 capital	2,794	2,629	3,958
of which: common equity tier 1 capital	2,559	2,394	3,343
Tier 2 capital	621	587	975
Total capital	3,415	3,216	4,933
Common equity tier 1 capital ratio (%)	20.6	19.4	24.7
Tier 1 capital ratio (%)	22.5	21.3	29.2
Total capital ratio (%)	27.5	26.1	36.4
Risk-weighted assets	12,404	12,316	13,551

1 Capital information for UBS Limited has been prepared in accordance with Regulation (EU) No 575 / 2013 (as amended by Regulation (EU) 2015 / 62 in respect of the leverage ratio).    2 There is no local disclosure requirement for the liquidity coverage ratio or leverage ratio for UBS Limited as of 31 March 2016.

Appendix

Abbreviations frequently used in our financial reports

A

ABS                 asset-backed security

AGM               annual general meeting of shareholders

AIV                  alternative investment vehicle

AMA               advanced measurement approach

AT1                 additional tier 1

B

BCBS               Basel Committee on
Banking Supervision

BD                   business division

BIS                   Bank for International Settlements

BoD                 Board of Directors

BVG                Swiss occupational pension plan

C

CC                   Corporate Center

CCAR              Comprehensive Capital Analysis and Review

CCF                 credit conversion factors

CCP                 central counterparty

CDO                collateralized debt
obligation

CDR                constant default rate

CDS                 credit default swap

CEA                 Commodity Exchange Act

CEO                Chief Executive Officer

CET1               common equity tier 1

CFO                 Chief Financial Officer

CHF                 Swiss franc

CLN                 credit-linked note

CLO                 collateralized loan obligation

CMBS             commercial mortgage-
backed security

CVA                credit valuation
adjustment

D

DBO                defined benefit obligation

DCCP              Deferred Contingent Capital Plan

DOJ                 Department of Justice

DTA                 deferred tax asset

DVA                debit valuation adjustment

E

EAD                 exposure at default

EC                   European Commission

ECB                 European Central Bank

EIR                   effective interest rate

EMEA              Europe, Middle East and Africa

EOP                 Equity Ownership Plan

EPS                  earnings per share

ETD                 exchange-traded derivatives

ETF                  exchange-traded fund

EU                   European Union

EUR                 euro

EURIBOR        Euro Interbank Offered Rate

F

FCA                 UK Financial Conduct
Authority

FCT                  foreign currency translation

FDIC                Federal Deposit Insurance Corporation

FINMA            Swiss Financial Market Supervisory Authority

FRA                 forward rate agreement

FSA                  UK Financial Services Authority

FSB                  Financial Stability Board

FTD                  first to default

FTP                  funds transfer price

FVA                 funding valuation adjustment

FX                    foreign exchange

G

GAAP              generally accepted
accounting principles

GBP                 British pound

GEB                 Group Executive Board

GIIPS               Greece, Italy, Ireland,
Portugal and Spain

Group ALM    Group Asset and Liability Management

H

HQLA              high-quality liquid assets

I

IAS                  International Accounting Standards

IASB                International Accounting Standards Board

IFRS                 International Financial Reporting Standards

IRB                  internal ratings-based

IRC                  incremental risk charge

ISDA                International Swaps and Derivatives Association

K

KPI                   key performance indicator

L

LAC                 loss-absorbing capital

LAS                  liquidity-adjusted stress

LCR                 liquidity coverage ratio

LGD                 loss given default

LIBOR              London Interbank Offered Rate

LRD                 leverage ratio denominator

LTV                  loan-to-value

M

MTN                medium-term note

Abbreviations frequently used in our financial reports (continued)

N

NAV                net asset value

NRV                 negative replacement value

NPA                 non-prosecution agreement

NSFR               net stable funding ratio

O

OCI                 other comprehensive income

OTC                over-the-counter

P

PRA                 UK Prudential Regulation Authority

PRV                 positive replacement value

R

RLN                 reference-linked note

RMBS              residential mortgage-backed security

RoAE               return on attributed equity

RoE                 return on equity

RoTE               return on tangible equity

RV                   replacement value

RWA               risk-weighted assets

S

SE                    structured entity

SEC                 US Securities and Exchange Commission

SEEOP             Senior Executive Equity Ownership Plan

SFT                  securities financing transaction

SNB                 Swiss National Bank

SRB                 systemically relevant bank

SRM                Single Resolution
Mechanism

SVaR               stressed value-at-risk

T

TBTF                too big to fail

TLAC               total loss-absorbing capacity

TRS                  total return swap

U

USD                 US dollar

V

VaR                 value-at-risk

Appendix

Information sources

Reporting publications

Annual publications: Annual publications: Annual report (SAP no. 80531): Published in both English and German, this single volume report provides a description of our Group strategy and performance; the strategy and performance of the business divisions and Corporate Center; a description of risk, treasury, capital management, corporate governance, responsibility and senior management compensation, including compensation for the Board of Directors and the Group Executive Board members; and financial information, including the financial statements. Review (SAP no. 80530): The booklet contains key information on our strategy and financials. It is published in English, German, French and Italian. Compensation Report (SAP no. 82307): The report discusses our compensation framework and provides information on compensation for the Board of Directors and the Group Executive Board members. It is published in English and German.

Quarterly publications: Financial report (SAP no. 80834) and results materials: The quarterly financial report, published for the first, second and third quarter, and the fourth-quarter earnings release and financial supplement provide an update on our strategy and performance for the respective quarter. They are mainly available in English.

How to order reports: The annual and quarterly publications are available in PDF on the internet at www.ubs.com/investors  in the “Financial information” section. Printed copies can be ordered from the same website in the “Investor services” section, which can be accessed via the link on the left-hand side of the screen. Alternatively, they can be ordered by quoting the SAP number and the language preference, where applicable, from UBS AG, F4UK–AUL, P.O. Box, CH-8098 Zurich, Switzerland.

Other information

Website: The “Investor Relations” website at www.ubs.com/investors  provides the following information on UBS: news releases, financial information, including results-related filings with the US Securities and Exchange Commission, corporate information, including UBS share price charts and data and dividend information, the UBS corporate calendar and presentations by management for investors and financial analysts. Information on the internet is available in English and German.

Result presentations: Our quarterly results presentations are webcast live. A playback of most presentations is downloadable at www.ubs.com/presentations.

Messaging service / UBS news alert: On the www.ubs.com/newsalerts  website, it is possible to subscribe to receive news alerts about UBS via SMS or email. Messages are sent in English, German, French or Italian and it is possible to state theme preferences for the alerts received.

Form 20-F and other submissions to the US Securities and Exchange Commission: We file periodic reports and submit other information about UBS to the US Securities and Exchange Commission (SEC). Principal among these filings is the annual report on Form 20-F, filed pursuant to the US Securities Exchange Act of 1934. The filing of Form 20-F is structured as a “wrap-around” document. Most sections of the filing can be satisfied by referring to parts of the annual report. However, there is a small amount of additional information in Form 20-F which is not presented elsewhere, and is particularly targeted at readers in the US. Readers are encouraged to refer to this additional disclosure. Any document that we file with the SEC is available to read and copy on the SEC’s website, www.sec.gov,  or at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC, 20549. Please call the SEC on +1‑800-SEC-0330 for further information on the operation of its public reference room. Refer to www.ubs.com/investors  for more information.

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in executing its announced strategic plans, including its cost reduction and efficiency initiatives and its targets for risk-weighted assets (RWA) and leverage ratio denominator (LRD), and the degree to which UBS is successful in implementing changes to its wealth management businesses to meet changing market, regulatory and other conditions; (ii) the continuing low or negative interest rate environment, developments in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, and currency exchange rates, and the effect of economic conditions and market developments on the financial position or creditworthiness of UBS’s clients and counterparties; (iii) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt that will be eligible for total loss-absorbing capacity (TLAC) requirements, or loss-absorbing capital; (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that may impose, or result in, more stringent capital, TLAC, leverage ratio, liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration or other measures, and the effect this would have on UBS’s business activities; (v) uncertainty as to when and to what degree the Swiss Financial Market Supervisory Authority (FINMA) will approve a limited reduction of capital or gone concern requirements due to measures to reduce resolvability risk; (vi) the degree to which UBS is successful in implementing further changes to its legal structure to improve its resolvability and meet related regulatory requirements, including changes in legal structure and reporting required to implement US enhanced prudential standards, implementing a service company model, the transfer of the Asset Management business to a holding company, and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements relating to capital requirements, resolvability requirements and proposals in Switzerland and other countries for mandatory structural reform of banks and the extent to which such changes have the intended effects; (vii) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (viii) changes in the standards of conduct applicable to our businesses that may result from new regulation or new enforcement of existing standards, including proposed measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (ix) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses or loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational component of our RWA; (x) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (xi) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xii) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xiii) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xiv) whether UBS will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; (xv) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyber-attacks, and systems failures; (xvi) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA of its broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xvii) the degree to which changes in regulation, capital or legal structure, financial results or other factors, including methodology, assumptions and stress scenarios, may affect UBS’s ability to maintain its stated capital return objective; and (xviii) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2015. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated on the basis of rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be calculated on the basis of figures that are not rounded.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS Group AG

P.O. Box

CH-8098 Zurich

www.ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-204908) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; and 333-200665), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS GROUP AG

By: _/s/   Sergio Ermotti______________

Name:  Sergio Ermotti

Title:    Group Chief Executive Officer

By: _/s/ Kirt Gardner__________________

Name:  Kirt Gardner

Title:    Group Chief Financial Officer

UBS AG

By: _/s/   Sergio Ermotti______________

Name:  Sergio Ermotti

Title:    Group Chief Executive Officer

By: _/s/ Kirt Gardner__________________

Name:  Kirt Gardner

Title:    Group Chief Financial Officer

Date:  May 3, 2016